Rule 12g3-2(b) File No. 82-34680

August 15, 2006

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find the following document:

1. Annual Report 2006.

dlw 8/22

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
Corporate Officer,
General Manager of the Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

SUMITOMO CORPORATION is...

CONTENTS

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements relating to our future plans, targets, objectives, expectations and intentions. The forward-looking statements reflect management's current assumptions and expectations of future events, and accordingly, they are inherently susceptible to uncertainties and changes in circumstances and are not guarantees of future performance. Actual results may differ materially, for a wide range of possible reasons, including general industry and market conditions and general international economic conditions. In light of the many risks and uncertainties, you are advised not to put undue reliance on these statements. The management targets included in this report are not projections, and do not represent management's current estimates of future performance. Rather, they represent targets that management strive to achieve through the successful implementation of the Company's business strategies. The company may be unsuccessful in implementing its business strategies, and management may fail to achieve its targets.

The Company is under no obligation – and expressly disclaims any such obligation – to update or alter its forward-looking statements.

The Strength of Sumitomo Corporation

—What Enables Sustained Growth

SUMITOMO CORPORATION is

...INNOVATIVE

...BALANCED

...TRUSTWORTHY

SUMITOMO CORPORATION is

INNOVATIVE

Sumitomo Corporation has changed through management based on Risk-adjusted Return approach.

Ahead of our peers, Sumitomo Corporation introduced the Risk-adjusted Return Ratio, a management indicator, in 1998.

The businesses of an integrated trading company are diverse and they all carry risks. The first step we took was to quantify individual risks. We then used the ratio of the returns on those quantified risks, the risk-adjusted return ratio, as a common, company-wide yardstick to evaluate the profitability of all of our businesses. We have worked this concept into our management activities employing it as a standard for the selection of businesses.

We have steadily improved our "profitability" and "quality of assets" through continuous selection and concentration of businesses and replacement of assets. At the time we introduced the risk-adjusted return ratio, we set a target of raising earning power to cover the shareholders' capital cost expected by investors, namely risk-adjusted return, to over 7.5%. This was achieved under the AA Plan, which ended in fiscal year 2004, becoming 8.2%. Under the AG Plan ending in fiscal year 2006, the risk-adjusted return ratio is expected to rise to 14.2%, having entered a stage of creating greater value exceeding shareholders' capital cost.

Risk-adjusted Return Ratio (%) = Net Income ÷ Risk-adjusted Assets
Risk-adjusted Assets: *The value of maximum losses that could be incurred if all the potential risks were actually to occur during the same period.*

FY1999-FY2006 FINANCIAL PERFORMANCE



Net Income (left)
Basic Profit (left)*
Risk-adjusted Return Ratio (Two-year average) (right, %)
Debt-Equity Ratio (Net) (right, times)
(Billions of Yen)
(%,Times)
200
150
100
50
0
16
12
8
7.5%
4
0
14.2
8.2
3.7
3.0
FY99
FY00
FY01
FY02
FY03
FY04
FY05
FY06 (Target)
Reform Package
Step Up Plan
AA Plan
AG Plan

*Basic Profit = (Gross profit - Selling, general and administrative expenses - Interest expenses, net of interest income + Dividends) x (1-Tax rate) + Equity in earnings of associated companies, net (Tax rate was 42% for the years through fiscal year 2003, and 41% for fiscal year 2004 and after)

SUMITOMO CORPORATION is

BALANCED

A Balanced Business Portfolio and Balanced Management are the Strength of Sumitomo Corporation.

Sumitomo Corporation's nine Business Units and domestic and overseas regional segments cover diverse business fields and regions. Taking advantage of business opportunities in each of those fields, we are cultivating highly profitable businesses. Not over-dependent on any specific area, we have multiple pillars of profits in each Business Unit, and are constructing a balanced earnings base that can deliver stable earnings even in a changing business environment. Over the two years of the AG Plan, the risk-adjusted return ratio in all segments is expected to exceed 10% with increasing profitability.

Along with this expansion of our earnings base, we have been enhancing our corporate strength by pursuing soundness and efficiency. In addition to reinforcing our financial position, we have also been engaged in advancing risk management, strengthening internal control systems, and attaining full compliance awareness.

Our well-balanced business portfolio and management firmly incorporating both offense and defense will support sustained growth.

NET INCOME BY SEGMENT



(Billions of Yen)
FY2003
FY2004
FY2005
FY2006 (Outlook)
35
30
25
20
15
10
5
0
-5
-10
Metal Products
Transportation & Construction Systems
Machinery & Electric
Media, Electronics & Network
Chemical
Mineral Resources & Energy
Consumer Goods & Service
Materials & Real Estate
Financial & Logistics
Domestic Regional Business Units and Offices
Overseas Subsidiaries and Branches

RISK-ADJUSTED RETURN RATIO/RISK-ADJUSTED ASSETS, BY SEGMENT



(%)
Step Up Plan Result
AA Plan Result
AG Plan Target (After review)
21.5
19.5
17.5
15.5
13.5
11.5
9.5
7.5
5.5
3.5
1.5
-0.5
Risk-adjusted Return Ratio (Two-year average)
Metal Products
Financial & Logistics
Overseas Subsidiaries and Branches
Mineral Resources & Energy
Consumer Goods & Service
Chemical
Transportation & Construction Systems
Media, Electronics & Network
Machinery & Electric
Materials & Real Estate
Domestic Regional Business Units and Offices
0
20
40
60
80
100
120
140
160
180
200 (Billions of Yen)
Risk-adjusted Assets (At the end of each Medium-Term Management Plan)

SUMITOMO CORPORATION is

TRUSTWORTHY

Sumitomo Corporation Esteems "Trust."

Underlying Sumitomo Corporation's business activities is the "Sumitomo Business Spirit," which is founded upon a respect for trust cultivated and passed down over 400 years.

The Sumitomo Business Spirit is the basis of our business operations, and points toward universal values that should be respected in all ages. These values are shared by all our officers and employees, and we intend to continue inheriting them in the future.

We will further enhance our relationship of mutual trust with our stakeholders by maximizing our corporate value through achieving the targets we have set, pursuing profitability, growth potential, and stability.


Relationship of Mutual Trust with Stakeholders
Corporate Social Responsibility
Legal Compliance and Maintenance of Highest Ethical Standards
Trust
Spirit of Challenge that Anticipates Change
Sumitomo Corporation's Management Principles and Activity Guidelines
Sumitomo Business Spirit embodied in "Business Principles"
1.
Sumitomo shall achieve strength and prosperity by placing prime importance on integrity and sound management in the conduct of its business.
2.
Sumitomo shall manage its activities with foresight and flexibility in order to cope effectively with the changing times. Under no circumstances, however, shall it pursue easy gains or act imprudently.

FINANCIAL HIGHLIGHTS

For the years ended March 31

	Millions of Yen					
	2006	2005	2004	2003	2002	2001
Results of Operations:						
Gross Profit	**¥ 706,647**	¥ 563,130	¥ 501,332	¥ 496,449	¥ 487,274	¥ 488,400
Net Financial Income	**(9,530)**	(2,259)	560	367	(7,099)	(12,031)
Interest Expense, net	**(19,953)**	(8,645)	(6,374)	(6,006)	(13,752)	(18,010)
Dividends	**10,423**	6,386	6,934	6,373	6,653	5,979
Equity in Earnings of Associated Companies, net	**51,374**	37,387	20,693	9,768	209	(6,452)
Net Income	**160,237**	85,073	66,621	13,874	47,730	50,481
Financial Position at Year End:						
Total Assets	**6,711,894**	5,533,127	5,012,465	4,856,157	4,860,155	4,954,082
Shareholders' Equity	**1,303,975**	934,891	730,848	618,712	657,967	626,960
Interest-Bearing Liabilities (net)	**2,622,176**	2,376,014	2,377,607	2,502,835	2,528,794	2,447,663
Cash Flows:						
Net Cash (Used in) Provided by Operating Activities	**(62,752)**	(20,831)	61,754	67,038	72,726	85,748
Net Cash (Used in) Provided by Investing Activities	**(141,428)**	(55,833)	57,929	(59,878)	(78,823)	(62,823)
Free Cash Flow	**(204,180)**	(76,664)	119,683	7,160	(6,097)	22,925
Net Cash Provided by (Used in) Financing Activities	**262,145**	115,825	(23,582)	43,011	26,651	14,017

Notes: 1. The Company and its subsidiaries restated prior year consolidated financial statements with respect to the accounting of deferred taxes related to investments in affiliates. Consolidated statements of income and consolidated statements of cash flows for the year ended March 31, 2001 and consolidated balance sheets as of March 31, 2002 and 2001 are not audited.

GROSS PROFIT



(Millions of Yen)
800,000
600,000
400,000
200,000
0
01 02 03 04 05 06

EQUITY IN EARNINGS OF ASSOCIATED COMPANIES, NET



(Millions of Yen)
60,000
50,000
40,000
30,000
20,000
10,000
0
-10,000
01 02 03 04 05 06

NET INCOME AND BASIC PROFIT



(Millions of Yen)
200,000
150,000
100,000
50,000
0
01 02 03 04 05 06
Net Income
Basic Profit

		2006	2005	2004	2003	2002	2001
				Yen			
Amounts per Share:							
Net Income:	Basic	**¥ 130.18**	¥ 72.83	¥ 62.66	¥ 13.04	¥ 44.85	¥ 47.43
	Diluted	**130.17**	72.82	61.31	13.00	43.89	46.38
Shareholders' Equity		**1,047.88**	776.61	686.99	581.75	618.28	589.09
Cash Dividends Declared for the Year		**25.00**	11.00	8.00	8.00	8.00	8.00

			%, Times			
Ratios:						
Shareholders' Equity Ratio (%)	**19.4**	16.9	14.6	12.7	13.5	12.7
ROE (%)	**14.3**	10.2	9.9	2.2	7.4	8.0
ROA (%)	**2.6**	1.6	1.4	0.3	1.0	1.0
Debt-Equity Ratio (net) (times)	**2.0**	2.5	3.3	4.0	3.8	3.9

			Millions of Yen			
For Reference:						
Total Trading Transactions	**¥10,336,265**	¥ 9,898,598	¥ 9,197,882	¥ 9,229,576	¥ 9,645,379	¥10,080,062
Basic Profit	**158,347**	109,970	66,820	62,248	46,224	43,307

2. Cash dividends per share represents the cash dividends declared applicable to each respective year, including dividends paid after the year end.
3. Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which the Companies act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under accounting principles generally accepted in the United States of America ("U.S. GAAP").
4. Basic Profit = (Gross profit - Selling, general and administrative expenses - Interest expenses, net of interest income + Dividends) x (1-Tax rate) + Equity in earnings of associated companies, net
(Tax rate was 42% for the years through fiscal year ended March 31, 2004 and 41% for fiscal year ended March 31, 2005 and after)

TOTAL ASSETS AND ROA



(Millions of Yen)
(%)
8,000,000
6,000,000
4,000,000
2,000,000
0
4.0
3.0
2.0
1.0
0
01 02 03 04 05 06
Total Assets (left)
ROA (right)

SHAREHOLDERS' EQUITY AND ROE



(Millions of Yen)
(%)
1,500,000
1,200,000
900,000
600,000
300,000
0
15.0
12.0
9.0
6.0
3.0
0
01 02 03 04 05 06
Shareholders' Equity (left)
ROE (right)

AMOUNTS PER SHARE



(Yen)
(Yen)
150
100
50
0
1,100
900
700
500
01 02 03 04 05 06
Net Income per Share (Basic) (left)
Shareholders' Equity per Share (right)

Financial Highlights

>Sumitomo Corporation's latest performance showed excellent results. Based on our solid performance, we have set a consolidated net income target of ¥170.0 billion for fiscal year 2006. In the event of achieving this target, we plan to pay an annual dividend of ¥27 per share, thus returning to shareholders the benefits of our broader earnings base.

>Our favorable performance was not due solely to changes in the operating environment. It also stemmed from management reforms based on the risk-adjusted return approach that we pioneered in 1999. These reforms have brought considerable changes to the business activities and management scheme of Sumitomo Corporation.

>Under the AG Plan, our current medium-term management plan, we are steadily broadening our earnings base. We are also upgrading management systems, including our risk management and internal control systems, to support expansion of our business base. In another major initiative for ensuring growth, we are working hard to recruit, train and place employees of the highest quality.

>While proceeding with these initiatives, all officers and employees, including myself, must reaffirm the "basics" underpinning Sumitomo Corporation—the business spirit founded on trust, the risk-adjusted return approach, and integrated corporate strength. This process will enable our sustained growth and "realize prosperity and dreams" of all stakeholders.

Fiscal Year 2005 Review and Fiscal Year 2006 Outlook

Our financial results for fiscal year 2005 showed an excellent performance. Consolidated net income reached ¥160.2 billion, greatly exceeding the ¥110.0 billion target set at the initial formulation of the AG Plan, and achieving a third consecutive year of record high income.

The soaring prices of crude oil and other natural resources in recent years have turned the spotlight on the profit growth of integrated trading companies. Sumitomo Corporation has a well-balanced business portfolio, supported by various pillars of profits. A number of our core businesses are expanding earnings by seizing new business opportunities. These include developing natural resources through coal mining in Australia, crude oil and gas interests in the North Sea and the Gulf of Mexico, overseas automobile finance, strengthening supply chain management (SCM) covering tubular products and steel plates, expanding media-related businesses in Japan, and developing high-rise condominiums in the Tokyo metropolitan area.

At present, we are actively pursuing an expansion-oriented management approach focused on broadening our business base by increasing profitable assets. We have invested in a well-balanced manner in businesses with high future growth potential, as well as in those which have an immediate effect on earnings. Recent acquisitions of crude oil interests and an overseas power generation business, for example, are making a solid contribution to our earnings.

Shareholders' equity also increased, thanks not only to our improved business performance, but also to increases in unrealized gains on securities available for sale. Higher shareholders' equity both enhances our financial position and improves our ability to absorb risks.

We have revised upward our initial net income target for fiscal year 2006 under the AG Plan, from ¥120.0 billion to ¥170.0 billion. We are not overly optimistic about the operating environment, due to concerns about the risk of a drop in natural resource prices and a rise in interest rates. Nevertheless, we will steadily improve our performance by expanding major businesses and making new investments. As a result, we are targeting consolidated net income of ¥330.0 billion for the two-year period covered by the AG Plan. Moreover, we have raised our targeted risk-adjusted return ratio, an important management indicator, from the initial plan of 10.4% to 14.2%.

Sumitomo Corporation's policy concerning appropriation of profit is to pay dividends that reflect consolidated financial results. Under the AG Plan, we have set a payout ratio of 20%. For fiscal year 2005, we paid an annual dividend of ¥25 per share, up ¥14 from the previous year. In the event of achieving the net income target set for fiscal year 2006, we plan to increase this dividend further, to ¥27 per share. In this way, we intend to provide returns to shareholders reflecting the expansion of our earnings base. In light of the higher investment amount necessary to realize one voting unit for our shares—due to the rise in our share price since the previous fiscal year—in September 2006 we will reduce the voting unit from 1,000 to 100 shares. This change will provide investment opportunities to more investors, including individuals.



President and CEO **MOTOYUKI OKA**

Our solid performance was due not only to temporarily favorable business conditions or an expansion of our operations, but also to management reforms initiated in the late 1990s.

At this point, I would like to focus your attention on what lies behind our excellent financial results. I believe that our performance is driven not only by a favorable external environment and asset expansion, but also by Sumitomo Corporation's management reforms implemented since 1999. Consolidated net income for fiscal year 1999, the year we started the reforms, was ¥32.3 billion, and total assets amounted to around ¥4.9 trillion. Our performance in fiscal year 2005 shows that total assets have grown by around 40%, while consolidated net income has surged five-fold. This is indeed a tremendous improvement. It can be attributed to the huge changes that have taken place in Sumitomo Corporation's businesses and management as a result of our reforms.

"Risk-adjusted Return" Approach

In the autumn of 1998, we introduced the concept of "risk-adjusted return" as a key management indicator. At the time, this was a revolutionary approach, because until that time integrated trading companies had competed on the scale of total trading transactions and the establishment of new businesses ahead of their rivals. However, the late 1990s saw a worsening business environment and the relative inability, compared with the present, of companies to grasp the full extent of their business risks. As a result, companies that held onto unprofitable businesses recorded weak results. Consequently, business restructuring became imperative as a means of improving profitability and financial position.

In 1998, we set a medium-term risk-adjusted return ratio target of 7.5% to cover shareholders' capital cost. We shifted from our existing strategy of expansion to the selection of and concentration on key businesses. Previously, it was difficult for integrated trading companies to make such selections since they operated diverse businesses. However, by quantifying the risks accompanying each business and using the risk-adjusted return ratio as a common yardstick, we made it possible to compare different operations. We have revolutionized our management through this approach.

Changes in Business Portfolio: Emphasizing Integrated Corporate Strength

Under the Reform Package, which began in fiscal year 1999, and the Step Up Plan, which started in fiscal year 2001, we sought to improve our balance sheet through a process of business rationalization and replacement. Under the AA Plan, which began in fiscal year 2003, our reforms centered on active investment in profitable assets. Through consistent selection and concentration of businesses, we not only reduced unprofitable businesses, but also developed an approach to decide where to allocate our management resources. This approach took into account our core competence and the operating environment.

Selecting businesses requires a multifaceted approach.

TOTAL ASSETS AND ROA


(Billions of Yen)
(%)
8,000
6,000
4,000
2,000
0
4.0
3.0
2.0
1.0
0
FY99 FY00 FY01 FY02 FY03 FY04 FY05 FY06 (Outlook)
Reform Package
Step Up Plan
AA Plan
AG Plan
Total Assets (left)
ROA (right)

NET INCOME


(Billions of Yen)
200
150
100
50
0
FY99 FY00 FY01 FY02 FY03 FY04 FY05 FY06 (Target)
Reform Package
Step Up Plan
AA Plan
AG Plan

When making decisions on which new businesses to establish and which existing businesses to maintain, I, as President, place particular emphasis on whether the business in question is able to capitalize on our "integrated corporate strength."

"Integrated corporate strength" is the strength that creates new value to meet customer needs through strategic and organic integration of business foundations—such as integrity, expertise, experience, global network of operations spanning the globe, and good business partnerships with over 100,000 companies—with our diverse capabilities in such areas as financial services, logistics solutions, risk management, IT solutions, market intelligence & information gathering and analysis, and business development. This strength is our core competence, which is unique and can be exhibited only by us. I am devoting my energies to further strengthening our integrated corporate strength and to creating a corporation that is able to take full advantage of it.

Today, our businesses which have become pillars of profits include supply chain management (SCM) for steel products and chemical products, value chains in the segments of Transportation & Construction Systems; Media, Electronics and Network; Mineral Resources & Energy, and power plants and industrial parks businesses, through which we demonstrate our organizing capabilities. These businesses are all high-value-added, meeting customer needs by exerting integrated corporate strengths derived from our business foundation and multifaceted capabilities. All have the potential for stable growth even though the external environment may slightly affect their individual performances. By selecting and increasing the number of businesses in which we can fully leverage our integrated corporate strength, we are able to achieve levels of performance even beyond what might be expected from analysis of our financial statements.

INTEGRATED CORPORATE STRENGTH:
SUMITOMO CORPORATION'S CORE COMPETENCE


Creation and Provision of Diversified Values to Meet Customer Demand
Logistics Solutions
Strategic and Organic Integration
IT Solutions
Market Intelligence & Information Gathering and Analysis
Financial Services
Business Development
Risk Management
Continual Enhancement of Functions
Integrity
Intellectual Capital
Global Network
Global Relations
Continual Strengthening of the Business Foundation

Changes in Management: Advancing Risk Management and Business Portfolio Management

In addition to reform of our businesses, we have also introduced reforms in our management, particularly in the area of risk management. First, by recognizing risk in the form of risk-adjusted assets, and sharing this recognition among employees, we have witnessed substantial improvements in "risk awareness" among each employee. This was a significant step towards introducing the risk-adjusted return concept in management.

We manage risk-adjusted assets not only within each business separately, but also from the perspective of total risks affecting the entire corporation. At present, our basic policy of management is to maintain the balance between total risk-adjusted assets within a buffer centering on shareholders' equity, and to ensure against excessive risk.

We also select businesses applying quantitative criteria, based on common company-wide hurdle rates and exit rules. Top management, the Corporate Group and Business Units share information and regularly monitor the business portfolio and core businesses of each Business Unit. We have incorporated a framework which prevents unexpected losses when the operating environment changes into our management system.

Growth Strategy and the AG Plan

Expanding Our Earnings Base

Our current task in order to ensure strong growth in the future is to expand our earnings base. Under the AG Plan, each segment is promoting investments in profitable assets and the Corporate Group is supporting the company-wide business expansion.

In fiscal year 2005, for example, we acquired TBC CORPORATION, a leading marketer of automotive tires in the United States. This was the largest investment we have ever undertaken. From a company-wide perspective, as well, we made steady progress in expanding our earnings base. During the year, risk-adjusted assets rose ¥170.0 billion, as a result of new strategic investments and an increase in operating assets. When taking into account the rise in market value of our shareholdings and the effect of the yen's depreciation, the increase was ¥230.0 billion. Our revised plan for risk-adjusted asset

increases will be ¥420.0 billion over the two-year period covered by the plan, considerably higher than our initial plan of ¥340.0 billion. Based on this outlook, we expect gross investments and loans to be around ¥800.0 billion over the same period.

In addition to increasing assets, we have also been replacing assets, one example being the sale of our stake in the brand-related business, Coach Japan, Inc. With this strategy, we are continuously promoting business selection and concentration through a dynamic business portfolio strategy involving value realization.

At a time when we are expanding our business base, I am frequently asked by investors and business partners, as President, which businesses we will emphasize in the future. The background for this question is the fact that we operate in diverse fields and regions through nine Business Units and regional offices all over the world. Also the business environment for each segment and region has constantly changing and the speed of change has been increasing.

My answer to the original question is that rather than focusing on certain business segment, we believe it is more important to evaluate the growing segment from time to time and flexibly adjust our strategy to grasp such change in the business environment. As a result, Sumitomo Corporation has built up a well-balanced and highly stable business portfolio. As an integrated trading company, we must also become involved in a wide range of business fields. Having operating bases, customer bases, and sources of information in a diverse range of industries reinforces our integrated corporate strength, which is our core competence.

Enhancing Our Corporate Strength

In addition to expanding our earnings base, we have stepped up our focus on strengthening and upgrading management systems that support this base. Through our reforms to date, we have strengthened risk management through a quantitative approach. In addition, we are currently implementing a company-wide initiative addressing internal controls. The business base of the Sumitomo Corporation Group, including subsidiaries and associated companies, is necessarily broad, and a mistake made in any part of the Group may have a significantly adverse effect on our corporate value. On a global consolidated basis, therefore, we must establish a reliable internal control system and improve operational quality.

We will continue to further reinforce our risk management and internal control systems. Going back to our origins, we have strong DNA that enables us to pursue expansion and growth. By making the most of this inherent strength and implementing a robust control system, we will maintain a balance between expanding our earnings base and reinforcing our corporate strength aiming for sustained growth. We believe the fruits of such efforts will steadily appear along the path to long-term growth.

Human Resources and Communication

Human resources are an essential element to expand and manage businesses. When we invest in a new business, we do not seek to simply make a monetary return. We get involved in the business to raise its value, acquire

RISK-ADJUSTED ASSETS BY RISK-ADJUSTED RETURN RATIO



FY06
End of AG Plan
(Outlook)
76%
13%
7%
4%
1,249
FY05
69%
16%
6%
9%
1,053
FY04
End of AA Plan
56%
28%
8%
8%
838
FY02
End of Step Up Plan
41%
24%
9%
26%
801
FY97
19%
17%
34%
30%
970
0
300
600
900
1,200
1,500
(Billions of Yen)
RR: Risk-adjusted Return Ratio
RR>7.5%
7.5%>RR>3.0%
3%>RR>0%
0%>RR

Risk-adjusted assets of Corporate Group are excluded.

expertise, and maximize synergies with existing businesses—in order to enhance the corporate value of the entire Sumitomo Corporation Group. The recruitment, training, and placement of the required human resources on a global consolidated basis is one of the basic policies of the AG Plan.

From fiscal year 2006, we overhauled the human resources management system and introduced a framework in which all employees, irrespective of position, can fully display their talent. It is important to recruit highly competent people, maximize each individual's talent, and create a dynamic workplace environment. We are continuously reviewing our businesses in order to reallocate our management resources. The major purpose of this review is to effectively allocate human resources, valuable management resource, to business segments where we see growth.

Thanks to reforms implemented to date, we have reduced the number of businesses suffering from unprofitable operation. In addition to such quantitative measures, we are reviewing businesses from qualitative criteria—does the business have a growth strategy, are its employees working with vitality, and does the company have an adequate management system.

When it comes to the utilization of human resources, I emphasize the importance of teamwork, and its prerequisite, communication. One key to maximizing integrated corporate strength is the organic fusion of individual strengths, so I have repeatedly urged the creation of a dynamic workplace with excellent communication.

The head of each organization must take the lead in displaying solid communication. Since I became the President and CEO, I have put a great effort into establishing good communication, and spent considerable time to communicate directly with employees. Even now, I interact with more than 1,000 employees over the course of a year.

For example, at first it was not easy to introduce the risk-adjusted return concept leading to the reforms of Sumitomo Corporation. However, repeated discussions with employees in the workplace finally made this possible. I believe, with smooth and effective communication, we have been able to embrace management policies on a company-wide basis and steadily achieve the targets of management plans.

Back to Basics

In fiscal year 2006, the second year of the AG Plan, we will continue to expand our business base. Together, we will enhance our corporate strength and expedite recruitment, training, and placement of competent human resources in order to pursue sustained growth.

At this time, it is important that we return to the basics. By "basics," I mean the Sumitomo Business Spirit and the sense of values set out in the Sumitomo Corporation Group's Corporate Mission Statement—values based on trust that have been passed down over 400 years since Sumitomo's founding. Although trends and times change, I want to see this sense of values instilled in each and every employee of Sumitomo Corporation. I sincerely believe that without trust, business cannot survive for a long time.

Other "basics" are our risk-adjusted return approach and the integrated corporate strength. The risk-adjusted return approach was introduced across the company as part of the reforms, and has been the driving force behind the huge advances we have made over the past several years. We cannot afford to lose sight of this approach since we constantly address risks as we develop new businesses.

Integrated corporate strength is our core competence and the source of our competitiveness. As we strive to build even more effective communication, and work together as a team to meet common targets in all organizations and levels, we must maximize this strength in our quest and further strengthen it in the future.

All officers and employees, including myself, must reaffirm the "basics" of Sumitomo Corporation and to undertake continuous reforms aimed at expanding our earnings base and enhancing our corporate strength. Through these initiatives, we are committed to achieving sustained growth and "realizing prosperity and dreams" for all stakeholders.

We look forward to your continued understanding and support.

Motoyuki Oka
President and CEO

July 2006

Progress of Expanding Earnings Base under the AG Plan

Aiming for sustained growth, we are actively increasing profitable assets under the AG Plan focusing on further expansion of our earnings base. Over the two-year period covered by the AG Plan, we have an aggressive plan intended to increase risk-adjusted assets by a further ¥340 billion, representing growth of more than 30% compared to risk-adjusted assets of around ¥950 billion at the end of fiscal year 2004.

In fiscal year 2005, the first year of the AG Plan, we increased risk-adjusted assets by around ¥230 billion. Of this amount, ¥170 billion resulted from strategic investments, acquisition of fixed assets, and increases in receivables and inventories accompanying growth in business operations. The remaining ¥60 billion stemmed from external factors, such as rises in the market prices of our shareholdings and increase of risk-adjusted assets in foreign currency reflecting the yen's depreciation. In our view, our plan to increase profitable assets is proceeding steadily in accordance with our initial plan.

In fiscal year 2006, the second year of the AG Plan, we anticipate a further ¥190 billion increase in risk-adjusted assets, which we expect to result in a total ¥420 billion increase over the two-year period of the AG Plan—well above our initial plan of ¥340 billion.

During the term of the AG Plan, we will proactively increase profitable assets and free cash flow is planned to result in cash out. Free cash flow in fiscal year 2005, the first year of the AG Plan, resulted in a ¥204.2 billion outflow and we anticipate another cash out in fiscal year 2006. Although necessary capital will be funded through interest-bearing liabilities, increases in net income will reinforce shareholders' equity. At the end of the AG Plan, we expect shareholders' equity ratio to be around 20% and debt-equity ratio to be around two times. Thus, we expect to improve our financial position as well as to actively broaden our earnings base.

Progress by Segments

Although the AG Plan calls for increases in risk-adjusted assets across all business segments, we anticipate large increases particularly in the Metal Products, Transportation & Construction Systems, Media, Electronics & Network, and Mineral Resources & Energy Business Units, as well as in Overseas Subsidiaries and Branches.

Taking a look at the growth progress in risk-adjusted assets for fiscal year 2005 by segment, in Metal Products, we steadily increased our risk-adjusted assets in expanding our network of domestic and overseas steel service center operations for steel sheets, and reinforcing our supply chain management (SCM) for tubular products on a global basis.

RISK-ADJUSTED ASSETS PLAN


(Billions of Yen)
1,600
1,400
1,200
1,000
800
600
400
200
0
945
+230
1,175
+340
1,285
+420
1,365
End of FY04
End of FY05
End of FY06 Initial plan
End of FY06 Revised plan
Increase in risk-adjusted assets
Initial plan +340 billion yen
Revised plan +420 billion yen
Increased in FY05: approx.+230 billion yen
• Strategic investments and increase in operating assets: approx.+170 billion yen
• Rise in stock price and depreciation of yen: approx.+60 billion yen
Outlook of FY06: approx.+190 billion yen

Transportation & Construction Systems made Sumisho Auto Leasing Corporation into a wholly owned subsidiary, strived to expand its automobile lease and finance businesses in Asia, and broadened its overseas construction equipment business. These activities led to growth in risk-adjusted assets exceeding our initial plan.

Media, Electronics & Network is expanding its business base in each core businesses through M&A activities such as acquiring new cable TV operators, a mobile phone sales company, and a cineplex operation.

Mineral Resources & Energy increased risk-adjusted assets through investments in oil and gas projects in the North Sea and the Gulf of Mexico. Amid surging prices for natural resources such as crude oil, however, we strictly applied hurdle rates for investment and selected only profitable projects. As a result, the increase in assets was moderate compared with our initial plan.

In addition, we acquired TBC CORPORATION, a tire marketer in the U.S. (Overseas Subsidiaries and Branches, Materials & Real Estate), invested in power generation projects in Asia and the Middle East (Machinery & Electric), acquired stake in a pharmaceuticals manufacturer in China (Chemical), and made fund-related investments (Financial & Logistics). Thus, we increased profitable assets in all segments.

We are also replacing assets continuously and promoting further selection and concentration of businesses. For example, we sold our stake in Coach Japan, Inc., (Consumer Goods & Service), realizing value in a timely manner, and we promoted liquidation of assets, including our headquarters building in Tokyo (Materials & Real Estate).

In fiscal year 2006, we will continue to actively increase risk-adjusted assets, centering on the core businesses and their surrounding fields in each segment, and promote expansion of the value chain and development of global operations in each business.

Under the AG Plan, the two-year average risk-adjusted return ratios of all segments are expected to exceed the results of the previous AA Plan. In addition, all segments will greatly surpass 7.5% risk-adjusted return ratio, the level of earning power which covers shareholders' capital cost, and will improve to over 10%. Thus, along with the expansion of our earnings base, we are further enhancing our profitability.

RISK-ADJUSTED ASSETS/RISK-ADJUSTED RETURN BY SEGMENT

	Risk-adjusted Return Ratio (%)	
	AA Plan FY03-FY04 Result	AG Plan FY05-FY06 Revised plan
Metal products	15.4	19.0
Transportation & Construction Systems	13.0	14.2
Machinery & Electric	4.7	12.4
Media, Electronics & Network	12.8	12.9
Chemical	7.1	14.5
Mineral Resources & Energy	10.6	17.4
Consumer Goods & Service	7.1	11.7
Materials & Real Estate	0.3	12.4
Financial & Logistics	13.5	17.8
Domestic Regional Business Units and Offices	6.2	11.7
Overseas Subsidiaries and Branches	18.4	20.8
Consolidated	8.2	14.2


Balance of Risk-adjusted Assets (Billions of Yen)
Start of AG Plan (End of FY04)
End of the first year of AG Plan (End of FY05)
Outlook for the end of AG Plan (End of FY06)
0
20
40
60
80
100
120
140
160
180
200

*Risk-adjusted return ratios are two-year averages

Advancing Our Business Portfolio Strategy

Implementing management reforms since 1999, we have achieved major advances in our business portfolio management. Under the Reform Package (fiscal years 1999 and 2000), we improved our balance sheet by disposing of unprofitable businesses. Then, under the Step Up Plan (fiscal years 2001 and 2002), we focused on improving profitability through replacing assets. On our Strategy Map, which has profitability and growth potential as its axes, we plotted all of the businesses in our portfolio and considered into which core businesses we should put our limited management resources. We took into account, not only the profitability of each business, but also the profitability, growth potential, and stability of our entire portfolio, and clarified the position of each business, determining which businesses were to be allocated management resources, and which ones were to be withdrawn or sold.

Under the subsequent AA Plan (fiscal years 2003 and 2004) and AG Plan (fiscal years 2005 and 2006), we switched to an "aggressive" management approach promoting expansion of our business base. In addition to enhancing profitability, we are aiming for an optimal allocation of management resources considering growth potential and synergistic effects in each business. Our Sumitomo Shoji Research Institute, Inc. carries out detailed analysis of the industrial environments and risks of our core businesses, as well as their competitive advantages in their respective industries. Having a grasp of business conditions and our strengths, we are now shifting to businesses which are highly strategic and where we can utilize our core competence.

In accordance with company-wide management strategies, our nine Business Units, which cover a broad array of business fields, are developing businesses in a strategic way. All Business Units are examining which areas of their industries still have potential for further growth, and which parts along the business flow of products and services from upstream manufacturers to downstream end users they should enter, and whether the expertise accumulated through the business operations so far can be utilized in other fields.

Management with "Grip"

In addition to our business portfolio management based on autonomous management by each Business Unit, the Corporate Group controls and supports the activities of the Business Units. From our past experience, we have learned that participating in a project without an adequate business plan, or remaining in unprofitable businesses, will lead to increased losses when withdrawing from those businesses. For this reason, we have established common, clear company-wide criteria, including hurdle rates and exit rules, employing them as a basic standard for the selection of businesses. Projects that could have a major impact on our financial results are examined and deliberated upon by the Loan and Investment Committee including the Corporate Group and the relevant Business Units. Analyses are multifaceted, taking into account not only profitability but also strategic significance, compatibility with the vision of the investment partner, exit strategies, and the impact of losses in worst-case scenarios. Large projects in particular are regularly followed up on by the Company-wide Project Promotion & Support Committee to track the progress of strategies, even after investments have been made. Furthermore, through monitoring the progress of the plans of each Business Unit at meetings, including Strategy Meetings four times a year, management and Business Units share a clear understanding of strategies and their implementation status. These initiatives are contributing to the continuous improvement of our financial results.

Company-wide Optimal Allocation of Management Resources and Risk Management

The Corporate Group is promoting optimal allocation of management resources and risk management from a company-wide perspective. Ensuring that the risks that arise from the activities of the Business Units are appropriate to the Company's overall strength, we maintain a balance between company-wide risk-adjusted assets and a risk buffer centering on shareholders' equity. In addition, from a financial standpoint, we verify whether funds required for company-wide business strategies can be procured at an appropriate cost while maintaining sufficient liquidity. From the perspective of the balance of our company-wide business portfolio, we are controlling risk so that excessive risk does not concentrate in any particular industry or region.

As for one important initiative under the current AG Plan, our Management Resources Reallocation Task Force is aiming for an optimal allocation of management resources including human resources, and promoting company-wide review of our Group companies. The Task Force has been evaluating our consolidated subsidiaries and associated companies, which numbered 836 at the end of fiscal year 2004. In addition to existing quantitative exit rules, the Task Force is adopting qualitative criteria, such as whether or not each company has drawn up a growth strategy, whether or not its employees are working with vitality, and whether or not it has thoroughgoing internal control and compliance frameworks in place. As a result, we have decided to withdraw or merge around 200 companies, and, by the end of fiscal year 2005, had reduced the number of companies by 89.

Our management with grip, based on autonomous management by Business Units supported by top management and the Corporate Group, is the strength of Sumitomo Corporation.

OVERVIEW OF OPERATIONS








AT A GLANCE

Under our four medium-term management plans from the "Reform Package" to the current "AG Plan," all of our Business Units have been strengthening core businesses and expanding earnings bases by reinforcing business portfolios and increasing profitable assets. As a result, we are steadily improving our basic profit and forming a well-balanced business portfolio which is not over-dependent on specific areas.


Corporate and Eliminations 1.8%
Metal Products 13.4%
Overseas Subsidiaries and Branches 21.1%
Transportation & Construction Systems 15.2%
FY2005
Basic Profit*
158.3 Billion yen
Domestic Regional Business Units and Offices 4.5%
Financial & Logistics 4.7%
Machinery & Electric 4.9%
Materials & Real Estate 6.3%
Media, Electronics & Network 7.6%
Consumer Goods & Service 2.1%
Chemical 4.4%
Mineral Resources & Energy 14.0%

*Basic Profit = (Gross profit - Selling, general and administrative expenses - Interest expenses, net of interest income + Dividends) x (1-Tax rate) + Equity in earnings of associated companies, net (Tax rate was 42% for the years through fiscal year 2003, and 41% for fiscal year 2004 and after)

METAL PRODUCTS

Changes in Basic Profit


(Billions of Yen)
25.0
20.0
15.0
10.0
5.0
0
6.1
7.1
7.9
14.0
21.2
FY01
FY02
FY03
FY04
FY05

Strategic Fields

- Steel sheets business (Including steel service centers)
- Tubular products SCM
- Primary aluminum & titanium
- Metal products' processing & manufacturing for automotive-use
- Tool steel processing & trading

TRANSPORTATION & CONSTRUCTION SYSTEMS

Changes in Basic Profit


(Billions of Yen)
25.0
20.0
15.0
10.0
5.0
0
6.7
11.2
14.8
20.6
24.1
FY01
FY02
FY03
FY04
FY05

Strategic Fields

- Automobile-related value chain
- Construction equipment
- Ships
- Aircraft & transportation leasing

MACHINERY & ELECTRIC

Changes in Basic Profit


(Billions of Yen)
25.0
20.0
15.0
10.0
5.0
0
4.6
4.6
5.1
7.6
7.7
FY01
FY02
FY03
FY04
FY05

Strategic Fields

- Investments in IPP/IWPP projects
- Power plant EPC
- Investments in telecommunication projects
- Eco & energy-saving businesses
- Social & industrial infrastructure

MEDIA, ELECTRONICS & NETWORK

Changes in Basic Profit


(Billions of Yen)
25.0
20.0
15.0
10.0
5.0
0
-10.0
-8.4
0.6
7.8
9.4
12.0
FY01
FY02
FY03
FY04
FY05

Strategic Fields
- Cable TV
- Programming & content
- IT solutions
- EMS
- Mobile communications

CHEMICAL

Changes in Basic Profit


(Billions of Yen)
25.0
20.0
15.0
10.0
5.0
0
1.7
2.0
2.0
4.5
7.0
FY01
FY02
FY03
FY04
FY05

Strategic Fields
- Plastics
- Organic chemicals
- Resource-based inorganic chemicals
- Advanced technologies such as electronic & performance chemicals and battery materials
- Pharmaceuticals & medical care
- Agricultural chemicals
- Pet care

MINERAL RESOURCES & ENERGY

Changes in Basic Profit


(Billions of Yen)
25.0
20.0
15.0
10.0
5.0
0
3.1
4.5
6.6
15.0
22.2
FY01
FY02
FY03
FY04
FY05

Strategic Fields
- Copper & gold
- Coal
- Oil & gas
- LNG
- Uranium
- Carbon
- Zinc
- Nickel

CONSUMER GOODS & SERVICE

Changes in Basic Profit


(Billions of Yen)
25.0
20.0
15.0
10.0
5.0
0
4.5
5.9
5.8
6.5
3.4
FY01
FY02
FY03
FY04
FY05

Strategic Fields
- Fresh foods
- Fertilizer
- Food supermarket
- Brand business
- Drugstore

MATERIALS & REAL ESTATE

Changes in Basic Profit


(Billions of Yen)
25.0
20.0
15.0
10.0
5.0
0
2.1
6.6
2.3
5.9
9.9
FY01
FY02
FY03
FY04
FY05

Strategic Fields
- Tires
- Lumber & building materials
- Ready-mixed concretes
- Office buildings & retail facilities leasing
- Condominium sales
- Real estate redevelopment
- Real estate funds

FINANCIAL & LOGISTICS

Changes in Basic Profit


(Billions of Yen)
25.0
20.0
15.0
10.0
5.0
0
1.9
2.0
2.0
2.8
7.5
FY01
FY02
FY03
FY04
FY05

Strategic Fields
- Commodity trading
- Investment advisory business
- Direct investments, fund investments
- Value-added logistics network
- Overseas industrial parks

METAL PRODUCTS

ADVANTAGE IN BROAD VALUE CHAIN AND HIGH-VALUE-ADDED SERVICES

Our business covers the fields of steel products such as sheets and tubular products and other metal products including aluminum and titanium. In each field, we are expanding our value chain and developing businesses by responding to customer needs and demonstrating our innovative services.

In Japan and overseas, we are expanding our steel service centers in terms of both number and scale of operations. These centers provide processing and storage of steel sheets used in automobiles, home appliances, and building materials. As for tubular products, we are utilizing Tubular Information Management System (TIMS), a proprietary supply chain management (SCM) system for oil and gas major companies, worldwide, and further expanding our network.

Furthermore, to meet new demand for automobile parts, we are broadly expanding our processing and manufacturing businesses in the areas of steel sheets, tubular products, forged parts, and tool steel, and enhancing our services to customers.

KENZO OKUBO
General Manager,
Metal Products Business Unit



NET INCOME AND BASIC PROFIT


(Billions of Yen)
25.0
20.0
15.0
10.0
5.0
0
Net Income
Basic Profit
FY01
FY02
FY03
FY04
FY05
Step Up Plan
AA Plan
AG Plan

RISK-ADJUSTED RETURN RATIO AND RISK-ADJUSTED ASSETS


Risk-adjusted Return Ratio (%)
20.0
15.0
10.0
5.0
0.0
AG Plan (Target)
AA Plan (Result)
Step Up Plan (Result)
0
50
100
150
200
Risk-adjusted Assets (Billions of Yen)

Business Environment and AG Plan Policies and Strategies

In the steel and aluminum industries, we anticipate favorable demand both domestically and internationally, despite concerns about raw material and energy prices as well as the supply and demand situation in China. Especially given the trend of high crude oil and gas prices over the medium-term, demand for energy-related items such as tubular products and steel plates is expected to remain favorable. We also expect strong trend in exports of high-quality steel sheets from Japan, driven by the expansion of the automobile and home appliances industries in China and Southeast Asia.

In this environment, we will aim to broaden our earnings base through a proactive increase of profitable risk-adjusted assets. In addition to reinforcing our operations in each field and location, we will expand our business base and value chain through M&A activities, boost added value and strengthen our competitiveness.

In our tubular products SCM business, which provides total service covering areas of supply, inventory control, processing, inspection, transportation, and maintenance, we will further expand our overseas network as well as reinforce fabricating facilities and enhance our capabilities as a total service provider to oil and gas major companies. In Japan, meanwhile, we will further reinforce our business base through expanding our nationwide sales network centering on two main subsidiaries located in the Kanto and Kansai regions.

In steel sheets, we will capture demand precisely and continue reinforcing and expanding our steel service centers operation. Furthermore, in Japan, we will strive to work on the construction materials field, and in Southeast Asia, we will develop our galvanized steel manufacturing business. Thus, we will expand our value chain.

In China and other regions where the proactive advancement of automobile manufacturers continues, we will promote our automobile parts processing and sales business aiming to offer a broader range of products and finely-tuned services, covering not only steel sheets but also tubular products, forged parts, and tool steel. We will also focus on exporting railway-related materials including wheels and rails to the U.S. and Asia.

In nonferrous metals, we will aim to acquire equity stake in aluminum smelters and participate in smelting projects. As for titanium, demand for which is growing from the aircraft industry, we established a new department and aim to increase the trading volume capturing demand throughout the world.



In October 2005, we acquired Tanimoto Steel Corporation, which operates steel service centers in Osaka (Headquarters), Chiba and Hiroshima, with a total annual processing capacity of 600,000 tons. The company also owns a steel sheets secondary processing company and a steel furniture manufacturing and sales company, and is broadly developing its steel sheets processing business in Japan.



Our tubular products SCM business, centered on oil country tubular goods for oil and gas major companies, is currently operating in 10 countries worldwide by exploiting our proprietary system "TIMS" and are steadily expanding its network. The photo is one of the operations for the North Sea Oil Field.

PERFORMANCE HIGHLIGHTS

(Billions of Yen)

	FY01	FY02	FY03	FY04	**FY05**
Gross Profit	36.6	37.2	42.0	49.9	**65.4**
Equity in Earnings of Associated Companies	1.1	1.9	0.6	3.3	**4.1**
Net Income	4.5	6.3	7.6	13.3	**18.9**
Basic Profit	6.1	7.1	7.9	14.0	**21.2**
Total Assets	314.1	344.1	390.4	472.6	**662.8**

	AA Plan (Results)	**AG Plan (Target)**
Risk-adjusted Assets (at end of FY04 and FY06)	75.0	**111.0**
Risk-adjusted Return Ratio (two-year average)	15.4%	**19.0%**

Fiscal Year 2005 Performance and Fiscal Year 2006 Outlook (Final Year of the AG Plan)

In fiscal year 2005, seeking to expand our earnings base, we completed the acquisition of Tanimoto Steel Corporation, which was one of the largest steel service centers operators in Japan. We also acquired Sofuku Co., Ltd., a manufacturer of steel for construction. In addition, we reached an agreement with Kobe Steel, Ltd., to jointly establish a steel service center and invest in Kobe Steel's steel plate fusing operations. Overseas, we established new steel service centers in Dubai (United Arab Emirates), Danang (Vietnam), and Dalian (China), and increased our annual processing capacity in Japan and overseas to 7.2 million tons.

In tubular products, we obtained a large order to supply large-diameter welded tubular products, which will be used for an undersea gas pipeline at an LNG plant in Qatar.

With respect to stainless steel, we acquired KG Specialty Steel Inc., the largest stainless steel wholesaler in the U.S., from Kanematsu USA Inc., integrated their operations into our operating company in 2006, and made a new start as Summit Stainless Steel, LLC.

To take in new demand for automobile parts and other items, in China, we established new tool steel processing and sales operations in Foshan (Guangdong Province) and Dalian, in addition to our existing operations in Shanghai. Furthermore, in Poland, we established a manufacturing and sales company for forged parts used in automobile engine drives and engines.

In fiscal year 2005, gross profit of the Metal Products Business Unit reached ¥65.4 billion, up ¥15.5 billion from the previous year. Net income grew ¥5.6 billion, to ¥18.9 billion year on year. The increase was mainly due to favorable overall trading in steel pipes, steel plates, and nonferrous metals, and contributions by new business acquisitions.

In fiscal year 2006, we will steadily implement our strategies of the AG Plan. We will continue broadening our business bases in tubular products SCM and automobile parts, as well as promoting building of a tool steel distribution network in China. In addition, we will reinforce and expand our steel sheets construction materials business centered on the acquired Tanimoto Steel Group and Sofuku, maximizing synergies between them.

Under the AG Plan, we expect a ¥36.0 billion increase in risk-adjusted assets, to ¥110.0 billion, by the end of fiscal year 2006 through new business acquisitions in both Japan and overseas. We anticipate an average risk-adjusted return ratio of 19.0% during the term of the AG Plan.

TRANSPORTATION & CONSTRUCTION SYSTEMS

KAZUO OHMORI
General Manager,Transportation & Construction Systems Business Unit



EXTENSIVE VALUE CHAIN IN AUTOMOBILE-RELATED BUSINESS

Our main areas of focus are automobiles, ships, aircraft, and railways, as well as construction equipment. We are expanding our midstream activities into operations both upstream and downstream.

In the automobile-related business, we are building an extensive value chain covering parts manufacturing, dealerships, and finance. As for automobile finance businesses, we are operating in 11 countries, and Sumisho Auto Leasing Corporation (SAL) is the second-largest in Japan, while P.T. Oto Multiartha ranks among the top three in Indonesia.

In the ships business, we are the only integrated trading company having equity stake in a shipbuilding company—Oshima Shipbuilding Co., Ltd. We are also engaged in the ship-owning and operating business as well. In the aircraft field, we mainly operate a leasing business but also have investments in the aerospace area.

In the construction equipment business, we lead all other Japanese trading companies in terms of transaction volume, and are particularly strong overseas, mainly in Komatsu products.

NET INCOME AND BASIC PROFIT



(Billions of Yen)
25.0
20.0
15.0
10.0
5.0
0
Net Income
Basic Profit
FY01
FY02
FY03
FY04
FY05
Step Up Plan
AA Plan
AG Plan

RISK-ADJUSTED RETURN RATIO AND RISK-ADJUSTED ASSETS



20.0
15.0
10.0
5.0
0.0
Risk-adjusted Return Ratio (%)
AG Plan (Target)
AA Plan (Result)
Step Up Plan (Result)
0
50
100
150
200
Risk-adjusted Assets (Billions of Yen)

Business Environment and AG Plan Policies and Strategies

The automobile markets, mainly in China, India, and ASEAN countries are expected to expand, while the construction equipment markets, mainly in North America and Europe are expected to remain bright, on a parallel with expectations of steady market growth in Japan. We also anticipate robust new shipbuilding demand due to a strong maritime market. However, intensifying competition in the automobile finance, construction equipment, and aircraft industries requires attention.

In this business climate, we have set the AG Plan period as a time to strengthen our position in readiness for further growth in the post-AG Plan period. We will focus on expanding and reinforcing businesses in which we hold a competitive advantage, while establishing additional earnings bases by accelerating our entry into new areas. Through this two-pronged approach, we will strengthen our business base and form a well-balanced business portfolio allowing medium- to long-term growth while benefiting from the favorable operating environment.

In the automobile business, we will strengthen and expand our finance and distribution businesses, operating in around 30 countries worldwide. In addition, we will promote the building of business bases in the areas such as automotive parts manufacturing and the consulting services of SC-ABeam Automotive Consulting. In Japan, we will be agile in developing car rental and used-car auction businesses, spearheaded by Sumisho Auto Leasing.

In the construction equipment business, we will strengthen distribution networks and enter new markets through M&A activities to expand the distribution business of Komatsu products, which we operate presently in such market as North America, Spain, China, Russia, and Ukraine. We will also reinforce and expand our rental operations in Japan and overseas, while establishing operations in new business fields peripheral to the construction equipment business.

In our ship owning and aircraft leasing businesses, we will expand our asset portfolios and strengthen our earning power. At the same time, we will promote our container and aircraft engine leasing businesses, as well as the repair business for aircraft-related equipment.

We will also expand our businesses in the supply of railway passenger cars, the development of transportation projects such as railway systems or automated people-mover systems for airports, railway car manufacturing, and locomotive and freight car leasing.


CAMRY 2004

Toyota Ly Thuong Kiet, a dealership we operate in Ho Chi Minh City, Vietnam. We are actively promoting TOYOTA dealership business in Vietnam where expansion of the automobile market is expected.


L N G

LNG carrier with a capacity of 154,200m³. We concluded an agreement with a major European LNG trading company for a long-term 20-year time charter of a same type of the above ship. In the charter business of ships, we are actively promoting diversification of the type of ships.

PERFORMANCE HIGHLIGHTS

(Billions of Yen)

	FY01	FY02	FY03	FY04	**FY05**
Gross Profit	78.4	86.2	98.6	113.3	**127.5**
Equity in Earnings of Associated Companies	1.4	1.6	2.9	3.8	**4.0**
Net Income	4.2	5.6	9.6	13.5	**19.8**
Basic Profit	6.7	11.2	14.8	20.6	**24.1**
Total Assets	740.5	764.9	793.0	871.5	**1,037.0**

	AA Plan (Results)	**AG Plan (Target)**
Risk-adjusted Assets (at end of FY04 and FY06)	105.0	**183.0**
Risk-adjusted Return Ratio (two-year average)	13.0%	**14.2%**

Fiscal Year 2005 Performance and Fiscal Year 2006 Outlook (Final Year of the AG Plan)

In fiscal year 2005, we made SAL, our core subsidiary, into a wholly owned subsidiary, allowing more flexible M&A initiatives in preparation for business expansion. In alliance with Nikko antfactory K.K., we also established an investment fund specializing in the automobile distribution field.

In the construction equipment field, we strengthened our operations in Canada, by increasing the number of locations for rentals and also by entering into the parts business for forest machines through M&A activities

In the shipping sector, a joint venture among Sumitomo Corporation, Mitsui O.S.K. Lines, Ltd., and LNG Japan Corporation concluded a long-term, 20-year time charter contract with Suez LNG Trading S.A. in Luxembourg for the building of a liquefied natural gas carrier starting in 2009.

In the aircraft sector, we entered into engine leasing in addition to our existing commercial aircraft leasing. We aim to meet the diverse needs of the airline industry and strategically diversify our assets in the leasing business.

As for the railway passenger car field, a Taiwanese manufacturer, in which Sumitomo Corporation and Nippon Sharyo, Ltd., have an equity stake, received an order for 160 commuter railway electric cars in Taiwan. Also in alliance with Nippon Sharyo, we received an order from Virginia Railway Express in the U.S. for 61 cars.

In fiscal year 2005, the Transportation & Construction Systems Business Unit reported gross profit of ¥127.5 billion, up 12.5% year over year, and net income of ¥19.8 billion, up ¥6.3 billion, stemming from strong performances by our ships business and automobile finance business in Asia.

In fiscal year 2006, we will pursue further expansion of our automobile-related businesses in ASEAN countries, India, and China, where we expect strong market growth. In the construction equipment business, we will endeavor to expand our overseas sales and leasing operations. In automotive parts manufacturing, KIRIU Corporation, which produces brake discs, will advance its operations overseas. We also aim to acquire new parts manufacturers in areas requiring technology that is advanced but not easily rendered obsolete.

Under the AG Plan, we plan to increase risk-adjusted assets by ¥78.0 billion, to ¥183.0 billion by the end of fiscal year 2006 through making SAL a wholly owned subsidiary and expanding our automobile finance operations in Asia. We anticipate an average risk-adjusted return ratio of 14.2% during the term of the AG Plan.

MACHINERY & ELECTRIC

DEMONSTRATING OUR STRENGTH IN POWER PLANT EPC, ESPECIALLY IN ASIA

We are promoting the broadening of our earnings base through the optimal combination of trade and investments in the fields of electric power; power plant engineering, procurement, and construction (EPC); telecommunications; eco and energy-saving businesses; and social and industrial infrastructure.

Especially in power plant EPC projects in Asia, we have demonstrated our strong capabilities in project organization and execution including finance and risk management. We boast an unrivalled track record for EPC projects offering the most comprehensive handling capabilities among Japan's integrated trading companies, with a total power generation capacity handled to date of around 42,000 megawatts. We are aggressively expanding overseas electric power projects using the expertise acquired through power plant EPC, and had a retained power generation capacity of around 2,800 megawatts at the end of fiscal year 2005.

SHUJI HIROSE
General Manager,
Machinery & Electric Business Unit



NET INCOME AND BASIC PROFIT


(Billions of Yen)
9.0
6.0
3.0
0
Net Income
Basic Profit
FY01
FY02
FY03
FY04
FY05
Step Up Plan
AA Plan
AG Plan

RISK-ADJUSTED RETURN RATIO AND RISK-ADJUSTED ASSETS


20.0
15.0
10.0
5.0
0.0
Risk-adjusted Return Ratio (%)
AG Plan (Target)
AA Plan (Result)
Step Up Plan (Result)
0
50
100
150
200
Risk-adjusted Assets (Billions of Yen)

Business Environment and AG Plan Policies and Strategies

The expansion of electric power demand and the progress of deregulation within the electric power industry are accelerating mainly in emerging and developing countries; however, we are steadily increasing our business opportunities, despite the country risks of developing countries and construction risks in EPC projects. Meanwhile, in spite of declining demand for fixed-line phones, the telecommunications market is expanding worldwide with continued growth in broadband communications and mobile phones. Moreover, increasingly strengthening environmental regulations and the enhancement of various subsidy programs have provided business opportunities in eco and energy-saving projects.

Under these circumstances, we are strengthening and expanding our earnings base in line with a strategy of procuring sustained orders for EPC projects and project development and management mainly in infrastructure-related projects, aiming to be a "functional organization that contributes to society through the advancement of key infrastructure."

As for overseas electric power projects, we will concentrate on independent power producer (IPP) and independent water and power producer (IWPP) projects, particularly those in Asia, the Middle East, and the U.S., aiming to increase our retained power generation capacity to 6,300 megawatts by 2010. We will also strive to enhance our capabilities in EPC projects to obtain new orders in Asian, Middle Eastern, and other countries.

In the telecommunications field, we will expand our existing businesses while developing mobile phone businesses as well as making new investments in areas peripheral to the mobile phone market in emerging and developing countries.

In the eco and energy-saving businesses, we will contribute to the global environmental protection by pursuing eco businesses, including energy service, recycling and waste treatment, solar and wind-generated power, and district cooling. We will also seek to expand business opportunities in growth areas.

In the social and industrial infrastructure projects, we aim to broaden the earnings bases of domestic subsidiaries as well as take a multifaceted approach to infrastructure-related businesses in Japan and overseas.

As for the domestic electric power business, we will concentrate on securing and developing competitive power sources aiming to establish a retail power supply capability of 500 megawatts.



Bahrain's Hidd IWPP, for which we have acquired operating rights. We are building a new desalination plant (60MIGPD*) in addition to the existing power & desalination plant (965MW + 30MIGPD) and will carry out power & water production and operation for the next 20 years.

*MIGPD: Million Imperial Gallons Per Day



We established SC Hiroshima Energy Corporation to provide energy services to Hiroshima Elpida Memory, Inc. Equipped with a gas engine cogeneration system (33MW) fueled by natural gas, we will provide electricity and heat for the next 15 years.

PERFORMANCE HIGHLIGHTS

(Billions of Yen)

	FY01	FY02	FY03	FY04	**FY05**
Gross Profit	30.6	28.6	28.2	32.2	**29.3**
Equity in Earnings of Associated Companies	0.5	0.7	1.0	1.3	**4.2**
Net Income	4.1	1.8	1.8	3.8	**8.0**
Basic Profit	4.6	4.6	5.1	7.6	**7.7**
Total Assets	421.5	451.2	435.7	457.4	**475.4**

	AA Plan (Results)	**AG Plan (Target)**
Risk-adjusted Assets (at end of FY04 and FY06)	66.0	**94.0**
Risk-adjusted Return Ratio (two-year average)	4.7%	**12.4%**

Fiscal Year 2005 Performance and Fiscal Year 2006 Outlook (Final Year of the AG Plan)

In fiscal year 2005, in terms of IPP/IWPP projects, we obtained operating rights to the Hidd IWPP project in Bahrain and the Birecik hydropower plant in Turkey, as well as acquired the proprietary firm and operation management firm of the CBK hydropower plant in the Philippines. In power plant EPC, we made good progress in construction of the Tanjung Bin and Jimah power plants in Malaysia, and the Tanjung Jati B (TJB) coal-fired thermal power plant in Indonesia.

In the telecommunications field, we enterd mobile phone operator, wireless broadband and mobile phone content distribution businesses in Russia.

In the eco and energy-saving businesses, we commenced an energy service supplying electricity and heat to Hiroshima Elpida Memory, Inc., and in Kashima City, Ibaraki Prefecture, we began construction of a wind power plant.

In fiscal year 2005, the Machinery & Electric Business Unit reported gross profit of ¥29.3 billion, down ¥2.9 billion year on year. However, net income rose ¥4.2 billion, to ¥8.0 billion, mainly contributed by earnings from electric power projects in Asia, the U.S., and the Middle East.

By the end of fiscal year 2006, we aim to increase our overseas retained power generation capacity to 3,700 megawatts through increased involvement in IPP and IWPP projects mainly in the Middle East and Asia. As for the TJB power plant project in Indonesia, we aim to complete construction in fiscal year 2006, whereupon we will conduct a leasing operation. We aim to obtain orders for large-scale EPC projects in Southeast Asia, India, and Eastern Europe. In telecommunications, we will pursue investment opportunities in new markets, and in the eco and energy-saving businesses, we will promote development of our energy supply service, clean energy, and PET bottle recycling businesses.

Under the AG Plan, we expect to increase risk-adjusted assets by ¥28.0 billion, to ¥94.0 billion, by the end of fiscal year 2006, focusing on the electric power and telecommunications businesses. We also anticipate an average risk-adjusted return ratio of 12.4% for the term of the AG Plan.

MEDIA, ELECTRONICS & NETWORK

INDUSTRY-LEADING COMPANIES FORM SOLID EARNINGS BASE

We have a solid earnings base built in the fields of media, electronics, and network.

In the media field, we provide both infrastructure and content services, with Jupiter Telecommunications Co., Ltd. (J:COM), a cable TV operator, Jupiter TV Co., Ltd. (JTV), a multichannel television programming and content provider, which both boast the largest scale operations in Japan, and film-related businesses.

In the network field, our business activities center on Sumisho Computer Systems Corporation (SCS), an IT solutions provider, and MS Communications Co., Ltd. (MSCOM), Japan's largest seller of mobile phones.

In the electronics field, we are aggressively expanding our businesses, mainly with the Sumitronics Group (STX), which is the largest Japanese EMS (electronics manufacturing services) provider.

SHINGO YOSHII
General Manager,
Media, Electronics & Network Business Unit



NET INCOME AND BASIC PROFIT


(Billions of Yen)
25.0
20.0
15.0
10.0
5.0
0
-5.0
-10.0
Net Income
Basic Profit
FY01
FY02
FY03
FY04
FY05
Step Up Plan
AA Plan
AG Plan

RISK-ADJUSTED RETURN RATIO AND RISK-ADJUSTED ASSETS


Risk-adjusted Return Ratio (%)
20.0
15.0
10.0
5.0
0.0
AA Plan
(Result)
AG Plan
(Target)
Step Up Plan
(Result)
0
50
100
150
200
Risk-adjusted Assets (Billions of Yen)

Business Environment and AG Plan Policies and Strategies

In the media, electronics, and network fields, we are trying to turn rapid changes in the business environment into opportunities, in order to further expand our businesses.

In the media field, where fusion of broadcasting and telecommunications is continuing, we are establishing a firm footing as an "integrated media company" by further strengthening our value chain, which spans from content production and procurement, to distribution through various forms of infrastructure.

J:COM will promote wide area operations through alliances and M&As with neighboring operators. At the same time, it will also expand community-based services, and new services such as video-on-demand (VOD), taking advantage of technological innovation.

JTV will bring new services in response to innovations in digital and broadband broadcasting technologies, in addition to enriching its contents and further developing their multi-use.

In the film business, we will boost our performance by strengthening our cineplex business, and by developing a value chain linking movie content production, distribution, and DVD sales, and, maximize synergies among group companies.

In the network field, we will strengthen our capability to provide integrated solutions by upgrading the technology of SCS and by pursuing strategic alliances. We aim to establish the leading position in the IT solutions industry.

In the mobile communication business, sales of mobile phones are expected to show firm growth due to continuous demand for handsets with higher functionality and the introduction of number portability. MSCOM will broaden its earnings base by pursuing M&As.

In the Internet-related business, we will combine company-wide expertise and resources in the fields of media, retail, and logistics, in order to expand our businesses.

In the electronics field, as outsourcing in the manufacturing of computer peripherals and digital home appliances is accelerating, we expect further market expansion for the EMS business. STX seeks to maintain its position as the No. 1 Japanese EMS provider by reinforcing its function, through alliances with device designing companies.

As for the electronic materials business, we will expand sales of semiconductor silicon. In addition, we will expand sales of leading-edge technologies and materials such as blue LEDs and carbon nanotubes, and try to develop their new applications. We will also strengthen our capabilities and services including processing.


SHOP
CHANNEL

Jupiter Shop Channel is Japan's largest TV shopping channel, providing 24-hour shopping programs to over one in three households available to watch TV in Japan. Each week, Jupiter Shop Channel offers nearly 700 items, which were well-screened from all over the world by our dedicated specialist buyers in various product fields.


UNITED
cinemas.

In July 2005, United Cinemas acquired Japan AMC Theatres, Inc. and increased the number of operating theatres by four to 15 theatres with 161 screens nationwide as of March 2006. We will further promote development of new theatres. In October 2006, a new theatre in Toyosu (Koto ward, Tokyo) is scheduled to open.

PERFORMANCE HIGHLIGHTS

(Billions of Yen)

	FY01	FY02	FY03	FY04	**FY05**
Gross Profit	41.9	40.9	40.8	44.1	**47.2**
Equity in Earnings of Associated Companies	-10.2	-1.9	3.8	6.0	**10.3**
Net Income	6.3	8.5	7.5	24.8	**14.9**
Basic Profit	-8.4	0.6	7.8	9.4	**12.0**
Total Assets	291.4	339.2	375.0	375.0	**441.7**

	AA Plan (Results)	**AG Plan (Target)**
Risk-adjusted Assets (at end of FY04 and FY06)	113.0	**151.0**
Risk-adjusted Return Ratio (two-year average)	12.8%	**12.9%**

Fiscal Year 2005 Performance and Fiscal Year 2006 Outlook (Final Year of the AG Plan)

In fiscal year 2005, in the media field J:COM promoted a switch to digital broadcasting, enhanced value-added services such as VOD and high definition broadcasting, and increased its number of subscribers. J:COM also solidly strengthened its business base by acquiring neighbor cable TV operators. JTV greatly improved its results, mainly due to expanded sales of Jupiter Shop Channel Co., Ltd., a TV shopping company. In addition, while strengthening our earnings base through acquisition of a cineplex operator by United Cinemas Co., Ltd. (UC), we made Asmik Ace Entertainment, Inc., a movie producer and distributor, into a subsidiary.

In the network field, SCS merged with Sumisho Electronics Co., Ltd., strengthened software development, system integration and marketing capabilities, and formed a structure that can realize one-stop solutions. Furthermore, MSCOM acquired Calsonic Communication Co., Ltd., and became the largest mobile phone wholesaler/retailer by sales in the Japanese market.

In the electronics field, we broadened our EMS business in China. We also expanded our semiconductor silicon and high-luminosity white LED businesses.

In fiscal year 2005, the results of major group companies showed strong performances, and gross profit increased by 7.0% from the previous year to ¥47.2 billion. Net income was ¥14.9 billion, down about ¥10 billion since the profit from J:COM's IPO was recorded during the previous year. However, basic profit showed continued growth.

In fiscal year 2006, we will pursue further expansion of our businesses including M&As, mainly at J:COM, JTV, UC, and MSCOM. SCS will concentrate management resources in growing areas and strengthen its cost-competitiveness. In addition, we will strengthen the e-commerce business including business development with NEC Biglobe, Ltd. In the EMS business, we will expand our business particularly in digital home appliances, and in the electronic materials business, we will seek and develop new materials, and widen our service range.

During the AG Plan, we expect risk-adjusted assets to increase by ¥38.0 billion to ¥151.0 billion by the end of fiscal year 2006, mainly in the media field.

We also anticipate average risk-adjusted return ratio to improve to 12.9%.

CHEMICAL

EXPANSION OF GLOBAL BUSINESS IN A WIDE-RANGING FIELD

Our businesses are global in both trading and investments covering the three business areas of (1) basic chemicals, such as plastics (polyethylene, polyvinyl chloride pipes, etc.), organic chemicals (ethylene, phenol, etc,), and resource-based inorganic chemicals (sulfuric acid, soda ash); (2) electronic and performance chemicals, including materials for semiconductors, liquid crystal displays (LCDs) and battery materials; and (3) life sciences, in fields such as pharmaceuticals, medical care, agricultural chemicals, antibiotics, and pet supplies.

In the organic chemicals field, we possess and utilize our own ships and tank facilities, and trade olefin, for which our trading volume in Asia is top class in the industry. Furthermore, in the international trade of sulfuric acid, we boast the top global share at around 60%.

YOSHIYUKI MATSUOKA
General Manager,
Chemical Business Unit



NET INCOME AND BASIC PROFIT


(Billions of Yen)
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0
-1.0
Net Income
Basic Profit
FY01
FY02
FY03
FY04
FY05
Step Up Plan
AA Plan
AG Plan

RISK-ADJUSTED RETURN RATIO AND RISK-ADJUSTED ASSETS


20.0
15.0
10.0
5.0
0.0
Risk-adjusted Return Ratio (%)
AG Plan
(Target)
AA Plan
(Result)
Step Up Plan
(Result)
0
50
100
150
200
Risk-adjusted Assets (Billions of Yen)

Business Environment and AG Plan Policies and Strategies

In basic chemicals, we expect the market to retain an overall high level of stability due to the current price trends for products made from crude oil and other natural resources. However soaring transportation costs is an area of concern.

Under these circumstances, we will pursue investments aimed at securing internationally competitive supply sources, as well as strengthen our logistics functions and increase our competitiveness by further investing in ships and tank facilities. Furthermore, we will concentrate on upgrading our functions in trading, and strengthening alliances with strategic partners. We will also tie up with leading Japanese processing manufacturers and enter the field of automotive parts and die molds.

In electronic and performance chemicals, transaction is expanding due to increased demand for mobile phones and digital home appliances. Nonetheless, we anticipate a more severe environment due to price competition among manufacturers and competition for raw materials and resources. We aim to expand our product lineup, centering on electronic performance materials such as materials for semiconductors, circuit boards, and electronic components, and materials related to batteries. At the same time, we will upgrade our functions in the supply chain management type one-stop product supply business, and contract manufacturing businesses. In addition, we will promote investments aimed at securing new raw materials and technologies, and proactively engage in the emissions credit business.

In life science, we will aim for the expansion of business bases in the fields of pharmaceuticals, agricultural chemicals, and pet supplies.

In the pharmaceuticals field, we will promote the in-house development of new drugs, strengthen collaboration with universities, and develop the generic drug business, where market expansion is expected in the near future. In addition, we plan to expand businesses on pharmaceuticals-related intellectual property rights (IPR) by going one step further from providing intermediate services, and obtaining our own IPRs. In China, we will export and promote the domestic sales of pharmaceuticals manufactured by Henan Topfond Pharmaceutical Co., Ltd.

In agricultural chemicals, we will continue to secure our own product line and expand our end-user sales networks, thereby strengthening our value chain.

In the pet supplies business, we will strengthen and expand our business base in the U.S. of The Hartz Mountain Corporation (Hartz), which we acquired in fiscal year 2004, through the development of new products, and strengthening sales in the Japanese market.



The Reno (Nevada) plant of Cantex, a U.S.-based subsidiary that manufactures and sells PVC pipes. Cantex's financial results have improved significantly owing to enhanced profitability following a review of its management strategies, as well as rising demand. We will continue strengthening Cantex's earnings base.



In fiscal year 2005, we acquired an equity stake in Henan Topfond Pharmaceutical, which is listed on the Shanghai Stock Exchange. The company exports bulk pharmaceuticals and pharmaceutical intermediates to Europe, the U.S. and Asia as well as Japan. In addition, by utilizing their sales network in China, we will aim for a full-scale entry to the fast-growing Chinese pharmaceuticals market.

PERFORMANCE HIGHLIGHTS

(Billions of Yen)

	FY01	FY02	FY03	FY04	**FY05**
Gross Profit	25.5	23.6	22.8	28.5	**35.5**
Equity in Earnings of Associated Companies	0	0	0.9	0.4	**0.8**
Net Income	1.7	1.1	-0.1	4.7	**5.4**
Basic Profit	1.7	2.0	2.0	4.5	**7.0**
Total Assets	204.8	186.5	174.9	217.2	**243.2**

	AA Plan (Results)	**AG Plan (Target)**
Risk-adjusted Assets (at end of FY04 and FY06)	34.0	**54.0**
Risk-adjusted Return Ratio (two-year average)	7.1%	**14.5%**

Fiscal Year 2005 Performance and Fiscal Year 2006 Outlook (Final Year of the AG Plan)

In fiscal year 2005, under the environment of expanding global demand in the basic chemicals field, trading of basic raw materials for petroleum chemicals showed a strong performance. We have also expanded our global network through the acquisition of a petroleum chemicals product trading company. In addition, Cantex Inc., our U.S. subsidiary that manufactures PVC pipes, posted record-high earnings owing to tighter management and an upturn in the U.S. plastic pipe market.

In Japan, we merged three trading subsidiaries—Sumitomo Shoji Plastics Co., Ltd., Sumitomo Shoji Chemicals Co., Ltd., and Sumisho Chemicals & Plastics Nagoya Co., Ltd.—and formed the new Sumitomo Shoji Chemicals, establishing a structure to facilitate further broadening of our earnings base. We will further promote the pursuit of efficiency and the deepening of group management in a wide range of fields, including plastics, organic chemicals, and electronic and performance chemicals.

In fiscal year 2005, increased profit from the new Sumitomo Shoji Chemicals and strong results by Cantex both contributed to gross profit of ¥35.5 billion, up ¥7.0 billion from the previous year, and net income of ¥5.4 billion, up ¥0.7 billion year over year.

In fiscal year 2006, in the basic chemicals field, we will promote cooperation with our acquired U.S. petrochemical trading company, and pursue synergies and further expand our global network. We will also strive to strengthen the earnings base of Cantex.

In the electronic and performance chemicals field, we will focus on realizing the emissions credit business in Indonesia and China, as well as new technology related businesses such as fuel cell catalysts and nanofibers.

In the life science field, as for pharmaceuticals, we will enter the generic anti-cancer drugs development business through Medisa Shinyaku Inc., a joint venture with Sawai Pharmaceutical Co., Ltd. In China, we will expand operations in the local pharmaceutical market centering on Henan Topfond. In addition, in pet supplies, we will support efforts by Hartz to streamline its procurement processes, and focus on expanding sales of its products in Japan.

During the AG Plan period, we plan to increase risk-adjusted assets by ¥20.0 billion, to ¥54.0 billion, by the end of fiscal year 2006 through strategic investments in each field. This figure includes the aforementioned stake in Henan Topfond. We anticipate an average risk-adjusted return ratio of 14.5% during the same period.

MINERAL RESOURCES & ENERGY

REINFORCING OUR WELL-BALANCED MINERAL RESOURCE PORTFOLIO

With upstream mineral resource interests in the four mainstay areas of copper, coal, oil, and liquefied natural gas (LNG), our business ranges from upstream to downstream activities. One of our characteristic features is our well-balanced portfolio not over-dependent on any specific resource. Our equity copper production capacity is approximately 120 thousand tons per year, largest among peers, and we are the sole trading company with equity interest in a gold mine.

In midstream and downstream fields, we are the top importer as a trading company of copper concentrate to Japan, and LNG Japan Corporation, in which we have a 50% equity stake, handles roughly 30% of annual LNG contractual import volume to Japan. In addition, we are the largest player among peers in the carbon business and are engaged in nationwide LPG (liquefied petroleum gas) retail distribution.

We are also actively promoting development of new energy and clean energy businesses.

MICHIHISA SHINAGAWA
General Manager,
Mineral Resources & Energy Business Unit



NET INCOME AND BASIC PROFIT


(Billions of Yen)
25.0
20.0
15.0
10.0
5.0
0
Net Income
Basic Profit
FY01
FY02
FY03
FY04
FY05
Step Up Plan
AA Plan
AG Plan

RISK-ADJUSTED RETURN RATIO AND RISK-ADJUSTED ASSETS


20.0
15.0
10.0
5.0
0.0
Risk-adjusted Return Ratio (%)
AG Plan (Target)
AA Plan (Result)
Step Up Plan (Result)
0
50
100
150
200
Risk-adjusted Assets (Billions of Yen)

Business Environment and AG Plan Policies and Strategies

Economic growth in the BRICs, particularly in China, has resulted in increased demand for oil, and a tightening of supply and demand on a global scale for key mineral resources such as coal, iron ore, and copper, which leads us to believe that current high commodity prices may not be temporary phenomena. In addition, the increasing impact of speculative funds on the markets requires attention. Meanwhile, sustained high oil prices are expected to encourage development of alternative energy.

Under this environment, we are accelerating strategic investments to expand business activities both qualitatively and quantitatively. Keeping in mind that entry premiums for resource projects are at a record high level, we will continue our efforts to increase our equity production and reserves where we identify opportunities that meet our hurdle rate. We will aim to expand our earnings base and secure income stability by further strengthening our well-balanced portfolio of upstream interests through scaling up our existing mainstay areas of copper, coal, oil, and LNG as well as developing other strategic resources such as gold, uranium, nickel, and zinc. In our midstream and downstream fields, we will strengthen our capabilities and build up value chains by increasing our participation in manufacturing and overseas sales operations.

In the fields of copper and gold, we intend to enhance our stable long-term earnings base by maintaining our top position in terms of equity copper production capacity and copper concentrate trading.

As for coal operations, we continue our efforts to expand our existing upstream projects mainly in Australia and to promote new projects. We also aim to develop new import sources mainly in Russia and China, and maximize our trading profit.

In oil, we intend to continue acquiring upstream interests and increase our equity production and reserves. In addition, we will expand our global trading and pursue synergies with our upstream interests.

With regards to gas, we will promote the development of the Tangguh LNG project in Indonesia while seeking new sources. In addition, we will strengthen gas sales operations in the U.S. and China.

In the carbon business, we will further broaden our earnings through making new investments in Japan and overseas utilizing our trading base as one of the top industry players.

In the field of new energy and clean energy, we are developing our businesses in the procurement of raw materials for solar cells, fuel-cells for hybrid cars and bio-fuels.



Chile's Ojos del Salado Copper Mine produces approximately 90,000 tons of copper concentrate annually (about 28,000 tons of copper contained). Exploration activities have been conducted in the surrounding area and are expected to grow into new mines.



In October 2005, through Osaka Gas Summit Resources Co., Ltd , we acquired an equity stake in Idemitsu Snorre Oil Development Co., Ltd., which operates oil and gas development and production business in the Norwegian North Sea.

(Credit: Idemitsu Snorre Oil Development Co., Ltd.)

PERFORMANCE HIGHLIGHTS

(Billions of Yen)

	FY01	FY02	FY03	FY04	**FY05**
Gross Profit	30.1	31.6	27.1	35.2	**48.7**
Equity in Earnings of Associated Companies	1.7	2.2	6.0	10.1	**11.6**
Net Income	2.4	3.9	7.1	14.9	**22.9**
Basic Profit	3.1	4.5	6.6	15.0	**22.2**
Total Assets	266.7	309.5	345.7	497.1	**618.2**

	AA Plan (Results)	**AG Plan (Target)**
Risk-adjusted Assets (at end of FY04 and FY06)	103.0	**165.0**
Risk-adjusted Return Ratio (two-year average)	10.6%	**17.4%**

Fiscal Year 2005 Performance and Fiscal Year 2006 Outlook (Final Year of the AG Plan)

In fiscal year 2005, we jointly invested with Sumitomo Metal Mining Co., Ltd. in Chile's Ojos del Salado Copper Mining project operated by Phelps Dodge Corporation, the world's largest private sector copper mining company.

In addition, we started production at the Pogo Gold Mine in Alaska and the Rolleston Coal Mine in Australia.

In the area of oil, we formed a business alliance with Osaka Gas Co., Ltd. and jointly invested in an oil wells located in the Norwegian North Sea.

Predicting a shortage in future uranium supply, we are the first trading company to invest in a uranium mine development project (West Mynkuduk Deposit in Kazakhstan owned by Kazakhstan's national atomic company), and we have obtained the right to market the product in Japan.

In fiscal year 2005, the Mineral Resources & Energy Business Unit posted gross profit of ¥48.7 billion, up ¥13.5 billion year-on-year. Several factors contributed to this good result, including a strong performance by our coal business in Australia, acquisition of North Sea oil field interests, and earnings from gas fields in the Gulf of Mexico. Net income amounted to ¥22.9 billion, a substantial year-on-year gain of ¥8.0 billion.

In fiscal year 2006, we will maintain stable operation at the Batu Hijau Copper and Gold Mine in Indonesia, and plan to increase production at Peru's Cerro Verde Copper Mine and Pogo Gold Mine. In coal, we will focus on maintaining and uplifting our operations at existing coal mines and developing already-owned mining rights in Australia. In addition, we are seeking new investment opportunities in Russia and China. We plan to continue investing in producing oil fields where we expect contributions to our profits in the short- to medium-term, as well as other undeveloped interests. Meanwhile, we will develop the uranium mine in Kazakhstan and pursue new opportunities in nickel and zinc mines. In the LPG field, where restructuring and consolidation are taking place, we will broaden our business base through M&A activities.

Throughout the AG Plan, we anticipate a ¥62.0 billion increase in risk-adjusted assets to ¥165.0 billion by the end of fiscal year 2006, mainly from acquisition of upstream resource interests. We expect an average risk-adjusted return ratio of 17.4% during the same period.

CONSUMER GOODS & SERVICE

YOSHI MORIMOTO
General Manager,
Consumer Goods & Service Business Unit



BUILDING AN EARNINGS BASE FROM DOWNSTREAM TO UPSTREAM WITH A MAIN FOCUS ON FOOD

We leverage downstream operating bases to promote synergies upstream in the areas of food, clothing, and housing.

In the area of food, our supermarket business in the Tokyo metropolitan area, driven by Summit Inc., is one pillar of earnings. Our food business benefits from our integrated business model encompassing production, sale, and quality control with top priority placed on safety and reliability. Sumifru Corporation, which imports and sells fruits and vegetables, has about 20% share for imported bananas in Japan. Our other food-related products cover fresh meat, vegetables, fertilizer, sugar, grain, and cooking oil.

In other areas, we operate a drugstore chain, brand-related businesses mainly in apparel and accessories, and an interior business. We also manufacture and sell side-curtain airbag cushions for automobiles.

NET INCOME AND BASIC PROFIT


(Billions of Yen)
15.0
12.0
9.0
6.0
3.0
0
Net Income
Basic Profit
FY01
FY02
FY03
FY04
FY05
Step Up Plan
AA Plan
AG Plan

RISK-ADJUSTED RETURN RATIO AND RISK-ADJUSTED ASSETS


20.0
15.0
10.0
5.0
0.0
Risk-adjusted Return Ratio (%)
AG Plan (Target)
AA Plan (Result)
Step Up Plan (Result)
0
50
100
150
200
Risk-adjusted Assets (Billions of Yen)

Business Environment and AG Plan Policies and Strategies

Demand is rising for high-value-added products and services. One of the factors is the recovering trend in personal consumption on the back of an upturn in the Japanese economy. Growing consumer interest in healthy and safe food, and the trend for stronger preference toward genuine products and brand-name products are also having effects. However, competition has intensified in the areas of food, clothing, and housing due to diversified tastes and the sharp discerning eye of consumers, combined with deregulation.

Under these circumstances, we will strengthen our earning power by concentrating on strategic areas and accelerating the pace of strategic investment, striving to build a stable earnings base that is resistant to external factors.

In our food business, where securing safety and reliability is top priority, we will expand our earnings base by focusing mainly on fresh fruit and vegetables, and fresh meat. With regard to fresh fruit, we will establish a system that manages the processing, logistics, and sale of our products and build a solid value chain. As for processed foods, we will offer enhanced convenience to customers by providing various product lines including fresh meat such as pork, chicken and beef.

In the fertilizer business, we will stabilize and expand our existing earnings base. We will also broaden our business base through M&A activities, both in Japan and overseas.

In the supermarket business, we will expand our business base mainly in the Tokyo metropolitan area through our core supermarket chains, Summit and Mammy Mart Corporation. Summit will increase its earning power by accelerating launches of new stores to between five and seven per year, which translates to a 10% annual increase in store floor space. We will also seek to form alliances with other supermarkets with which we can expect synergistic effects.

In the brand-related business, we will expand the earnings base of Montrive Corporation, which sells the German luxury line of chenille fabrics, "FEILER." Furthermore, we will develop other brand-related businesses to establish new pillars of profit. We will focus on fashion apparel, bags, jewelry, accessories, and home furnishings as strategic areas.

In the textile business, considering that demand for automobile safety products would increase, we established Sumisho Airbag Systems Co., Ltd., which manufactures and sells side-curtain airbag cushions for automobiles, and aimed for annual sales of ¥10.0 billion by fiscal year 2008.



High-speed Jacquard loom at Sumisho Airbag Systems' state-of-the-art side-curtain air bag factory in Nagasaki. The factory began shipping in January 2006, and has an annual production capacity of 1.2 million bags. We are enhancing production capacity with the aim of reaching full production at around 4 million bags per year.



Sumifru's fruit packing facility at Davao in the Philippines. Bananas are being inspected for quality in line with strict Japanese standards, divided into bunches suitably sized for retail sale, and packed for shipment. We have an established delivery system for high quality products, including chilled shipping.

PERFORMANCE HIGHLIGHTS

(Billions of Yen)

	FY01	FY02	FY03	FY04	**FY05**
Gross Profit	81.9	86.1	90.4	98.9	**98.6**
Equity in Earnings of Associated Companies	0.3	0.6	0.4	-0.3	**-0.4**
Net Income	5.1	5.3	5.8	4.6	**14.9**
Basic Profit	4.5	5.9	5.8	6.5	**3.4**
Total Assets	277.4	271.5	304.6	325.1	**368.0**

	AA Plan (Results)	**AG Plan (Target)**
Risk-adjusted Assets (at end of FY04 and FY06)	85.0	**95.0**
Risk-adjusted Return Ratio (two-year average)	7.1%	**11.7%**

Fiscal Year 2005 Performance and Fiscal Year 2006 Outlook (Final Year of the AG Plan)

In fiscal year 2005, Summit, a supermarket chain, and Sumisho Drugstores Inc., which operates Tomod's—a drugstore with prescription department—showed strong performances.

In the banana business, we reinforced our integrated supply system from production regions by expanding plantations and investing in loading facilities in the Philippines.

In the fertilizer business, we newly acquired a distributor in Western Australia and secured another earnings base for the future.

In the brand-related business, we sold our stake in Coach Japan, Inc., and realized value in good timing.

In addition, Sumisho Airbag Systems began commercial production of side-curtain airbag cushions.

In fiscal year 2005, the Consumer Goods & Service Business Unit posted gross profit of ¥98.6 billion, down ¥0.3 billion. Despite the contributions by Montrive's full-year consolidation and Summit's strong performance, the banana business decreased stemming from declining sales prices. Net income increased ¥10.3 billion year on year, to ¥14.9 billion, mainly due to value realization from Coach Japan.

In fiscal year 2006, we will strive to broaden the earnings base of our supermarket and drugstore businesses through expanding the operations of Summit and Sumisho Drugstores, respectively. As for the drugstore business, we acquired Koei Drug in June 2006 which operates a drugstore chain in southwestern Tokyo. In the food business, we recently merged two subsidiaries—SC Foods Co., Ltd., which handles processed foods, and Sumisho Fresh Meat Co., Ltd., which handles fresh meat—and formed new SC Foods Co., Ltd. In the fresh fruit business, we will further broaden our share of the domestic banana market by raising production capacity in producing regions and upgrading our sales and logistics infrastructure. In the brand-related business, we will move to establish new businesses following after Coach Japan. As a part of this strategy, we decided to acquire Barneys Japan Co., Ltd. in June 2006.

Under the AG Plan, we expect to increase risk-adjusted assets by ¥10.0 billion, to ¥95.0 billion, by the end of fiscal year 2006 through investments in banana-producing regions and new brand-related businesses. We expect an average risk-adjusted return ratio of 11.7% during the term of the AG Plan.

MATERIALS & REAL ESTATE

HISAHIKO ARAI
General Manager,
Materials & Real Estate Business Unit



INDUSTRY LEADER IN THE MATERIALS BUSINESS; EXERTING INTEGRATED CORPORATE STRENGTH IN REAL ESTATE

Our two main business areas are "materials and supplies" and "construction and real estate."

In the materials and supplies area, we lead the industry in multiple fields, including tires, ready-mix concrete, lumber and building materials, woodchips, and used paper. We operate the largest network of independent tire retail outlets in the U.S. Our Group companies in the areas of building-materials trading, and manufacturers of laminated lumber and insulated metal panels are industry-top.

In the construction and real estate area, we mainly focus on leasing and operation of office buildings and retail facilities, as well as the development and sale of housings, mainly condominiums. We also promote large-scale mixed-use development projects which reflect our expertise and coordination capabilities. Furthermore, we are expanding real estate revitalization businesses and real estate investment fund businesses.

NET INCOME AND BASIC PROFIT


(Billions of Yen)
Net Income
Basic Profit
15.0
12.0
9.0
6.0
3.0
0
-3.0
-6.0
-9.0
FY01
FY02
FY03
FY04
FY05
Step Up Plan
AA Plan
AG Plan

RISK-ADJUSTED RETURN RATIO AND RISK-ADJUSTED ASSETS


20.0
15.0
10.0
5.0
0.0
Risk-adjusted Return Ratio (%)
AG Plan (Target)
AA Plan (Result)
Step Up Plan (Result)
0
50
100
150
200
Risk-adjusted Assets (Billions of Yen)

Business Environment and AG Plan Policies and Strategies

As the domestic materials sector is matured, competition continues to intensify and reorganization and consolidation may proceed. By contrast, overseas, we expect an expansion of markets and demand in various sectors. In this environment, we will enhance our supply sources and pursue downstream business development in sectors where we are competitive, seeking to further broaden our earnings base.

As for the tire business, the U.S. market for automotive replacement tires is 3.7 times that of Japan. Furthermore, it has been growing at an average annual rate of 2.0-3.0%, reflecting a growing population, longer average vehicle life, and rising annual mileage per vehicle. TBC CORPORATION, the largest retailer in the U.S., will accelerate the establishment of new retail outlets and expand its earnings base. We will also pursue synergies with Treadways Corporation, a well-established wholesaler.

In our lumber and building materials business, we will proceed with the development of forests in Russia, which acquired Forest Stewardship Council (FSC) certification, and broaden our production base. We will also reinforce earning power by pursuing synergies between Sumisho & Mitsuibussan Kenzai Co., Ltd., which trades in construction materials, SEVEN INDUSTRIES CO., LTD., which makes laminated lumber, and IG Kogyo Co., Ltd., which produces insulated metal panels. All three companies are leading players in their respective fields.

In ready-mix concrete, we will further solidify our business base and upgrade logistics functions, in an effort to secure the top position among trading companies.

In the construction and real estate business, there has been an upturn in demand for office buildings in central Tokyo, and the condominium market remains robust. However, a notable rising trend in real estate values for prime locations and the uptrend in interest rates are increasing uncertainty in these markets. Accordingly, we will further strengthen our "functional value chain," which spans from initial planning to development, sales, leasing, management, and operation. We are working proactively in mixed-use development projects incorporating offices, retail facilities, and housing. We are also focusing on real estate revitalization businesses and real estate investment fund businesses into new pillars of profits, as well as our office buildings and retail facilities leasing and condominium sales.



A logistics center of TBC CORPORATION, which we acquired in November 2005. TBC is the largest independent tire marketer in North America, selling 22 million tires annually through its own franchise outlets and wholesale network. (Results in 2005)



A redevelopment project we are promoting in the Senri Chuo area in Osaka. This project is a pioneering urban redevelopment project revitalizing existing commercial and cultural facilities while developing new high-rise condominiums as well as medical and welfare facilities.

PERFORMANCE HIGHLIGHTS

(Billions of Yen)

	FY01	FY02	FY03	FY04	**FY05**
Gross Profit	54.9	57.8	47.8	38.7	**56.2**
Equity in Earnings of Associated Companies	-0.1	0.3	0.5	0.8	**1.1**
Net Income	2.9	-5.7	9.1	-8.4	**12.4**
Basic Profit	2.1	6.6	2.3	5.9	**9.9**
Total Assets	632.5	602.8	615.3	606.1	**587.7**

	AA Plan (Results)	**AG Plan (Target)**
Risk-adjusted Assets (at end of FY04 and FY06)	95.0	**116.0**
Risk-adjusted Return Ratio (two-year average)	0.3%	**12.4%**

Fiscal Year 2005 Performance and Fiscal Year 2006 Outlook (Final Year of the AG Plan)

In fiscal year 2005, we acquired TBC which has the largest number of retail outlets in the U.S., and entered retail tire sales. In the lumber and building materials business, we began developing new forests in Russia, steadily increasing the volume of lumber handled under FSC certification. IG Kogyo acquired plant and facilities in Ibaraki Prefecture to expand its insulated metal panel business, and in the ready-mix concrete business, we expanded our operating base to eight plants by acquiring two plants in the Kyushu area.

In the real estate business, a group led by Sumitomo Corporation was selected to redevelop the area in front of Osaka's Senri-Chuo railway station. Construction has started on the project, which will combine condominium, retail facilities, and medical and welfare facilities. Strong sales of units in "The Tokyo Towers," a high-rise condominium development in Tokyo's Chuo-ward, reflected high acclaim for its location and facilities. For our overseas activities, we joined a project to develop and sell condominiums in Shanghai.

In fiscal year 2005, the Materials & Real Estate Business Unit posted gross profit of ¥56.2 billion, up ¥17.5 billion year on year, resulting from several factors, including the acquisition of TBC and the consolidation of IG Kogyo into a subsidiary, as well as strong condominium sales. Net income reached ¥12.4 billion, up ¥20.8 billion from the previous year, in which we recognized an impairment loss on mixed-use building located in the Yokohama area.

In fiscal year 2006, we will improve operational efficiency and broaden the earnings base of our tire business, spearheaded by U.S.-based TBC and Treadways. In the lumber and building materials business, we will further strengthen our production base in Russia. In the ready-mix concrete business, we will pursue higher efficiency at existing plants and further expand our earnings base through acquisitions. In the real estate business, we will increase profitable risk-adjusted assets by focusing on large-scale mixed-use development projects where we can continuously leverage our expertise.

Under the AG Plan, we expect risk-adjusted assets to increase by ¥21.0 billion, to ¥116.0 billion, by the end of fiscal year 2006 through the acquisition of TBC and the expansion of our office building and retail facilities leasing business. We also anticipate an improvement in the average risk-adjusted return ratio during the term of the AG Plan to 12.4%.

FINANCIAL & LOGISTICS

MAKOTO SHIBAHARA
General Manager,
Financial & Logistics Business Unit



DELIVERING HIGH-VALUE-ADDED SERVICES LEVERAGING OUR CAPABILITIES

We provide various services in the financial and logistics fields. Taking full advantage of our strengths as an integrated trading company—superb access to information, specialized expertise, and a global network—we differentiate ourselves through creating and offering high-value-added services.

In the financial services field, we have the largest market share in Japan of approximately 20% in precious metals and energy derivatives. Utilizing this strength we gain access to more information by engaging in the commodities trading business. In addition, our long experience and expertise enables us to be actively involved in investment advisory services, specializing in alternative investments, and investments made both directly and through funds.

In the logistics field, we are enhancing logistics networks in regions such as ASEAN countries and China, in which Japanese manufacturers have advanced rapidly in recent years. We also develop and operate industrial parks in Southeast Asia and promote our insurance business. Thus, we offer a comprehensive range of high-value-added services.

NET INCOME AND BASIC PROFIT


(Billions of Yen)
8.0
6.0
4.0
2.0
0
Net Income
Basic Profit
FY01
FY02
FY03
FY04
FY05
Step Up Plan
AA Plan
AG Plan

RISK-ADJUSTED RETURN RATIO AND RISK-ADJUSTED ASSETS


20.0
15.0
10.0
5.0
0.0
Risk-adjusted Return Ratio (%)
AG Plan (Target)
AA Plan (Result)
Step-Up-Plan
(Result)
0
50
100
150
200
Risk-adjusted Assets (Billions of Yen)

Business Environment and AG Plan Policies and Strategies

In the financial services field, investment opportunities have grown significantly in direct relation to structural changes in both Japanese industry and society. Meanwhile, the need for alternative investment products is growing due to the sharp expansion and diversification of individually-managed financial assets. However, trends in the overheating commodities market and interest rate movements following the end of zero-interest-rate policy require further attention.

Under these circumstances, we will enhance our earning power in the commodities trading business through continuous upgrading of our risk management capabilities and system, and diversifying our product lineup to handle energy, weather derivatives and emission credits in addition to precious metals and fuels.

In the investment advisory business, we intend to increase assets under management by fortifying our product lineup, including hedge fund and commodity index instruments to meet the needs of diversified investors.

In direct investment and fund investment businesses, we will primarily seek to accumulate investments in Japan and Asia to reinforce our portfolio. Furthermore, taking advantage of our strengths as an integrated trading company, we will pursue investment and business opportunities jointly with other Business Units.

In the credit card business, we will expand the business base by increasing business and marketing partners, including our Group companies.

In the logistics field, the logistics market for raw materials and components in China and Southeast Asia is expanding mainly due to Japanese manufacturers' development of overseas component supply operations. In response, we will expand our logistical bases through building new logistics centers and creating a global logistics network that covers Japan, China, and other parts of Asia. Utilizing this network, we will promote high-value-added logistics businesses such as comprehensive component procurement and distribution services as well as integrated services covering collection, storage, and sorting in the areas of apparel and general merchandise.

For our overseas industrial park business, we will work on developing new parks, following the Thang Long Industrial Park in Vietnam. We will also seek to develop parks in other countries and regions. In addition, we will build logistics centers inside industrial parks to meet the needs of the expanding logistics market while maximizing synergistic effects between the logistics and industrial park businesses.

In the insurance field, we will expand our Rent-a-Captive business which provides services through the overseas reinsurance company we have established.


特价
PROMOTION

We have invested in a Chinese company providing digital-media based integrated sales promotion services in large-scale retail stores. We will increase their corporate value by leveraging our network related to our products, markets, and management.



We are developing and marketing the Thang Long Industrial Park in a suburb of Hanoi, Vietnam. Phase One and Phase Two developments have been completed and the park is occupied by 61 Japanese manufacturers. 17,000 people are employed on site, and US$730 million worth of products were exported in 2005. Phase Three construction work is now underway.

PERFORMANCE HIGHLIGHTS

(Billions of Yen)

	FY01	FY02	FY03	FY04	**FY05**
Gross Profit	14.5	15.5	15.7	17.0	**25.0**
Equity in Earnings of Associated Companies	0.6	1.1	1.1	1.5	**2.3**
Net Income	1.6	2.0	2.4	2.8	**6.2**
Basic Profit	1.9	2.0	2.0	2.8	**7.5**
Total Assets	154.2	161.5	193.5	232.8	**470.8**

	AA Plan (Results)	**AG Plan (Target)**
Risk-adjusted Assets (at end of FY04 and FY06)	20.0	**47.0**
Risk-adjusted Return Ratio (two-year average)	13.5%	**17.8%**

Fiscal Year 2005 Performance and Fiscal Year 2006 Outlook (Final Year of the AG Plan)

During fiscal year 2005, in the financial field, we invested directly in a number of companies including a domestic retailer of second-hand golf gear, a mobile phone content provider, and a Chinese company in the field of digital-media based sales promotion services. In the commodities trading business, we established a new company in London and set up a 24-hour trading infrastructure for the international commodities market.

In the logistics field, we started construction of logistics centers in Chiba, Japan and in Shanghai, China and promoted further expansion of our logistics network. In the overseas industrial park business, all lots in Phase Two of the Thang Long Industrial Park have been sold, and we have started Phase Three expansion work.

In fiscal year 2005, the Financial & Logistics Business Unit posted gross profit of ¥25.0 billion, up ¥8.0 billion from the previous year. Net income grew ¥3.4 billion from the previous year, to ¥6.2 billion. This result reflected the recovery of the commodity business and strong sales in overseas industrial parks.

During fiscal year 2006, in the financial field, we will reinforce our earning power in the commodities trading business through promoting businesses in new fields centered on our new company in London. In the investment advisory business, we aim to increase our assets under management by expanding business alliances while developing and marketing new products. At the same time, we are planning to develop new investment funds through promoting hedge fund managers by using our incubation platform. In the direct investment and fund investment businesses, we will accelerate investment activities to expand a well-balanced portfolio.

In the logistics field, we merged Sumitrans (Japan) Corporation, Sumitomo Logistics Co., Ltd., and All Trans Co., Ltd. and established Sumisho Global Logistics Co., Ltd. in April 2006. Led by this company, we will expand our integrated logistics services and network, which will extend from Japan around the world. In addition, we will continue to develop our overseas industrial park business, mainly in Vietnam.

Under the AG Plan, we expect to increase risk-adjusted assets by ¥27.0 billion, to ¥47.0 billion, by the end of fiscal year 2006 mainly in the fields of investments and the commodities trading business. We also anticipate an average risk-adjusted return ratio of 17.8% during the term of the AG Plan.

GLOBAL BUSINESS OPERATIONS OF SUMITOMO CORPORATION GROUP

One of the important business foundations of Sumitomo Corporation is its global network, consisting of around 150 offices and over 800 consolidated subsidiaries and associated companies worldwide. Nine Business Units and regional organizations in Japan and overseas, are fulfilling their capabilities and strengthening cooperation, and are seeking to further enhance existing core businesses as well as to develop new businesses based on each market around the world.

Major Businesses by Region

The graph below shows trends in Basic Profit by region over the past three years. Each region has experienced a steady increase in profits year by year. Moreover, while in fiscal year 2003 domestic and overseas ratio to basic profit were comparable at roughly 50%, in fiscal year 2005, the overseas ratio expanded to nearly 60%. In particular, earnings bases in the U.S. and Asia expanded significantly.

Looking at the major businesses by region, in Japan, stable earnings bases such as Jupiter Telecommunications, a cable TV operator, and Jupiter TV, a multichannel television programming and content provider, both in the media business, Summit in the supermarket business, condominium sales business, and Sumisho Lease and Sumisho Auto Leasing in the leasing business are all supporting solid results.

In October 2005, we established Sumitomo Corporation Kyushu Co., Ltd., the third regional-based subsidiary, and our operations in Japan are currently covered by two Regional Business Units, in the Kansai and Chubu regions, and three regional-based subsidiaries, in the Hokkaido, Tohoku and Kyushu regions. We have established a structure to facilitate further broadening of local-based businesses and at each organization, cross-regional initiatives are undertaken proactively with local-based prime companies in the industries such as home appliances and automobiles.

In Asia, including China, we have been building a firm earnings base on our network of steel service centers for the processing, storage and supply of steel sheets for automobile and home appliances manufacturers, in which the scale of operations is the largest among peers; the automobile finance business and Batu Hijau copper and gold mine project in Indonesia; and trading of chemical products centering on plastics. In addition, we are establishing new pillars of profit such as electric power projects in Indonesia, Vietnam and the Philippines.

In the Americas, which include North America and South America, businesses such as metal products business including tubular products and steel plates, construction equipment business, and residential use polyvinyl chloride pipe manufacturing and sales business are all performing steadily. In the automobile tire business, we acquired TBC CORPORATION, a U.S. tire retailer, in November 2005. We advanced in to the retail area in addition to our well-established wholesale business, and reinforced our business base.

BASIC PROFIT BY REGION



FY2003
51%
28%
8%
5%
1%
7%
66.8
FY2004
38%
31%
16%
5%
5%
5%
110.0
FY2005
38%
24%
21%
6%
6%
5%
158.3
Japan
Asia
Americas
Europe
Oceania
Others
0
40
80
120
160 (Billions of Yen)

Note: Basic Profit = (Gross profit - Selling, general and administrative expenses - Interest expenses, net of interest income + Dividends) x (1-Tax rate)
+ Equity in earnings of associated companies, net (Tax rate was 42% for fiscal year 2003, and 41% for fiscal year 2004 and after)
Profits of affiliated companies are allotted by their locations. Profits of Sumitomo Corporation (Parent) are allotted by customers' locations.

Furthermore, Sumitomo Corporation of America, which plays the central role in the Americas, is increasing profitable assets, aiming to further expand its business base in the U.S. market.

Profits are steadily increasing in Europe and Oceania as well. In Europe, the tubular products business, the construction equipment business, and the acquisition of oil field interests in the North Sea, are contributing to results. In Oceania, the coal business in Australia is showing a strong performance.

Strategic Moves in Growing Regions

We are currently identifying Russia and other CIS countries, and India as "Focused Frontier" regions in which we expect future growth, and are engaged in developing and establishing new local-based businesses. In Russia, we entered telecommunications businesses such as wireless broadband and mobile phone content distribution businesses. Moreover, as we expect growth in the logistics-related business accompanying future mineral resources development, we have started a freight car leasing business. Furthermore, as we are predicting a shortage in future uranium supply, we invested in a uranium mine development project in Kazakhstan. Thus we are striving to build business bases, looking ahead to the future. In India, in addition to the businesses including the automobile-related business and the power plant business, we are promoting businesses such as a hydrochlorofluorocarbon emission reduction project, that contribute to the reduction of greenhouse gases.

Further Expansion of Wide-Zone Operations

In order for Sumitomo Corporation Group to attain sustained growth and development, and to expand its earnings base on a global basis, it is important for nine Business Units and each regional organization to communicate well to share and integrate their product strategies and regional strategies.

As an essential part of our strategy, it is becoming more important for each regional organization to strengthen its functions, and play a more proactive role in terms of developing and expanding local-based businesses.

Aiming to exert our strength to the maximum extent by promoting formulation of strategies from a more customer-based and market-based perspective, and effective and optimal allocation of management resources, we are promoting expansion of wide-zone operations.

Concretely, we have assigned General Managers in the Americas, Europe, China, Middle East, CIS, and South America, to develop and strengthen our wide-zone operations. Moreover, from April 2006, we made the General Manager for Southeast Asia the General Manager for Southeast & Southwest Asia, and expanded the scope of wide-zone operation to Southwest Asia, including India.

Going forward, we will seize growth opportunities in each region, and exert our integrated corporate strength while thoroughly utilizing our global network, aiming to expand our earnings base on a global basis.

PROMOTING WIDE-ZONE OPERATIONS


Europe
Wide-zone operation under General Manager for Europe
CIS
Wide-zone operation under General Manager for CIS
China
Wide-zone operation under General Manager for China
Americas
Wide-zone operation under General Manager for Americas
Middle East
Wide-zone operation under General Manager for Middle East
Southeast & Southwest Asia
Wide-zone operation under General Manager for Southeast & Southwest Asia
Expanded wide-zone operation to Southwest Asia from April 2006
South America
General Manager for South America appointed under General Manager for Americas

PRINCIPAL SUBSIDIARIES AND ASSOCIATED COMPANIES CONTRIBUTING TO CONSOLIDATED RESULTS

	Shares in equity (End of FY2005) (%)	Main Business	Equity in earnings (FY2004) (100 million yen)	Equity in earnings (FY2005) (100 million yen)
METAL PRODUCTS				
SC Pipe Services Inc.	100.00	Investment in pipe manufacturing and sales company in the U.S.	5.9	20.3
Asian Steel Company Ltd.	100.00	Shearing, slitting, and sale of steel plates in Southeast Asia	12.3	7.9
Sumisho Metalex Corporation	100.00	Sale of non-ferrous metal products, materials for home heat solution	5.7	7.8
Sumisho Tekko Hanbai Co., Ltd.	100.00	Sale of steel products	4.0	6.0
TRANSPORTATION & CONSTRUCTION SYSTEMS				
Sumisho Auto Leasing Corporation *1	100.00	Leasing of motor vehicles (Shares in equity (End of FY2004): 52.90%)	30.1	43.3
P.T. Oto Multiartha	98.34	Financing of motor vehicles in Indonesia	14.8	17.2
P.T. Summit Oto Finance	99.70	Financing of motor vehicles in Indonesia	3.8	8.6
Sumisho Aircraft Asset Management B.V.	100.00	Aircraft leasing	6.4	6.6
MACHINERY & ELECTRIC				
Perennial Power Holdings Inc.	100.00	Development, ownership and management of power plant in the U.S.	8.8	13.3
MobiCom Corporation	30.00	Integrated telecommunication service in Mongolia	7.7	11.2
MEDIA, ELECTRONICS & NETWORK				
Jupiter Telecommunications Co., Ltd.	25.93	Cable television multiple system operation (MSO) (Shares in equity (End of FY2004): 26.43%)	32.8	52.8
Jupiter TV Co., Ltd. (Former Jupiter Programming Co., Ltd.)	50.00	Management and operation of programming services	16.1	29.9
Sumitronics Corporation	100.00	Electronics Manufacturing Service and sale of electronics products and parts	21.8	25.4
MS Communications Co., Ltd.	50.00	Sales of telephone circuits and equipment	13.1	20.7
Sumisho Computer Systems Corporation *2	55.73	System integration; data processing services; development and sale of computer software and hardware (Shares in equity (End of FY2004): 50.86%)	15.8	8.4 (combined)
Sumisho Electronics Co., Ltd. *2	—	—	9.8	
CHEMICAL				
Cantex Inc.	100.00	Manufacture and sale of polyvinyl chloride pipes	5.2	44.0
Sumitomo Shoji Chemicals Co., Ltd. *3	100.00	Sale and trade of chemicals and plastics	10.3	20.8
Summit Agro Europe Ltd.	100.00	Investment in agricultural chemicals in Europe	5.7	6.5
The Hartz Mountain Corporation	96.30	Manufacturing, distribution, and sales of pet care products in the U.S.	5.8	-30.8
[illegible]				
Sumisho Coal Australia Pty. Ltd.	100.00	Investment in coal mines in Australia	45.6	105.2
Nusa Tenggara Mining Corporation	74.28	Investment in and financing of the Batu Hijau copper/ gold mine development project in Indonesia	72.1	48.7
Petro Summit Investment Corporation	100.00	Exploration, development, production and sale of and investment in oil and natural gas etc.; investment in and financing business of the same kind	6.3	23.6
LNG Japan Corporation	50.00	Trading of LNG, investment and financing related to LNG business	7.0	15.0
SC Minerals America, Inc.	100.00	Investment in the Morenci copper mine, the Pogo gold mine in the U.S. and the Candelaria & Ojos del Salado copper mines in Chile	8.4	13.9
Petro Summit Pte. Ltd.	100.00	International trade of crude oil and petroleum products	4.4	6.8
Summit, Inc.	100.00	Supermarket chain	18.6	21.4
Montrive Corporation	99.00	Sole import, designing and sales of the luxury line of chenille fabrics, "FEILER"	5.2	10.6
Sumifru Corporation *4	—	Import and sale of fruits and vegetables	14.8	6.0
Sumisho Drugstores Inc.	100.00	Drugstore chain	1.9	5.3
MATERIALS & REAL ESTATE				
S.C. Cement Co., Ltd.	100.00	Sale of cement, ready-mixed concrete and concrete products	5.6	7.2
Sumisho & Mitsuibussan Kenzai Co., Ltd.	50.0	Sale of building materials	2.2	3.6
TBC CORPORATION	100.00	Wholesale and retail sales of tires in the U.S.	—	-1.9
FINANCIAL & LOGISTICS				
Bluewell Corporation	100.00	Agent for casualty insurance and life insurance	5.0	6.5
Thang Long Industrial Park Corporation	58.00	Development, sales, and operation of industrial estate in Vietnam	2.2	5.8
OVERSEAS SUBSIDIARIES				
Sumitomo Corporation of America	100.00	Export, import, investment	142.8	134.9
Sumitomo Corporation Europe Holding Ltd.	100.00	Export, import, investment	29.4	34.0
Sumitomo Corporation (Singapore) Pte. Ltd.	100.00	Export, import, investment	9.5	31.3
Total 8 subsidiaries in China	—	Export, import, investment	10.8	26.5
Sumitomo Australia Limited	100.00	Export, import, investment	7.3	11.0
Sumitomo Corporation Taiwan Ltd.	100.00	Export, import, investment	7.2	8.0
OTHERS				
Sumisho Lease Co., Ltd.	36.21	Leasing	54.9	61.8

*1. On August 2, 2005, Sumisho Auto Leasing Corporation became our wholly owned subsidiary by exchange of shares.
*2. On August 1, 2005, Sumisho Computer Systems Corporation and Sumisho Electronics Co., Ltd. merged.
Sumisho Computer Systems Corporation is the ongoing concern and Sumisho Electronics Co., Ltd. dissolved.
*3. On October 1, 2005, Sumitomo Shoji Plastics Co., Ltd., Sumitomo Shoji Chemicals Co., Ltd., and Sumisho Chemicals & Plastics Nagoya Co., Ltd. merged.
Sumitomo Shoji Plastics Co., Ltd. is the ongoing concern and Sumitomo Shoji Chemicals Co., Ltd. and Sumisho Chemicals & Plastics Nagoya Co., Ltd. dissolved.
Sumitomo Shoji Plastics Co., Ltd. changed its name to Sumitomo Shoji Chemicals Co., Ltd.
*4. The equity earnings of Sumifru Corporation includes those of related companies.

SUMITOMO CORPORATION'S CORPORATE GOVERNANCE








MANAGEMENT PRINCIPLES AND ACTIVITY GUIDELINES

Sumitomo Corporation's business activities have inherited the "Sumitomo Business Spirit," which has been passed down over 400 years and advocates values such as integrity, sound management, never pursue easy gains, and a spirit of challenge that anticipates change.

The Management Principles and Activity Guidelines, along with the SC VALUES, which are based on the Sumitomo Business Spirit, form the backbone of Sumitomo Corporation.

Management Principles and Activity Guidelines

The Sumitomo Business Spirit is embodied in Sumitomo's Business Principles which are "Sumitomo shall achieve strength and prosperity by placing prime importance on integrity and sound management in the conduct of its business," and "Sumitomo shall manage its activities with foresight and flexibility in order to cope effectively with the changing times. Under no circumstances, however, shall it pursue easy gains or act imprudently." The business activities of Sumitomo Corporation, since its establishment, have been heir to the Sumitomo Business Spirit, which has been passed down over 400 years.

With the Sumitomo Business Spirit as our backbone, we have established "Management Principles" and "Activity Guidelines," incorporating phrases more suitable for a company operating globally. The Management Principles describe our corporate mission, fundamental policies, and corporate culture. The Activity Guidelines guide everyday tasks based on the Management Principles.

SC VALUES

To ensure that all officers and employees share and practice the values advocated in the Management Principles and Activity Guidelines, we also drafted the SC VALUES.

The SC VALUES consist of 9 values including Integrity and Sound Management, Integrated Corporate Strength, Vision, Change and Innovation, Commitment, Enthusiasm, Speed, Human Development, and Professionalism, and are also respected in human resource development, work performance evaluations and our multidimensional assessment system (job performance assessment of supervisors by their subordinates).

We believe that the values inherent in the Management Principles, Activity Guidelines, and SC VALUES should be understood properly and passed down among every single officer and employee to enable sustained growth.

We aim to be a global organization that constantly stays a step ahead in dealing with change, creates new value, and contributes broadly to society.

MANAGEMENT PRINCIPLES

- To achieve prosperity and realize dreams through sound business activities.
- To place prime importance on integrity and sound management with utmost respect for the individual.
- To foster a corporate culture full of vitality and conducive to innovation.

ACTIVITY GUIDELINES

- To act with honesty and sincerity on the basis of Sumitomo Business Spirit and in keeping with the Management Principles.
- To comply with laws and regulations while maintaining the highest ethical standards.
- To set high value on transparency and openness.
- To attach great importance to protecting the global environment.
- To contribute to society as a good corporate citizen.
- To achieve teamwork and integrated corporate strength through active communication.
- To set clear objectives and achieve them with enthusiasm.

SC VALUES

1. Integrity and Sound Management
To comply with laws and regulations, while maintaining the highest ethical standards.

2. Integrated Corporate Strength
To create no boundaries within the organization; always to act with a company-wide perspective.

3. Vision
To create a clear vision of the future, and to communicate to share it within the organization.

4. Change and Innovation
To accept and integrate diversity in values and behavior, and to embrace change as an opportunity for action.

5. Commitment
To initiate, own, and achieve organizational objectives.

6. Enthusiasm
To act with enthusiasm and confidence, and to motivate others through such action.

7. Speed
To make quick decisions and act promptly.

8. Human Development
To fully support the development of others' potential.

9. Professionalism
To achieve and maintain high levels of expertise and skills.

DIRECTORS AND CORPORATE AUDITORS

(As of July 1, 2006)



Noriaki Shimazaki, Executive Vice President · Nobuhide Nakaido, Executive Vice President · Kenji Miyahara, Chairman of the Board of Directors · Motoyuki Oka, President and CEO · Kenzo Okubo, Executive Vice President · Shuji Hirose, Executive Vice President

DIRECTORS AND CORPORATE AUDITORS

Chairman of the Board of Directors
Kenji Miyahara

President and CEO
Motoyuki Oka

Director
Shuji Hirose

Director
Kenzo Okubo

Director
Noriaki Shimazaki

Director
Nobuhide Nakaido

Director
Hisahiko Arai

Director
Michihisa Shinagawa

Director
Yoshi Morimoto

Director
Makoto Shibahara

Director
Shingo Yoshii

Director
Kazuo Ohmori

Director
Yoshiyuki Matsuoka

Standing Corporate Auditor (Full-Time)
Shigemi Hiranuma

Corporate Auditor (Full-Time)
Tetsuro Fukumoto

Corporate Auditor
Itsuo Sonobe*

Corporate Auditor
Koji Tajika*

Corporate Auditor
Akio Harada*

Notes: 1. All Directors represent the Company.
2. Outside Corporate Auditors are indicated by an asterisk (*).

EXECUTIVE OFFICERS

President and CEO

Motoyuki Oka

Executive Vice President

Shuji Hirose
General Manager,
Machinery & Electric Business Unit

Kenzo Okubo
General Manager,
Metal Products Business Unit

Noriaki Shimazaki
Responsible for Human Resources Development & Information Management Group
Responsible for Financial Resources Management Group

Nobuhide Nakaido
General Manager,
Corporate Planning & Coordination Office

Senior Managing Executive Officer

Susumu Kato
General Manager for the Americas
Director & President,
Sumitomo Corporation of America

Michio Ogimura
General Manager for
Southeast & Southwest Asia

Hisahiko Arai
General Manager,
Materials & Real Estate Business Unit

Michihisa Shinagawa
General Manager,
Mineral Resources & Energy Business Unit

Iwao Okamoto
Assistant General Manager,
Corporate Planning & Coordination Office

Managing Executive Officer

Yoshi Morimoto
General Manager,
Consumer Goods & Service Business Unit

Makoto Shibahara
General Manager,
Financial & Logistics Business Unit

Shingo Yoshii
General Manager,
Media, Electronics & Network Business Unit
General Manager, Media Division

Shuichi Mori
General Manager for Europe
CEO, Sumitomo Corporation Europe Group
Director & President,
Sumitomo Corporation Europe Holding Limited
Chairman, President & Director,
Sumitomo Corporation Europe Plc

Kazuo Ohmori
General Manager, Transportation & Construction Systems Business Unit

Kentaro Ishimoto
Assistant General Manager,
Consumer Goods & Service Business Unit
General Manager, Food Business Division

Shunichi Arai
General Manager, Kansai Regional Business Unit

Nobuo Kitagawa
General Manager for China
CEO, Sumitomo Corporation China Group
President,
Sumitomo Corporation (China) Holding Ltd.

Yoshihiko Shimazu
General Manager for CIS
Assistant General Manager for Europe

Kenji Kajiwara
General Manager, Chubu Regional Business Unit

Makoto Sato
Assistant General Manager,Transportation & Construction Systems Business Unit
General Manager, Automotive Division No.1

Toyosaku Hamada
General Manager,
Financial Resources Management Group

Executive Officer

Takahiro Moriyama
Assistant General Manager,
Machinery & Electric Business Unit
General Manager,
Power & Energy Project Division

Ichiro Miura
General Manager,
Human Resources Development & Information Management Group

Takashi Kano
Assistant General Manager,
Materials & Real Estate Business Unit

Kuniharu Nakamura
General Manager,
Corporate Planning & Coordination Department

Shinichi Sasaki
Deputy General Manager for China
President,
Sumitomo Corporation (Shanghai) Ltd.

Takuro Kawahara
Responsible for Internal Auditing Department
Assistant General Manager,
Corporate Planning & Coordination Office (in charge of Legal Affairs)

Yoshio Osawa
General Manager, Network Division

Yoshiyuki Matsuoka
General Manager, Chemical Business Unit

Mitsuhiko Yamada
General Manager,
Mineral Resources Division No.1

Kazuhisa Togashi
General Manager, Iron & Steel Division No.2

Kazuhiro Takeuchi
General Manager, Financial Service Division

Shinichi Ishida
General Manager,
Construction & Mining Systems Division

CORPORATE GOVERNANCE

Sumitomo Corporation's corporate governance is embodied in its "Corporate Governance Principles," which were established in April 2003 on the basis of the "Sumitomo Business Spirit" and "Management Principles."

We have stipulated in our Corporate Governance Principles that, ultimately, we view corporate governance as "improving management efficiency" and "maintaining sound management," as well as "securing the high level of management transparency" required to achieve the first two goals. To this end, we are continually reinforcing and upgrading our corporate governance system.

Taking an auditor system as a base, we are constantly reassessing the system to enhance the function of the Board of Directors and Corporate Auditors.

Features of Our Corporate Governance System

The General Meeting of Shareholders serves as Sumitomo Corporation's supreme decision-making body, under which the Board of Directors makes important management decisions, and the Board of Corporate Auditors and each Corporate Auditor monitor the performance of Directors.

The size of the Board of Directors has been optimized to ensure its maximum effectiveness, and the term of each Director has been limited to one year to fortify the corporate governance function. We have also introduced an executive officer system, with the objective of clarifying the responsibilities and authority for business execution and reinforcing the monitoring function of the Board of Directors.

We have five Corporate Auditors, of whom three are external. To enhance the auditing function, we are developing our internal control system and strengthening collaboration with the Corporate Auditors' audit.

In addition, by appointing external advisors, we are striving to incorporate a diversity of perspectives into our management.

CORPORATE GOVERNANCE SYSTEM



General Meeting of Shareholders
Election/Dismissal
Consent to a submission of proposition for election of Corporate Auditors and for election of Accounting Auditors
Election/Dismissal
Election /Dismissal
Directors
Board of Directors
(Chairman of the Board of Directors)
Corporate Auditors
Board of Corporate Auditors
Dismissal
(Collaboration)
Accounting Auditors
Report
Audit/Report
Advisors
Advice/Proposals
Election/Dismissal/Supervision
(Collaboration)
Assistance
Audit
Corporate Auditor's Administration Department
Accounting Audit
Important Company-wide Committees*1
Management Council
President and CEO
Internal Auditing Dept.
Internal Audit
Loan and Investment Committee
Executive Officers
Compliance Committee
Business Units
Speak-Up System*2
Domestic and Overseas Offices
Corporate Group
Internal Control Committee
Internal Control Project*3
Subsidiaries and associated companies
Risk Management*4

*1 As company-wide committees, in addition to the above, we have Corporate Social Responsibility Committee, IR Committee, Human Resources Committee, Global Environment Committee, Information Security Committee, Disclosure Committee, and others.

*2 Officers and employees are allowed to inform the information regarding compliance issues directly to Compliance Committee regardless of their respective chains of command.

*3 According to the framework of COSO Internal Control, the status of internal management at each organization is regularly and comprehensively self-assessed on a consolidated basis, followed by the administrative departments to review.

*4 (1) We divide various risks associated with business activities into two types, namely "quantifiable risks" for those including market risks, investment risks, and credit risks, and "non-quantifiable risks" for those including natural disasters, mistakes in the execution of work, and unauthorized conduct, and manage them accordingly. For "quantifiable risks," we make diligent efforts to manage the total quantity of risks and pursue returns for risks through the adoption of the concept of "risk asset management." For "non-quantifiable risks," we endeavor to restrain such risks through company-wide countermeasures.

(2) Each department within the Corporate Group is building a framework on company-wide level of risk management (internal rules, policies, methods and guidelines of risk management, etc.), and conducting monitoring and implementing necessary improvements regarding risk management pertaining to its respective areas of work responsibility, while departments of business operation, such as Business Units, implement risk management necessary to execute specific work under the framework of the whole company.

Seeking to build an optimal corporate governance framework, we have introduced an executive officer system, halved the size of the Board of Directors, and reduced the term of each Director.

Enhancement of Corporate Auditing Framework

The Board of Corporate Auditors and each Corporate Auditor audit the performance of Directors. The Board of Corporate Auditors has five members, including three external auditors–two legal experts (a former Public Prosecutor General and a former Supreme Court Justice) and one accounting expert–providing an auditing system incorporating a diversity of perspectives.

Corporate Auditors attend meetings of the Board of Directors and all other important internal meetings, in order to obtain information necessary for proper auditing. Corporate Auditors also meet the Chairman of the Board of Directors and the President and CEO every month to exchange opinions on material issues regarding management policy and auditing.

We have been placing dedicated staff to assist Corporate Auditors, so that auditing system functions effectively. Seeking to further enhance the auditing function, in May 2006 we organized the Corporate Auditor's Administration Department with a dedicated staff. The Internal Auditing Department also assists Corporate Auditors by providing information on a frequent basis.

Optimization of Size and Limiting of Terms of Board of Directors

In order to facilitate substantial and active discussion as well as to promote greater efficiency and effectiveness in decision making, in June 2003, we halved the number of Board members from 24. As of July 2006, the Board has 13 members.

Furthermore, at the General Meeting of Shareholders held in June 2005, the term of Directors was reduced from two years to one year. By asking shareholders for a vote of confidence to Directors every year, we are undertaking to strengthen the function of our corporate governance.

Appointment of External Advisors

To incorporate outside perspectives into our management, we have appointed four specialists, from outside the company as external advisors. At the meetings with Board members, the external advisors provide us with advice from diverse perspectives on various themes regarding management issues. They also give speeches and lectures in their respective areas of expertise, such as leadership and career development.

Introduction of the Executive Officer System

We have introduced the executive officer system with the aim of clarifying the responsibilities and authority for execution and strengthening the monitoring function of the Board of Directors. We currently have about 30 Executive Officers, including general managers of Business Units, who also serve concurrently as Directors. In this way, we aim to prevent gaps between decisions made at Board of Directors meetings and the execution of those decisions.

Limits on Terms of the Chairman of the Board of Directors and the President and CEO

In principle, the terms of the Chairman of the Board of Directors and the President and CEO are each limited to six years. We have thus eliminated the possibility of governance problems by limiting the tenure of top management.

Future Policy

Under the former Commercial Code, since April 2003 publicly listed companies have been able to adopt a "company with a committee-based" system of corporate governance. However, we believe that raising the effectiveness of our corporate governance by continuing with our existing corporate auditor system, while enhancing and reinforcing it, is the most reasonable way for us.
We will preserve our corporate culture as a Japanese company, while watching global trends and legislation concerning companies. At the same time, we will observe the benefits of corporate governance frameworks in other countries.

Thus, Sumitomo Corporation will continually study the most appropriate corporate governance system.

COMPLIANCE

"Officers and employees should never risk noncompliance in pursuit of profit for the Company." Taking every available opportunity, our top management repeatedly advocates that compliance is our top priority and that any suspicion of compliance-related problems must be reported promptly. Moreover, we are building a framework including education and training that makes all individual officers and employees aware of compliance and fosters the practice of compliance in their activities.

Spearheaded by the Compliance Committee, which was established in November 2000 under the direct supervision of the President and CEO, we are building a compliance promotion scheme.

Compliance Guidelines

The Compliance Committee has compiled the Company's Compliance Manual containing 19 principles and has distributed it to all officers and employees, thoroughly making everyone aware that any action that may raise doubts about a compliance breach must be avoided completely.

Compliance Education and Training

Employees can access the latest version of the Compliance Manual and other manuals detailing applicable laws and regulations on the Company's intranet. Meanwhile, the Compliance Committee is conducting ongoing education and training programs to foster compliance awareness. Here, the overriding themes are that compliance should receive top priority and that compliance-related problems should be reported promptly to supervisors or to the relevant department.

We provide compliance awareness training including lectures and seminars, not only to corporate officers and employees, but also to employees of our subsidiaries and associated companies. In fiscal year 2005, 45 such lectures and seminars were held and were attended by around 1,610 participants. Furthermore, in fiscal year 2006, we plan to introduce e-learning into our compliance awareness education and training.

The Speak-Up System

If a possible compliance problem is detected, our employees are normally expected to pass the information along through the chain of command. In addition to this system, Sumitomo Corporation adopted the "Speak-Up Systems," which allows an individual wishing to report an actual or potential problem to report directly to the Compliance Committee or through the Company's corporate auditors or outside legal counsel.

Although in principle, the informant is asked to identify him or herself, our system ensures that the identity of the informant and the nature of the information provided will both be kept confidential and that there will be no negative consequences for the informant arising from the disclosure. The Compliance Committee is responsible for handling in an appropriate manner all information it receives through the "Speak-Up System." As of March 2006, the Speak-Up System has been introduced at approximately 140 of the Company's domestic subsidiaries and associated companies.

GUIDING PRINCIPLES

Business Activities
- Observing Antimonopoly Laws
- Security Control
- Customs/Controlled Items
- Compliance with Applicable Laws
- Respecting and Protecting Intellectual Property Rights
- Prohibition of Unfair Competition
- Information Management
- Preservation of the Environment
- Overseas Business Activities

Corporate Citizen As a Member of Society
- Prohibition on Giving Bribes
- Prevention of Unlawful Payments to Foreign Governmental Officials
- Political Contributions
- Confrontation with Antisocial Forces

Maintenance of a Good Working Environment
- Respect for Human Rights*
- Prohibition of Sexual Harassment
- Prohibition on Abuse of Authority

Personal Interests
- Insider Trading
- Conflict of Interest
- Proper Use of Information System

* Complied with the Universal Declaration of Human Rights

Not simply developing a compliance system, we are working to create a compliance-conscious environment.



The most important aspect of compliance management is ensuring that individual employees become aware of the importance of compliance and act accordingly in their day-to-day business activities. It is not enough simply to develop a compliance system. To this end, the Compliance Committee provides lectures and seminars to increase awareness of compliance for individual employees, who are the main practitioners of compliance. In addition, we are instructing subsidiaries and associated companies within the Sumitomo Corporation Group to introduce their own programs to increase awareness of compliance issues, establish Compliance Committees, formulate internal regulations, and introduce their own Speak-Up Systems.

Nobuhide Nakaido, Chair of the Compliance Committee (Director, Executive Vice President)

INTERNAL CONTROL

To maintain the trust of all stakeholders in the future of our business, Sumitomo Corporation Group initiated the fully-fledged formal introduction of the Internal Control Program from July 2005 in order to "improve operational quality" on a global and consolidated basis.

We will strive to continuously improve our level of internal control by reviewing the state of these controls over the range of operational processes undertaken by all our operations and business lines.

Background to the Introduction of Internal Control Program

It is essential that the Sumitomo Corporation Group maintains a uniform standard of operational quality in its business activities, irrespective of the business sector or geographical region where they take place. Moreover, such standards must meet the expectations of our stakeholders. With this in mind, in July 2004, we established the Internal Control Committee to spearhead the task of improving operational quality across the entire Group. The Committee examines methods for implementing the Internal Control Program and considers matters that should be subject to standard assessments across all Group entities.

Progress in Fiscal Year 2005

As a result of the Committee's work, in July 2005, we compiled a checklist based on the COSO Framework*, which serves as an international standard for internal control. Using this checklist, we set about a thorough assessment of the current status and effectiveness of our internal controls. The checklist covers points pertaining to general operation that should be common to operations across the Group, including risk management, accounting and financial controls and compliance. In the fiscal year 2005, the first year of implementation of the program, we undertook assessments at approximately 500 domestic and overseas operations, aimed at conducting assessments of all Group operations, irrespective of industry field, region, or size. The Planning and Administration Department in each Business Unit and other relevant departments are reviewing the results, and supporting the formulation, establishment and implementation of necessary improvement measures.

Action Plan for Improving Operational Quality

By making steady improvements to matters identified through the Internal Control Program in each organization, it is expected that this will lead to enhanced operational quality across the entire Group.

Each department of Sumitomo Corporation and each Group company has identified areas requiring improvement and has begun taking active steps to address those issues. Such measures include reassessing organization and operational flows and establishing or renewing rules where necessary.

The new Japanese Company Law, which came into effect in May 2006, calls for companies to establish "systems ensuring that the execution of duties by directors conforms with legal regulations and their Articles of Incorporation, as well as systems ensuring that business processes are handled appropriately." Having previously established various systems and frameworks, the Sumitomo Corporation Group already fulfills the requirements of the new Company Law. The Internal Control Program has the task of monitoring these systems, periodically and comprehensively, to ensure that they are functioning adequately and making any necessary improvements.

* COSO Framework:
The COSO Framework defines internal control as a process required for the achievement of three objectives which are reliability of financial reporting, effectiveness and efficiency of operations, and compliance with applicable laws and regulations. It was announced by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 1992.

The entire Sumitomo Corporation Group is working together on the Internal Control Program, aiming to improve operational quality.

The Internal Control Program brings together and formalizes various measures related to internal control that the Group has undertaken in the past. In order to be a Group trusted by all stakeholders going forward, and accomplish our growth strategies, the continued assessment of Group-wide internal control systems and the undertaking of their continuous improvement is required. We are striving together on this important issue as an entire Group.



Noriaki Shimazaki, Chair of the Internal Control Committee (Director, Executive Vice President)

TOGETHER WITH OUR STAKEHOLDERS

TOGETHER WITH SHAREHOLDERS AND OTHER INVESTORS

Sumitomo Corporation states in the Corporate Governance Principles that: "In an effort to bring an accurate understanding of the company's management policies and business activities to all stakeholders, the company shall strive to make full disclosure, not limiting itself to the disclosure of information required by law, but also actively pursuing the voluntary disclosure of information." By improving corporate value and pursuing disclosure of information through proactive investor relations (IR) activities, we are striving to enhance our relationship of mutual trust with our shareholders and other investors.

In addition to raising management transparency, we are emphasizing commitment to achieving the targets that we have set.

Return to Shareholders

Until fiscal year 2003, the annual dividend per share was set at ¥8, in accordance with our basic policy of ensuring long and stable dividends. In the latter half of fiscal year 2004, we complemented this policy with the introduction of a dividend reflecting our consolidated financial results to return the results of our improved earning power to shareholders. We believe that accelerating growth, while securing earning power that covers shareholders' capital cost, will lead to greater profits for shareholders. With this in mind, in consideration of securing funds for future growth, we have set a consolidated dividend payout ratio of around 20% for fiscal years 2005 and 2006—the two years covered by the AG Plan.

In fiscal year 2005, consolidated net income amounted to ¥160.2 billion, and the annual dividend per share was ¥25, up ¥14 from the previous year. In the future, we will consider appropriate dividend levels while evaluating progress in expanding our earnings base, as well as external circumstances.

Change in the Number of Shares in One Voting Unit

In order to expand our investor base including individual investors and to further improve the liquidity of our shares, we resolved to change the number of shares in one voting unit from 1,000 shares to 100 shares. This change will be effective from September 1, 2006.

NET INCOME AND DIVIDENDS PER SHARE



(Yen)
Net Income (left)
Dividends (right)
(Yen)
150
120
90
60
30
0
25
20
15
10
5
0
8
8
8
8
8
11
25
30
47
45
13
63
73
130
FY1999
FY2000
FY2001
FY2002
FY2003
FY2004
FY2005

Communicating with Shareholders and Other Investors

Our Corporate Governance Principles state: "In an effort to bring an accurate understanding of the company's management policies and business activities to all stakeholders, the company shall strive to make full disclosure, not limiting itself to the disclosure of information required by law, but also actively pursuing the voluntary disclosure of information."

Based on this principle, we have established an IR section on our corporate website and strive to upgrade the content of information including financial results and Tokyo Stock Exchange filings, and to provide these in a timely manner. In addition to business reports, which are required by law, we send our Annual Report and SC NEWS, a public relations newsletter, to all shareholders including individual shareholders, enhancing disclosure.

In addition, we hold meetings to provide information on our financial results and business operations. We also have one-on-one meetings with institutional investors and analysts, where we explain our medium-term management plan and our financial results, and also receive questions and exchange opinions about our overall management. Top management also visits institutional investors in Japan and overseas. As for overseas, since fiscal year 2000, top management has been continually visiting the U.S. and U.K. as well as other countries in Europe and Asia. Since fiscal year 2004, moreover, we began holding meetings for individual investors in major cities throughout Japan.

Going forward, we will strive to enhance our relationship of mutual trust with our shareholders and other investors through commitment to achieving our targets, while continually raising management transparency.



The meeting for individual investors held in February 2006 in Tokyo. Mr. Oka, our President and CEO explained the management reforms and their results, latest financial performance, current efforts, major businesses, and return to shareholders.

TOGETHER WITH CUSTOMERS AND BUSINESS PARTNERS

Sumitomo Corporation Group exerts its "integrated corporate strength"—its core competence—to meet the diverse needs of customers, anticipates change in society and create new value. By pursuing sound business activities, we aim to realize "prosperity and dreams" for our customers and business partners.

Enhancing our integrated corporate strength to meet the diversified higher level needs of customers and business partners

We have close and multifaceted ties with more than 100,000 companies worldwide in diversified fields. Called "global relations," these favorable relationships with our customers and business partners constitute a cornerstone of our business foundation.

Our business foundation also consists of our "global network" of operations, around 150 offices and over 800 consolidated subsidiaries and associated companies worldwide; "integrity," built on the Sumitomo Business Spirit; and "intellectual capital," the wealth of expertise, experience, and information accumulated by our numerous personnel in various fields. We have cultivated and strengthened this integrity and intellectual capital over many years of business with our customers and business partners.

In addition to its solid business foundation, Sumitomo Corporation's functions lie in financial services, logistics solutions, risk management, IT solutions, market intelligence & information gathering and analysis, and business development. Our "integrated corporate strength" is our ability to create new value by strategically and organically integrating our business foundation and functions. Businesses that create high added value by exerting our integrated corporate strength represent our pillars of profit today.

We will continue to reinforce our integrated corporate strength by strengthening our business foundation and upgrading our functions. By further strengthening and exerting our integrated corporate strength, we will be able to meet the diverse business needs of customers and business partners on a higher level, and thus expand our businesses.

Integrated Corporate Strength: Sumitomo Corporation's Core Competence



Creation and Provision of Diversified Values to Meet Customer Demand
Logistics Solutions
IT Solutions
Market Intelligence & Information Gathering and Analysis
Financial Services
Business Development
Risk Management
Continual Enhancement of functions
Integrity
Strategic and Organic Integration
Intellectual Capital
Global Network
Global Relations
Continual Strengthening of the Business Foundation

Logistics Solutions: In addition to the ability to provide a wide range of integrated logistic services, we also have the capacity to develop and deploy services to match demand and supply of cargo, trucks, and warehouse space.

Market Intelligence & Information Gathering and Analysis: Through our wide range of business activity, we gather information from every business segment and market. By engaging our deep experience and business know-how, we do comprehensive analysis of this market intelligence, and utilize it in our day to day business activity.

Business Development: We excel in business creation, which involves identifying promising new products, developing new markets, and organizing appropriate business operations.

Integrity: Based on Sumitomo Business Spirit, we have cultivated the trust of our customers over the years. This is the most fundamental and valuable asset of our business. It is important that our customers know they are entrusting their business to safe hands.

Global Network: With around 150 offices and over 800 subsidiaries and associated companies worldwide, our business network provides a basic platform for the prompt and secure transfer of goods, funds, and information.

IT Solutions: This involves the ability to build Supply Chain Management (SCM) systems and to support network business.

Financial Services: This includes fee collection/payment, provision of capital, project financing, and advanced financing services such as securitization of assets.

Risk Management: Only an integrated trading company with decades of business experience can expertly manage the diverse risks associated with credit standing, markets, and enterprise operations.

Intellectual Capital: The wealth of know-how, experience, and information accumulated by our skilled personnel in diverse fields is also an important element of our solid business foundation.

Global Relations: Based on the integrity and global network we have created, our company has established close and multifaceted relations with over 100,000 business partners around the world across all industries. Sumitomo Corporation is promoting cross-cultural communication and mutual understanding with our worldwide business partners based on direct person-to-person contact. These global relations are even more valuable assets now that the focus of the times is on information technology (IT).

PHILANTHROPY

As stated in our Activity Guidelines, we endeavor to "contribute to society as a good corporate citizen." While we make our fundamental contribution to society through our business activities, as a corporate citizen, we initiate activities to create a more environment-friendly and enriched society, to foster future leaders. In addition, we are active in supporting children, the elderly, and the disabled. We thus aim to realize "prosperity and dreams" for all stakeholders.

Our social contribution activities include providing support for continued education, developing social environments, and cooperating with local communities.

Principles and Policies

In today's global society, companies and their employees are obliged to pursue social contribution activities in their roles as corporate citizens. As contributing to society is one of our important management principles, we will carry out initiatives to society both as a company and as individual employees.

In our social contribution activities principles, it is stated that activity fields are: (1) Supporting continued education; (2) Supporting the development of a mentally and physically sound social environment; and (3) Cooperating with local communities. Moreover, the activity standards state that social contribution activities (1) must be independent from our business activities, (2) must not support specific individuals, and (3) must be harmonious with local communities.

Major Activities

The Sumitomo Corporation Group is active in a wide range of social contribution activities. As a contribution to fostering future leaders, we are awarding various scholarships in Asia and Central and South America, and also making donations to domestic and overseas educational institutions. In particular, since 1996 we have awarded the Sumitomo Corporation Scholarships to around 700 students annually at 31 colleges and universities in 11 Asian countries. In addition, we interact with special nursing homes for the elderly and orphan homes, and also support music, sports, and other cultural activities. In fiscal year 2005, we launched new initiatives aimed at helping disabled people become independent, supporting vocational training activities and selling products made at welfare workshops in our offices.

We also have a volunteer leave system, which is designed to facilitate social contribution activities among officers and employees. Both independently and in cooperation with other companies, we host volunteer activities and volunteer experience workshops.

MAJOR SOCIAL CONTRIBUTION ACTIVITIES

Realizing "prosperity and dreams" globally	• Various scholarship funds representing the "Sumitomo Corporation Scholarships" (Establishment of scholarship foundation with Sumitomo Metal Mining Co., Ltd., at Eastern Arizona College in the U.S.*) • Supporting the activities of the Junior Philharmonic Orchestra • Supporting orphans through the Ashinaga ("Daddy Long Legs") Association • Sending of picture books to children in Laos • Support for the "Tamariva" Rugby Club*
Raising environmental awareness among employees	• Clean-up activities around company facilities • Environment preservation activities in the Hamarikyu palace gardens • Recycling of unused goods (e.g., donations of clothing) to support social welfare
Caring for children, seniors and the disabled	• Inviting residents of special nursing homes for the elderly to view the Tokyo Bay Fireworks Festival from our headquarters • Donating of daily-use items and toys, etc., to orphan homes • Barrier-free movie screenings • Cooperating with vocational training for the disabled* • In-house sale of goods produced by welfare workshops*
Exerting integrated corporate strength as a Group	• Sending of financial and material aid by the Sumitomo Corporation Group as a whole to disaster-affected areas domestically and overseas

* Newly launched in Fiscal Year 2005



Since 1992, we have supported the activities of the Junior Philharmonic Orchestra from the view of sound upbringing of youth. This amateur orchestra has established a solid reputation for its fine performances and history of over 30 years, and many members have become stellar musicians and professionals, forging successful careers.



We aspire to a barrier-free society, accessible to everybody, regardless of ability. To allow everyone to enjoy movies, since 2004 we have added subtitles to some of the Japanese movies in which we have invested. In fiscal year 2005, we held barrier-free screenings of the Japanese film, "The Gift for Numbers," by providing subtitles and a sound guide, in collaboration with another company.

ENVIRONMENTAL INITIATIVES

Sumitomo Corporation is contributing to the solution of environmental issues through business activities by utilizing the diverse resources it holds as an integrated trading company, and exerting its integrated corporate strength. Our engagement in greenhouse gas reduction projects overseas, as well as renewable energy supply projects such as wind power and biomass power generation in Japan and overseas is helping prevent global warming. We are also helping to reduce the burden on the environment through many business activities including used paper collecting and aluminum recycling, and the supply of "Bird Friendly® Coffee" and other products that have minimal environmental impact.

By promoting expanded use of renewable energy in various regions, we are doing our part to prevent global warming.

Seeking the Expansion of Renewable Energy Supply

Sumitomo Corporation is aiming to expand the supply of renewable energy having minimal environmental impact such as solar power, wind power, hydraulic power, wave power, and geothermal heat. Thus, we are promoting power generation projects using wind power and biomass.

In Germany, where solar power generation is rapidly growing under introduction measures by the government, we are promoting the spread of solar power generation by selling power generation modules to system integrators of solar power generation equipment, as well as leveraging our business coordination capabilities including financial services. We are contributing at the early developmental stage of solar power generation and also meeting large demand.

The European Union has set an ambitious target of using renewable energy sources for 22% of power consumed in the region and introducing 3,000 megawatts of solar power generation by 2010. We will further promote the spread of solar power generation as we develop new projects in European countries as well as the U.S. and other markets where rising oil prices have heightened interest in renewable energy.

Actively Pursuing Greenhouse Gas Reduction Projects

We are actively engaged in greenhouse gas reduction projects in developing countries, utilizing technologies developed by Japanese industries to enhance energy efficiency and use of renewable energy.

To achieve the emission reduction targets for greenhouse gases set out in the Kyoto Protocol, Japan must cooperate at an international level in three areas: (1) Clean Development Mechanism (CDM): Here, Japan must participate in greenhouse gas reduction projects in developing countries, acquiring credits for its own emission reduction targets; (2) Joint implementation (JI): This involves implementing projects jointly with industrialized countries; and (3) Emissions trading among industrialized nations. Greenhouse gas reduction projects in overseas countries not only help remedy environmental problems, but also help Japan meet its targets under the Kyoto Protocol, because emission rights can be obtained through CDM and JI schemes.

We are involved in numerous greenhouse gas reduction projects in Asia, Africa, and South America, including our hydrofluorocarbon emission reduction project in India, the first CDM project involving a Japanese corporation that has been registered at the United Nations.



A solar power generation system installed at a Michelin factory by our system integration partner. Its power generation capacity of 2,600kW and annual power generation of 3,300 MWh are the largest in the world for the rooftop installation type. It contributes to the reduction of oil consumption for around 850kl per year.



In a joint project with Ishikawajima-Harima Heavy Industries Co., Ltd., we received an order from the Shanghai Municipal Electric Power Company for a Flue Gas Desulphurization Systems for the Waigaoqiao coal-fired thermal power plant. The completed facility was handed over in May 2006. As the first Flue Gas Desulphurization plant in the Shanghai district, it is expected to reduce air pollution.

HUMAN RESOURCES MANAGEMENT

In order for Sumitomo Corporation Group to attain sustained and dynamic growth, it is essential to empower our human resources—the people who promote such growth. We have designated "implementation of human resource strategies matching our growth strategies" as one of the basic policies of the AG Plan. To this end, we are taking various proactive steps to recruit, develop, and utilize human resources. At the same time, we are striving to develop a work environment full of vitality, where all employees can work more comfortably.

We are upgrading our human resources management through a multifaceted approach including renovating our human resources management system, upgrading education and training and improving working environments.

Promoting Recruitment Emphasizing Diversity

We are recruiting graduates and career applicants based on their skill and motivation, without bias toward gender or education background. This policy is showing a rise in female applicants in recent years, and the ratio of women to the total number of recruits has been increasing accordingly.

We have also established and are managing a "re-employment system," offering the opportunity to work as temporary staff to employees who wish to continue working and utilizing their wide array of experience and skills when they reach the retirement age of sixty.

Towards a Fair and Transparent Human Resources Management System

In April 2006, we renovated our Human Resources Management System. The new system is based on the notion that the development of human resources, a company's most important management resource, strengthens the power of an organization, which in turn leads to further growth and development of the company. Therefore, we are emphasizing the enhancement of the strength of our human resources and the activation of all employees.

As a part of creating a work environment where all employees can fully display their talents and capabilities regardless of age, we have introduced the concept of "expected role" to our grading system, and have swept away the concepts of age and promotion from our management level positions. "Expected role" defines the roles which employees must perform aiming for the company's sustained growth and the achievement of the respective targets of their organizations. In addition, we regard the first ten years after entering the company as an important period for training and development, and have also reviewed our systems and policies in order to increase opportunities for senior employees to develop their ability.



We are upgrading and strengthening training and educational programs for locally hired staff of overseas subsidiaries, offices and Group companies. In fiscal year 2006, a total of 170 executives, managers, and staff will gather in Tokyo by levels to share management policies and strategies.

Upgrading Training and Educational Programs

We are also working on the upgrade of our employee training and educational programs to complement measures aimed at enhancing the strengths of our human resources and activating all employees.

Our various efforts include bolstering the education scheme for new recruits at each business front derived from the discussions of the Human Resource Development Committee, chaired by the President and CEO, as well as upgrading the programs, at the Sumisho Business College, a company-wide educational system, which effectively provides the knowledge and skills necessary for an employee of an integrated trading company.

Creating Worker-Friendly Environments

In April 2005, we established a company-wide "Work-Life Balance Promotion Project Team."

Based on the idea that realizing a good balance between work and private life will help to maximize individual capabilities at work, actions to create worker-friendly environments and promote employee awareness have been made under the project. In fiscal year 2005, we worked to promote such measures as enriching Child Care and Family Care Leave systems, and reducing the amount of overtime work.

What We Look for in Human Resources and Their Development Programs


Management Principles and Activity Guidelines
SC VALUES
What we look for in human resources
(1) Human resources to realize Management Principles, Activity Guidelines and SC VALUES
(2) Professionals and Leaders
Human resources to produce a positive outcome
Evaluation/benefits
Human resource allocation and transfer
Training sessions

BUSINESS OPERATING STRUCTURE








ORGANIZATION

(As of July 1, 2006)

- General Meeting of Shareholders
  - Board of Corporate Auditors
    - Corporate Auditors
      - Corporate Auditor's Administration Dept.
  - Board of Directors (Chairman of the Board of Directors)
    - President and CEO Executive Officers

CORPORATE GROUP

- Internal Auditing Dept.
- Corporate Planning & Coordination Office
- Human Resources Development & Information Management Group
- Financial Resources Management Group

BUSINESS UNITS

- Metal Products Business Unit
  - Planning & Administration Dept., Metal Products Business Unit
  - Metal Products IT Solution Dept.
  - Business Execution Dept., Metal Products Business Unit
  - Iron & Steel Division, No.1
  - Iron & Steel Division, No.2
  - Iron & Steel Division, No.3
  - Tubular Products Division
  - Metal Products for Automotive Industries Division
  - Non-Ferrous Products & Metals Division
- Transportation & Construction Systems Business Unit
  - Planning & Administration Dept., Transportation & Construction Systems Business Unit
  - Ship, Aerospace & Transportation Systems Division
  - Automotive Division No.1
  - Automotive Division No.2
  - Construction & Mining Systems Division
- Machinery & Electric Business Unit
  - Planning & Administration Dept., Machinery & Electric Business Unit
  - Infrastructure Business Division
  - Power & Energy Project Division
- Media, Electronics & Network Business Unit
  - Planning & Administration Dept., Media, Electronics & Network Business Unit
  - Media Division
  - Network Division
  - Electronics Division
- Chemical Business Unit
  - Planning & Administration Dept., Chemical Business Unit
  - Business Execution Dept., Chemical Business Unit
  - Basic & Performance Chemicals Division
  - Life Science Division
- Mineral Resources & Energy Business Unit
  - Planning & Administration Dept., Mineral Resources & Energy Business Unit
  - Mineral Resources Division No.1
  - Mineral Resources Division No.2
  - Energy Division
- Consumer Goods & Service Business Unit
  - Planning & Administration Dept., Consumer Goods & Service Business Unit
  - Food Business Division
  - Lifestyle & Retail Business Division
- Materials & Real Estate Business Unit
  - Planning & Administration Dept., Materials & Real Estate Business Unit
  - Materials & Supplies Division
  - Construction & Real Estate Division
  - General Construction Development & Coordination Dept.
- Financial & Logistics Business Unit
  - Planning & Administration Dept., Financial & Logistics Business Unit
  - Financial Service Division
  - Logistics & Insurance Business Division

JAPAN		OVERSEAS	
3	Subsidiaries	39	Subsidiaries
3	Regional Business Units	3	Branches
2	Offices	49	Offices
1	Branch		

DOMESTIC AND OVERSEAS SUBSIDIARIES

[As of July 1, 2006]

Region	Name of Subsidiary	Location
Japan	Sumitomo Corporation Kyushu Co., Ltd.	Fukuoka
	Sumitomo Corporation Hokkaido Co., Ltd.	Sapporo
	Sumitomo Corporation Tohoku Co., Ltd.	Sendai
Asia	Sumitomo Corporation (China) Holding Ltd.	Beijing
	Sumitomo Corporation (Shanghai) Limited	Shanghai
	Sumitomo Corporation (Tianjin) Ltd.	Tianjin
	Sumitomo Corporation (Dalian) Ltd.	Dalian
	Sumitomo Corporation (Qingdao) Ltd.	Qingdao
	Sumitomo Corporation (Guangzhou) Ltd.	Guangzhou
	Shenzhen Sumitomo Corporation Ltd.	Shenzhen
	Sumitomo Corporation (Hong Kong) Limited	Hong Kong
	Sumitomo Corporation Taiwan Ltd.	Taipei
	Sumitomo Corporation Korea Ltd.	Seoul
	Sumitomo Corporation Thailand, Ltd./ Sumi-Thai International Limited	Bangkok
	Sumur Cahaya Sdn. Bhd.	Kuala Lumpur
	Sumitomo Corporation (Singapore) Pte. Ltd.	Singapore
	PT. Sumitomo Indonesia	Jakarta
	Sumitomo Corporation India Private Limited	New Delhi
The Middle East	Sumitomo Corporation M.E., FZ-LLC	Dubai
	Sumitomo Corporation Iran, Ltd.	Teheran
	Sumitomo Corporation Dis Ticaret A.S.	Istanbul
Europe	SUMITRADE	Moscow
	Sumitomo Corporation Europe Holding Limited	London
	Sumitomo Corporation Europe Limited	London
	Sumitomo Corporation Italia S.p.A.	Milan
	Sumitomo Corporation Hellas S.A.	Athens
	Sumitomo Corporation Espana S.A.	Madrid
	Sumitomo Deutschland GmbH	Dusseldorf
	Sumitomo France S.A.S.	Paris
	Sumitomo Benelux S.A./N.V.	Brussels
North America	Sumitomo Canada Limited	Tronto
	Sumitomo Corporation of America	New York
Central America and South America	Sumitomo Corporation International S.A.	Panama
	Sumitomo Corporation de Mexico S.A. de C.V.	Mexico City
	Sumitomo Corporation del Ecuador S.A.	Quito
	Sumitomo Corporation de Venezuela, S.A.	Caracas
	Sumitomo Corporation Colombia S.A.	Bogota
	Sumitomo Corporation del Peru S.A.	Lima
	Sumitomo Corporation Argentina S.A.	Buenos Aires
	Sumitomo Corporation (Chile) Limitada	Santiago
	Sumitomo Corporation do Brasil S.A.	Sao Paulo
Oceania	Sumitomo Australia Limited	Sydney

PRINCIPAL SUBSIDIARIES AND ASSOCIATED COMPANIES

(As of March 31, 2006)

	Common Stock	Ownership of Voting Shares (%)	Main Business
METAL PRODUCTS BUSINESS UNIT			
MonotaRO Co., Ltd. (Japan)	JPY 2,126 millions	43.47	Electric-commerce of MRO (maintenance, repair, and operations) products
Sumisho Tekko Hanbai Co., Ltd. (Japan)	JPY 310 millions	100.00	Sale of steel products
Summit Plate Management Corporation (Japan)	JPY 50 millions	100.00	Sale of plate
Hokkaido Shearing Kaisha, Ltd. (Japan)	JPY 210 millions	100.00	Fabrication and sale of steel products
Summit Steel Corporation (Japan)	JPY 20 millions	100.00	Sale of steel sheet
Tanimoto Steel Corporation (Japan)	*JPY 300 millions*	*100.00*	*Shearing, slitting, and sale of steel plates*
Sofuku-koki Co., Ltd. (Japan)	JPY 84 millions	100.00	Manufacture and sale of steel rack
Sumisho Speciality Steel Corporation (Japan)	JPY 210 millions	84.00	Stock, sale, and processing of specialty steel
Ishihara Kohtetu Co., Ltd (Japan)	JPY 96 millions	81.00	Stock, sale, and processing of tool steel
Stainless Kakou Center (Japan)	JPY 45 millions	70.00	Shearing and sale of stainless steel sheet
SC Tubulars Co., Ltd. (Japan)	JPY 50 millions	100.00	Sale of specialty tubular products
Sumisho Pipe and Steel Co., Ltd. (Japan)	JPY 499 millions	100.00	Sale of steel piping and other steel products
Mazda Steel Co., Ltd. (Japan)	JPY 60 millions	51.00	Shearing, slitting, and blanking of steel sheet
Sumisho Metalex Corporation (Japan)	JPY 1,170 millions	100.00	Sale of non-ferrous metal products, materials for home heat solution
Summit Aluminum Ltd. (Japan)	JPY 400 millions	98.63	Production of aluminum alloy ingots
Alcut Co., Ltd. (Japan)	JPY 96 millions	85.00	Shearing, slitting, and blanking of aluminum coils, sheets, and circles
Dong Guan S.Y. Metal Ltd. (China)	HKD 50,000 thousands	80.00	Shearing, slitting, and sale of steel plates
Dong Guan Nitec Metal Processing Co., Ltd. (China)	USD 5,000 thousands	100.00	Shearing, slitting, and sale of steel plates
Zhongshan Nomura Steel Products Co., Ltd. (China)	USD 8,000 thousands	100.00	Shearing, slitting, and sale of steel plates
Wuxi Meifeng Metal Products Co., Ltd. (China)	USD 4,000 thousands	100.00	Shearing, slitting, and sale of steel plates
Shanghai Summit Metal Products Co., Ltd. (China)	USD 6,975 thousands	80.00	Shearing, slitting, and sale of steel plates
Tianjin Hua Zhu Metal Products Co., Ltd. (China)	USD 8,800 thousands	56.51	Shearing, slitting, and sale of steel plates
Hangzhou Summit Metal Products Co., Ltd. (China)	USD 9,000 thousands	100.00	Shearing, slitting, and sale of steel plates
Dalian Summit Metal Products Co., Ltd. (China)	USD 6,000 thousands	100.00	Shearing, slitting, and sale of steel plates
Nanjing Summit Metal Products Co., Ltd. (China)	USD 15,000 thousands	100.00	Shearing, slitting, and blanking of steel sheet
Shanghai Hi-Tec Metal Products Co., Ltd. (China)	USD 4,800 thousands	90.00	Manufacture and sale of metal-processing products
Shanghai Nikka Metal Products Co., Ltd. (China)	USD 3,790 thousands	81.01	Stock, sale, and processing of tool steel
Foshan Summit Nikka Mould & Metal Products Co., Ltd. (China)	USD 5,000 thousands	100.00	Stock, sale, and processing of tool steel
Mason Metal Industry Co., Ltd. (Taiwan)	TWD 500,000 thousands	99.99	Shearing, slitting, and sale of steel plates
CS Metal Co., Ltd. (Thailand)	THB 450,000 thousands	48.67	Shearing, slitting, and sale of steel plates
Thai Steel Service Center Ltd. (Thailand)	THB 216,000 thousands	64.60	Shearing, slitting, and sale of steel plates
Thai Special Wire Co., Ltd. (Thailand)	THB 80,000 thousands	73.50	Manufacture and sale of PC wire and strand
CS Non-Ferrous Center Co., Ltd. (Thailand)	THB 110,000 thousands	42.00	Shearing, slitting, and sale of non-ferrous metal sheets
Asian Steel Company Ltd. (Singapore)	SGD 41,176 thousands	100.00	Shearing, slitting, and sale of steel plates
Mactan Steel Center Inc. (Philippines)	PHP 100,000 thousands	100.00	Shearing, slitting, and sale of steel plates
Calamba Steel Center Inc. (Philippines)	PHP 281,000 thousands	100.00	Shearing, slitting, and sale of steel plates
Sumiputeh Steel Centre Sdn. Bhd. (Malaysia)	MYR 12,000 thousands	48.50	Shearing, slitting, and sale of steel plates
Steel Centre Malaysia Sdn. Bhd. (Malaysia)	MYR 8,000 thousands	70.00	Shearing, slitting, and sale of steel plates
P.T. Super Steel Karawang (Indonesia)	USD 4,000 thousands	75.00	Shearing, slitting, and sale of steel plates
P.T. Super Steel Indah (Indonesia)	USD 5,619 thousands	49.95	Shearing, slitting, and sale of steel plates
P.T. Super Steel Cikarang (Indonesia)	USD 11,795 thousands	83.50	Shearing, slitting, and sale of steel plates
Petro-Summit Mechanical Co., Ltd. (Vietnam)	USD 6,373 thousands	100.00	Manufacture of steel drum
Hanoi Steel Center Co., Ltd. (Vietnam)	USD 3,000 thousands	100.00	Shearing, slitting, and sale of steel plates
Saigon Steel Service & Processing Co. (Vietnam)	USD 2,210 thousands	50.00	Shearing, slitting, and sale of steel plates
Danang Steel Center Co., Ltd. (Vietnam)	USD 2,500 thousands	100.00	Shearing, slitting, and sale of steel plates
Steel Center Europe, s.r.o. (Czech)	CZK 190,000 thousands	50.00	Shearing, slitting, and sale of steel plates
Arkansas Steel Associates LLC (U.S.)	USD 26,000 thousands	50.00	Steel mini mill (Manufacture of railroad tie plates)
Summit Stainless Steel LLC (U.S.)	USD 15,000 thousands	100.00	Sales of stainless steel products
SC Pipe Services Inc. (U.S.)	USD 3 thousands	100.00	Investment in pipe manufacturing and sales company in the U.S.
Servilamina Summit Mexicana S.A. de C.V. (Mexico)	*USD 25,000 thousands*	*100.00*	*Steel service center (processing and sale of steel sheets)*
SC Metal Pty. Ltd. (Australia)	AUD 23,208 thousands	100.00	Investment in aluminum smelting operation in Australia
Mezon Stainless Steel FZCO (UAE)	AED 1,000 thousands	80.00	Sale of stainless pipes, fittings, flanges and steel plate
TRANSPORTATION & CONSTRUCTION SYSTEMS BUSINESS UNIT			
Oshima Shipbuilding Co., Ltd. (Japan)	*JPY 5,600 millions*	*34.11*	*Shipbuilding*
Sumisho Marine Co., Ltd. (Japan)	JPY 30 millions	100.00	Daily administration of ship finance, operation/chartering of owned vessels, and marine equipment business
Sumisho Aero-Systems Corporation (Japan)	JPY 100 millions	100.00	Sale of aerospace equipment
Sumisho Auto Leasing Corporation (Japan)	JPY 2,751 millions	100.00	Leasing of motor vehicles
Sumisho Pocket Finance Corporation (Japan)	*JPY 1,000 millions*	*50.10*	*Retail finance*
SC-ABeam Automotive Consulting (Japan)	JPY 50 millions	80.00	Automotive industry focused consulting
SC Automotive Investment (Japan)	JPY 150 millions	100.00	Automotive related investment fund operation and management
KIRIU Corporation (Japan)	JPY 2,098 millions	98.56	Automotive components manufacturer (Disc rotor, Brake drum, etc)
Sumisho Rental Support Corporation (Japan)	JPY 250 millions	100.00	Rental of aerial work platforms, temporary housing house, hydraulic excavator, attachment, etc.
Sumisho Machinery Trade Corporation (Japan)	JPY 450 millions	100.00	Trading of machinery, equipment and automobiles

	Common Stock	Ownership of Voting Shares (%)	Main Business
Sumisho Aircraft Asset Management B.V. (Netherlands)	USD 16,034 thousands	100.00	Aircraft leasing
P.T. Oto Multiartha (Indonesia)	IDR 325,000,000 thousands	96.34	Financing of motor vehicles
P.T. Summit Oto Finance (Indonesia)	IDR 485,179,000 thousands	99.73	Financing of motor vehicles
Summit Auto Management (Thailand)	THB 300,000 thousands	100.00	Holding and management company of automotive dealership and finance companies
Toyota Ly Thuong Kiet (Vietnam)	VND 16,178,400 thousands	100.00	Sale of Toyota motor vehicles
Summit Investment Australia Pty Limited (Australia)	AUD 27,000 thousands	100.00	Holding and management company of automotive dealership and leasing companies
Summit Auto Lease Australia Pty Limited (Australia)	AUD 12,000 thousands	100.00	Motor vehicle leasing to corporate customers
Plaza Motors Corporation (Puerto Rico)	USD 6,110 thousands	100.00	Import and sale of Mazda motor vehicles
Toyota Canarias, S.A. (Canary Islands, Spain)	EUR 613 thousands	80.00	Import and wholesale of Toyota motor vehicles and parts
Toyota Ukraine (Ukraine)	UAH 102,337 thousands	100.00	Import, wholesale and retailsales of Toyota motor vehicles and parts
Summit Motors (Vladivostok) (Russia)	JPY 132 millions	100.00	Import and sale of Toyota motor vehicles
Summit Auto Trade Facilities (Jordan)	JOD 2,130 thousands	60.00	Financing of motor vehicles
Summit Motors Investment (U.K.) Limited (U.K.)	GBP 35,610 thousands	100.00	Holding and management company of automotive dealership
Summit Motors France S.A. (France)	EUR 22,274 thousands	100.00	Dealership of motor vehicles
SC Motors Sweden AB (Sweden)	SEK 76,000 thousands	100.00	Management company of automotive distributorship and finance company, and wholesale of parts and accessories
Summit Auto Hungary Rt. (Hungary)	HUF 882,000 thousands	100.00	Management company of automotive finance company and dealership
Summit Motors Czech Republic s.r.o. (Czech)	CZK 70,590 thousands	100.00	Management company of automotive finance company and dealership
Summit Motors Poland Sp. z.o.o. (Poland)	PLN 17,385 thousands	100.00	Dealership of Ford motor vehicles
Summit Auto Poland Sp. z.o.o. (Poland)	PLN 13,245 thousands	100.00	Dealership of Honda motor vehicles
Summit Motors Slovakia s.r.o. (Slovakia)	SKK 211,766 thousands	100.00	Import and sale of Ford motor vehicles
Summit Finance Slovakia s.r.o. (Slovakia)	SKK 58,824 thousands	100.00	Financing of motor vehicles
Summit motors Ljubljana d.o.o. (Slovenia)	SIT 1,328,405 thousands	100.00	Import and sale of Ford motor vehicles
Summit Leasing Slovenija d.o.o. (Slovenia)	SIT 352,941 thousands	100.00	Financing of motor vehicles and Dealership
Nissan Otomotiv A.S. (Turkey)	TRY 51,298 thousands	99.29	Import and sale of Nissan motor vehicles
Summit Auto Group GmbH (Germany)	EUR 300,000 thousands	100.00	Used car wholesale and financial services
Werbas AG (Germany)	EUR 3,750 thousands	100.00	Development and sale of software for automotive retailers
Komatsu Canada Limited (Canada)	CAD 49,305 thousands	100.00	Wholesale of construction machinery and management of dealers
SMS International Corporation (U.S.)	USD 22,000 thousands	100.00	Management and financial services for Komatsu construction machinery dealership
Linder Industrial Machinery Company (U.S.)	USD 25,422 thousands	100.00	Sale of Komatsu construction machinery
Continental Equipment Company (U.S.)	USD 8,000 thousands	100.00	Sale of Komatsu construction machinery
Red Australia Equipment Pty Limited (Australia)	AUD 22,112 thousands	100.00	Sale, hire and service for forklift and other material handling equipment
Tecnosumit (Tecnologia para La Construccion y Mineria S.L.) (Spain)	EUR 27,500 thousands	100.00	Holding and management company of Komatsu distributor and other business
Sumitec International, Ltd. (Russia)	RUB 178,960 thousands	100.00	Sale and aftersales service of construction, mining machinery and material handling equipment
SC Construction Machinery (Shanghai) Ltd. (China)	RMB 41,398 thousands	100.00	Sale of Komatsu construction machinery
P.T. Traktor Nusantara (Indonesia)	IDR 7,000,000 thousands	50.00	Forklift hire/rental, and sale/service for forklift, farm tractor and industrial equipment
Sumisatt International FZCO (UAE)	JPY 58 millions	100.00	Sale of construction machinery
MACHINERY & ELECTRIC BUSINESS UNIT			
Sumisho Machinery Trade Corporation (Japan)	JPY 450 millions	100.00	Trading of machinery, equipment and automobiles
Sumitomo Shoji Machinex Co., Ltd. (Japan)	JPY 450 millions	100.00	Sale of machinery and equipment
Sumitomo Shoji Machinex Kansai Co., Ltd. (Japan)	JPY 365 millions	100.00	Sale of machinery and equipment
Hokkaido District Heating Co., Ltd. (Japan)	JPY 800 millions	45.63	District heating and cooling in Sapporo
Sumisho Inax Corporation (Japan)	JPY 100 millions	97.44	Sale and maintenance of industrial washing machines
Inamoto Manufacturing Co., Ltd. (Japan)	JPY 96 millions	76.14	Manufacture and sale of industrial washing machines
SC Hiroshima Energy Corporation (Japan)	JPY 490 millions	95.00	Electricity and Steam Supply for Hiroshima ELPIDA Memory (Energy Service Provider)
Chugoku Systech Corporation (Japan)	JPY 80 millions	85.00	Sale and installation of air-conditioning equipment
MobiCom Corporation (Mongolia)	MNT 6,134,199 thousands	30.00	Integrated telecommunication service in Mongolia
Summit Power Holdings Limited (Japan)	JPY 400 millions	100.00	Planning, development and operation of electric power
Perennial Power Holdings Inc. (U.S.)	USD 34,985 thousands	100.00	Development, ownership and management of power plant in the U.S.
Mekong Energy Company Ltd. (Vietnam)	USD 103,550 thousands	28.13	Power generation and supply of electricity in Vietnam
CBK Netherlands Holdings B.V. (Netherlands)	EUR 18 thousands	50.00	Holding Company of CBK Power Company Ltd, which operates Hydraulic Power Plant in Philippines
Birecik Baraj Ve Hydroelektrik Santrali Tesis Ve Isletme A.S. (Turkey)	EUR 197,293 thousands	30.50	Hydraulic power generation and supply of electricity in Turkey
Summit Energy Holdings Corporation (Japan)	JPY 495 millions	100.00	Planning, development and operation of business in electric power and energy field
▷ Summit Energy Corporation (Japan)	JPY 50 millions	70.00	Electricity retailing business
▷ Summit Amagasaki Power Corporation (Japan)	JPY 350 millions	100.00	Gas-fired power generation and supply of electricity
▷ Summit Mihama Power Corporation (Japan)	JPY 490 millions	100.00	Gas-fired power generation, supply of electricity and thermal energy
▷ Summit Wind Power Sakata Corporation (Japan)	JPY 477 millions	100.00	Wind power generation and supply of electricity
▷ Summit Wind Power Kashima Corporation (Japan)	JPY 389 millions	100.00	Wind power generation and supply of electricity
▷ Summit Onahama S Power Corporation (Japan)	JPY 495 millions	65.00	Coal-fired power generation, supply of electricity and thermal energy
▷ Summit Myojo Power Corporation (Japan)	JPY 400 millions	65.00	Wood chip and coal fired power generation, and supply of electricity

	Common Stock	Ownership of Voting Shares (%)	Main Business
MEDIA, ELECTRONICS & NETWORK BUSINESS UNIT			
Jupiter Telecommunications Co., Ltd. (J:COM) (Japan)	JPY 114,547 millions	25.90	Cable television multiple system operation (MSO)
▷J-COM Tokyo Co., Ltd. (Japan)	JPY 17,801 millions	80.24 *1	Cable television operation
▷J-COM Shonan Co., Ltd. (Japan)	JPY 5,771 millions	79.49 *1	Cable television operation
▷Urawa Cable Television Network Co., Ltd. (Japan)	JPY 1,600 millions	80.49 *1	Cable television operation
▷Media Saitama Co., Ltd. (Japan)	JPY 2,993 millions	91.09 *1	Cable television operation
▷Tsuchiura Cable Television Co., Ltd. (Japan)	JPY 1,500 millions	70.33 *1	Cable television operation
▷J-COM Chiba Co., Ltd. (Japan)	JPY 3,395 millions	73.18 *1	Cable television operation
▷J-COM Gunma Co., Ltd. (Japan)	JPY 2,752 millions	99.95 *1	Cable television operation
▷Hokusetsu Cable Net Co., Ltd. (Japan)	JPY 2,000 millions	55.00 *1	Cable television operation
▷J-COM Kansai Co., Ltd. (Japan)	JPY 15,500 millions	84.08 *1	Cable television operation
▷Cablenet Kobe Ashiya Co., Ltd. (Japan)	JPY 2,900 millions	52.62 *1	Cable television operation
▷J-COM Kitakyushu Co., Ltd. (Japan)	JPY 4,987 millions	84.29 *1	Cable television operation
▷Cable Vision 21 Inc. (Japan)	JPY 2,766 millions	97.95 *1	Cable television operation
▷J-COM Kanto Co., Ltd. (Japan)	JPY 50,238 millions	100.00 *1	Cable television operation
▷▷J-COM Sapporo Co., Ltd. (Japan)	JPY 8,800 millions	85.85 *2	Cable television operation
▷Chofu Cable Inc. (Japan)	JPY 2,525 millions	92.09 *1	Cable television operation
▷J-COM Setamachi Co., Ltd. (Japan)	JPY 1,000 millions	100.00 *1	Cable television operation
▷Cable Television Kobe, Inc. (Japan)	JPY 3,000 millions	65.13 *1	Cable television operation
▷Sakura Cable TV Co., Ltd. (Japan)	JPY 1,589 millions	80.83 *1	Cable television operation
▷@NetHome Co., Ltd. (Japan)	JPY 7,800 millions	100.00 *1	Cable-Internet service provider
▷J:COM Technologies Co., Ltd. (Japan)	JPY 490 millions	100.00 *1	Engineering, construction and maintenance of cable network
▷Fukuoka Cable Network Co., Ltd. (Japan)	JPY 2,000 millions	45.00 *1	Cable television operation
▷Cable Net Shimonoseki Co., Ltd. (Japan)	JPY 1,000 millions	50.00 *1	Cable television operation
▷Kansai Multimedia Service Co., Ltd. (Japan)	JPY 2,000 millions	63.00 *1	Cable-Internet service provider
▷KADOKAWA J:COM MEDIA (Japan)	JPY 100 millions	50.00 *1	Free magazine service
AJCC Corporation (Japan)	JPY 400 millions	57.50	Leasing of cable television converters
Jupiter TV Co., Ltd. (JTV) (Japan)	JPY 11,434 millions	50.00	Management and operation of programming services
▷Jupiter Entertainment Co., Ltd. (Japan)	JPY 1,788 millions	100.00 *3	Supplier of movie programming and women's entertainment programming
▷Jupiter Golf Network Co., Ltd. (Japan)	JPY 1,700 millions	89.40 *3	Supplier of golf programming
▷Jupiter Shop Channel Co., Ltd. (Japan)	JPY 4,400 millions	70.00 *3	Supplier of live TV shopping programming
▷Reality TV Japan Co., Ltd. (Japan)	JPY 145 millions	50.00 *3	Supplier of reality programming
▷Discovery Japan Inc. (Japan)	JPY 2,545 millions	50.00 *3	Supplier of documentary programming
▷J SPORTS Broadcasting Corporation (Japan)	JPY 3,834 millions	33.40 *3	Supplier of sports programming
▷Animal Planet Japan K.K. (Japan)	JPY 41 millions	33.33 *3	Supplier of animal entertainment programming
▷Jupiter VOD Co., Ltd. (Japan)	JPY 1,140 millions	50.00 *3 50.00 *1	Video-on-demand service provider
Asmik Ace Entertainment Inc. (Japan)	JPY 947 millions	75.35	Production, distribution and sale of movies and videos
United Cinemas Co., Ltd. (Japan)	JPY 3,200 millions	80.00	Construction and operation of multiplex cinemas
▷Japan AMC Theatres, Inc. (Japan)	JPY 490 millions	100.00 *4	Construction and operation of multiplex cinemas
MS Communications Co., Ltd. (Japan)	JPY 1,545 millions	50.00	Sales of telephone circuits and equipment
WAM!NET Japan K.K. (Japan)	JPY 200 millions	63.51	Data transfer service for video, sound, and image sources
Sumisho Computer Systems Corporation (SCS) (Japan)	JPY 21,152 millions	56.00	System integration; data processing services; development and sale of computer software and hardware
▷VA Linux Systems Japan K.K. (Japan)	JPY 195 millions	57.07 *5	Consulting service and system development with open source like Linux
▷Billingsoft Japan Co., Ltd. (Japan)	JPY 100 millions	49.00 51.00 *5	Development and sale of CATV billing software
Nissho Electronics Corporation (Japan)	JPY 14,337 millions	20.20	Sale of office computers, systems, and software
PRESIDIO STX, LLC (U.S.)	USD 127,062 thousands	100.00	Investments in IT ventures and sale of electronics equipments and parts
G-Plan Inc. (Japan)	JPY 296 millions	64.28	Point exchange and advertising/CRM-marketing on Internet
Pleomart, Inc. (Japan)	JPY 1,100 millions	27.27	Intermediate commodities e-market place provider
Point On, Inc. (Japan)	JPY 490 millions	34.82 9.18 *6	Point exchange and advertising/CRM-marketing on Internet over mobile phone
Global Travel Online Inc. (Japan)	JPY 150 millions	100.00	Online Travel Agent
SOUKAI-DRUG Co., Ltd (Japan)	JPY 204 millions	46.04	Internet drug store
Sumitronics Corporation (Japan)	JPY 400 millions	100.00	Electronics Manufacturing Service and sale of electronics products and parts
▷Sumitronics Asia Pte. Ltd. (Singapore)	USD 8,934 thousands	100.00	Electronics Manufacturing Service and sale of electronics products and parts
▷Sumitronics Korea, Ltd. (Korea)	KRW 1,000,000 thousands	100.00	Sale of electronics products and parts
▷Sumitronics Shanghai Co., Ltd. (China)	RMB 3,459 thousands	100.00	Electronics Manufacturing Service and sale of electronics products and parts
TCL Display Technology (Huizhou) Company Limited (China)	RMB 100,000 thousands	25.00	Development, manufacture, and sales of display modules
Sumitronics Taiwan Co., Ltd. (Taiwan)	TWD 10,000 thousands	100.00	Sale of electronics materials and parts
Technoclean Philippines, Inc. (Phillippines)	PHP 125,622 thousands	100.00	Precision cleaning service for HDD parts and clean room garments, Sales of electronics materials and parts

*1 J:COM's ownership (Latest announcement) *2 J-COM Kanto's ownership (Latest announcement) *3 JTV's ownership *4 United Cinemas' ownership
*5 SCS's ownership *6 G-Plan's ownership

	Common Stock	Ownership of Voting Shares (%)	Main Business
CHEMICAL BUSINESS UNIT			
Sumitomo Shoji Chemicals Co., Ltd. (Japan)	JPY 900 millions	100.00	Sale and trade of chemicals and plastics
▷ Nippon Giken Industrial Co., Ltd. (Japan)	JPY 37 millions	94.62	Sale and trade of polyethylene bags
▷ Summit Plastics Inc. (Japan)	JPY 160 millions	90.00	Manufacturing and sale of plastic product
▷ Shenyang Sumisan Plastics Co., Ltd. (China)	USD 7,630 thousands	100.00	Manufacturing and sale of plastic product
▷ PT. Summitplast, Tbk. (Indonesia)	IDR 93,480,000 thousands	86.42	Producing of plastic components for the computer and electronic industries
Sumisho Air Water Co., Ltd. (Japan)	JPY 480 millions	20.00	Manufacturing and sales of hydrogen and other industrial gases
Summit Medi-Chem, Ltd. (Japan)	JPY 138 millions	100.00	Sale of pharmaceuticals and industrial chemicals
Summit Pharmaceuticals International Corporation (Japan)	JPY 480 millions	100.00	Pharmaceutical & diagnostic R&D related services, pharmaceutical development and fund management
Summit Agro International, Ltd. (Japan)	JPY 320 millions	100.00	Sale of agricultural chemicals, fertilizers, and other materials; sale and leasing of related equipment
Summit Minerals (Malaysia) Sdn. Bhd. (Malaysia)	MYR 6,950 thousands	70.04	Pulverization, processing, and sale of feldspar, etc.
Interacid Trading S.A. (Switzerland)	USD 11,920 thousands	85.00	International trade of sulfur and sulfuric acid
Summit Agro Europe Ltd. (U.K.)	EUR 14,083 thousands	100.00	Investment in agricultural chemicals in Europe
The Hartz Mountain Corporation (U.S.)	USD 10 thousands	96.30	Manufacturing, distribution, and sales of pet care products
Cantex Inc. (U.S.)	USD 15,000 thousands	100.00	Manufacture and sale of polyvinyl chloride pipes
New Port Bulk Terminal Sdn. Bhd. (Malaysia)	MYR 2,000 thousands	70.00	Storage, transportation, and sale of liquid chemicals
Summit Petrochemical Trading Inc. (U.S.)	USD 5,000 thousands	90.30	Sale and trade of Aromatics Products
MINERAL RESOURCES & ENERGY BUSINESS UNIT			
Nusa Tenggara Mining Corporation (Japan)	JPY 9,400 millions	74.28	Investment in and financing of the Batu Hijau copper/gold mine development project in Indonesia
Summit CRM, Ltd. (Japan)	JPY 498 millions	100.00	Domestic and international trade of carbon-related materials, refractories and materials, equipments for steel manufacturing
Petro Summit Investment Corporation (Japan)	JPY 590 millions	100.00	Exploration, development, production and sale of and investment in oil and natural gas etc.; investment in and financing business of the same kind
LNG Japan Corporation (Japan)	JPY 8,002 millions	50.00	Trading of LNG, investment and financing related to LNG business
Osakagas Summit Resources Co., Ltd. (Japan)	JPY 100 millions	30.00	Exploration, development, production and sale of and investment in oil and natural gas
Sumisho Oil Corporation (Japan)	JPY 500 millions	100.00	Sale of petroleum products and operation of gasoline stations
Sumisho LPG Holdings Co., Ltd. (Japan)	JPY 116 millions	100.00	Planning strategy of LPG business and controlling its 6 subsidiaries
▷ Sumisho LPG Wholesales Co., Ltd. (Japan)	JPY 80 millions	100.00	Wholesale of LPG to wholesalers and industrial users
▷ Sumisho Daiichi LPG Co., Ltd. (Japan)	JPY 250 millions	100.00	Sale and distribution of LPG in Hokkaido
▷ Sumisho LPG East Co., Ltd. (Japan)	JPY 50 millions	100.00	Sale and distribution of LPG in Tohoku
▷ Sumisho LPG Central Co., Ltd. (Japan)	JPY 270 millions	100.00	Sale and distribution of LPG in Kanto
▷ Sumisho LPG West Co., Ltd. (Japan)	JPY 95 millions	100.00	Sale and distribution of LPG in Kinki, Chugoku and Shikoku
▷ Sumisho LPG Kyushu Co., Ltd. (Japan)	JPY 80 millions	100.00	Sale and distribution of LPG in Kyushu
SC Mineral Resources Pty. Ltd. (Australia)	AUD 38,000 thousands	100.00	Investment in the Northparkes copper mine in Australia
SC Minerals America, Inc. (U.S.)	USD 1 thousand	100.00	Investment in the Morenci copper mine, the Pogo gold mine in the U.S. and the Candelaria & Ojos del Salado copper mines in Chile
Sumisho Coal Australia Pty. Ltd. (Australia)	AUD 332,000 thousands	100.00	Investment in coal mines in Australia
Petro Summit Investment UK Limited (U.K.)	USD 1 thousand	100.00	Exploration, development, production and sale of and investment in oil and natural gas in the U.K. North Sea
Summit Gulf Venture LLC (U.S.)	USD 40,000 thousands	100.00	Exploration, development, production and sale of and investment in natural gas and oil in the U.S. Gulf of Mexico
Petro Summit Pte. Ltd. (Singapore)	USD 3,000 thousands	100.00	International trade of crude oil and petroleum products
Kinetic Energy Pte. Ltd. (Singapore)	USD 1,741 thousands	65.00	Fuel blending for cargo and bunker sales in Singapore
Pacific Summit Energy LLC (U.S.)	USD 1,000 thousands	100.00	Sale of natural gas
CONSUMER GOODS & SERVICE BUSINESS UNIT			
Sumisho Nosan Kaisha, Ltd. (Japan)	JPY 55 millions	100.00	Sale of fertilizers and agriculture-related materials
Nittoh Bion Co., Ltd. (Japan)	JPY 1,304 millions	100.00	Manufacture and sale of fertilizer
SC Foods Co., Ltd. (Japan)	JPY 800 millions	100.00	Import, development, and sale of foodstuffs / Import and sale of beef, pork, and processed meats, including chicken
Sumifru Corporation (Japan)	JPY 200 millions	100.00	Import and sale of fruits and vegetables
ST Agri-Products Corp. (Japan)	JPY 450 millions	100.00	Import and sale of Chinese fresh and prosessed vegetables
Shinko Sugar Co., Ltd. (Japan)	JPY 1,495 millions	68.98	Sugar refining
Sumisho Wellness Co., Ltd. (Japan)	JPY 200 millions	50.00	Manufacture and sale of food supplements and cosmetic products
Chiba Kyodo Silo Co., Ltd. (Japan)	JPY 708 millions	53.67	Operation of silo facility and handling of grain, such as wheat, barley and corn
Summit Oil Mill Co., Ltd. (Japan)	JPY 97 millions	51.00	Manufacture and sale of vegetable oil and oil meal
Summit, Inc. (Japan)	JPY 3,920 millions	100.00	Supermarket chain
Summit Colmo, Inc. (Japan)	JPY 100 millions	100.00	General merchandise store chain
Mammy Mart Corporation (Japan)	JPY 2,660 millions	20.05	Supermarket chain
Sumisho Drugstores Inc. (Japan)	JPY 160 millions	100.00	Drugstore chain
Sumitex Co., Ltd. (Japan)	JPY 800 millions	100.00	Import, export and sale of textile products

	Common Stock	Ownership of Voting Shares (%)	Main Business
Otto-Sumisho Inc. (Japan)	JPY 5,150 millions	49.00	Mail-order business with OTTO GmbH & Co. KG, Germany
Eddie Bauer Japan Inc. (Japan)	JPY 3,000 millions	34.30	Sale of casual wears & goods through mail-order & retailstore chain
Montrive Corporation (Japan)	JPY 40 millions	99.00	Sole import, designing and sales of the luxury line of chenille fabrics, "FEILER"
Oriental Diamond, Inc. (Japan)	JPY 270 millions	100.00	Wholesale and retail sales of polished diamonds and jewelry products
TRESENT Co., Ltd. (Japan)	JPY 200 millions	100.00	Retail sale of bridal & fashion jewelry
Taisei Coins Corporation (Japan)	JPY 200 millions	80.00	Sale of the numismatic coins & commemorative coins covering all over the world
Sumisho Interior International Inc. (Japan)	JPY 100 millions	100.00	Space & interior designing and installation, import, export and sale of consumer goods, such as furniture and carpet for residential and contract use
Ansell Sumisho Ltd. (Japan)	JPY 100 millions	43.00	Import and sale of industrial-use gloves and related products
Sumisho Airbag Systems Co., Ltd. (Japan)	JPY 1,500 millions	64.67	Manufacture and sale of cushion for side curtain airbag
Sumifert Sdn. Bhd. (Malaysia)	MYR 500 thousands	50.00	Import and sale of fertilizers
Summit-Quinphos (NZ) Ltd. (New Zealand)	NZD 1,818 thousands	60.00	Import and sale of fertilizers in New Zealand
Sumi-Thai Fertilizer Co., Ltd. (Thailand)	THB 10,000 thousands	100.00	Import of fertilizer materials and sale of chemical fertilizers in Thailand
Summit Fertilizer (Qingdao) Co., Ltd. (China)	RMB 57,937 thousands	40.00	Manufacture and sale of chemical fertilizer in China
Summit Rural Western Australia Pty. Ltd. (Australia)	AUD 46,000 thousands	100.00	Import of fertilizer materials and sale of chemical fertilizers in Western Australia
Pressa Holdings, Inc. (U.S.)	USD 4,980 thousands	100.00	Investment in hay compressing operation in the U.S.
SC Agri Produce Pty Ltd. (Australia)	AUD 2,436 thousands	100.00	Investment in hay compressing operation in Australia
Thai SPF Products Co., Ltd. (Thailand)	THB 300,000 thousands	26.94	Farming of SPF (Specific Pathogen Free) pork in Thailand
Summit Specialty Oil Co., Inc. (U.S.)	USD 3,766 thousands	100.00	Contracting of vegetable oil crushing and refining in the U.S.
Australian Bulk Alliance Pty., Ltd. (Australia)	—	50.00	Investment in grain export terminal in Australia
Sumitex Hong Kong Limited (Hong Kong)	HKD 10,000 thousands	100.00	Sale of textile products and materials
Dalian Huayou Knitting Co., Ltd. (China)	RMB 11,000 thousands	100.00	Manufacture and sale of tussah silk sweaters

MATERIALS & REAL ESTATE BUSINESS UNIT

S.C. Cement Co., Ltd. (Japan)	JPY 200 millions	100.00	Sale of cement, ready-mixed concrete and concrete products
Sumisho & Mitsuibussan Kenzai Co., Ltd. (Japan)	JPY 2,500 millions	50.00	Sale of building materials
IG Kogyo Co., Ltd. (Japan)	JPY 254 millions	53.54	Manufacture and sale of insulated metal panels for roofing and walls
Sumisho Paper Co., Ltd. (Japan)	JPY 400 millions	100.00	Sale of pulp, wastepaper, paper, paperboard and packaging materials
SEVEN INDUSTRIES CO., LTD. (Japan)	JPY 2,473 millions	50.80	Manufacture and sale of laminated lumber and wood products
S.C. Cement (Kyushu) Co., Ltd. (Japan)	JPY 61 millions	100.00	Sales of ready-mixed concrete, concrete products, cement and aggregate
Shaheen Tyres Company L.L.C. (UAE)	AED 12,500 thousands	49.00	Import and sales of tires in the UAE
SC Tire International Co., Ltd. (Japan)	JPY 50 millions	100.00	Import, export and sales of tires and tubes
TBC CORPORATION (U.S.)	USD 0.5 thousands	100.00	Wholesale and retail sales of tires
Sumisho Building Management Co., Ltd. (Japan)	JPY 100 millions	100.00	Management and operation of office buildings and shopping centers
Yokohama City Management Co., Ltd. (Japan)	JPY 100 millions	25.50	Management, operation, and leasing of multipurpose facilities in Minato Mirai 21
Harumi Corporation (Japan)	JPY 38 millions	19.44	Management of Harumi Island Triton Square
Reibi Corporation (Japan)	JPY 30 millions	90.35	Management of buildings in Kansai region
Sumisho Urban Kaihatsu Co., Ltd. (Japan)	JPY 100 millions	100.00	Planning, development, management, and operation of shopping centers
Sumisho Tatemono Co., Ltd. (Japan)	JPY 400 millions	100.00	Sale and management of residential properties; house remodeling
Yasato Kosan Kaisha, Ltd. (Japan)	JPY 90 millions	100.00	Owning and operating of golf course; Summit Golf Club (Ibaraki Pref.)
P.T. Summitmas Property (Indonesia)	USD 12,500 thousands	40.00	Leasing of office buildings

FINANCIAL & LOGISTICS BUSINESS UNIT

Sumisho Finance Co., Ltd. (Japan)	JPY 100 millions	100.00	Financial services
SC Bio Capital Co., Ltd. (Japan)	JPY 60 millions	100.00	Investment funds
Sumisho Materials Corporation (Japan)	*JPY 200 millions*	*100.00*	*Trading of precious metals and other products*
Sumisho Global Logistics Co., Ltd. (Japan)	JPY 400 millions	100.00	Global logistics provider
Shanghai Super Express (Japan)	JPY 300 millions	40.00	Marine transportation services
Bluewell Corporation (Japan)	JPY 125 millions	100.00	Agent for casualty insurance and life insurance
Bluewell Insurance Brokers Ltd. (Japan)	JPY 10 millions	100.00	Broker for casualty insurance and re-insurance
Summit Air Service Corporation (Japan)	JPY 100 millions	100.00	Travel agency
Sumisho Capital Management Co. (Cayman)	JPY 100 millions	100.00	Investment advisory
Sumitomo Corporation Equity Asia Limited (Hong Kong)	USD 20,000 thousands	100.00	Private equity investment in Asia
Sumitomo Corporation Global Commodities Limited (U.K.)	USD 15,000 thousands	100.00	Trading and marketing of commodities
Nava Nakorn Distribution Centre Co., Ltd. (Thailand)	THB 180,000 thousands	57.32	Warehousing and distribution services
P.T. Indo Summit Logistics (Indonesia)	USD 5,480 thousands	90.44	Warehousing and distribution services
Dragon Logistics Co., Ltd. (Vietnam)	VND 57,443,563 thousands	27.00	Warehousing and distribution services
Shanghai Sumisho-ADP International Forwarding Co., Ltd. (China)	RMB 9,091 thousands	70.00	Warehousing and distribution services
Sumitrans South China Co., Ltd. (China)	HKD 8,000 thousands	100.00	Global logistics provider
Sumitrans Asia (Hong Kong) Limited. (Hong Kong)	HKD 8,000 thousands	100.00	Global logistics provider
Wuxi Sumisho Hi-tech Logistics Co., Ltd. (China)	USD 5,000 thousands	50.00	Warehousing and distribution services

	Common Stock		Ownership of Voting Shares (%)	Main Business
Shanghai Dazhong Sagawa Logistics Co., Ltd. (China)	RMB 34,928	thousands	37.50	Door-to-door delivery Services
Beijing Sumisho Sagawa Logistics Co., Ltd. (China)	RMB 29,963	thousands	35.00	Door-to-door delivery Services
Zero SCM Logistics (Beijing) Co., Ltd. (China)	RMB 20,691	thousands	20.00	Transportation of vehicles
Bluewell Insurance (Singapore) Pte. Ltd. (Singapore)	JPY 75	millions	91.00	Captive insurance company
Bluewell Reinsurance Company (Bermuda) Ltd. (U.K.)	JPY 117	millions	90.00	Captive insurance company (Rent A Captive)
Thang Long Industrial Park Corporation (Vietnam)	VND 327,620,285	thousands	58.00	Development, sales, and operation of industrial estate in Vietnam
P.T. East Jakarta Industrial Park (Indonesia)	USD 8,550	thousands	60.00	Sales, operation, and maintenance of industrial estate in Indonesia
First Philippine Industrial Park, Inc. (Philippine)	PHP 1,977,943	thousands	30.00	Development, sales, and operation of industrial estate in Philippine
Philippine Sumitrans E-Zone Services Inc. (Philippine)	PHP 21,680	thousands	76.00	Warehousing and distribution services
DOMESTIC				
Sumisho Steel Sheets Works Co., Ltd. (Japan)	JPY 462	millions	89.17	Processing and sale of steel products
Kansai Stainless Corp. (Japan)	JPY 100	millions	60.00	Processing of stainless steel sheets
Sumisho Iron & Steel Corporation (Japan)	JPY 100	millions	100.00	Sale of specialty steel products
Ishida Metal Co., Ltd. (Japan)	JPY 63	millions	84.18	Sale of stainless steel sheets
SC Pipe Solutions Co., Ltd. (Japan)	JPY 334	millions	100.00	Sale of steel tubular products
Nippon Katan Co., Ltd. (Japan)	JPY 886	millions	42.09	Manufacture and sale of hardware for transmitters
Sumisho Textile Company, Ltd. (Japan)	JPY 830	millions	100.00	Processing and sale of textile goods
Tortoise Co., Ltd. (Japan)	JPY 50	millions	100.00	Processing and sale of interior goods and home furnishing to consumers' cooperatives
Sumisho Montblanc Co., Ltd. (Japan)	JPY 80	millions	87.50	Processing and sale of work uniforms and related clothing products
Summit Wool Spinners Limited (New Zealand)	NZD 14,275	thousands	100.00	Manufacture and sale of wool yarn for carpets
Sumisho Material Chugoku Co., Ltd. (Japan)	JPY 30	millions	100.00	Sale of civil engineering and construction steel materials, and stone
Sumitomo Shoji Machinex Chubu Co., Ltd. (Japan)	JPY 350	millions	100.00	Sale of machinery and equipment
SC Machinery & Service Co., Ltd. (Japan)	JPY 90	millions	100.00	Sales of equipments for automotive industries and FA products
OVERSEAS				
AB Tube Processing, Inc. (U.S.)	USD 1,500	thousands	100.00	Tube processing for airbag inflators
Global Stainless Supply, Inc. (U.S.)	USD 200	thousands	90.91	Wholesale of stainless steel tubes
Premier Pipe, L.P. (U.S.)	USD 1	thousand	100.00	Sale of tubular products for oil and gas industry
Summit Tubulars Corporation (Canada)	CAD 282	thousands	100.00	Sale of tubular products for oil and gas industry
Unique Machine, LLC (U.S.)	USD 4,699	thousands	100.00	OCTG/Accessory threading
V & M Star LP (U.S.)	USD 380,000	thousands	19.50	Seamless tubular products mill
Noble Summit Metal Processing de Mexico, S. de R.L. de C.V. (U.S.)	MXN 78,810	thousands	49.00	Blanking and laser-welding of steel parts for automotive industry
SET Enterprises Inc (U.S.)	USD 21,200	thousands	45.00	Slitting and blanking of steel sheet for automotive industry
SteelSummit Holdings, Inc. (U.S.)	USD 14,501	thousands	100.00	Steel service center (processing and sale of steel sheets)
SteelSummit International Inc. (U.S.)	USD 8,000	thousands	100.00	Sale of steel products
Auto Summit Commercial Services, S.A. de C.V. (Mexico)	MXN 119,000	thousands	64.00	Consumer auto finance
Perennial Power Holdings, Inc. (U.S.)	USD 34,985	thousands	100.00	Development, ownership and management of power plant in the U.S.
Summit Motor Management, Inc. (U.S.)	USD 20,963	thousands	100.00	Holding and management company of automotive dealerships
Cantex Inc. (U.S.)	USD 15,000	thousands	100.00	Manufacture and sale of polyvinyl chloride pipes
Diversified CPC International, Inc. (U.S.)	USD 25,000	thousands	96.00	Mixing, refining, and sale of aerosol gases
The Hartz Mountain Corporation (U.S.)	USD 10	thousands	96.30	Manufacturing, distribution, and sales of pet care products
TBC CORPORATION (U.S.)	USD 0.5	thousands	100.00	Retail and wholesale of tires
123 Mission St., LLC (U.S.)	USD 39,939	thousands	100.00	Office building leasing
Atlantic Hills Corporation (U.S.)	USD 19,000	thousands	100.00	Residential area development
Copper Square, LLC (U.S.)	USD 22,943	thousands	100.00	Office building leasing
SCOA Residential L.L.C. (U.S.)	USD 3,407	thousands	100.00	Investment in house/apartment developments
Treadways Corporation (U.S.)	USD 21,123	thousands	100.00	Sale of tires
Pacific Summit Energy LLC (U.S.)	USD 1,000	thousands	100.00	Sale of natural gas
Service Craft, LLC (U.S.)	USD 15,722	thousands	100.00	Warehousing and distribution services
Sumitrans Corporation (U.S.)	USD 1	thousand	100.00	International intermodal transport
Broadway Premium Funding (U.S.)	USD 2,000	thousands	100.00	Insurance premium financing
SCOA Capital LLC (U.S.)	USD 1,400	thousands	100.00	Investments in buyout funds
Oxford Finance Corporation (U.S.)	USD 0.01	thousands	97.00	Equipment loan service in bio science industry
SCOA Finance Company (U.S.)	USD 3,000	thousands	100.00	Financial services
Summit D&V Kft. (Hungary)	HUF 125,000	thousands	100.00	OEM supply, sub-assembly and sequence delivery of automotive components
Summit Pharmaceuticals Europe Ltd. (U.K.)	EUR 2,399	thousands	100.00	Sale of pharmaceuticals products
Sumitrans Europe GmbH (Germany)	EUR 1,024	thousands	100.00	Forwarding, logistics business
OTHERS				
Sumisho Administration Services Co., Ltd. (Japan)	JPY 30	millions	100.00	Personnel & general affair service
Sumitomo Shoji Financial Management Co., Ltd. (Japan)	JPY 100	millions	100.00	Financial services such as cash management, trade settlement, and accounting services to Sumitomo Corporation and its subsidiaries
Sumisho Lease Co., Ltd. (Japan)	JPY 14,760	millions	36.41	Leasing
Sumitomo Corporation Capital Europe Plc (U.K.)	USD 136,382	thousands	100.00	Financial services to group companies
Sumitomo Shoji Research Institute, Inc. (Japan)	JPY 50	millions	100.00	Research and consulting for Sumitomo Corporation group companies

GLOBAL NETWORK

[As of July 1, 2006]



EUROPE AND CIS

London
Oslo
Brussels
Duesseldorf
Paris
Milan
Turin
Madrid
Barcelona
Athens
Krakow
Prague
Moscow
Khabarovsk
Vladivostok
Yuzhno-Sakhalinsk
St. Petersburg
Kiev
Almaty
Tashkent
Bishkek
Baku
Astana

AFRICA

Algiers
Casablanca
Nairobi
Luanda
Dakar
Johannesburg

MIDDLE EAST

Teheran
Kuwait
Bahrain
Doha
Abu Dhabi
Dubai
Muscat
Riyadh
Jeddah
Alkhobar
Sanaa
Baghdad
Amman
Damascus
Istanbul
Ankara
Cairo
Tripoli

OCEANIA

Sydney
Melbourne
Perth
Auckland

Overseas:	**69 countries**
Subsidiaries	39 / 71 locations
Branches	3 / 3 locations
Offices	49 / 49 locations
Total	**123 locations**

Japan:	
Headquarters	1 / 1 location
Subsidiaries	3 / 10 locations
Regional Business Units	3 / 12 locations
Offices	2 / 2 locations
Branch	1 / 1 location
Total	**26 locations**



ASIA

Beijing
Shanghai
Changchun
Dalian
Shenyang
Tianjin
Qingdao
Nanjing
Chengdu
Guangzhou
Xiamen
Shenzhen
Hong Kong
Taipei
Kaohsiung
Seoul
Ulaanbaatar
Bangkok
Singapore
Manila
Kuala Lumpur
Jakarta
Surabaya
Hanoi
Ho Chi Minh City
Danang
Phnom Penh
Vientiane
Yangon
New Delhi
Mumbai
Karachi
Lahore
Islamabad
Colombo
Dhaka
Chittagong

NORTH AMERICA

New York
Detroit
Pittsburgh
Washington, D.C.
Atlanta
Chicago
Houston
Portland
Los Angeles
Vancouver
Calgary
Toronto
Montreal

CENTRAL AMERICA AND SOUTH AMERICA

Mexico City
Monterrey
Guatemala
San Salvador
Havana
Panama
Quito
Caracas
Bogota
Lima
Buenos Aires
Santiago
Sao Paulo
Rio de Janeiro
Porto Alegre
Recife



JAPAN

Tokyo
Sapporo
Tomakomai
Muroran
Sendai
Niigata
Ibaraki
Shizuoka
Hamamatsu
Nagoya
Kyoto
Osaka
Kobe
Hiroshima
Takamatsu
Niihama
Kita-Kyushu
Fukuoka
Nagasaki
Kagoshima
Naha

FINANCIAL SECTION

REFERENCE INFORMATION

SIX-YEAR FINANCIAL SUMMARY

For the years ended March 31

1. Key Financial Indicators

	Billions of Yen						Millions of U.S. Dollars
	2006	2005	2004	2003	2002	2001	**2006**
Total assets	**6,711.9**	5,533.1	5,012.5	4,856.2	4,860.2	4,954.1	**56,880**
Shareholders' equity	**1,304.0**	934.9	730.8	618.7	658.0	627.0	**11,051**
Shareholders' equity ratio (%)	**19.4**	16.9	14.6	12.7	13.5	12.7	**19.4**
Return on Equity (%)	**14.3**	10.2	9.9	2.2	7.4	8.0	**14.3**
Return on Assets (%)	**2.6**	1.6	1.4	0.3	1.0	1.0	**2.6**
Interest-bearing liabilities (gross)	**3,152.5**	2,840.1	2,795.9	2,830.6	2,813.4	2,704.4	**26,716**
Interest-bearing liabilities (net)	**2,622.2**	2,376.0	2,377.6	2,502.8	2,528.8	2,447.7	**22,222**
Debt-Equity Ratio (gross) (times)	**2.4**	3.0	3.8	4.6	4.3	4.3	**2.4**
Debt-Equity Ratio (net) (times)	**2.0**	2.5	3.3	4.0	3.8	3.9	**2.0**
Working Capital	**1,021.8**	897.0	694.0	346.9	194.5	173.8	**8,659**

2. Consolidated Statements of Income

	Billions of Yen						Millions of U.S. Dollars
	2006	2005	2004	2003	2002	2001	**2006**
Revenues:							
Sales of tangible products	**2,079.6**	1,586.1	1,284.1	1,129.4	966.5	948.5	**17,624**
Sales of services and others	**501.8**	463.2	424.5	408.9	419.4	430.8	**4,252**
Total revenues	**2,581.4**	2,049.3	1,708.6	1,538.3	1,385.9	1,379.3	**21,876**
Cost:							
Cost of tangible products sold	**1,737.7**	1,361.8	1,097.5	948.2	817.0	807.0	**14,726**
Cost of services and others	**137.1**	124.4	109.8	93.7	81.6	83.9	**1,161**
Total cost	**1,874.8**	1,486.2	1,207.3	1,041.9	898.6	890.9	**15,887**
Gross profit	**706.6**	563.1	501.3	496.4	487.3	488.4	**5,989**
Other income (expenses):							
Selling, general and administrative expenses	**-515.8**	-437.9	-422.4	-406.3	-400.8	-390.6	**-4,371**
Settlements on copper trading litigation	**-0.1**	2.8	-7.1	0.2	4.3	12.4	**-1**
(Provision for) reversal of allowance for doubtful receivables	**-14.7**	-12.9	-8.0	-5.6	12.6	-31.9	**-125**
Loss on termination and restructuring of projects	**—**	—	—	—	—	-44.3	**—**
Impairment losses on long-lived assets	**-12.4**	-29.5	-5.2	-20.4	-4.8	-7.7	**-105**
Gain (Loss) on sale of property and equipment, net	**-0.4**	11.5	13.3	3.3	2.8	1.0	**-3**
Interest income	**19.0**	14.6	15.7	24.9	32.3	42.3	**161**
Interest expense	**-39.0**	-23.2	-22.0	-30.9	-46.0	-60.3	**-330**
Dividends	**10.4**	6.4	6.9	6.4	6.6	6.0	**88**
Gain (Loss) on marketable securities and other investments, net	**41.8**	20.0	16.3	-47.1	-8.9	72.3	**354**
Equity in earnings of associated companies, net	**51.4**	37.4	20.7	9.8	0.2	-6.4	**435**
Other, net	**1.0**	-1.0	-0.5	-2.1	-2.4	-1.2	**8**
Total other income (expenses)	**-458.8**	-411.8	-392.3	-467.8	-404.1	-408.4	**-3,889**
Income before income taxes and minority interests in earnings of subsidiaries	**247.8**	151.3	109.0	28.6	83.2	80.0	**2,100**
Income taxes	**-80.7**	-57.8	-35.7	-8.4	-30.2	-24.3	**-684**
Income before minority interests in earnings of subsidiaries	**167.1**	93.5	73.3	20.2	53.0	55.7	**1,416**
Minority interests in earnings of subsidiaries, net	**-6.9**	-8.4	-6.7	-6.3	-5.3	-5.2	**-58**
Net income	**160.2**	85.1	66.6	13.9	47.7	50.5	**1,358**
Total trading transactions*	**10,336.3**	9,898.6	9,197.9	9,229.6	9,645.4	10,080.1	**87,595**

* Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which the Companies act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under accounting principles generally accepted in the United States of America ("U.S. GAAP").

3. Consolidated Statements of Comprehensive Income (Loss)

	Billions of Yen						Millions of U.S. Dollars
	2006	2005	2004	2003	2002	2001	**2006**
Net income	**160.2**	85.1	66.6	13.9	47.7	50.5	**1,358**
Net unrealized holding gains (losses) on securities available-for-sale adjustments	**152.4**	28.5	79.5	-30.5	-34.8	-72.8	**1,291**
Foreign currency translation adjustments	**46.0**	0.7	-26.1	-13.9	27.7	28.2	**390**
Net unrealized gains (losses) on derivatives adjustments	**-8.2**	-1.0	0.4	0.1	-0.9	—	**-70**
Total comprehensive income (loss)	**350.4**	113.3	120.4	-30.4	39.7	5.9	**2,969**

4. Consolidated Balance Sheets

	Billions of Yen						Millions of U.S. Dollars
	2006	2005	2004	2003	2002	2001	**2006**
Current assets:							
Cash and cash equivalents	**522.0**	453.9	415.6	324.4	276.7	251.5	**4,424**
Time deposits	**8.3**	10.2	2.7	3.4	7.9	5.2	**71**
Marketable securities	**22.1**	23.1	2.8	7.7	5.6	14.9	**187**
Receivables-trade:							
Notes and loans	**265.0**	307.1	238.2	270.7	289.4	396.7	**2,246**
Accounts	**1,646.1**	1,355.7	1,178.0	1,095.8	1,072.5	1,174.2	**13,950**
Associated companies	**98.3**	84.9	151.2	138.3	162.4	195.1	**833**
Allowance for doubtful receivables	**-15.3**	-11.0	-8.9	-9.8	-10.7	-11.6	**-130**
Inventories	**705.2**	503.8	412.3	413.1	406.6	418.6	**5,977**
Deferred income taxes	**32.0**	39.2	37.6	29.3	24.2	23.7	**271**
Advance payments to suppliers	**50.2**	56.9	51.6	47.8	46.5	61.1	**425**
Other current assets	**310.4**	271.2	140.1	116.1	134.0	97.2	**2,630**
Total current assets	**3,644.3**	3,095.0	2,621.2	2,436.8	2,415.1	2,626.6	**30,884**
Investments and long-term receivables:							
Investments in and advances to associated companies	**469.5**	394.6	384.0	375.7	285.4	242.5	**3,978**
Other investments	**783.0**	502.7	469.0	413.6	583.3	704.0	**6,636**
Long-term receivables	**662.1**	620.8	597.5	666.1	680.3	648.2	**5,611**
Allowance for doubtful receivables	**-40.7**	-45.7	-50.0	-76.2	-83.1	-95.9	**-345**
Total investments and long-term receivables	**1,873.9**	1,472.4	1,400.5	1,379.2	1,465.9	1,498.8	**15,880**
Property and equipment, at cost	**1,263.7**	1,129.7	1,157.4	1,126.8	1,120.4	1,038.7	**10,709**
Accumulated depreciation	**-444.2**	-409.3	-388.8	-365.8	-344.0	-333.4	**-3,764**
	819.5	720.4	768.6	761.0	776.4	705.3	**6,945**
Prepaid expenses, non-current	**94.7**	94.8	98.6	110.7	77.1	52.9	**803**
Deferred income taxes, non-current	**13.5**	10.2	9.4	46.3	19.0	14.7	**114**
Other assets	**266.0**	140.3	114.2	122.2	106.7	55.8	**2,254**
Total	**6,711.9**	5,533.1	5,012.5	4,856.2	4,860.2	4,954.1	**56,880**
Current liabilities:							
Short-term debt	**539.6**	412.2	452.1	615.8	773.8	820.5	**4,573**
Current maturities of long-term debt	**428.5**	438.5	330.6	382.2	356.5	285.8	**3,632**
Payables-trade:							
Notes and acceptances	**93.3**	101.7	107.5	115.2	166.6	233.5	**790**
Accounts	**1,070.9**	879.0	771.1	728.7	673.0	824.0	**9,076**
Associated companies	**29.7**	18.3	22.8	25.6	25.4	51.1	**252**
Income taxes	**33.0**	20.2	15.9	17.1	9.8	8.7	**280**
Accrued expenses	**93.0**	60.5	61.2	47.7	37.5	45.5	**788**
Advances from customers	**90.5**	85.4	66.2	60.4	64.8	71.4	**767**
Other current liabilities	**244.0**	182.2	99.8	97.2	113.2	112.3	**2,067**
Total current liabilities	**2,622.5**	2,198.0	1,927.2	2,089.9	2,220.6	2,452.8	**22,225**
Long-term debt, less current maturities	**2,447.2**	2,213.7	2,218.5	2,046.0	1,883.6	1,772.9	**20,739**
Accrued pension and retirement benefits	**13.2**	11.8	10.9	9.1	8.5	8.1	**111**
Deferred income taxes, non-current	**230.3**	85.7	38.8	3.9	14.6	24.4	**1,952**
Minority interests	**94.7**	89.0	86.3	88.6	74.9	68.9	**802**
Commitments and contingent liabilities							
Shareholders' equity:							
Common stock	**219.3**	219.3	169.4	169.4	169.4	169.4	**1,858**
Additional paid-in capital	**279.5**	238.9	189.6	189.5	189.5	189.5	**2,368**
Retained earnings:							
Appropriated for legal reserve	**17.7**	17.7	17.7	17.7	17.7	17.2	**150**
Unappropriated	**579.2**	442.6	365.9	307.8	302.4	263.7	**4,909**
	596.9	460.3	383.6	325.5	320.1	280.9	**5,059**
Accumulated other comprehensive income (loss)	**213.8**	17.1	-11.2	-65.0	-20.7	-12.7	**1,812**
Treasury stock, at cost	**-5.5**	-0.7	-0.6	-0.7	-0.3	-0.1	**-46**
Total shareholders' equity	**1,304.0**	934.9	730.8	618.7	658.0	627.0	**11,051**
Total	**6,711.9**	5,533.1	5,012.5	4,856.2	4,860.2	4,954.1	**56,880**

Notes: 1. For the fiscal year ended March 31, 2005, the Companies reclassified Mining rights from Other assets to Property and equipment, at cost and Accumulated depreciation in a manner consistent with the accounting guidance in Emerging Issues Task Force ("EITF") Issue No. 04-02. The presentation of the prior years has been reclassified accordingly.

2. The Companies restated prior year consolidated financial statements with respect to the accounting of deferred taxes related to investments in affiliates.Consolidated statements of income and consolidated statements of comprehensive income (loss) for the year ended March 31, 2001, and consolidated balance sheets as of March 31, 2002 and 2001 are not audited.

3. The U.S. dollar amounts represent translations of Japanese yen amounts at the rate of ¥118=U.S.$1, the approximate exchange rate on March 31, 2006.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

1. INTRODUCTION

We are an integrated trading company (sogo shosha). We are engaged in a wide range of business activities on a global basis. Our business foundation consists of trust, global relations with over 100,000 business partners around the world, a global network with offices and subsidiaries worldwide, intellectual capital, and advanced functions in business development, logistic solutions, financial services, IT solutions, risk management and intelligence gathering and analysis. Through integration of these elements, we provide a diverse array of values to our customers. Based on this business foundation and these functions, we engage in general trading of a wide range of goods and commodities and in various business activities. We act as both principal and agent in these trading transactions. We also provide a range of services for a variety of industries, such as: financing for customers and suppliers; planning, coordination and operation of urban and industrial infrastructure projects; consulting in areas such as system integration and technology development; and transportation and logistics. In addition, we engage in other diverse business activities, including investing in a variety of industries ranging from biotechnology to communications; developing natural resources; manufacturing and processing products such as steel products and textiles; developing and managing real estate; and operating retail stores.

We conduct our business through nine industry-based business segments and two sets of regional operations (domestic and overseas) that correspond to the operating segments monitored by the chief operating decision makers. Our industry-based business segments are:

- Metal Products
- Transportation & Construction Systems
- Machinery & Electric
- Media, Electronics & Network
- Chemical
- Mineral Resources & Energy
- Consumer Goods & Service
- Materials & Real Estate
- Financial & Logistics

Each business segment operates with a degree of autonomy in pursuing its strategic goals, managing operations and ensuring accountability. Each business unit also has its own planning and administration department to enable prompt decision-making and facilitate efficient operation. In today's increasingly global business environment, our worldwide network of offices, subsidiaries and associated companies, and our global relationships with customers, suppliers and business partners have allowed us to conduct and expand our operations around the world. Our nine industry-based business units and domestic and overseas operations regularly collaborate with one another to leverage their combined strengths to conduct their respective businesses more effectively as well as to meet our corporate targets and goals. We have designed our infrastructure to centralize and consolidate information from all of our business units and domestic and overseas operations to facilitate proper integration and risk control.

As of March 31, 2006, we had total assets of ¥6,711.9 billion and 51,700 employees worldwide. For the fiscal year ended March 31, 2006, our consolidated net income was ¥160.2 billion.

2. OUR MEDIUM-TERM TARGETS

The following discussion of our medium-term targets contains forward-looking statements and measures that have been calculated based on a number of judgments, estimates and assumptions. Unless otherwise stated, the forward-looking statements reflect management's current assumptions and expectations of future events as of March 31, 2006. Accordingly, they are inherently susceptible to uncertainties and changes in circumstances and are not guarantees of future performance.

In recent years, we have been setting targets for, and monitoring the progress of, our businesses and operations by establishing medium-term plans. Under the AG Plan for two years starting this term, we set quantitative targets of consolidated risk-adjusted return ratio of 7.5% or over in each year and a consolidated net income of ¥230 billion over the two years of the plan; ¥110 billion in fiscal year 2005 (April 2005 to March 2006) and ¥120 billion in fiscal year 2006 (April 2006 to March 2007). In the period under review, corresponding to the first year of the plan, we achieved the targeted results, recording consolidated risk-adjusted return ratio of 15% and a consolidated net income of ¥160.2 billion. Our projected consolidated net income in fiscal year 2006 is ¥170 billion.

In addition to pursuing these quantitative targets, in order to build a foundation for sustained growth, we have adopted a set of basic policies to implement on a globally consolidated basis under the AG Plan, namely, "expansion of our earnings base through dynamic growth strategies," "implementation of human resource strategies matching our growth strategies," and "pursuit of soundness and efficiency."

3. ECONOMIC ENVIRONMENT

During the period under review, the global economy continued to grow strongly, although high energy prices contributed to increased inflationary pressures and larger imbalances in international payment balances. International commodity prices ran at high levels, notably for crude oil and nonferrous metals, reflecting lively demand.

The Japanese economy experienced a phase of marking time through the summer of 2005, due to the sluggish performance of exports and the adjustments of inventories by digital-home appliance and information-technology-related firms. After that, improvement in employment and incomes contributed to further stabilize consumer spending. High levels of corporate profits powered growing capital investment and exports recovered strongly. As a result, the economy pulled out of a long-lasting stagnant phase and continued to expand thereafter.

4. CERTAIN LINE ITEMS IN OUR CONSOLIDATED STATEMENTS OF INCOME

The following is a description of certain line items in our consolidated statements of income:

Revenues. We categorize our revenues into sales of tangible products and sales of services and others. We generate revenue from sales of tangible products:

- in connection with our wholesale, retail, manufacturing and processing operations;
- in connection with our real estate operations; and
- under long-term construction type arrangements.

We enter into transactions that include multiple element arrangements, which may include any combination of products, equipment and installation services.

We generate revenue from sale of services and others in connection with:

- customized software development services contracts and other software related services;
- direct financing and operating leases of commercial real estate, automobiles, vessels and aircrafts; and
- other service arrangements, such as arranging finance and coordinating logistics in connection with trading activities.

Gross Profit. Gross profit primarily consists of:

- gross profit on transactions for which we act as a principal; and
- fees and commissions received on transactions for which we act as an agent.

To the extent revenues are recorded on a gross basis, any expenses or commissions or other payments to third parties that are directly attributable to the sales are recorded as cost of sales. Gross profit reflects the net amount of gross revenues after cost of sales. As part of sales of services and others, we recognize revenues from fees and commissions on a net basis. As a result, sales of services and others contribute a larger portion of our gross profit than they do our revenues. For the fiscal year ended March 31, 2006, sales of services and others accounted for 19.4% of our total revenues, but the gross profit from sales of services and others accounted for 51.6% of our gross profit.

Settlements on Copper Trading Litigation. Since 1996, we have been involved in a number of legal proceedings relating to unauthorized copper trading by a former employee. Any settlement and related costs in connection with the copper trading litigation are reported as settlements on copper trading litigation.

Provision for Doubtful Receivables. Provision for doubtful receivables represents additions to the valuation allowance provided for probable losses inherent in the trade receivables and long-term loans portfolio. In cases where we are able to collect on such receivables and loans due to changes in circumstances, we subsequently record a reversal of the allowance for doubtful receivables. See "6—CRITICAL ACCOUNTING POLICIES—Collectibility of Receivables."

Impairment Losses on Long-Lived Assets. To operate our global business, we maintain a significant amount of long-lived assets. A large portion of such long-lived assets are our real estate holdings. We have recognized impairment losses with respect to our real estate assets. For a detailed discussion of our accounting policy with respect to such impairment losses, see "6—CRITICAL ACCOUNTING POLICIES—Recoverability of Long-Lived Assets."

Gain on Sale of Property and Equipment, Net. As a result of strategic and aggressive replacement of our asset portfolio, we may, at times, recognize gains and losses on sales of some of our real estate assets.

Dividends. Dividends reflect dividends declared by companies in which we hold interests other than our consolidated subsidiaries or associated companies.

Other than Temporary Impairment Losses on Securities. We maintain a significant level of investments in order to supplement our trading activities. When the fair value of an investment is deemed to have suffered an other-than-temporary decline in value, we recognize impairment losses on such investments. For a detailed discussion of our accounting policy with respect to our marketable securities and other investments, see "6—CRITICAL ACCOUNTING POLICIES—Impairment of Investments in Marketable Securities and Other Investments."

Gain on Sale of Marketable Securities and Other Investments, Net. We recognize gains on sales of our non-trading marketable securities and other investments when we elect to sell investment holdings.

Gain on Issuances of Stock by Subsidiaries and Associated Companies. If an affiliate company issue shares to a third party, we may recognize gain based on the effect of the difference in our book value per share in the investment and the price at which shares are sold to the third party.

Equity in Earnings of Associated Companies, Net. In connection with our investment strategy and the development of business opportunities, we may, from time to time, acquire or make investments in newly established or existing companies,

enter into joint ventures with other entities or form strategic business alliances with industry participants, in each case in a variety of business segments. In general, we account for the earnings or losses of such investee under the equity method when the level of the investment is between 20% and 50% of the total voting equity of the investee.

Total Trading Transactions. Total trading transactions is a voluntary disclosure and represents the gross transaction volume of trading transactions, or the nominal aggregate value of the transactions for which we act as principal or as agent. Total trading transactions is not meant to represent sales or revenues in accordance with U.S. GAAP. Total trading transactions should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities. A substantial part of total trading transactions represents transactions in which we participate without physical acquisition of goods or without significant inventory risk. We have included the information concerning total trading transactions because it is used by similar Japanese trading companies as an industry benchmark, and we believe it is a useful supplement to results of operations data as a measure of our performance compared to other similar Japanese trading companies.

5. EFFECTS OF RECENT TRANSACTIONS ON OUR CONSOLIDATED STATEMENTS OF INCOME

On April 28, 2005, we entered into a Share Exchange Agreement with Sumisho Auto Leasing Corporation ("SAL"), a majority-owned subsidiary, pursuant to which we exchanged shares of us for shares of SAL held by minority shareholders (included Sumisho Lease Co.,Ltd, an associated company). SAL became a wholly-owned subsidiary of us.

On September 18, 2005, we and Sumitomo Corporation of America ("SCOA"), our U.S. subsidiary, entered into an agreement to purchase TBC Corporation ("TBC"), one of the leading marketers of automotive replacement tires in the U.S., from its shareholders, for approximately $1.1 billion. The purchase was consummated on November 17, 2005. As of March 31, 2006, we had a 100% ownership of the voting shares of TBC, including a 60% ownership interest held directly by SCOA.

TBC is a U.S. tire wholesaler and retailer founded in 1956. TBC engages in the retail chain business and franchise outlets throughout the U.S. as well as the wholesales business. TBC is the nation's largest independent marketer of tire. We have been engaged in the tire wholesale business through SCOA and Treadways Corporation, a wholly owned subsidiary. The purpose of the acquisition is to greatly expand our tire business in the retail market, where we see substantial opportunities for growth and profitability.

The accompanying consolidated financial statements for the year ended March 31, 2006 include the operating results of TBC from the date of purchase.

6. CRITICAL ACCOUNTING POLICIES

The preparation of our consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate our estimates, which are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The results of these evaluations form the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from those estimates under different assumptions. For a summary of our significant accounting policies, including the critical accounting policies discussed below, see note 2 to our consolidated financial statements.

The following are the critical accounting policies that are important to our financial condition and results of operations and require significant management judgments and estimates:

Revenue Presentation – Gross Versus Net

Acting as an intermediary in executing transactions with third parties is a distinctive role of an integrated trading company (sogo shosha). In recognizing revenue from transactions, we must determine whether we are acting as a "principal" in the transaction, and should report revenue on a gross basis based on the sales amount of the transaction, or acting as an "agent" in the transaction, and should recognize net fees or commissions earned. The evaluation of the relevant factors in making this determination is subject to significant subjective judgments. In certain situations, others might make a different determination. Similarly, if our risks and obligations in a certain type of transaction change, the determination of whether revenue should be recognized on a net or gross basis for that type of transaction may also change. Revenues related to a substantial portion of the trading transactions in all our business segments are recognized on a net basis. The amounts of gross profit and net income are not affected by whether revenue is reported on a gross or net basis.

Factors that indicate that we are acting as a principal, and thus should recognize revenue on a gross basis include:

- we are the primary obligor in the arrangement;
- we have general inventory risk (before customer order is placed or upon customer return);
- we have physical loss inventory risk (after customer order or during shipping);
- we have latitude in establishing price;
- we change the product or perform part of the services;
- we have discretion in supplier selection;

- we are involved in the determination of product or service specifications; and
- we have credit risk.

Factors that indicate that we are acting as an agent, and thus should recognize revenue on a net basis relative to the service offered include:

- the supplier (not us) is the primary obligor in the arrangement;
- the amount we earn is fixed; and
- the supplier (not us) has credit risk.

Revenue Recognition

Most of our revenues are the result of (i) the sale of tangible products in connection with our wholesale, retail, manufacturing, and processing operations from which revenue is recognized based on the transfer of title, deliver or shipment, or the attainment of customer acceptance, or (ii) from the provision of services and the other sales, from which revenue is recognized based on the delivery of services. Revenue recognition in these situations does not involve difficult, subjective or complex judgments or estimations.

Recognition of revenue using the percentage-of-completion method for certain long-term construction-type arrangements is based on the ratio that costs incurred bear to total estimated project costs and is dependent on our ability to estimate these costs reliably. The impact of revisions of profit estimates on fixed price contracts is recognized in the period in which the revisions are made; anticipated losses on fixed price contracts are charged to earnings when losses can be estimated; and provisions are made for contingencies in the period in which they become known and losses are estimable.

Collectibility of Receivables

We engage in a variety of businesses and carry substantial notes and loans receivable, accounts receivable, receivables for associated companies, and long-term receivables. In maintaining our allowance for doubtful receivables, our estimate of probable losses requires consideration of historical loss experience, adjusted for current conditions, and judgments about the probable effects of relevant observable data, including present economic conditions such as delinquency rates, financial health of specific customers and market sectors, collateral values, and the present and expected future levels of interest rates. This estimation requires us to make assumptions and judgments about inherently uncertain matters, and we cannot predict with absolute certainty the amount of losses inherent in the portfolio.

Operating segments that hold greater amounts of long-term receivables than other segments are Transportation & Construction Systems and Machinery & Electric Business Units.

Recoverability of Long-Lived Assets

We maintain significant long-lived assets in the operation of our global business. We review long-lived assets, such as real estate and aircraft, for impairment whenever events or changes in circumstances suggest that the carrying amount of such assets may not be recoverable. Determining whether impairment has occurred typically requires various estimates and assumptions, including determining whether cash flows are directly related to the potentially impaired asset, the useful life over which cash flows will occur, their amount, and the asset's residual value, if any. In turn, measurement of an impairment loss requires a determination of fair value, which is based on the best information available. We use internal discounted cash flow estimates, quoted market prices, when available, and independent appraisals, as appropriate, to determine fair value. We derive cash flow estimates from our historical experience and our internal business plans, and apply an appropriate discount rate. Changes in strategy or in market conditions could significantly affect these determinations.

Impairment of Investments in Marketable Securities and Other Investments

We regularly review investment securities for impairment based on criteria that include the extent to which the investment's carrying value exceeds its market value, the duration of the market decline, our ability to hold to recovery, and the financial strength and specific prospects of the issuer of the security. We monitor market conditions and the performance of the investees to identify potentially impaired investments. The fair value of non-marketable securities for which impairment losses are recognized is determined based on estimated discounted future cash flows, or other appropriate valuation methods.

Tax Asset Valuation

A valuation allowance is established on deferred tax assets when, in management's judgment, it is more likely than not, that the deferred tax asset, or a portion thereof, will not be realized. In assessing the realizability of deferred tax assets, we must determine whether we will be able to generate adequate future taxable income in the tax jurisdictions that give rise to the deferred tax assets during the periods in which the underlying temporary differences become deductible or before tax net operating loss carryforwards expire. We consider all available evidence, both positive and negative, in making this assessment. Determination of the allowance is based on estimates and judgment. A change in the ability of our operations to generate future taxable income in the tax jurisdictions that give rise to the deferred tax assets could change our assessment as to the realizability of these assets.

7. RESULTS OF OPERATIONS

Fiscal Year Ended March 31, 2006 Compared to Fiscal Year Ended March 31, 2005

Total Revenues. Total revenues increased by ¥532.1 billion, or 26.0%, from ¥2,049.3 billion in the fiscal year ended March 31, 2005, to ¥2,581.4 billion in the fiscal year ended March 31, 2006. The increase was mainly due to the effects of acquisition of TBC in September 2005 and the strong performance of the coal business in Australia.

Gross Profit. Gross profit increased by ¥143.5 billion, or 25.5%, from ¥563.1 billion in the fiscal year ended March 31, 2005 to ¥706.6 billion in the fiscal year ended March 31, 2006. The increase was mainly contributed from metal businesses, automobile lease and finance business in Asia, coal business in Australia and newly consolidated subsidiaries such as TBC.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by ¥77.9 billion, or 17.8%, from ¥437.9 billion in the fiscal year ended March 31, 2005 to ¥515.8 billion in the fiscal year ended March 31, 2006. This was mainly due to an increase in personnel expenses resulting from the newly consolidated subsidiaries, and the expansion of business activities at the subsidiaries.

Settlements on Copper Trading Litigation. In the fiscal year ended March 31, 2006, we expensed ¥0.1 billion for settlements on copper trading litigation compared to a net gain of ¥2.8 billion on settlements on copper trading litigation in the fiscal year ended March 31, 2005.

Provision for Doubtful Receivables. The provision for doubtful receivables increased by ¥1.8 billion, or 14.0%, to ¥14.7 billion in the fiscal year ended March 31, 2006, compared to ¥12.9 billion in the fiscal year ended March 31, 2005. This was mainly related to receivables in an overseas business from which we withdrew and a telecommunication project in South America.

Impairment Losses on Long-Lived Assets. Impairment losses on long-lived assets decreased by ¥17.1 billion, or 58.0%, from ¥29.5 billion in the fiscal year ended March 31, 2005 to ¥12.4 billion in the fiscal year ended March 31, 2006. Impairment losses recognized for the fiscal year ended March 31, 2006 were primarily related to an intangible brand asset of a subsidiary in the United States.

Gain on Sale of Property and Equipment, Net. We recorded a loss on sale of property and equipment of ¥0.4 billion for the fiscal year ended March 31, 2006 compared to a gain on sale of property and equipment of ¥11.5 billion for the fiscal year ended March 31, 2005. We recognized a gain on the sale of an office building belonging to Sumitomo Corporation of America in the fiscal year ended March 31, 2005.

Interest Income. Interest income increased by ¥4.4 billion, or 30.1%, from ¥14.6 billion in the fiscal year ended March 31, 2005 to ¥19.0 billion in the fiscal year ended March 31, 2006. This was mainly due to higher U.S. interest rates.

Interest Expense. Interest expense increased by ¥15.8 billion, or 68.1%, from ¥23.2 billion in the fiscal year ended March 31, 2005 to ¥39.0 billion in the fiscal year ended March 31, 2006. The increase was primarily due to higher U.S. interest rates and the effect of newly consolidated subsidiaries.

Dividends. Total dividend income increased by ¥4.0 billion, or 62.5%, from ¥6.4 billion in the fiscal year ended March 31, 2005 to ¥10.4 billion in the fiscal year ended March 31, 2006. This was mainly due to the increased dividend from domestic companies.

Other than Temporary Impairment Losses on Securities. Other than temporary impairment losses on securities decreased by ¥5.2 billion, or 58.4%, from ¥8.9 billion in the fiscal year ended March 31, 2005 to ¥3.7 billion in the fiscal year ended March 31, 2006.

Gain on Sale of Marketable Securities and Other Investments, Net. Gain on sale of marketable securities and other investments increased by ¥27.7 billion, or 169.9%, from ¥16.3 billion for the fiscal year ended March 31, 2005 to ¥44.0 billion for the fiscal year ended March 31, 2006. Sale of our stake in Coach Japan Inc. contributed for the year 2006.

Gain on Issuances of Stock by Subsidiaries and Associated Companies. Gain on issuances of stock by subsidiaries and associated companies decreased by ¥11.1 billion, or 88.1%, from ¥12.6 billion for the fiscal year ended March 31, 2005 to ¥1.5 billion for the fiscal year ended March 31, 2006. Jupiter Telecommunications was listed on the Jasdaq Securities Exchange and shares were sold to the public. As a result of this offering, we recognized a gain for the fiscal year ended March 31, 2005.

Equity in Earnings of Associated Companies, Net. Equity in earnings of associated companies increased by ¥14.0 billion, or 37.4%, from ¥37.4 billion in the fiscal year ended March 31, 2005 to ¥51.4 billion in the fiscal year ended March 31, 2006. The increase was mainly due to continuous strong performances by Jupiter Telecommunications, Jupiter TV and steel pipe business in the North America. In addition, electric power projects in Asia began to contribute earnings.

Income Taxes. Income taxes increased by ¥22.9 billion, or 39.6%, from ¥57.8 billion in the fiscal year ended March 31, 2005 to ¥80.7 billion in the fiscal year ended March 31, 2006. The increase was primarily due to increase of income before income taxes and minority interests in earnings of subsidiaries.

Minority Interests in Earnings of Subsidiaries, Net. Minority interests in earnings of subsidiaries decreased by ¥1.5 billion, or 17.9%, from ¥8.4 billion in the fiscal year ended March 31, 2005 to ¥6.9 billion in the fiscal year ended March 31, 2006. The decrease was mainly attributable to our making Sumisho Auto Leasing Corporation a wholly owned subsidiary.

Net Income. As a result of the factors discussed above, net income increased by ¥75.1 billion, or 88.2%, from ¥85.1 billion in the fiscal year ended March 31, 2005 to ¥160.2 billion in the fiscal year ended March 31, 2006.

Total Trading Transactions. Total trading transactions increased ¥437.7 billion, or 4.4%, from ¥9,898.6 billion in the fiscal year ended March 31, 2005 to ¥10,336.3 billion in the fiscal year ended March 31, 2006. This was mainly due to the continuous strong performances by metal businesses and mineral resources businesses and the effect of newly consolidated subsidiaries. The increase was partially offset by review of the unprofitable businesses.

GROSS PROFIT & GROSS PROFIT RATIO (GROSS PROFIT/TOTAL TRADING TRANSACTIONS)


(Billions of Yen)
(%)
800
700
600
500
400
300
200
100
0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0
5.45
5.69
6.84
501.3
563.1
706.6
2004
2005
2006
Gross Profit (left)
Gross Profit Ratio (right)

NET INCOME & RETURN ON EQUITY


(Billions of Yen)
(%)
200
160
120
80
40
0
15.0
12.0
9.0
6.0
3.0
0
9.9
10.2
14.3
66.6
85.1
160.2
2004
2005
2006
Net Income (left)
Return on Equity (right)

8. OPERATING SEGMENT ANALYSIS

We manage and assess our business through 11 operating segments, including nine operating segments based on industries and two operating segments based on a geographical focus.

We conduct our business through nine business units based on industries. Our business units consist of: Metal Products; Transportation & Construction Systems; Machinery & Electric; Media, Electronics & Network; Chemical; Mineral Resources & Energy; Consumer Goods & Service; Materials & Real Estate; and Financial & Logistics.

In addition, we conduct our business through regional operations—domestic and overseas. Domestically, in addition to our subsidiaries and offices throughout Japan, we have three regional business units, which are distinct from the industry-based business units, that oversee activities in the Kansai, Chubu and Kyushu-Okinawa regions. Our overseas operations are conducted by our overseas subsidiaries, such as Sumitomo Corporation of America, and branch offices. These regional operations conduct trading activities in all industry sectors based on their specialized knowledge of the regions. In addition, they work together on certain projects with our industry-based business units in order to develop products and services that are more focused for any particular region. In such cases, revenue and expenses are shared by the units based on their respective roles. These regional operations constitute the "Domestic Regional Business Units and Offices" and "Overseas Subsidiaries and Branches" segments in our consolidated financial statements.

The following table sets forth our operating results by operating segments for the fiscal years ended March 31, 2006 and 2005.

Breakdown of Gross Profit by Operating Segment

For the years ended March 31, 2006 and 2005	Billions of Yen				Millions of U.S. Dollars
	2006	2005	increase/ decrease	increase/ decrease	**2006**
Metal Products	**¥ 65.4**	¥ 49.9	¥ 15.5	31.1%	**$ 554**
Transportation & Construction Systems	**127.5**	113.3	14.2	12.5	**1,081**
Machinery & Electric	**29.3**	32.2	(2.9)	(9.0)	**248**
Media, Electronics & Network	**47.2**	44.1	3.1	7.0	**400**
Chemical	**35.5**	28.5	7.0	24.6	**301**
Mineral Resources & Energy	**48.7**	35.2	13.5	38.4	**413**
Consumer Goods & Service	**98.6**	98.9	(0.3)	(0.3)	**836**
Materials & Real Estate	**56.2**	38.7	17.5	45.2	**476**
Financial & Logistics	**25.0**	17.0	8.0	47.1	**212**
Domestic Regional Business Units and Offices	**41.1**	41.2	(0.1)	(0.2)	**348**
Overseas Subsidiaries and Branches	**141.6**	78.1	63.5	81.3	**1,200**
Segment Total	**716.1**	577.1	139.0	24.1	**6,069**
Corporate and Eliminations	**(9.5)**	(14.0)	4.5	(32.1)	**(81)**
Consolidated	**¥ 706.6**	¥ 563.1	¥ 143.5	25.5%	**$ 5,988**

Breakdown of Net Income (Loss) by Operating Segment

For the years ended March 31, 2006 and 2005	Billions of Yen				Millions of U.S. Dollars
	2006	2005	increase/ decrease	increase/ decrease	**2006**
Metal Products	**¥ 18.9**	¥ 13.3	¥ 5.6	42.1%	**$ 160**
Transportation & Construction Systems	**19.8**	13.5	6.3	46.7	**168**
Machinery & Electric	**8.0**	3.8	4.2	110.5	**68**
Media, Electronics & Network	**14.9**	24.8	(9.9)	(39.9)	**126**
Chemical	**5.4**	4.7	0.7	14.9	**46**
Mineral Resources & Energy	**22.9**	14.9	8.0	53.7	**194**
Consumer Goods & Service	**14.9**	4.6	10.3	223.9	**126**
Materials & Real Estate	**12.4**	(8.4)	20.8	—	**105**
Financial & Logistics	**6.2**	2.8	3.4	121.4	**53**
Domestic Regional Business Units and Offices	**5.3**	4.7	0.6	12.8	**45**
Overseas Subsidiaries and Branches	**28.2**	22.4	5.8	25.9	**239**
Segment Total	**156.9**	101.1	55.8	55.2	**1,330**
Corporate and Eliminations	**3.3**	(16.0)	19.3	—	**28**
Consolidated	**¥ 160.2**	¥ 85.1	¥ 75.1	88.2%	**$ 1,358**

Fiscal Year Ended March 31, 2006 Compared to Fiscal Year Ended March 31, 2005

Metal Products

Gross profit increased by ¥15.5 billion, or 31.1%, from ¥49.9 billion in the fiscal year ended March 31, 2005 to ¥65.4 billion in the fiscal year ended March 31, 2006. The increase was mainly attributable to the strong performances in steel pipes, steel plates, and non-ferrous metal businesses. Net income increased by ¥5.6 billion, or 42.1%, from ¥13.3 billion in the fiscal year ended March 31, 2005 to ¥18.9 billion in the fiscal year ended March 31, 2006.

Transportation & Construction Systems

Gross profit increased by ¥14.2 billion, or 12.5%, from ¥113.3 billion in the fiscal year ended March 31, 2005 to ¥127.5 billion in the fiscal year ended March 31, 2006. The increase was mainly due to the continuing strong performance in the automobile lease and finance business in Asia and the ship business contributed strongly, reflecting good market conditions. Net income increased by ¥6.3 billion, or 46.7%, from ¥13.5 billion in the fiscal year ended March 31, 2005 to ¥19.8 billion in the fiscal year ended March 31, 2006.

Machinery & Electric

Gross profit decreased by ¥2.9 billion, or 9.0%, from ¥32.2 billion in the fiscal year ended March 31, 2005 to ¥29.3 billion in the fiscal year ended March 31, 2006. The decrease was mainly due to the decrease of plant export volume mainly to Asia. Net income increased by ¥4.2 billion, or 110.5%, from ¥3.8 billion in the fiscal year ended March 31, 2005 to ¥8.0 billion in the fiscal year ended March 31, 2006. The increase was mainly due to equity in earnings of electric power projects in Asia and Middle East.

Media, Electronics & Network

Gross profit increased by ¥3.1 billion, or 7.0%, from ¥44.1 billion in the fiscal year ended March 31, 2005 to ¥47.2 billion in the fiscal year ended March 31, 2006. The increase was mainly due to a full year of operations of United Cinemas Co., Ltd. Net income decreased by ¥9.9 billion, or 39.9%, from ¥24.8 billion in the fiscal year ended March 31, 2005 to ¥14.9 billion in the fiscal year ended March 31, 2006. The decrease was due to the gain resulting from the public offering and listing of Jupiter Telecommunications on the Jasdaq Securities Exchange that was recognized in the previous year.

Chemical

Gross profit increased by ¥7.0 billion, or 24.6%, from ¥28.5 billion in the fiscal year ended March 31, 2005 to ¥35.5 billion in the fiscal year ended March 31, 2006. The increase was mainly due to the strong performance of the PVC pipe business in the U.S. Net income increased by ¥0.7 billion, or 14.9%, from ¥4.7 billion in the fiscal year ended March 31, 2005 to ¥5.4 billion in the fiscal year ended March 31, 2006.

Mineral Resources & Energy

Gross profit increased by ¥13.5 billion, or 38.4%, from ¥35.2 billion in the fiscal year ended March 31, 2005 to ¥48.7 billion in the fiscal year ended March 31, 2006. The increase was mainly due to the strong performance in the coal business in Australia and the oil business in North Sea. Net income increased by ¥8.0 billion, or 53.7%, from ¥14.9 billion in the fiscal year ended March 31, 2005 to ¥22.9 billion in the fiscal year ended March 31, 2006.

Consumer Goods & Service

Gross profit of ¥98.6 billion in the fiscal year ended March 31, 2006 was level compared to gross profit of ¥98.9 billion in the fiscal year ended March 31, 2005. Net income increased by ¥10.3 billion, or 223.9%, from ¥4.6 billion in the fiscal year ended March 31, 2005 to ¥14.9 billion in the fiscal year ended March 31, 2006. The increase was due to the gain on sale of the investment in Coach Japan Inc.

Materials & Real Estate

Gross profit increased by ¥17.5 billion, or 45.2%, from ¥38.7 billion in the fiscal year ended March 31, 2005 to ¥56.2 billion in the fiscal year ended March 31, 2006. The increase was mainly due to the acquisition of TBC. Net income was 12.4 billion in the fiscal year ended March 31, 2006 compared to a net loss of ¥8.4 billion in the fiscal year ended March 31, 2005. The change was mainly due to the recognition of an impairment loss on real estate in the Yokohama area in the previous year.

Financial & Logistics

Gross profit increased by ¥8.0 billion, or 47.1%, from ¥17.0 billion in the fiscal year ended March 31, 2005 to ¥25.0 billion in the fiscal year ended March 31, 2006. The increase was mainly due to the recovery in the commodity business and a strong performance in sales of overseas industrial park. Net income increased by ¥3.4 billion, or 121.4%, from ¥2.8 billion in the fiscal year ended March 31, 2005 to ¥6.2 billion in the fiscal year ended March 31, 2006.

Domestic Regional Business Units and Offices

Gross profit of ¥41.1 billion in the fiscal year ended March 31, 2006 compared to gross profit of ¥41.2 billion in the fiscal year ended March 31, 2005. Net income increased by ¥0.6 billion, or 12.8% from ¥4.7 billion in the fiscal year ended March 31, 2005 to ¥5.3 billion in the fiscal year ended March 31, 2006.

Overseas Subsidiaries and Branches

Gross profit increased by ¥63.5 billion, or 81.3%, from ¥78.1 billion in the fiscal year ended March 31, 2005 to ¥141.6 billion in the fiscal year ended March 31, 2006. The increase was mainly due to the acquisition of TBC and the strong performances in metal businesses mainly of Sumitomo Corporation of America. Net income increased by ¥5.8 billion, or 25.9%, from ¥22.4 billion in the fiscal year ended March 31, 2005 to ¥28.2 billion in the fiscal year ended March 31, 2006.

9. LIQUIDITY AND CAPITAL RESOURCES

In general, we seek to fund our operations through cash flow from operations, bank debt and debt raised in the capital markets and through commercial paper issuances. Our basic policy for fund raising activities is to secure stable, medium- to long-term low-interest rate funds and liquidity for our operations. As of March 31, 2006, we had ¥3,434.1 billion of short-term and long-term debt. Our short-term debt, excluding current maturities of long-term debt was ¥539.6 billion, increased by ¥127.4 billion from the previous year. Our short-term debt consisted of ¥408.7 billion of loans, principally from banks and ¥130.9 billion of commercial paper.

As of March 31, 2006, we had long-term debt of ¥2,894.5 billion, increased by ¥221.7 billion from the previous year, including current maturities of ¥447.4 billion. As of March 31, 2006, the balance of our borrowings from banks and insurance companies was ¥2,106.5 billion, an increase of ¥117.5 billion from the previous year, and the balance of notes and bonds was ¥506.5 billion, an increase of ¥67.5 billion from the previous year.

Most of our loans from banks contain covenant provisions customary in Japan. We do not believe those provisions materially limit our operating or financial flexibility. However, some credit agreements require us to obtain prior approval for any dividend payments or other distributions to shareholders. Several of the loan agreements require maintenance of certain financial ratios and minimum levels of tangible net worth. Under some agreements, principally with government-owned financial institutions, we may be required to make early repayments of an outstanding amount, if the lender concludes that we are able to repay the outstanding amount through improved earnings or from the proceeds of an equity or debt offering, and makes such prepayment request. Certain agreements provide that the banks may require the borrower to receive bank approval prior to the payment of dividends and other appropriations of earnings. We have not been asked to make any such prepayment and currently do not anticipate any prepayment request. See "RISK FACTORS – Risks stemming from restriction on access to liquidity and capital."

In addition, as of March 31, 2006, we had several committed lines of credit available for immediate borrowing providing an aggregate of up to $1,050 million and ¥350 billion in short-term loans. To date, we have not drawn on any of these lines of credit. We believe these lines of credit do not contain any material covenants, ratings triggers or other restrictions that could potentially impair our ability to draw down funds. We also have several uncommitted lines of credit. These lines of credit consist of :

- a $1,000 million multi-borrower and multi-currency line of credit provided by a syndicate of major European and U.S. banks, under which we can obtain loans for Sumitomo Corporation or any of our subsidiaries in the United Kingdom, Netherlands and the United States;
- a $50 million U.S. dollar-denominated line of credit provided to Sumitomo Corporation of America by a major U.S. bank;
- a ¥250 billion line of credit provided by a syndicate of major Japanese banks; and
- a ¥100 billion line of credit provided by a syndicate of Japanese regional banks.

As of March 31, 2006, our long-term and short-term credit ratings are A3/P-2 from Moody's Investors Service, A/A-1 from Standard & Poor's and A+/a-1 from Rating and Investment Information, Inc. On June 5, 2006, Moody's raised our long-term credit ratings to A2 and short-term credit ratings to P-1. In order to facilitate our access to capital markets for funding, we have established several funding programs, including:

- a ¥200 billion Japanese shelf registration for primary debt offerings;
- a ¥1.0 trillion commercial paper program in Japan;
- a $1,500 million commercial paper program, established by our U.S. subsidiary, Sumitomo Corporation of America;
- a U.S.$3,000 million Euro Medium Term Note program jointly established by Sumitomo Corporation Capital Europe PLC, Sumitomo Corporation Capital Netherlands N.V., Sumitomo Corporation of America and Sumitomo Corporation Capital Asia.
- a U.S.$1,500 million Euro-denominated commercial paper program established by Sumitomo Corporation Capital Europe.

SHAREHOLDERS' EQUITY & SHAREHOLDERS' EQUITY RATIO



(Billions of Yen)
(%)
1,500
1,200
900
600
300
0
25
20
15
10
5
0
14.6
730.8
16.9
934.9
1,304.0
19.4
2004
2005
2006
Shareholders' Equity (left)
Shareholders' Equity Ratio (right)

WORKING CAPITAL & CURRENT RATIO (CURRENT ASSETS/CURRENT LIABILITIES)



(Billions of Yen)
(%)
1,200
1,000
800
600
400
200
0
180
150
120
90
60
30
0
136.0
694.0
140.8
897.0
1,021.8
139.0
2004
2005
2006
Working Capital (left)
Current Ratio (right)

We had total assets of ¥6,711.9 billion, which was an increase of ¥1,178.8 billion from March 31, 2005. This was mainly due to the increase of operating assets to expand the earning base, the depreciation of yen, and the rise in stock prices.

As of March 31, 2006, our shareholders' equity was ¥1,304.0 billion, representing an increase of ¥369.1 billion from March 31, 2005, due to the increase in retained earnings, improvement in foreign currency translation adjustments due to the deprecia-tion of yen, and the increase in unrealized holding gains on securities available-for-sale due to the strong performance in stock market. As a result, our ratio of shareholders' equity to total assets improved by 2.5 percentage points to 19.4%. Net interest-bearing liabilities was ¥2,622.2 billion, an increase of ¥246.2 billion from March 31, 2005. As a result, our net debt-to-equity ratio was 2.0 times as of March 31, 2006.

As of March 31, 2006, we had current trade receivables of ¥1,911.1 billion from third parties and ¥98.3 billion from associ-ated companies. Our current trade receivables in Japan are generally collected within six months. We make allowances for doubtful current receivables, which at March 31, 2006 were ¥15.3 billion. As of March 31, 2006, we had current trade payables of ¥1,164.2 billion to third parties and ¥29.7 billion to associated companies.

We had working capital of ¥1,021.8 billion as of March 31, 2006 compared to ¥897.0 billion as of March 31, 2005.

Liquidity and Capital Resources

	Billions of Yen			Millions of U.S. Dollars
As of March 31, 2006, 2005 and 2004	**2006**	2005	2004	**2006**
Short-term				
Loans, principally from banks	**¥ 408.7**	¥ 299.9	¥ 206.6	**$ 3,464**
Commercial paper	**130.9**	112.3	245.5	**1,109**
	539.6	412.2	452.1	**4,573**
Long-term, including current maturities of long-term debt				
Secured long-term debt				
Loans	**208.5**	249.2	102.6	**1,767**
Bonds	**10.8**	7.9	7.7	**91**
Unsecured long-term debt				
Loans	**1,898.0**	1,739.8	1,785.8	**16,085**
Bonds and notes	**495.6**	431.0	447.7	**4,200**
	2,612.9	2,427.9	2,343.8	**22,143**
Interest-bearing liabilities (gross)	**3,152.5**	2,840.1	2,795.9	**26,716**
Cash and cash equivalents & time deposits	**530.3**	464.1	418.3	**4,494**
Interest-bearing liabilities (net)	**2,622.2**	2,376.0	2,377.6	**22,222**
Total assets	**6,711.9**	5,533.1	5,012.5	**56,881**
Shareholders' equity	**1,304.0**	934.9	730.8	**11,051**
Shareholders' equity ratio (%)	**19.4**	16.9	14.6	
Debt-Equity ratio (gross) (times)	**2.4**	3.0	3.8	
Debt-Equity ratio (net) (times)	**2.0**	2.5	3.3	

INTEREST-BEARING LIABILITIES (NET) & DEBT-EQUITY RATIO (NET)



(Billions of Yen)
(Times)
3,000
2,500
2,000
1,500
1,000
500
0
6
5
4
3
2
1
0
2,377.6
2,376.0
2,622.2
3.3
2.5
2.0
2004
2005
2006
Interest-Bearing Liabilities (net) (left)
Debt-Equity Ratio (net) (right)

Financial Section

The following table sets forth our cash flow information for the fiscal years ended March 31, 2006, 2005 and 2004:

Summary Statements of Consolidated Cash Flows

	Billions of Yen			Millions of U.S. Dollars
For the years ended March 31, 2006, 2005 and 2004	**2006**	2005	2004	**2006**
Net cash (used in) provided by operating activities	**¥ (62.8)**	¥ (20.8)	¥ 61.8	**$ (532)**
Net cash (used in) provided by investing activities	**(141.4)**	(55.9)	57.9	**(1,198)**
Free cash flow	**(204.2)**	(76.7)	119.7	**(1,730)**
Net cash provided by (used in) financing activities	**262.1**	115.8	(23.6)	**2,221**
Effect of exchange rate changes on cash and cash equivalents	**8.3**	(0.8)	(4.9)	**70**
Effect of the change in the reporting period of subsidiaries and associated companies	**1.9**	—	—	**16**
Net increase in cash and cash equivalents	**¥ 68.1**	¥ 38.3	¥ 91.2	**$ 577**

Net cash used in operating activities was ¥62.8 billion for the fiscal year ended March 31, 2006 compared to ¥20.8 billion for the fiscal year ended March 31, 2005. Each business segment created cash from strong business results. On the other hand, we also used cash to increase our operating assets related to the expansion of businesses.

Net cash used in investing activities was ¥141.4 billion for the fiscal year ended March 31, 2006 compared to ¥55.9 billion for the fiscal year ended March 31, 2005. In the fiscal year ended March 31, 2006, we collected cash of ¥85.0 billion by sales and lease back of the corporate headquarters building (Harumi Triton Square Office Tower Y). At the same time, we used cash for strategic investments to expand our earnings base, such as through the TBC acquisition.

Free cash flow which is net cash used in operating activities plus net cash used in investing activities, was ¥204.2 billion cash out for the fiscal year ended March 31, 2006 compared to ¥76.7 billion for the fiscal year ended March 31, 2005.

Net cash provided by financing activities was ¥262.1 billion for the fiscal year ended March 31, 2006 compared to ¥115.8 billion for the fiscal year ended March 31, 2005. This was mainly due to the new loans in order to expand the business activities and use cash for strategic investments.

As of March 31, 2006, our contractual cash obligations for the periods indicated were as follows:

	Billions of Yen						
	Payments due by period						
	Total	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	More than 5 years
Long-term debt	**¥ 2,894.5**	¥ 447.4	¥ 444.6	¥ 335.6	¥ 284.9	¥ 371.6	**¥ 1,010.4**
Operating leases	**373.8**	40.6	39.1	33.6	31.2	28.6	**200.7**
Total	**¥ 3,268.3**	¥ 488.0	¥ 483.7	¥ 369.2	¥ 316.1	¥ 400.2	**¥ 1,211.1**

Long-term debt includes capital leases.

As of March 31, 2006, we had long-term financing commitments in the aggregate amount of ¥21.0 billion in connection with loans and investments in equity capital.

We enter into long-term purchase commitments in the normal course of our trading operations that provide for either fixed prices or basic purchase prices adjustable to market. Those commitments are in most instances matched with counterparty sales contracts. Long-term purchase contracts at fixed prices or at basic purchase prices adjustable to market amounted to ¥639.4 billion as of March 31, 2006. Scheduled deliveries are at various dates through 2012.

As of March 31, 2006, we have no material commitments for capital expenditures.

In addition to our commitments discussed above, in connection with our businesses, from time to time, we incur various contingent liabilities, such as guarantees of our customers' obligations. In addition, we are, from time to time, subject to contingent liabilities arising from litigation. These contingent liabilities are discussed in detail in "10—CONTINGENCIES" and "11—LITIGATION" described below. Although we currently do not believe that our cash needs under such contingent liabilities will be significant, if, contrary to expectations, defaults under guarantees are substantial or there is a major adverse outcome in our litigation, such contingent liabilities may create significant new cash needs for us.

Our primary future recurring cash needs will be for working capital, capital investments in new and existing business ventures and debt service. Our growth strategy contemplates the making of investments, in the form of acquisitions, equity investments and loans. We invested ¥188.5 billion in property and equipment and made ¥238.7 billion of other investments in the fiscal year ended March 31, 2006. We are currently contemplating acquisitions of companies complementary to our existing businesses and also to related business areas in all business segments.

These investments, however, are either at a preliminary evaluation stage or are subject to a number of conditions, and accordingly, may not be completed. And we believe that our

existing cash, current credit arrangements and cash flow from operations will be sufficient to meet our cash needs during the foreseeable future, although we cannot assure you that this will be the case. If our future cash flows from operations are less than we expect, we may need to incur additional debt, pursue other sources of liquidity, or modify our investment plans.

10. CONTINGENCIES

In connection with our businesses, from time to time, we incur various contingent liabilities, such as guarantees of our customers' obligations. We conduct business with counterparties around the world, and we make an effort to control the related trade receivables and guarantees in order to minimize concentrations of credit risks. We do not anticipate losses on the commitments and guarantees discussed below in excess of established allowances.

From time to time, we sell certain trade notes receivable to banks and other financial institutions on a recourse basis in the ordinary course of our business. In particular, we enter into such transactions when we believe holding a particular receivable may expose us to unnecessary risks, such as foreign currency exchange risks associated with a non-yen-denominated receivable matched with a yen-denominated payable. As of March 31, 2006, we were contingently liable to certain banks for the aggregate amount of ¥41.7 billion for discounted trade notes receivable (principally relating to export transactions maturing through 2007) sold to those banks on a recourse basis.

As of March 31, 2006, we were contingently liable for guarantees (continuing through 2031) in the aggregate amount of ¥76.9 billion, including ¥35.0 billion relating to our associated companies and ¥4.7 billion to our employees but excluding discounted trade notes receivable sold to banks on a recourse basis as discussed above. The guarantees were primarily to enhance the credit standings of our associated companies, suppliers, buyers and employees, and in respect of the residual value on operating leases.

We also provide residual value guarantees to compensate for any potential shortfall between a specified price and actual sale proceeds on fixed dates from 2012 to 2015 in the aggregate amount of ¥13.3 billion, for some owners in relation to transportation equipment subject to operating leases. If the market value of the transportation equipment is less than the guaranteed value on the fixed date, we will be required to compensate for the shortfall. The current estimated future value of such transportation equipment is higher than the guaranteed value, and consequently there was no allowance for the liabilities under these guarantees as of March 31, 2006.

11. LITIGATION

In June 1996, we announced that we had incurred significant losses resulting from unauthorized copper trading by a former employee. Following the announcement, regulatory authorities in the United States and the United Kingdom conducted investigations into our copper trading activities. Several lawsuits were also brought against us, alleging, among other things, manipulation of the price of copper. We reached settlements with the regulators in the United States and the United Kingdom, and reached settlements or otherwise resolved many of the related civil lawsuits.

We reached a settlement with the plaintiff of a class action suit in Canada in which we are involved as a defendant in December 2005 and a Canadian court approved the settlement on June 19, 2006. As for one individual lawsuit in the U.S., on February 6, 2006, the Court of Appeals for the Seventh Circuit affirmed the decision by the Wisconsin federal court, which granted the motion to dismiss the case, and this decision became final and conclusive as of May 9, 2006 as the plaintiff made no further appeals to the Supreme Court.

Settlement paid and related attorney fees incurred for the year ended March 31, 2006 were included in "Settlements on copper trading litigation" in the accompanying Consolidated Statements of Income.

We and UBS AG (headquarters: Switzerland) reached a settlement of a lawsuit filed by us against UBS AG in relation to the illicit copper trading by our former employee in the Tokyo High Court on April 7, 2006. Under the settlement, UBS AG, without any admission of wrongdoing or unlawful act, paid us the full amount of ¥10 billion ($85 million) on April 27, 2006, which will be recognized in the year ending March 31, 2007.

All litigation resulting from the unauthorized copper trading in which we were involved as a party other than the litigation mentioned above had been resolved by settlement or otherwise by March 31, 2005.

12. NEW ACCOUNTING PRONOUNCEMENTS

In December, 2004, FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29." SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchange of similar productive assets in paragraph 21 (b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for fiscal years beginning after June 15, 2005 and the Companies do not expect the adoption of SFAS No. 153 will have a material impact on the Companies' consolidated financial statements.

In March, 2005, the EITF issued EITF Issue No. 04-6 "Accounting for Stripping Costs Incurred during Production in the Mining Industry." EITF 04-6 provides guidance as to stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. EITF 04-6 is effective for the first reporting period in fiscal years beginning after December 15, 2005. The Companies are evaluating the effect of impact on the Companies' consolidated financial statements.

In March, 2005, the FASB issued FIN No.47 "Accounting for Conditional Asset Retirement Obligations" which requires conditional asset retirement obligations to be recognized if a legal obligation exists to perform asset retirement activities and a reasonable estimate of the fair value of the obligation exists can be made. FIN 47 also provides guidance as to when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective for fiscal years ending after December 15, 2005. The Companies adopted FIN 47 and there was no material impact on the Companies' consolidated financial statements.

In September, 2005, the EITF issued EITF Issue No. 04-13 "Accounting for Purchases and Sales of Inventory with the Same Counterparty." EITF 04-13 provides guidance as to when purchases and sales of inventory with the same counterparty should be accounted for as a single exchange transaction. EITF 04-13 also provides guidance as to when a nonmonetary exchange of inventory should be accounted for at fair value. EITF 04-13 will be applied to new arrangements entered into, and modifications or renewals of existing arrangements, beginning in the first interim or annual reporting period beginning after March 15, 2006. The application of EITF 04-13 is not expected to have a significant impact on the Companies' consolidated financial statements.

In November, 2005, the FASB issued FSP 115-1 and 124-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments", which addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of the impairment loss. It also requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 and 124-1 is effective for reporting periods beginning after December 15, 2005. The adoption of this FSP is not expected to have a material effect on the Companies' consolidated financial statements.

13. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

In the normal course of business, we are exposed to risks arising from fluctuations in interest and currency exchange rates, commodity prices and equity prices. In order to manage these risks, we use financial and commodity derivative instruments including: foreign exchange forwards, currency swaps and options; interest rate swaps, futures and options; and commodity futures, forwards, swaps, and options. To a lesser degree, we also use derivative commodity instruments for trading purposes within prescribed position limits and loss limits imposed under the risk management structure described below.

Interest Rate Risk

Our business activities expose us to market risks arising from changes in interest rates, which we monitor and take measures to minimize through our Financial Resources Management Group. In particular, interest rate fluctuations will impact our borrowing costs because a significant amount of our outstanding debt instruments are floating rate instruments and because we have short-term borrowings that we refinance from time to time. However, the impact on our borrowing costs will be partially offset by increased returns on some of our assets which will also be impacted by interest rate fluctuations. In addition, we are engaged in financing activities, such as automobile financing, which could be affected by interest rate fluctuations. To manage this risk, we enter into interest rate swap agreements, future contracts and option contracts which serve to modify and match the interest rate characteristics of our assets and liabilities.

Foreign Currency Exchange Rate Risk

The nature of our global operations expose us to market risks caused by fluctuations in foreign currency exchange rates related to imports, exports and financing in currencies other than the local currency. Each business department manages its foreign currency exchange rate risk by entering into internal foreign exchange forward contracts with our Financial Resources Management Group. Through those internal transactions and otherwise, the Financial Resources Management Group monitors the company-wide market risks arising from the changes in foreign exchange rates associated with underlying transactions denominated in foreign currencies. The Financial Resources Management Group enters into foreign exchange forward contracts, currency swap agreements and currency option contracts with third parties for hedging purposes.

Commodity Price Risk

As major participants in global commodity markets, we trade in physical precious and base metals, energy products (crude oil and refined oil products) and agricultural products (wheat, coffee, sugar and others), and utilize a variety of derivatives related to these commodities. Derivatives on those commodities are often used to hedge price movements in the underlying physical transactions. To a lesser degree, we use such instruments for trading purposes within well-defined position limits and loss limits. In addition, we are engaged in mining and oil and gas production operations, which are subject to fluctuations in commodity prices.

Equity Price Risk

We are exposed to equity price risk inherent in stock we hold in financial institutions and our customers and suppliers for strategic purposes and in the other investments held by us. We do not take continuous hedging measures against the market exposures on those securities.

The cost, fair value and unrealized holding net gains on our marketable equity securities as of March 31, 2006 and 2005 were as follows:

The cost, fair value and net unrealized gains on marketable equity securities

	Billions of Yen		Millions of U.S. Dollars
As of March 31,2006 and 2005	**2006**	2005	**2006**
Cost	**¥ 170.9**	¥ 151.3	**$ 1,448**
Fair value	**617.0**	337.4	**5,229**
Net unrealized gains	**446.1**	186.1	**3,781**

Risk Management Structure

Any business department wishing to enter into a derivative transaction or any other type of transaction exposing us to market risk must obtain approval from the President or General Manager, depending on the magnitude of the transaction, before it enters into the transaction. The President or General Manager, as the case may be, reviews requests with the assistance of staff members who have expertise in derivative contracts. The request must identify the counterparty, the applicable market and credit risks and state the objectives of the transaction, the trading limit, and the loss limit amount.

The Financial Resources Management Group provides the following with respect to the execution and monitoring of transactions:

- back office support services for financial and derivative commodity transactions, such as opening accounts, confirming the execution of contracts, processing settlement and delivery of funds, and maintaining accounting records for the transactions;
- confirmation of balances of each transaction position; and
- monitoring of the status of positions and analyzing and calculating the risks of related transactions on a company-wide basis, and issuing periodic reports to our senior management, including semi-annual reports to our board of directors.

Our subsidiaries are required to comply with the risk management structure described above when they execute commodity market transactions.

VaR (Value-at-Risk)

VaR is a statistical measure of the potential maximum loss in the fair value of a portfolio that may result from adverse market movements in underlying risk factors, which is calculated over a defined period and within a certain confidence level. We use the VaR method to measure the market risk for certain market-sensitive commodity transactions and certain financial transactions. The following table sets forth the year-end, high, low, and average VaR figures (which are generally calculated on a three-day holding period) as of the end of each month in the fiscal year ended March 31, 2006:

VaR

	Billions of Yen			
For the years ended March 31, 2006	At year-end	High	Low	Average
	6.7	8.6	5.1	6.6

We estimated VaR during the defined periods using the Monte Carlo simulation method with a confidence level of 99%. As VaR incorporates historical data regarding changes in market risk factors, our actual results may differ materially from the calculations above.

We periodically conduct backtesting in which estimated quantitative risks are compared with actual gains or losses to verify the accuracy of our VaR measurement model. The actual value of gains or losses never exceeded VaR in our backtesting during the twelve months ended December 31, 2005, which was the most recent period for which backtesting was conducted. Based on our backtesting, we believe our VaR model provided reasonably accurate measurements.

Financial Section

CONSOLIDATED BALANCE SHEETS

Sumitomo Corporation and Subsidiaries
As of March 31, 2006 and 2005

	Millions of Yen		Millions of U.S. Dollars
ASSETS	**2006**	2005	**2006**
Current assets:			
Cash and cash equivalents	**¥ 522,000**	¥ 453,891	**$ 4,424**
Time deposits	**8,331**	10,246	**71**
Marketable securities (Notes 5 and 11)	**22,087**	23,154	**187**
Receivables—trade (Notes 6, 11 and 21):			
Notes and loans	**265,022**	307,133	**2,246**
Accounts	**1,646,126**	1,355,706	**13,950**
Associated companies	**98,278**	84,884	**833**
Allowance for doubtful receivables	**(15,335)**	(11,005)	**(130)**
Inventories (Note 7)	**705,257**	503,767	**5,977**
Deferred income taxes (Note 12)	**31,998**	39,161	**271**
Advance payments to suppliers	**50,165**	56,878	**425**
Other current assets (Notes 9 and 13)	**310,411**	271,218	**2,630**
Total current assets	**3,644,340**	3,095,033	**30,884**
Investments and long-term receivables (Notes 6, 11 and 21)**:**			
Investments in and advances to associated companies (Note 8)	**469,482**	394,618	**3,978**
Other investments (Note 5)	**783,015**	502,658	**6,636**
Long-term receivables	**662,075**	620,835	**5,611**
Allowance for doubtful receivables	**(40,703)**	(45,672)	**(345)**
Total investments and long-term receivables	**1,873,869**	1,472,439	**15,880**
Property and equipment, at cost (Notes 9, 11 and 21)	**1,263,682**	1,129,655	**10,709**
Accumulated depreciation	**(444,179)**	(409,263)	**(3,764)**
	819,503	720,392	**6,945**
Prepaid expenses, non-current (Note 13)	**94,710**	94,838	**803**
Deferred income taxes, non-current (Note 12)	**13,511**	10,149	**114**
Goodwill and other intangible assets (Notes 3, 10 and 21)	**259,264**	113,567	**2,197**
Other assets	**6,697**	26,709	**57**
Total (Note 19)	**¥ 6,711,894**	¥ 5,533,127	**$ 56,880**

The accompanying notes to consolidated financial statements are an integral part of these statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of Yen 2006	Millions of Yen 2005	Millions of U.S. Dollars 2006
Current liabilities:			
Short-term debt (Note 11)	**¥ 539,567**	¥ 412,217	**$ 4,573**
Current maturities of long-term debt (Note 11)	**428,545**	438,534	**3,632**
Payables—trade (Note 21):			
Notes and acceptances	**93,278**	101,735	**790**
Accounts	**1,070,921**	878,952	**9,076**
Associated companies	**29,713**	18,266	**252**
Income taxes (Note 12)	**33,060**	20,226	**280**
Accrued expenses	**92,975**	60,539	**788**
Advances from customers	**90,483**	85,392	**767**
Other current liabilities (Notes 11, 12 and 22)	**243,972**	182,197	**2,067**
Total current liabilities	**2,622,514**	2,198,058	**22,225**
Long-term debt, less current maturities (Notes 11 and 21)	**2,447,170**	2,213,651	**20,739**
Accrued pension and retirement benefits (Note 13)	**13,180**	11,782	**111**
Deferred income taxes, non-current (Note 12)	**230,364**	85,708	**1,952**
Minority interests	**94,691**	89,037	**802**
Commitments and contingent liabilities (Note 22)			
Shareholders' equity (Notes 14 and 18):			
Common stock — authorized 2,000,000,000 shares; issued 1,250,602,867 and 1,204,608,547 shares in 2006 and 2005, respectively	**219,279**	219,279	**1,858**
Additional paid-in capital	**279,470**	238,859	**2,368**
Retained earnings:			
Appropriated for legal reserve	**17,696**	17,686	**150**
Unappropriated	**579,217**	442,630	**4,909**
	596,913	460,316	**5,059**
Accumulated other comprehensive income (Note 15)	**213,767**	17,083	**1,812**
Treasury stock, at cost: 6,212,224 and 797,043 shares in 2006 and 2005, respectively	**(5,454)**	(646)	**(46)**
Total shareholders' equity	**1,303,975**	934,891	**11,051**
Total	**¥ 6,711,894**	¥ 5,533,127	**$ 56,880**

CONSOLIDATED STATEMENTS OF INCOME

Sumitomo Corporation and Subsidiaries
For the years ended March 31, 2006, 2005 and 2004

	Millions of Yen			Millions of U.S. Dollars
	2006	2005	2004	**2006**
Revenues (Note 19):				
Sales of tangible products	**¥ 2,079,576**	¥ 1,586,057	¥ 1,284,117	**$ 17,624**
Sales of services and others	**501,835**	463,242	424,479	**4,252**
Total revenues	**2,581,411**	2,049,299	1,708,596	**21,876**
Cost (Notes 9 and 20):				
Cost of tangible products sold	**1,737,706**	1,361,767	1,097,503	**14,726**
Cost of services and others	**137,058**	124,402	109,761	**1,161**
Total cost	**1,874,764**	1,486,169	1,207,264	**15,887**
Gross profit (Note 19)	**706,647**	563,130	501,332	**5,989**
Other income (expenses):				
Selling, general and administrative expenses (Notes 9, 10 and 13)	**(515,807)**	(437,849)	(422,363)	**(4,371)**
Settlements on copper trading litigation (Note 22)	**(109)**	2,815	(7,139)	**(1)**
Provision for doubtful receivables (Note 6)	**(14,707)**	(12,896)	(8,019)	**(125)**
Impairment losses on long-lived assets (Notes 9 and 10)	**(12,423)**	(29,548)	(5,178)	**(105)**
Gain (loss) on sale of property and equipment, net (Note 9)	**(362)**	11,468	13,320	**(3)**
Interest income	**18,998**	14,562	15,684	**161**
Interest expense	**(38,951)**	(23,207)	(22,058)	**(330)**
Dividends	**10,423**	6,386	6,934	**88**
Other than temporary impairment losses on securities	**(3,723)**	(8,927)	(23,237)	**(32)**
Gain on sale of marketable securities and other investments, net (Note 5)	**43,966**	16,339	39,557	**373**
Gain on issuances of stock by subsidiaries and associated companies (Note 8)	**1,534**	12,603	—	**13**
Equity in earnings of associated companies, net (Notes 8 and 12)	**51,374**	37,387	20,693	**435**
Other, net	**947**	(914)	(491)	**8**
Total other income (expenses)	**(458,840)**	(411,781)	(392,297)	**(3,889)**
Income before income taxes and minority interests in earnings of subsidiaries (Note 12)	**247,807**	151,349	109,035	**2,100**
Income taxes (Note 12)	**80,737**	57,849	35,697	**684**
Income before minority interests in earnings of subsidiaries	**167,070**	93,500	73,338	**1,416**
Minority interests in earnings of subsidiaries, net	**(6,833)**	(8,427)	(6,717)	**(58)**
Net income (Note 19)	**¥ 160,237**	¥ 85,073	¥ 66,621	**$ 1,358**
Total trading transactions* (Note 19)	**¥10,336,265**	¥ 9,898,598	¥ 9,197,882	**$ 87,595**
	Yen			U.S. Dollars
Net income per share of common stock (Note 18):				
Basic	**¥ 130.18**	¥ 72.83	¥ 62.66	**$ 1.10**
Diluted	**130.17**	72.82	61.31	**1.10**

* Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which the Companies act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under accounting principles generally accepted in the United States of America ("U.S. GAAP").

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

Sumitomo Corporation and Subsidiaries
For the years ended March 31, 2006, 2005 and 2004

	Millions of Yen			Millions of U.S. Dollars
	2006	2005	2004	**2006**
Common stock:				
Balance, beginning of year	**¥ 219,279**	¥ 169,439	¥ 169,439	**$ 1,858**
Issuance of common stock	**—**	49,840	—	**—**
Balance, end of year	**¥ 219,279**	¥ 219,279	¥ 169,439	**$ 1,858**
Additional paid-in capital:				
Balance, beginning of year	**¥ 238,859**	¥ 189,621	¥ 189,548	**$ 2,024**
Increase due to Share Exchange Agreement (Note 3)	**39,896**	—	—	**338**
Increase due to grant of stock options	**742**	—	—	**6**
Issuance of common stock	**—**	49,199	—	**—**
Gain (loss) on sale of treasury stock	**(27)**	39	73	**(0)**
Balance, end of year	**¥ 279,470**	¥ 238,859	¥ 189,621	**$ 2,368**
Retained earnings:				
Balance, beginning of year	**¥ 460,316**	¥ 383,580	¥ 325,467	**$ 3,901**
Net income	**160,237**	85,073	66,621	**1,358**
Cash dividends	**(22,140)**	(9,070)	(8,508)	**(188)**
Effect of the change in the reporting period of subsidiaries and associated companies	**(1,500)**	733	—	**(12)**
Balance, end of year	**¥ 596,913**	¥ 460,316	¥ 383,580	**$ 5,059**
Accumulated other comprehensive income (loss) (Note 15)**:**				
Balance, beginning of year	**¥ 17,083**	¥ (11,237)	¥ (64,993)	**$ 145**
Other comprehensive income, net of tax	**190,138**	28,274	53,756	**1,611**
Effect of the change in the reporting period of subsidiaries and associated companies	**6,546**	46	—	**56**
Balance, end of year	**¥ 213,767**	¥ 17,083	¥ (11,237)	**$ 1,812**
Treasury stock:				
Balance, beginning of year	**¥ (646)**	¥ (555)	¥ (749)	**$ (5)**
Increase due to Share Exchange Agreement (Note 3)	**(4,625)**	—	—	**(39)**
Disposition (purchase) of treasury stock, net	**(183)**	(91)	194	**(2)**
Balance, end of year	**¥ (5,454)**	¥ (646)	¥ (555)	**$ (46)**
Total	**¥ 1,303,975**	¥ 934,891	¥ 730,848	**$ 11,051**
Comprehensive income:				
Net income	**¥ 160,237**	¥ 85,073	¥ 66,621	**$ 1,358**
Other comprehensive income, net of tax (Note 15)	**190,138**	28,274	53,756	**1,611**
Comprehensive income	**¥ 350,375**	¥ 113,347	¥ 120,377	**$ 2,969**

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Sumitomo Corporation and Subsidiaries
For the years ended March 31, 2006, 2005 and 2004

	Millions of Yen			Millions of U.S. Dollars
	2006	2005	2004	**2006**
Operating activities:				
Net income	**¥ 160,237**	¥ 85,073	¥ 66,621	**$ 1,358**
Adjustments to reconcile net income to net cash (used in) provided by operating activities:				
Depreciation and amortization	**94,239**	77,967	81,177	**799**
Provision for doubtful receivables	**14,707**	12,896	8,019	**125**
Impairment losses on long-lived assets	**12,423**	29,548	5,178	**105**
(Gain) loss on sale of property and equipment, net	**362**	(11,468)	(13,320)	**3**
Other than temporary impairment losses on securities	**3,723**	8,927	23,237	**32**
Gain on sale of marketable securities and other investments, net	**(43,966)**	(16,339)	(39,557)	**(373)**
Gain on issuances of stock by subsidiaries and associated companies	**(1,534)**	(12,603)	—	**(13)**
Equity in earnings of associated companies, less dividends received	**(32,114)**	(33,238)	(17,395)	**(272)**
Changes in operating assets and liabilities, excluding effect of acquisitions and divestitures:				
Increase in receivables	**(267,595)**	(245,975)	(108,271)	**(2,268)**
Increase in inventories	**(96,570)**	(90,807)	(3,449)	**(818)**
Increase in payables	**146,392**	139,720	62,027	**1,241**
(Increase) decrease in prepaid expenses	**(18,360)**	28,883	(6,258)	**(156)**
Other, net	**(34,696)**	6,585	3,745	**(294)**
Net cash (used in) provided by operating activities	**(62,752)**	(20,831)	61,754	**(531)**
Investing activities:				
Expenditures for property and equipment	**(188,505)**	(122,062)	(148,212)	**(1,598)**
Proceeds from sale of property and equipment	**163,500**	60,768	79,938	**1,386**
Acquisition of available-for-sale securities	**(63,542)**	(20,183)	(28,700)	**(538)**
Proceeds from sale of available-for-sale securities	**58,381**	30,268	122,959	**495**
Proceeds from maturities of available-for-sale securities	**1,093**	834	4,298	**9**
Acquisition of held-to-maturity securities	**(14,014)**	(1,932)	(2,435)	**(119)**
Proceeds from maturities of held-to-maturity securities	**3,350**	3,632	13,064	**28**
Acquisition of other investments	**(238,692)**	(148,182)	(55,376)	**(2,023)**
Proceeds from sale of other investments	**91,149**	63,958	22,959	**772**
Increase in loans receivable	**(338,038)**	(135,603)	(74,804)	**(2,865)**
Collection of loans receivable	**382,620**	220,017	123,724	**3,243**
Net decrease (increase) in time deposits	**1,270**	(7,348)	514	**11**
Net cash (used in) provided by investing activities	**(141,428)**	(55,833)	57,929	**(1,199)**
Financing activities:				
Net increase (decrease) in short-term debt	**115,389**	(56,911)	(175,757)	**978**
Proceeds from issuance of long-term debt	**728,289**	267,816	466,572	**6,172**
Repayment of long-term debt	**(551,063)**	(193,647)	(305,663)	**(4,670)**
Proceeds from issuance of common stock	**—**	98,625	—	**—**
Cash dividends paid	**(22,140)**	(9,070)	(8,508)	**(188)**
Capital contribution from minority interests	**2,233**	862	549	**19**
Proceeds (repayment) from securities lending activities	**(10,349)**	10,349	—	**(88)**
Acquisition of treasury stock, net	**(214)**	(2,199)	(775)	**(2)**
Net cash provided by (used in) financing activities	**262,145**	115,825	(23,582)	**2,221**
Effect of exchange rate changes on cash and cash equivalents	**8,284**	(844)	(4,885)	**70**
Effect of the change in the reporting period of subsidiaries and associated companies	**1,860**	—	—	**16**
Net increase in cash and cash equivalents	**68,109**	38,317	91,216	**577**
Cash and cash equivalents, beginning of year	**453,891**	415,574	324,358	**3,847**
Cash and cash equivalents, end of year	**¥ 522,000**	¥ 453,891	¥ 415,574	**$ 4,424**

The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Sumitomo Corporation and Subsidiaries
For the years ended March 31, 2006, 2005 and 2004

1. DESCRIPTION OF BUSINESS

Sumitomo Corporation (the "Company") is an integrated trading company (sogo shosha). The Company and its subsidiaries (together, the "Companies") are engaged in a wide range of business activities on a global basis. The Companies' business foundation consists of trust, global relations with over 100,000 business partners around the world, a global network with offices and subsidiaries worldwide, intellectual capital, and advanced functions in business development, logistic solutions, financial services, IT solutions, risk management and intelligence gathering and analysis. Through integration of these elements, the Companies provide a diverse array of values to our customers. Based on this business foundation and these functions, the Companies engage in general trading of a wide range of goods and commodities and in various business activities. The Companies act as both principal and agent in these trading transactions. The Companies also provide a range of services for a variety of industries, such as: financing for customers and suppliers; planning, coordination and operation of urban and industrial infrastructure projects; consulting in areas such as system integration and technology development; and transportation and logistics. In addition, the Companies engage in other diverse business activities, including investing in a variety of industries ranging from biotechnology to communications; developing natural resources; manufacturing and processing products such as steel products and textiles; developing and managing real estate; and operating retail stores.

The Companies conduct business through nine industry-based business segments and two sets of regional operations (domestic and overseas) that correspond to the operating segments monitored by the chief operating decision makers (see Note 19). The Companies' industry-based business segments are:

- Metal Products
- Transportation & Construction Systems
- Machinery & Electric
- Media, Electronics & Network
- Chemical
- Mineral Resources & Energy
- Consumer Goods & Service
- Materials & Real Estate
- Financial & Logistics

Each business segment operates with a degree of autonomy in pursuing strategic goals, managing operations and ensuring accountability.

"Trading" as used in the following descriptions of the Companies' industry-based business segments represents sales transactions where the business segment acts as a principal or an agent. See revenue recognition discussed in Note 2 (o).

Metal Products— The Metal Products Business Unit segment engages in global trading involving ferrous and non-ferrous metal products and investment in processing and manufacturing. In steel sheets and tubular products business, we are offering supply chain management (SCM) services in response to the customer's precise needs. This segment is comprised of three Iron Steel Divisions, the Tubular Products Division, the Metal Products for Automotive Industries Division and the Non-Ferrous Products & Metals Division.

Transportation & Construction Systems— The Transportation & Construction Systems Business Unit segment engages in global transactions involving ships, aircraft, transportation systems, motor vehicles, construction equipment and related components and parts. Activities of this segment range from trading, leasing and financing to designing and arranging the construction of public transportation systems. This segment consists of the Ship, Aerospace & Transportation Systems Division, Automotive Division and the Construction & Mining Systems Division.

Machinery & Electric— The Machinery & Electric Business Unit segment engages in a wide range of large-scale infrastructure development projects relating to, among other things, power generation, telecommunications facilities, water and sewage facilities and natural gas and oil pipelines. Activities of this segment include planning, developing and managing as well as investing in and financing, infrastructure projects in emerging markets and supplying manufacturing equipment and systems for various domestic industries. This segment is also engaged in trading and investing in businesses such as telecommunications and information technology, energy-saving and environment-friendly technology, and medical and life science products. This segment consists of the E & M (Electric and Machinery) New Business Development Division, the Power & Energy Project Division and the Information, Telecommunication & Industrial Project Division.

Media, Electronics & Network— The Media, Electronics & Network Business Unit segment engages in a range of media and communications activities, including cable TV operations; production and distribution of programming and content; and development and sales of telecommunications and electronics equipment and related components, systems and devices. In addition to the Companies' investments, the Companies provide services such as marketing and strategic development, technology transfer and manufacturing and engineering support. The Companies also supply various materials and components to electronics manufacturers, including silicon wafers, LED chips and assembled printed circuit boards. This segment consists of the Media Division, the Network Division and the Electronics Division.

Chemical— The Chemical Business Unit segment engages in the trading of source materials, products and semi-finished goods involving synthetic resins and organic chemicals, and also partakes in businesses relating to inorganic chemicals, electronic and performance chemicals, pharmaceuticals, medical services, agricultural chemicals and pet supplies. Activities of this segment also include research and development of life science products and investment in and financing of new ventures.

This segment consists of the Basic & Performance Chemicals Division and the Life Science Division.

Mineral Resources & Energy— The Mineral Resources & Energy Business Unit segment develops and trades various mineral and energy sources including coal, iron ore, non-ferrous metal, noble metal, petroleum, natural gas and liquefied natural gas (LNG). This segment also trades ferrous and non-ferrous raw materials, petroleum products, liquefied petroleum gas (LPG), solar and storage batteries, carbon products and nuclear fuels. This segment consists of two Mineral Resources Divisions and the Energy Division.

Consumer Goods & Service— The Consumer Goods & Service Business Unit segment engages in trading, production, processing, distribution of food commodities, textiles, clothing and other consumer goods. In addition, activities of this segment include the distribution of fertilizers and the operation of retail businesses such as supermarkets, drugstores, direct-marketing and a high-end brand name clothing and accessories. This segment consists of the Food Business Division and the Lifestyle & Retail Business Division.

Materials & Real Estate— The Materials & Real Estate Business Unit segment engages in trading, marketing and distribution of raw materials and other products such as cement, timber, wood-chips, paper pulp, used paper and tires, and in manufacturing and sale of ready-mixed concrete and building materials. This segment is also engaged in a variety of real estate activities relating to office buildings and commercial and residential real property. This segment consists of the Materials & Supplies Division and the Construction & Real Estate Division.

Financial & Logistics— Financial & Logistics Business Unit segment engages in such finance-related businesses as commodity futures trading, derivative transactions, private equity investments, mergers and acquisition-related activities, consumer and small-business financing, and the development and marketing of alternative investment instruments, and in logistics services ranging from delivery, customs clearance and transportation services to the development and operation of industrial parks. Acting as a broker, this segment also arranges for insurance in connection with trading conducted by other business segments. This segment consists of the Financial Service Division and the Logistics & Insurance Business Division.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies applied in the preparation of the accompanying consolidated financial statements are summarized below:

(a) Principles of Presentation and Consolidation

The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and principally operates. The translation of Japanese yen amounts into United States dollars for the year ended March 31, 2006 is included solely for the convenience of readers and has been made at the rate of ¥118 = U.S. $1, the approximate exchange rate prevailing at the Federal Reserve Bank of New York on March 31, 2006. Such translation should not be construed as a representation that the Japanese yen amounts have been, or could in the future be converted into United States dollars at that or any other rate.

The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company and most of its subsidiaries' accounting records are maintained principally in accordance with accounting practices prevailing in the countries of domicile. Adjustments to those records have been made to present these consolidated financial statements in accordance with U.S. GAAP. The significant adjustments include those relating to the accounting for the valuation of certain investment securities, pension costs, accrual of certain expenses and losses, derivative instruments and hedging activities, leases, business combinations, and deferred taxes.

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Associated companies consist of companies and corporate joint ventures owned 20% to 50%, or those owned less than 20% in the case where the Companies have the ability to exercise significant influence over operating and financial policies. Investments in associated companies are accounted for by the equity method. All significant intercompany accounts and transactions have been eliminated. The accounts of certain subsidiaries that have a fiscal year end within three months prior to March 31 have been included in the consolidated financial statements based on their fiscal year. A loss in value of an investment that is other than a temporary decline is recognized.

During the fiscal year ended March 31, 2006 and 2005, some subsidiaries and associated companies changed their reporting periods to March 31. The effect of these changes was included in the accompanying Consolidated Statements of Shareholders' Equity and Comprehensive Income and of Cash Flows classified as "Effect of the change in the reporting period of subsidiaries and associated companies."

The Companies also consolidate variable interest entities for which they are the primary beneficiary, in accordance with FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities ("FIN 46R")."

(b) Cash Equivalents

The Companies consider highly liquid investments, including short-term time deposits, with an original maturity of three months or less, to be cash equivalents.

(c) Foreign Currency Translation

The Company's functional and reporting currency is Japanese yen. Under the provision of Statements of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Transactions," assets and liabilities denominated in foreign currencies are translated into Japanese yen at the respective year-end exchange rates. All income and expense accounts are translated at the average rates of exchange prevailing during each fiscal year in consolidating the

financial statements of overseas subsidiaries whose functional currency is other than Japanese yen. The resulting accumulated translation adjustments are included in a separate component of accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets. All foreign currency transaction gains and losses are included in income in the period incurred.

(d) Inventories

Inventories mainly consist of commodities, materials and real estate held for development and resale. The cost of inventories is determined based on the moving average basis or specific-identification basis. Precious metals that have immediate marketability at quoted market prices are valued at market value with unrealized gains and losses included in earnings. Other commodities and materials are stated at the lower of average cost or market. Real estate held for development and resale are stated at the lower of cost or net realizable value.

(e) Marketable Securities and Other Investments

Marketable equity securities and all debt securities

SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" requires all investments in debt and marketable equity securities to be classified as either trading, available-for-sale, or held-to-maturity securities. All of the Companies' investments in debt securities and marketable equity securities are classified as either (i) trading securities, which are accounted for at fair value with unrealized gains and losses included in earnings, (ii) available-for-sale securities, which are accounted for at fair value with unrealized gains and losses excluded from earnings and reported in a separate component of accumulated other comprehensive income (loss), net of related taxes in the accompanying consolidated balance sheets, or (iii) held-to-maturity securities, which are accounted for at amortized cost. Those securities that mature or are expected to be sold in one year are classified as current assets.

A decline in fair value of any available-for-sale or held-to-maturity security below the amortized cost basis that is deemed to be other than temporary results in a write-down of the amortized cost basis to fair value as a new cost basis and the amount of the write-down is included in earnings. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices.

On a continuous basis, but no less frequently than at the end of each semi-annual period, the Companies evaluate the cost basis of available-for-sale securities and held-to-maturity security for possible impairment. Factors considered in assessing whether an indication of other than temporary impairment exists include: the degree of change in the ratio of market prices per share to book value per share at date of evaluation compared to that at date of acquisition, the financial condition and prospects of each investee company, industry conditions in which the investee company operates, the fair value of an available-for-sale security relative to the cost basis of the investment, the period of time the fair value of an available-for-sale security has been below the cost basis of the investment and other relevant factors.

The cost of securities sold is determined based on the average cost of all the shares of such security held at the time of sale.

Other investments

Non-marketable equity securities held as investments are carried at cost. Management semi-annually assesses the result of the underlying companies, the performance of the underlying companies relative to plan, industry conditions, financial condition and prospects and determines whether any events or changes in circumstances that might have a significant adverse effect on fair value are identified. When events or changes in circumstances that might have a significant adverse effect on fair value are identified, management assesses whether the fair value of the investment has declined below its carrying amount. If a decline in fair value below cost is judged to be other than temporary, after considering the period of time that the estimated fair value has been below the carrying amount of the investment, the carrying value of the investment is written down to its estimated fair value. Fair value is determined based on analysis of discounted estimated cash flows, valuation models based on revenues, profitability and net worth, market value of comparable companies, and other valuation approaches.

(f) Allowance for Doubtful Receivables

An allowance for doubtful receivables is maintained at the level which, in the judgment of management, is adequate to provide for probable losses that can be reasonably estimated. Management considers individual customers' risk factors such as historical performance, recent developments, changes in original terms, internal risk-ratings, industry trends, and other specific factors applicable to the customer as well as general risk factors including, but not limited to, sovereign risk of the country where the customer resides.

The Companies maintain a specific allowance for impaired loans. A loan is considered impaired pursuant to SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." Pursuant to SFAS No. 114, a loan is impaired if it is probable that the Companies will not collect all principal and interest due. An impairment allowance is recognized equal to the difference between the loan's book value and either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's market price if available, or the fair value of collateral if the loan is collateral dependent. In addition to the specific allowance, an allowance is established for probable losses that are not individually identified but are expected to have occurred that are inherent in portfolios of similar loans. This allowance for losses is based on relevant observable data that include, but are not limited to, historical experience, delinquencies, loan stratification by portfolio, and when applicable, geography, collateral type, and size of the loan balance. Past due balances are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(g) Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation of buildings, including leasehold improvements, is computed principally under the straight-line method. Depreciation of Machinery and equipment is computed under the straight-line method or the declining-balance method. Depreciation of mineral rights is computed under the units-of-

production over the estimated proven and probable reserve tons.

SFAS No. 143, "Accounting for Asset Retirement Obligations" addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company records the fair value of an asset retirement obligation as a liability with the corresponding increases to the carrying amount of the long lived assets that are amortized over the life of the assets. The liability is adjusted each period to reflect the passage of time and changes in the estimates.

(h) Impairment of Long-Lived Assets

Long-lived assets and purchased intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to estimated undiscounted future cash flows without interest expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair values are determined based on market values, appraisal or discounted future cash flows based on realistic assumptions less costs to sell.

Assets to be disposed of are reported separately in the balance sheet at the lower of the carrying amount or fair value less cost to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

(i) Goodwill and Other Intangible Assets

Goodwill represents the excess of the cost of an acquired entity over the net of the amount assigned to assets acquired and liabilities assumed. SFAS No. 141, "Business Combinations" requires that all business combinations are accounted for by the purchase method. Under SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill is not amortized and instead requires annual impairment testing thereof at least annually. Intangible assets with a definite useful life are amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144. Intangible assets determined to have an indefinite useful life are not amortized, but instead are tested for impairment based on fair value at least annually until the remaining life would be determined to no longer be indefinite.

Goodwill and intangible assets not subject to amortization are tested for impairment at the reporting unit level at least annually, or more often if events or circumstances, such as adverse changes in the business climate, indicate that there may be impairment.

(j) Stock Option Plan

The Company has stock option plans as incentive plans for directors, executive officers, and corporate officers under the Company's qualification system.

The Company accounted for these arrangements under SFAS No. 123, "Accounting for Stock-Based Compensation," amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123," through June 30, 2005. SFAS No. 123 gave entities a choice of recognizing compensation expense related to the granted of stock options by either adopting a fair value method or continuing to measure compensation using the intrinsic value approach under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations including FIN No. 44, "Accounting for Certain Transactions involving Stock Compensation." The Company chose to continue using the intrinsic-value-based method of accounting prescribed by APB Opinion No. 25 for fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the market price of the underlying common stock exceeds the exercise price on the date of grant. No such compensation expense was incurred for the three months ended June 30, 2005 and the years ended March 31, 2005 and 2004. Had compensation expense for the Company's stock option plans been determined through June 30, 2005 using the fair value method of SFAS No. 123, as amended, the Companies' net income and net income per share for the years ended March 31, 2006, 2005 and 2004 would have been as follows:

	Millions of Yen			Millions of U.S. Dollars
	2006	2005	2004	**2006**
Net income: As reported	**¥ 160,237**	¥ 85,073	¥ 66,621	**$ 1,358**
Deduct: Total stock-based compensation cost determined under fair value method for all awards	**—**	(37)	(35)	**—**
Pro forma	**¥ 160,237**	¥ 85,036	¥ 66,586	**$ 1,358**

		Yen			U.S. Dollars
		2006	2005	2004	**2006**
Basic net income per share:	As reported	**¥ 130.18**	¥ 72.83	¥ 62.66	**$ 1.10**
	Pro forma	**130.18**	72.80	62.63	**1.10**
Diluted net income per share:	As reported	**130.17**	72.82	61.31	**1.10**
	Pro forma	**130.17**	72.79	61.27	**1.10**

The fair value of these stock options was estimated using the Black-Scholes option pricing model with the following weighted-average valuation assumption:

	2006	2005	2004
Expected life	—	4.5 years	4.5 years
Risk-free rate	—	0.97%	0.36%
Expected volatility	—	39.23%	43.56%
Expected dividend yield	—	0.96%	0.91%

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R"), which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This statement is a revision of SFAS No. 123 and supersedes APB Opinion No. 25, and its related implementation guidance. SFAS No. 123R requires measurement of the cost of employee services received in exchange for stock compensation based on the grant-date fair value of the employee stock options. Incremental compensation costs arising from subsequent modifications of awards after the grant date must also be recognized. The Company adopted SFAS No. 123R effective July 1, 2005 under the modified prospective method of application. Under this method, compensation expense for stock options granted or modified after June 30, 2005 is recognized based on SFAS No. 123R. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of July 1, 2005 is recognized in accordance with SFAS No. 123R as the requisite service is rendered on or after that date. The adoption of SFAS No. 123R decreased income before minority interests in earnings of subsidiaries and net income by ¥45 million ($0 million).

The fair value of stock options that were granted after June 30, 2005, was estimated using the Black-Scholes option pricing model with the following weighted-average valuation assumptions:

	2006
Expected life	**4.5 years**
Risk-free rate	**0.43%**
Expected volatility	**34.64%**
Expected dividend yield	**1.00%**

(k) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

(l) Derivative Instruments and Hedging Activities

The Companies account for derivatives and hedging activities in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Certain Hedging Activities," as amended, which requires that all derivative instruments be recorded on the accompanying consolidated balance sheets at their respective fair values. The Companies utilize derivative instruments to manage interest rate risk, foreign currency risk and the risk of the price fluctuation of commodity inventories and trading commitments. The primary derivative instruments used by the Companies include foreign exchange forward contracts, currency swaps, interest rate swaps and commodity future contracts.

On the date a derivative contract is entered into, the Companies designate the derivative as either a hedge of the fair value of a recognized asset or liability (fair-value hedge), a hedge of the variability of cash flows to be received or paid related to a recognized asset or liability (cash-flow hedge), or a hedge of a net investment in a foreign operation. For all hedging relationships the Companies formally document the hedging relationship and their risk-management objective and strategy for undertaking the hedge, the hedging instrument, the item, the nature of the risk being hedged, how the hedging instrument's effectiveness in offsetting the hedged risk will be assessed, and a description of the method of measuring effectiveness and ineffectiveness. This process includes linking all derivatives that are designated as hedges to specific assets and liabilities on the accompanying consolidated balance sheets. The Companies also formally assess, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk, are recorded in earnings. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income (loss) on the accompanying consolidated balance sheets to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item. If a derivative is used as a hedge of a net investment in a foreign operation, its changes in fair value, to the extent effective as a hedge, are recorded in the cumulative translation adjustments account within other comprehensive income (loss). The ineffective portion of the change in fair value of a derivative instrument that qualifies as either a fair-value hedge, a cash-flow hedge or a hedge of a net investment in foreign operation is reported in earnings. Changes in the fair value of derivative trading instruments are reported in current period earnings.

The Companies discontinue hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, or the derivative is de-designated as a hedging instrument, because management determines that designation of the derivative as a hedging instrument is no longer appropriate.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the Companies continue to carry the derivative on the accompanying consolidated balance sheets at its fair value and no longer adjust the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. In all other situations in which hedge accounting is discontinued, the Companies continue to carry the derivative at its fair value on the accompanying consolidated balance sheets and recognize any subsequent changes in its fair value in earnings.

(m) Use of Estimates in the Preparation of the Financial Statements

Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period to prepare these consolidated financial statements in conformity with U.S. GAAP. Significant items subject to such estimates and assumptions include the allowance for doubtful receivables, inventories, investments, impairment of long-lived assets, deferred income taxes and contingencies. Actual results could differ from those estimates.

(n) Net Income per Share

Net income per share is presented in accordance with the provisions of SFAS No. 128, "Earnings per Share." Under SFAS No. 128, basic net income per share excludes dilution for potential common shares and is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares.

(o) Revenue Recognition

The Companies recognize revenue when it is realized or realizable and earned. The Companies consider revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable, and collectibility is reasonably assured.

The Companies also enter into transactions that include multiple element arrangements, which may include any combination of products, equipment, and installation services. In accordance with the FASB's EITF No. 00-21, "Guide to Accounting for Revenue Arrangements with Multiple Deliverables," if certain elements are delivered prior to others in the arrangement, revenue is deferred until the delivery of the last element, unless transactions are such that the price of a deliverable, when it is regularly sold on a standalone basis of the undelivered elements, is available and the functionality of the delivered element is not dependent on the undelivered elements. The Companies allocate revenue involving multiple elements to each element based on its relative fair value.

Gross versus Net. In the normal course of business, the Companies frequently act as an intermediary or agent in executing transactions with third parties. In these arrangements, the Companies determine whether to report revenue based on the "gross" amount billed to the ultimate customer for goods or services provided or on the "net" amount received from the customer after commissions and other payments to third parties. However, the amounts of gross profit and net income are not affected by whether revenue is reported on a gross or net basis.

Determining whether revenue should be reported gross or net is based on an assessment of whether the Companies are acting as a "principal" or an "agent" in a transaction. Accordingly, to the extent that the Companies are acting as a principal in a transaction, the Companies report revenue on a gross basis and to the extent that the Companies are acting as an agent in a transaction, the Companies report revenue on a net basis. The determination of whether the Companies are acting as a principal or an agent in a transaction involves judgment and is based on an evaluation of the terms of an arrangement.

Factors that indicate that the Companies act as a principal, and thus recognize revenue on a gross basis include: (i) the Companies are the primary obligor in the arrangement, (ii) the Companies have general inventory risk (before customer order is placed or upon customer return), (iii) the Companies have physical loss inventory risk (after customer order or during shipping), (iv) the Companies have latitude in establishing price, (v) the Companies change the product or perform part of the services, (vi) the Companies have discretion in supplier selection, (vii) the Companies are involved in the determination of product or service specifications, and (viii) the Companies have credit risk.

Factors that indicate that the Companies act as an agent, and thus recognize revenue on a net basis relative to the service offered include: (i) the supplier (not the Companies) is the primary obligor in the arrangement, (ii) the amount the Companies earn is fixed, and (iii) the supplier (not the Companies) has credit risk.

Revenue from sales of tangible products

The Companies generate revenue from sales of tangible products (i) in connection with the Companies' wholesale, retail, manufacturing and processing operations, (ii) in connection with the Companies' real estate operations, and (iii) under long-term construction type arrangements.

The Companies recognize revenue from sales of tangible products in connection with the Companies' wholesale, retail, manufacturing and processing operations when title and risk of loss have been transferred to the customer. Depending upon the terms of the contract, this may occur at the time of delivery or shipment or upon the attainment of customer acceptance. The conditions of acceptance are governed by the terms of the contract or customer arrangement and those not meeting the predetermined specifica-

tions are not recognized as revenue until the attainment of customer acceptance. The Companies' policy is not to accept product returns unless the products are defective. The Companies have no material exposure to losses under warranty provisions on transactions with which the Companies are involved. Such losses are recognized when probable and estimable. The effects of rebate and discount programs are recognized as a reduction of revenue. The effects of such programs are not material. The Companies recognize revenue upon delivery, shipment, or upon the attainment of customer acceptance for steel service center operations in which the Companies process and cut steel sheets to customer specifications [Metal Products], dealership operations in which the Companies sell automobiles to general consumers and distribute construction equipment and machinery to construction companies [Transportation & Construction Systems], plastic products [Chemical], service station operations in which the Companies provide petroleum for automobiles [Mineral Resources & Energy], and retail business operations such as supermarkets and drugstores [Consumer Goods & Service].

Revenues from sale of land, office-buildings, and condominiums are recognized using the full accrual method provided that various criteria relating to the terms of the transactions are met. These criteria deal with whether (i) a sale is consummated, (ii) the buyer's initial and continuing investments are adequate, (iii) the seller's receivable is not subject to future subordination, and (iv) the seller has transferred to the buyer the usual risks and rewards of ownership and does not have a substantial continuing involvement with the property. Revenues relating to transactions that do not meet the established criteria are deferred and recognized when the criteria are met or using the installment or cost recovery methods as appropriate in the circumstances.

The Companies generate revenue from sales of tangible products under long-term construction type arrangements, principally in connection with the construction of power plants in which the Companies provide engineering, procurement and construction [Machinery & Electric] under the percentage-of-completion method as prescribed by AICPA Statement of Position ("SOP") No. 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." Progress toward completion is measured using the cost-to-cost method. Under the cost-to-cost method, revenues are recognized based on the ratio that costs incurred bear to total estimated costs. The Companies review cost performance and estimate to complete projections on its contracts at least quarterly, and in many cases, more frequently. The impact of revisions of profit estimates on fixed price contracts are recognized in the period in which the revisions are made. Anticipated losses on fixed price contracts are charged to earnings when such losses can be estimated. Provisions are made for contingencies in the period in which they become known pursuant to specific contract terms and conditions are estimable.

Revenue from sales of services and others

The Companies also generate revenue from sales of services and others in connection with (i) customized software development services contracts and other software related services, (ii) direct financing and operating leases of automobiles, vessels, and aircrafts, and (iii) all other service arrangements such as arranging finance and coordinating logistics in connection with trading activities.

The Companies recognize revenue from customized software development services contracts and other software related services in accordance with the provisions of SOP No. 97-2, "Software Revenue Recognition," as amended by SOP No. 98-9, "Modification of SOP No. 97-2, Software Revenue Recognition, With Respect to Certain Transactions." Revenue from the customized software services contracts that require the Companies to develop, manufacture or modify information technology (IT) systems to a customer's specification, and to provide services related to the performance of such contracts, is recognized upon customer acceptance if pricing is fixed and determinable and collectibility is probable. The terms of such service contracts are less than one year. Revenue from maintenance is recognized over the contractual period or as the services are performed [Media, Electronics & Network].

The Companies recognize revenue from direct financing leases using methods that approximate the interest method. Related origination and other non-refundable fees and direct origination costs are deferred and amortized as an adjustment of interest and direct financing lease income over the contractual lines of the arrangements. Rental income on operating leases is recognized on an accrual basis.

The accrual of interest income on direct financing leases is generally suspended and an account placed on non-accrual status when payment of principal on interest is contractually delinquent for ninety days or more, or earlier when in the opinion of management, full collection of principal and interest is doubtful. To the extent that the estimated value of collateral does not satisfy both the principal and accrued income receivables, previously accrued interest is reversed. Proceeds received on non-accrued loans are applied to the outstanding principal balance until such time as the outstanding receivable is collected, charged off, on returned to accrual status.

Direct financing leases are recorded at the aggregate future minimum lease payments plus estimated residual values less unearned finance income. Operating lease equipment is carried at cost less accumulated depreciation and is depreciated to estimated residual value using the straight-line method over the projected economic life of the asset. Equipment acquired in satisfaction of loans and subsequently placed on operating lease is recorded at the lower of carrying value or estimated fair value when acquired. Management performs periodic reviews of the estimated residual values and recognizes impairment losses in the period they are determined to occur. The Companies recognize revenue from operating leases in connection with automobiles leased to consumers, vessels leased to shipping companies, aircrafts leased to airlines [Transportation & Construction Systems], and rental of commercial real estate [Materials & Real Estate].

Revenue from all other service arrangements include transactions in which the Companies act between customer and supplier as agent or broker to provide such services as arranging finance or coordinating logistics in connection with trading activities. Such revenues are recognized when the contracted services are rendered to third-party customers.

Total trading transactions

Total trading transactions is a voluntary disclosure and represents the gross transaction volume of trading transactions, or the nominal aggregate value of the transactions for which the Companies act as principal or as agent. Total trading transactions is not meant to represent sales or revenues in accordance with U.S. GAAP. Total trading transactions should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities. A substantial part of total trading transactions represents transactions in which the Companies participate without physical acquisition of goods or without significant inventory risk. The Companies have included the information concerning total trading transactions because it is used by similar Japanese trading companies as an industry benchmark, and the Companies believe it is a useful supplement to results of operations data as a measure of the Companies' performance compared to other similar Japanese trading companies.

(p) Issuance of Stock by Subsidiaries and Associated Companies

The Company recognizes a gain or loss when a subsidiary or an associated company issues its shares to third parties at amounts in excess or less than the Company's average carrying value. Such a gain or loss is recognized only when the realization of a gain or loss is reasonably assured and the value of the proceeds can be objectively determined.

(q) Capitalized Software Costs

The Companies capitalize certain costs incurred to purchase or develop software for internal-use. Costs incurred to develop software for internal-use are expensed as incurred during the preliminary project stage, which includes costs for making strategic decisions about the project, determining performance and system requirements and vendor demonstration cost. Costs incurred subsequent to the preliminary project stage through implementation are capitalized. The Companies also expense costs incurred for internal-use software projects in the post implement stage such as costs for training and maintenance.

Costs incurred to develop software to be sold are capitalized subsequent to the attainment of technological feasibility in the form of detailed program design. Those costs include coding and testing performed subsequent to establishing technological feasibility. Costs incurred prior to reaching technological feasibility are expensed as incurred. Capitalized software costs are amortized on a product-by-product basis. The annual amortization is the greater of the amount computed using (i) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product or (ii) the straight-line method over the remaining estimated economic life of the product including the period being reported on. Amortization starts when the product is available for general release to customers.

(r) New Accounting Standards

In December, 2004, FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29." SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchange of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for fiscal years beginning after June 15, 2005 and the Companies do not expect the adoption of SFAS No. 153 will have a material impact on the Companies' consolidated financial statements.

In March, 2005, the EITF issued EITF Issue No. 04-6 "Accounting for Stripping Costs Incurred during Production in the Mining Industry." EITF 04-6 provides guidance as to stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. EITF 04-6 is effective for the first reporting period in fiscal years beginning after December 15, 2005. The Companies are evaluating the effect of impact on the Companies' consolidated financial statements.

In March, 2005, the FASB issued FIN No.47 "Accounting for Conditional Asset Retirement Obligations" which requires conditional asset retirement obligations to be recognized if a legal obligation exists to perform asset retirement activities and a reasonable estimate of the fair value of the obligation exists can be made. FIN 47 also provides guidance as to when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective for fiscal years ending after December 15, 2005. The Companies adopted FIN 47 and there was no material impact on the Companies' consolidated financial statements.

In September, 2005, the EITF issued EITF Issue No. 04-13 "Accounting for Purchases and Sales of Inventory with the Same Counterparty." EITF 04-13 provides guidance as to when purchases and sales of inventory with the same counterparty should be accounted for as a single exchange transaction. EITF 04-13 also provides guidance as to when a nonmonetary exchange of inventory should be accounted for at fair value. EITF 04-13 will be applied to new arrangements entered into, and modifications or renewals of existing arrangements, beginning in the first interim or annual reporting period beginning after March 15, 2006. The application of EITF 04-13 is not expected to have a significant impact on the Companies' consolidated financial statements.

In November, 2005, the FASB issued FSP 115-1 and 124-1, "The Meaning of Other-Than Temporary Impairment and its Application to Certain Investments," which addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of the impairment loss. It also requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 and 124-1 is effective for reporting periods beginning after December 15, 2005. The adoption of this FSP is not expected to have a material effect on the Companies' consolidated financial statements.

(s) Reclassifications

Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

3. AQUISITIONS

2006

On April 28, 2005, the Company entered into a Share Exchange Agreement with Sumisho Auto Leasing Corporation ("SAL"), a majority-owned subsidiary, pursuant to which the Company exchanged shares of the Company for shares of SAL held by minority shareholders (included Sumisho Lease Co.,Ltd, an associated company). SAL became a wholly-owned subsidiary of the Company. The share exchange was consummated on August 2, 2005, and was implemented in accordance with Article 358 of the Code. For each SAL share, 5.03 shares of the Company were allotted. In connection with the share exchange, the Company issued 45,994,320 new shares. There was no increase in the Companies' "Common stock" but there was an increase of ¥39,896 million ($338 million) in the Companies' "Additional paid-in capital" on the Consolidated Balance Sheets as a result of the share exchange.

In connection with this purchase, ¥13,863 million ($117 million) and ¥13,795 million ($117 million) were assigned to intangible assets subject to amortization and goodwill, respectively. The intangible assets subject to amortization consist primarily of customer relationships, trademarks, and lease agreements with the weighted-average amortization period of 13 years.

On September 18, 2005, the Company and Sumitomo Corporation of America ("SCOA"), its U.S. subsidiary, entered into an agreement to purchase TBC Corporation ("TBC"), one of the leading marketers of automotive replacement tires in the U.S., from its shareholders, for approximately $1.1 billion. The purchase was consummated on November 17, 2005. As of March 31, 2006, the Company had a 100% ownership of the voting shares of TBC, including a 60% ownership interest held directly by SCOA.

TBC is a U.S. tire wholesaler and retailer founded in 1956. TBC engages in the retail chain business and franchise outlets throughout the U.S. as well as the wholesales business. TBC is the nation's largest independent marketer of tire. The company has been engaged in the tire wholesale business through SCOA and Treadways Corporation, a wholly owned subsidiary. The purpose of the acquisition is to greatly expand our tire business in the retail market, where we see substantial opportunities for growth and profitability.

The accompanying consolidated financial statements for the year ended March 31, 2006 include the operating results of TBC from the date of purchase.

In connection with this purchase, ¥49,867 million ($423 million) and ¥49,577 million ($420 million) were assigned to intangible assets subject to amortization and goodwill, respectively. The intangible assets subject to amortization consist primarily of trademarks, sales licenses and customer relationships with the weighted-average amortization period of 25 years.

The following table summarizes the estimated fair values of the assets purchased and liabilities assumed at the date of purchase.

	Millions of Yen	Millions of U.S. Dollars
Current assets	¥ 63,883	$ 541
Property and equipment	17,924	152
Goodwill and other intangible assets	99,444	843
Other assets	3,805	32
Total assets purchased	185,056	1,568
Current liabilities	(32,725)	(277)
Non-current liabilities	(19,673)	(167)
Total liabilities assumed	(52,398)	(444)
Net assets purchased	¥ 132,658	$ 1,124

Pro forma results of operations for the above business combination have not been presented because the effects were not material to the Companies' consolidated financial statements.

For the year ended March 31, 2006, other than SAL and TBC acquisitions, the Companies made additional significant business acquisitions of an aggregate purchase amount of ¥29,580 million ($251 million) with respect to eleven companies, including operations such as the steel pipe distributor in U.S., the manufacturing and sales of fertilizers in Australia, a cinema complex business, and a coil center. In connection with these business combinations, ¥10,112 million ($86 million) and ¥5,564 million ($47 million) were recognized in other intangible assets and goodwill, respectively. The intangible assets subject to *amortization consist primarily of sales licenses, trademarks and* customer relationships

The Companies recognized preliminary estimates with respect to the value of the underlying net assets of the above acquisitions in determining amounts of goodwill. The amount of goodwill may be adjusted upon completion of the purchase price allocation.

2005

On May 27, 2004, the Company and SCOA entered into an agreement to purchase JWC Hartz Holdings, Inc., the holding company of The Hartz Mountain Corporation ("Hartz"), a U.S. pet supplies company, from J. W. Childs Equity Partners II, L.P., for approximately $400 million. The purchase was consummated on June 21, 2004. After this purchase, Hartz merged with JWC Hartz Holdings, Inc. As of March 31, 2005, the Company had a 96.3% ownership of the voting shares of Hartz, including a 56.3% ownership interest held directly by SCOA.

Hartz produces and sells pet supplies, with six manufacturing facilities in the U.S. and Brazil and three distribution centers in North America. This purchase provides the Companies an entry into the U.S. pet supplies business and a base for further development of that business in Japan, Europe, and the Americas, taking advantage of the Companies' international distribution and sourcing capabilities.

The consolidated financial statements for the year ended March 31, 2005 include the operating results of Hartz from the date of purchase.

In connection with this purchase, ¥4,458 million, ¥14,060 million and ¥10,701 million were assigned to intangible assets subject to amortization, intangible assets not subject to amortization and goodwill, respectively. The intangible assets subject to amortization consist primarily of sales licenses of ¥3,409 million with an amortization period of 15 years. The intangible assets not subject to amortization consist of trademarks of ¥14,060 million.

The following table summarizes the estimated fair values of the assets purchased and liabilities assumed at the date of purchase.

	Millions of Yen
Current assets	¥ 11,472
Property and equipment	6,315
Goodwill and other intangible assets	29,219
Other assets	1,931
Total assets purchased	48,937
Current liabilities	(6,026)
Total liabilities assumed	(6,026)
Net assets purchased	¥ 42,911

Pro forma results of operations for the above business combination have not been presented because the effects were not material to the Companies' consolidated financial statements.

For the year ended March 31, 2005, other than Hartz acquisition, the Companies made additional significant business acquisitions of an aggregate purchase amount of ¥36,548 million with respect to nine companies, including operations such as the exclusive distributor in Japan for a German luxury chenille fabrics brand, the manufacturing and sales of automotive parts, the rights to oil fields in the British waters of the North Sea, and a cinema complex business. In connection with these business combinations, ¥7,742 million, ¥ 3,195 million and ¥1,824 million were recognized in import and sales licenses, other intangible assets and goodwill, respectively.

The Companies recognized preliminary estimates with respect to the value of the underlying net assets of the above acquisitions in determining amounts of goodwill. The amount of goodwill may be adjusted upon completion of the purchase price allocation.

4. CASH FLOW INFORMATION

Supplemental disclosure of cash flow information for the years ended March 31, 2006, 2005 and 2004 is as follows:

	Millions of Yen			Millions of U.S. Dollars
	2006	2005	2004	**2006**
Cash paid during the year for:				
Interest	**¥ 37,483**	¥ 22,178	¥ 21,825	**$ 318**
Income taxes	**52,541**	34,884	25,487	**445**
Non-cash investing and financing activities:				
Capital lease obligations incurred	**30,398**	13,155	9,865	**258**
Fair value of securities transferred to employee pension trust	**—**	—	9,505	**—**
Stock issued under Share Exchange Agreement (Note 3)	**39,896**	—	—	**338**
Acquisition of subsidiaries:				
Fair value of assets acquired	**266,916**	137,063	48,398	**2,262**
Fair value of liabilities assumed	**96,206**	62,191	38,566	**815**
Minority interests assumed	**6,056**	1,250	1,318	**51**
Cash paid, net	**(164,654)**	(73,622)	(8,514)	**(1,395)**

5. MARKETABLE SECURITIES AND OTHER INVESTMENTS

Marketable securities and other investments as of March 31, 2006 and 2005 are as follows:

	Millions of Yen		Millions of U.S. Dollars
	2006	2005	**2006**
Marketable securities-current:			
Trading	**¥ 19,248**	¥ 5,183	**$ 163**
Available-for-sale	**678**	15,461	**6**
Held-to-maturity	**2,161**	2,510	**18**
	¥ 22,087	¥ 23,154	**$ 187**

	Millions of Yen		Millions of U.S. Dollars
	2006	2005	**2006**
Other investments:			
Available-for-sale	**¥ 637,899**	¥ 338,905	**$ 5,406**
Held-to-maturity	**18,989**	7,711	**161**
Non-marketable securities and other investments	**126,127**	156,042	**1,069**
	¥ 783,015	¥ 502,658	**$ 6,636**

(a) Marketable Equity Securities and All Debt Securities

Information regarding each category of securities classified as trading, available-for-sale and held-to-maturity as of March 31, 2006 and 2005 is as follows (excluding non-marketable securities and other investments discussed below):

	Millions of Yen			
As of March 31, 2006:	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Trading	**¥ 19,248**	**¥ —**	**¥ —**	**¥ 19,248**
Available-for-sale:				
Equity securities	**170,959**	**446,257**	**169**	**617,047**
Debt securities	**21,370**	**160**	**—**	**21,530**
Held-to-maturity	**21,150**	**4**	**33**	**21,121**
	¥ 232,727	**¥ 446,421**	**¥ 202**	**¥ 678,946**

	Millions of Yen			
As of March 31, 2005:	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Trading	¥ 5,183	¥ —	¥ —	¥ 5,183
Available-for-sale:				
Equity securities	151,294	187,827	1,736	337,385
Debt securities	16,949	32	—	16,981
Held-to-maturity	10,221	54	—	10,275
	¥ 183,647	¥ 187,913	¥ 1,736	¥ 369,824

As of March 31, 2006:	Millions of U.S. Dollars			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Trading	**$ 163**	**$ —**	**$ —**	**$ 163**
Available-for-sale:				
Equity securities	**1,449**	**3,782**	**2**	**5,229**
Debt securities	**181**	**2**	**—**	**183**
Held-to-maturity	**179**	**0**	**0**	**179**
	$ 1,972	**$ 3,784**	**$ 2**	**$ 5,754**

Debt securities classified as available-for-sale securities and held-to-maturity securities mainly consist of preferred stock that must be redeemed, Japanese government and municipal bonds, and corporate debt securities. Gross unrealized losses on marketable securities that had been in a continuous unrealized loss position for twelve months or longer as of March 31, 2006 were immaterial.

The carrying values of debt securities classified as available-for-sale and held-to-maturity as of March 31, 2006 and 2005 are summarized by contractual maturities as follows:

	Millions of Yen				Millions of U.S. Dollars	
	2006		2005		**2006**	
	Available -for-sale	Held-to -maturity	Available -for-sale	Held-to -maturity	Available -for-sale	Held-to -maturity
Due in one year or less	**¥ 678**	**¥ 2,161**	¥ 15,461	¥ 2,510	**$ 6**	**$ 18**
Due after one year through five years	**20,834**	**18,742**	1,022	7,498	**177**	**159**
Due after five years through ten years	**18**	**178**	5	170	**0**	**1**
Due after ten years	**—**	**69**	493	43	**—**	**1**
Total	**¥ 21,530**	**¥ 21,150**	¥ 16,981	¥ 10,221	**$ 183**	**$ 179**

Proceeds from sales and gross gain and loss on sale of securities on available-for-sale securities for the years ended March 31, 2006, 2005 and 2004 are as follows:

	Millions of Yen			Millions of U.S. Dollars
	2006	2005	2004	**2006**
Proceeds from sales	**¥ 58,381**	¥ 30,268	¥122,959	**$ 495**
Gross gain on sale of securities	**¥ 12,382**	¥ 15,811	¥ 42,985	**$ 105**
Gross loss on sale of securities	**22**	343	2,522	**0**
Net realized gains	**¥ 12,360**	¥ 15,468	¥ 40,463	**$ 105**

For the year ended March 31, 2004, the Company contributed certain available-for-sale marketable equity securities, other than those of its subsidiaries or associated companies, to an employee retirement benefit trust (the "Trust") fully administrated and controlled by an independent bank trustee. The fair market value of those securities at the time of contribution was ¥9,505 million for the year ended March 31, 2004. Net realized gains of ¥6,250 million from such contribution were recognized in the accompanying consolidated statements of income for the year ended March 31, 2004.

(b) Non-Marketable Securities and Other Investments

Other investments as of March 31, 2006 and 2005 included investments in non-traded, unassociated companies, and others, amounting to ¥126,127 million ($1,069 million) and ¥156,042 million, respectively. As of March 31, 2006 and 2005, investments in non-traded securities of unassociated companies, and others carried at cost were ¥113,893 million ($965 million) and ¥136,903 million, respectively. If there is decline in the fair value of an investment below its carrying amount that is determined to be other than temporary, the investment is written down to its fair value. As of March 31, 2006 and 2005, investments with aggregate cost of ¥ 109,103 million ($925 million) and ¥ 129,932 million were not evaluated for fair value because no events or changes in circumstances that might have a significant adverse effect on the fair value were identified in the impairment evaluation, and estimation of fair value is not practicable.

6. RECEIVABLES

Receivables by operating segment as of March 31, 2006 and 2005 are summarized as follows:

As of March 31, 2006:	Millions of Yen Notes and loans receivable	Accounts receivable	Receivables from associated companies	Long-term receivables	Total
Metal Products	**¥ 67,115**	**¥ 239,740**	**¥ 18,262**	**¥ 8,332**	**¥ 333,449**
Transportation & Construction Systems	**46,779**	**185,530**	**27,445**	**266,574**	**526,328**
Machinery & Electric	**10,954**	**65,433**	**1,309**	**256,286**	**333,982**
Media, Electronics & Network	**1,416**	**121,156**	**2,716**	**43,829**	**169,117**
Chemical	**16,829**	**114,179**	**1,674**	**5,309**	**137,991**
Mineral Resources & Energy	**26,861**	**214,058**	**17,705**	**30,099**	**288,723**
Consumer Goods & Service	**13,652**	**63,651**	**304**	**42,557**	**120,164**
Materials & Real Estate	**18,443**	**79,780**	**3,750**	**29,874**	**131,847**
Financial & Logistics	**22,747**	**105,793**	**48**	**30,568**	**159,156**
Others	**40,226**	**456,806**	**25,065**	**16,630**	**538,727**
	265,022	**1,646,126**	**98,278**	**730,058**	**2,739,484**
Less: Allowance for doubtful receivables	**(2,417)**	**(12,464)**	**(454)**	**(40,703)**	**(56,038)**
Total	**¥ 262,605**	**¥ 1,633,662**	**¥ 97,824**	**¥ 689,355**	**¥ 2,683,446**

As of March 31, 2005:	Millions of Yen Notes and loans receivable	Accounts receivable	Receivables from associated companies	Long-term receivables	Total
Metal Products	¥ 58,187	¥ 187,255	¥ 15,174	¥ 12,146	¥ 272,762
Transportation & Construction Systems	10,464	189,444	22,753	238,001	460,662
Machinery & Electric	13,655	69,806	709	257,886	342,056
Media, Electronics & Network	1,337	99,953	2,758	37,560	141,608
Chemical	18,724	104,374	1,373	5,144	129,615
Mineral Resources & Energy	22,066	140,062	6,437	44,883	213,448
Consumer Goods & Service	14,490	57,121	228	34,683	106,522
Materials & Real Estate	19,307	71,787	1,986	15,250	108,330
Financial & Logistics	30,239	52,448	113	15,104	97,904
Others	118,664	383,456	33,353	34,089	569,562
	307,133	1,355,706	84,884	694,746	2,442,469
Less: Allowance for doubtful receivables	(1,923)	(8,552)	(530)	(45,672)	(56,677)
Total	¥ 305,210	¥ 1,347,154	¥ 84,354	¥ 649,074	¥ 2,385,792

As of March 31, 2006:	Millions of U.S. Dollars Notes and loans receivable	Accounts receivable	Receivables from associated companies	Long-term receivables	Total
Metal Products	$ 568	$ 2,032	$ 155	$ 71	$ 2,826
Transportation & Construction Systems	396	1,572	233	2,259	4,460
Machinery & Electric	93	554	11	2,172	2,830
Media, Electronics & Network	12	1,027	23	371	1,433
Chemical	143	968	14	45	1,170
Mineral Resources & Energy	228	1,814	150	255	2,447
Consumer Goods & Service	116	539	2	361	1,018
Materials & Real Estate	156	676	32	253	1,117
Financial & Logistics	193	897	0	259	1,349
Others	341	3,871	213	141	4,566
	2,246	13,950	833	6,187	23,216
Less: Allowance for doubtful receivables	(20)	(106)	(4)	(345)	(475)
Total	$ 2,226	$ 13,844	$ 829	$ 5,842	$ 22,741

The following analysis of activity in the allowance for credit losses for the years ended March 31, 2006, 2005 and 2004 encompasses allowance for receivables.

	Millions of Yen			Millions of U.S. Dollars
	2006	2005	2004	**2006**
Balance, beginning of year	**¥ 56,677**	¥ 58,808	¥ 85,947	**$ 480**
Provision for allowance for doubtful receivables	**14,707**	12,896	8,019	**125**
Charge-off	**(16,459)**	(14,990)	(34,896)	**(139)**
Foreign currency translation adjustments	**1,113**	(37)	(262)	**9**
Balance, end of year	**56,038**	56,677	58,808	**475**
Less: Current portion	**(15,335)**	(11,005)	(8,851)	**(130)**
Long-term portion	**¥ 40,703**	¥ 45,672	¥ 49,957	**$ 345**

As of March 31, 2006 and 2005, the total gross amount of long-term receivables considered impaired was ¥56,984 million ($483 million) and ¥62,586 million, respectively, and the related valuation allowance provided as at each year-end was ¥37,853 million ($321 million) and ¥44,140 million, respectively. The amount of long-term receivables considered impaired, for which no allowance for doubtful receivable was provided, was ¥1,142 million ($10 million) and ¥1,142 million as of March 31, 2006 and 2005, respectively.

The average investment in impaired receivables for the years ended March 31, 2006 and 2005 was ¥60,541 million ($513 million) and ¥68,325 million, respectively.

The Companies recognize interest income on impaired loans on a cash basis. Interest income on impaired loans recognized for the years ended March 31, 2006, 2005 and 2004 was not material.

7. INVENTORIES

Major segments that hold inventories are Overseas Subsidiaries and Branches, Transportation & Construction Systems, Metal Products, and Materials & Real Estate. Real estate held for development and resale aggregated ¥51,416 million ($436 million) and ¥62,078 million as of March 31, 2006 and 2005, respectively, mainly in Materials & Real Estate.

8. INVESTMENTS IN AND ADVANCES TO ASSOCIATED COMPANIES

Associated companies operate principally in the manufacturing and service industries and participate substantially in the Companies' revenue generating transactions as either purchasers or suppliers.

Investments in and advances to associated companies as of March 31, 2006 and 2005 consisted of the following:

	Millions of Yen		Millions of U.S. Dollars
	2006	2005	**2006**
Investments in common stock	**¥ 401,498**	¥ 320,707	**$ 3,402**
Advances	**67,984**	73,911	**576**
Total	**¥ 469,482**	¥ 394,618	**$ 3,978**

Investments in common stock in the above include goodwill amounting to ¥52,959 million ($449 million) and ¥47,588 million as of March 31, 2006 and 2005, respectively. Ending balance as of march 31, 2006 includes goodwill still under purchase price allocation. Associated companies numbered 249 and 230 and weighted average ownership percentages for those associated companies were approximately 28% and 31% as of March 31, 2006 and 2005, respectively. Investments in common stock of certain associated companies as of March 31, 2006 and 2005 included marketable securities of public associated companies with carrying amounts of ¥66,396 million ($563million) and ¥72,286 million, respectively, with corresponding aggregate quoted market values of ¥112,247 million ($951 million) and ¥118,205 million, respectively.

Summarized combined financial information of associated companies accounted for by the equity method as of March 31, 2006 and 2005 and for the years ended March 31, 2006, 2005 and 2004 are presented below:

	Millions of Yen		Millions of U.S. Dollars
	2006	2005	**2006**
Current assets	**¥ 1,560,025**	¥ 1,436,634	**$ 13,220**
Property and equipment, net	**999,600**	889,724	**8,471**
Other assets	**1,372,427**	1,131,020	**11,631**
Total assets	**¥ 3,932,052**	¥ 3,457,378	**$ 33,322**
Current liabilities	**¥ 1,663,068**	¥ 1,520,532	**$ 14,093**
Non-current liabilities	**1,091,247**	1,008,257	**9,248**
Shareholders' equity	**1,177,737**	928,589	**9,981**
Total liabilities and shareholders' equity	**¥ 3,932,052**	¥ 3,457,378	**$ 33,322**

	Millions of Yen			Millions of U.S. Dollars
	2006	2005	2004	**2006**
Gross profit	**¥ 538,771**	¥ 479,725	¥ 364,467	**$ 4,566**
Net income	**¥ 175,254**	¥ 110,452	¥ 58,344	**$ 1,485**

The three major associated companies accounted for by the equity method which are contained in the above summarized combined financial information are Sumisho Lease Co., Ltd. (approximately 36.2% owned), Jupiter Telecommunication Co., Ltd. (approximately 25.9% owned), and P.T. Newmont Nusa Tenggara (economic interest approximately 30.5% owned). The following summarized financial information for these three associated companies has been presented due to the relative significance of these entities to the Company's operations.

Sumisho Lease Co., Ltd.

Sumisho Lease Co., Ltd.'s summarized financial information as of March 31, 2006 and 2005 and for the years ended March 31, 2006, 2005 and 2004:

	Millions of Yen		Millions of U.S. Dollars
	2006	2005	**2006**
Current assets	**¥ 499,005**	¥ 467,428	**$ 4,229**
Property and equipment, net	**28,468**	29,889	**241**
Other assets	**872,577**	745,233	**7,395**
Total assets	**¥ 1,400,050**	¥ 1,242,550	**$ 11,865**
Current liabilities	**¥ 891,178**	¥ 862,011	**$ 7,552**
Non-current liabilities	**347,715**	247,544	**2,947**
Shareholders' equity	**161,157**	132,995	**1,366**
Total liabilities and shareholders' equity	**¥ 1,400,050**	¥ 1,242,550	**$ 11,865**

	Millions of Yen			Millions of U.S. Dollars
	2006	2005	2004	**2006**
Revenues	**¥ 181,906**	¥ 153,742	¥ 136,397	**$ 1,542**
Net income	**¥ 25,879**	¥ 16,991	¥ 10,425	**$ 219**

Sumisho Lease Co., Ltd. engages in a variety of financial services, including leasing and leasing-related financing services. Sumisho Lease Co., Ltd. is listed on the first sections of the Tokyo Stock Exchange and the Osaka Securities Exchange.

Jupiter Telecommunication Co., Ltd.

Jupiter Telecommunication Co., Ltd. ("Jupiter")'s summarized financial information as of March 31, 2006, 2005, and for the years ended March 31, 2006, 2005 and December 31, 2003:

	Millions of Yen		Millions of U.S. Dollars
	2006	2005	**2006**
Current assets	**¥ 61,100**	¥ 52,379	**$ 518**
Property and equipment, net	**282,432**	255,412	**2,393**
Other assets	**177,496**	167,007	**1,504**
Total assets	**¥ 521,028**	¥ 474,798	**$ 4,415**
Current liabilities	**¥ 54,148**	¥ 36,786	**$ 459**
Non-current liabilities	**210,306**	213,385	**1,782**
Shareholders' equity	**256,574**	224,627	**2,174**
Total liabilities and shareholders' equity	**¥ 521,028**	¥ 474,798	**$ 4,415**

	Millions of Yen			Millions of U.S. Dollars
	2006	2005	2004	**2006**
Revenues	**¥ 191,803**	¥ 165,492	¥ 143,159	**$ 1,625**
Net income	**¥ 20,352**	¥ 10,301	¥ 5,351	**$ 172**

Jupiter is a Multiple System Operator (MSO) in Japan that provides multi-channel broadcasting, internet, and telephony services. As of March 31, 2006, the Company held an approximately 25.9% interest in Jupiter, which is indirectly owned through LGI/Sumisho Super Media, LLC ("Super Media"), a holding company that owns shares in Jupiter. Super Media is 41.3%-owned by the Company and 58.7%-owned by Liberty Global, Inc. ("LGI"). In March 2005, Jupiter issued 1,091,500 common shares at ¥80,000 per share, or ¥87,320 million in total, in an initial public offering. As a result of this offering, the Companies recognized a gain of ¥12,603 million, related to the difference between the Companies' book value per share in the investment and the price at which shares were sold to third parties, classified as "Gain on issuances of stock by subsidiaries and associated companies" and recognized deferred income taxes of ¥5,167 million on the gain for the year ended March 31, 2005.

In April 2005, Jupiter issued 114,608 common shares at ¥76,000 ($644) per share, the same price as the subscription price of the shares issued and sold in an initial public offering, or ¥8,710 million ($74 million) in total to facilitate the settlement

of shares offered through over-allotment. As a result of this over-allotment, the Companies recognized a gain of ¥1,011 million ($9 million), related to the difference between the Companies' book value per share in the investment and the price at which shares were sold to third parties, classified as "Gain on issuances of stock by subsidiaries and associated companies" and recognized deferred income taxes of ¥414 million ($4 million) on the gain for the year ended March 31, 2006.

The Company and LGI have an agreement whereby the Company contribute substantially all of its remaining ownership interest in Jupiter to Super Media in September, 2005. Super Media will dissolve in March 2010 unless the Company and LGI agree otherwise.

P.T. Newmont Nusa Tenggara

P.T. Newmont Nusa Tenggara ("PTNNT")'s summarized financial information as of December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003:

	Millions of Yen		Millions of U.S. Dollars
	2006	2005	**2006**
Current assets	**¥ 67,565**	¥ 45,693	**$ 573**
Property and equipment, net	**171,104**	182,212	**1,450**
Other assets	**42,127**	8,028	**357**
Total assets	**¥ 280,796**	¥ 235,933	**$ 2,380**
Current liabilities	**¥ 83,078**	¥ 59,363	**$ 704**
Non-current liabilities	**107,973**	101,667	**915**
Shareholders' equity	**89,745**	74,903	**761**
Total liabilities and shareholders' equity	**¥ 280,796**	¥ 235,933	**$ 2,380**

	Millions of Yen			Millions of U.S. Dollars
	2006	2005	2004	**2006**
Revenues	**¥ 109,876**	¥ 116,015	¥ 73,404	**$ 931**
Net income	**¥ 27,490**	¥ 24,160	¥ 11,656	**$ 233**

PTNNT, an Indonesian corporation holds a Contract of Work ("COW") issued by the Indonesian government, under which it explores on and develops on an exclusive basis mineral resources within certain defined areas in Sumbawa, Lombok and Nusa Tenggara Barat, Indonesia.

PTNNT is 80%-owned by Nusa Tenggara Partnership V.O.F. ("NTP"), a general partnership organized under the laws of the Netherlands, and 20%-owned by P.T. Pukuafu Indah ("PTPI").

NTP is 43.75%-owned by Nusa Tenggara Mining Corporation, an approximately 74.3%-owned subsidiary of the Company, and 56.25%-owned by Newmont Indonesia Limited ("NIL"), a subsidiary of Newmont Mining Corporation ("Newmont"), both U.S. corporations. Both the Company and Newmont have significant participating rights in the NTP business and unanimous approval is needed for vital NTP decisions.

PTPI owns a 20% "carried interest," as its capital interest, in PTNNT totaling ¥16,138 million ($137 million) as of March 31, 2006. NTP funded this carried interest and PTPI agreed to assign 70% of its rights to dividends for PTNNT to repay the carried interest, including interest thereon, pursuant to an agreement with NIL. Including its share of this carried interest, the Company's economic interest in PTNNT amounted to approximately 30.5% as of March 31, 2006.

Under the COW, a portion of NTP must be offered for sale to the Indonesian government or to Indonesian nationals. If this offer is accepted, the effect of this provision, combined with the effect of the repayment of the carried interest, could potentially reduce NTP's economic interest in PTNNT to 49%, and that of the Company's to approximately 15.9%.

Newmont consolidated PTNNT in accordance with FIN46R. NTP accounted for its 94% investment in PTNNT under the equity method of accounting. PTNNT's summarized financial information is included in the summarized combined financial information of associated companies accounted for by equity method as of March 31, 2005 and 2004 and for the years ended March 31, 2006, 2005 and 2004.

The Companies engage in various agency transactions with associated companies involving sales by third parties to associated companies and sales by associated companies to third parties. Net fees earned on these transactions are not material. Transactions with associated companies are summarized as follows:

	Millions of Yen			Millions of U.S. Dollars
	2006	2005	2004	**2006**
Management and secondment fee, received	**¥ 3,880**	¥ 3,879	¥ 3,851	**$ 33**
Interest income	**1,982**	3,001	3,487	**17**
Interest expense	**646**	706	699	**5**

Financial Section

9. PROPERTY AND EQUIPMENT

Property and equipment, including property and equipment under capital leases (see Note 21) as of March 31, 2006 and 2005 consisted of the following:

	Millions of Yen		Millions of U.S. Dollars
	2006	2005	**2006**
Land and land improvements	**¥ 189,222**	¥ 204,089	**$ 1,603**
Buildings, including leasehold improvements	**354,788**	342,455	**3,007**
Machinery and equipment	**626,900**	537,134	**5,313**
Projects in progress	**21,705**	11,691	**184**
Mining rights	**71,067**	34,286	**602**
Total	**1,263,682**	1,129,655	**10,709**
Less: Accumulated depreciation	**(444,179)**	(409,263)	**(3,764)**
Property and equipment, net	**¥ 819,503**	¥ 720,392	**$ 6,945**

Depreciation expense for the years ended March 31, 2006, 2005 and 2004 was ¥77,222 million ($654 million), ¥64,548 million and ¥71,063 million, respectively.

For the years ended March 31, 2005 and 2004, wholly-owned subsidiaries of the Company sold parts of their office buildings and recognized gains amounting to approximately ¥12.8 billion and ¥12 billion, respectively, which were included in "Gain (loss) on sale of property and equipment, net" in the accompanying Consolidated Statements of Income.

The Companies sold and leased back the corporate headquarters building (Harumi Triton Square Office Tower Y) at April 4, 2005 in a transaction accounted for as sale and operating leaseback. The net carrying amount of this building as of March 31, 2005 was ¥84,983 million, and this amount was included as an asset held for sale in "Other current assets" in the accompanying Consolidated Balance Sheets.

The Companies assess the potential impairment of all material long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Certain assets, primarily real estate held for rent in Yokohama in Materials & Real Estate, were deemed to be impaired in the year ended March 31, 2005, and certain assets, including aircraft and real estate, were deemed to be impaired in the year ended March 31, 2004 reflecting the weak market conditions for real estate in Japan. The losses recognized from the impairment of such assets for the years ended March 31, 2006, 2005 and 2004 were applicable to the following segments:

	Millions of Yen			Millions of U.S. Dollars
	2006	2005	2004	**2006**
Metal Products	**¥ 725**	¥ 156	¥ —	**$ 6**
Transportation & Construction Systems	**1,921**	418	1,659	**16**
Machinery & Electric	**35**	42	—	**0**
Mineral Resources & Energy	**98**	1,670	—	**1**
Consumer Goods & Service	**904**	938	—	**8**
Materials & Real Estate	**338**	12,736	650	**3**
Domestic Regional Business Units and Offices	**1,265**	—	627	**11**
Overseas Subsidiaries and Branches	**—**	659	—	**—**
Corporate and Eliminations	**543**	865	2,242	**4**
Total	**¥ 5,829**	¥ 17,484	¥ 5,178	**$ 49**

These amounts were included in "Impairment losses on long-lived assets" in the accompanying Consolidated Statements of Income. Such impairment losses were calculated based on appraisals for assets or using the best estimates of discounted future cash flows based on realistic assumptions as to continuing operations.

10. GOODWILL AND OTHER INTANGIBLE ASSETS

(a) Intangible Assets

The components of intangible assets subject to amortization as of March 31, 2006 and 2005 are as follows:

	Millions of Yen			Millions of U.S. Dollars		
	2006			**2006**		
	Gross amount	Accumulated amortization	Net carrying value	Gross amount	Accumulated amortization	Net carrying value
Software	**¥ 60,439**	**¥ 36,142**	**¥ 24,297**	**$ 512**	**$ 306**	**$ 206**
Sales licenses, trademarks and customer relationships	**124,471**	**13,154**	**111,317**	**1,054**	**111**	**943**
Other	**12,086**	**2,528**	**9,558**	**103**	**22**	**81**
Total	**¥ 196,996**	**¥ 51,824**	**¥145,172**	**$ 1,669**	**$ 439**	**$ 1,230**

	Millions of Yen		
	2005		
	Gross amount	Accumulated amortization	Net carrying value
Software	¥ 60,242	¥ 31,000	¥ 29,242
Sales licenses, trademarks and customer relationships	37,905	9,108	28,797
Other	5,413	1,213	4,200
Total	¥ 103,560	¥ 41,321	¥ 62,239

Intangible assets subject to amortization acquired during the year ended March 31, 2006 were ¥86,374 million ($732 million), primarily consisting of "Acquisitions" described in Note 3. Intangible assets subject to amortization acquired during the year ended March 31, 2005 were ¥36,243 million, primarily consisting of software of ¥11,648 million, import and sales license of a German luxury chenille fabric brand of ¥7,742 million and sales license of pet care products in the U.S., of ¥3,409 million. During the year ended March 31, 2005, some subsidiaries changed their fiscal year-ends to March 31, mainly from December 31, in order to conform the subsidiaries' year ends with that of the company. The earnings or losses of the subsidiaries for the stub period of the fiscal year exceeding 12 months were directly credited or charged to unappropriated retained earnings in order to maintain the comparability of periodic earnings. Intangible assets subject to amortization acquired during the concerned stub period were ¥4,346 million ($39 million). The weighted-average amortization periods are five years for software, twenty years for sales licenses, trademarks and customer relationships, and sixteen years for other. Aggregate amortization expense for the years ended March 31, 2006 and 2005 was ¥17,017 million ($144 million) and ¥13,419 million, respectively. Estimated amortization expenses for the next five years ending March 31 are: ¥20,249million ($172 million) in 2007, ¥17,549 million ($149 million) in 2008, ¥13,482 million ($114 million) in 2009, ¥9,817 million ($83 million) in 2010, and ¥8,209 million ($70 million) in 2011, respectively.

The components of intangible assets not subject to amortization as of March 31, 2006 and 2005 are as follows:

	Millions of Yen		Millions of U.S. Dollars
	2006	2005	**2006**
Leaseholds on land	**¥ 17,441**	¥ 16,944	**$ 148**
Trademarks	**1,112**	13,454	**9**
Other	**893**	555	**8**
Total	**¥ 19,446**	¥ 30,953	**$ 165**

In accordance with SFAS No.142, these intangible assets were tested for impairment. During the year ended March 31, 2006 and 2005, the Companies recognized impairment losses of ¥6,103 million ($52 million) and ¥11,772 million, respectively. These amounts were included in "Impairment losses on long-lived assets" in the accompanying Consolidated Statements of Income. Impairment losses recorded for the year ended March 31, 2006 consist primarily of ¥4,785 million ($41 million) for the write-down of intangible assets related to an acquired brand name in the U.S. Fair value was determined based on the dis-

counted cash flow of a revised business plan. The brand name intangible asset of ¥9,328 million ($79 million) (net of the impairment charge) was reclassified from intangible assets not subject amortization to intangible assets subject to amortization in 2006 and is being amortized over its estimated useful life. This impaired asset was included in the Chemical Business Unit segment and Overseas Subsidiaries and Branches segment. Impairment losses recorded for the year ended March 31, 2005 were primarily related to a leasehold on land of real estate for rent in Yokohama of ¥10,851 million, the amount of which was based on appraised value. This impaired asset was included in the Materials & Real Estate Business Unit segment.

(b) Goodwill

The following table shows changes in the carrying amount of goodwill by operating segment for the years ended March 31, 2006 and 2005:

	Millions of Yen				
As of March 31, 2006:	Balance, beginning of year	Acquisition	Impairment losses	Foreign currency translation adjustments and other	Balance, end of year
Metal Products	¥ —	¥ 1,349	¥ —	¥ 10	¥ 1,359
Transportation & Construction Systems	861	14,897	—	(222)	15,536
Media, Electronics & Network	3,813	5,044	—	—	8,857
Chemical	4,253	65	—	1,318	5,636
Consumer Goods & Service	896	1,003	—	16	1,915
Materials & Real Estate	—	19,831	—	(366)	19,465
Overseas Subsidiaries and Branches	10,552	29,945	(491)	1,872	41,878
Total	¥ 20,375	¥ 72,134	¥ (491)	¥ 2,628	¥ 94,646

	Millions of Yen				
As of March 31, 2005:	Balance, beginning of year	Acquisition	Impairment losses	Foreign currency translation adjustments and other	Balance, end of year
Transportation & Construction Systems	¥ 819	¥ —	¥ —	¥ 42	¥ 861
Media, Electronics & Network	2,885	928	—	—	3,813
Chemical	—	4,445	—	(192)	4,253
Consumer Goods & Service	—	896	—	—	896
Overseas Subsidiaries and Branches	3,464	7,737	(292)	(357)	10,552
Total	¥ 7,168	¥ 14,006	¥ (292)	¥ (507)	¥ 20,375

	Millions of U.S. Dollars				
As of March 31, 2006:	Balance, beginning of year	Acquisition	Impairment losses	Foreign currency translation adjustments and other	Balance, end of year
Metal Products	$ —	$ 11	$ —	$ 0	$ 11
Transportation & Construction Systems	7	126	—	(2)	131
Media, Electronics & Network	32	43	—	—	75
Chemical	36	1	—	11	48
Consumer Goods & Service	8	9	—	0	17
Materials & Real Estate	—	168	—	(3)	165
Overseas Subsidiaries and Branches	89	254	(4)	16	355
Total	$ 172	$ 612	$ (4)	$ 22	$ 802

In accordance with SFAS No. 142, these goodwill were tested for impairment. During the years ended March 31, 2006 and 2005, the Companies recognized impairment losses of ¥491 million ($4 million) and ¥292 million, respectively. These amounts were included in "Impairment losses on long-lived assets" in the accompanying Consolidated Statements of Income.

During the year ended March 31, 2006, some subsidiaries changed their fiscal year-ends to March 31, mainly from December 31, in order to conform the subsidiaries' year ends with that of the company. Goodwill acquired during the stub period of the fiscal year exceeding 12 months was ¥1,099 million ($9 million) and was included in "Foreign currency translation adjustments and other."

The Companies recognized preliminary estimates with respect to the value of the underlying net assets of the acquired companies in determining amounts of goodwill. These amounts of goodwill may be adjusted upon completion of the purchase price allocation.

11. SHORT-TERM AND LONG-TERM DEBT

Short-term debt as of March 31, 2006 and 2005 consisted of the following:

	Millions of Yen				Millions of U.S. Dollars
	2006		2005		2006
		Weighted average interest rate		Weighted average interest rate	
Loans, principally from banks	**¥ 408,684**	**3.67%**	¥ 299,943	2.93%	**$ 3,464**
Commercial paper	**130,883**	**2.18**	112,274	0.79	**1,109**
	¥ 539,567		¥ 412,217		**$ 4,573**

The interest rates represent weighted average rates in effect as of March 31, 2006 and 2005 though the range of the interest rates varies by borrowing currency.

The Companies have line of credit agreements available for immediate borrowing with syndicates of domestic and foreign banks, in the amount of $1,050 million with foreign banks and ¥350,000 million ($2,966 million) with domestic banks. All of these lines of credit were unused as of March 31, 2006.

Long-term debt as of March 31, 2006 and 2005 and interest rates as of March 31, 2006 consisted of the following:

	Millions of Yen		Millions of U.S. Dollars
	2006	2005	2006
Secured long-term debt:			
Banks and insurance companies, maturing serially through 2019, average rate 3.01%	**¥ 208,496**	¥ 249,182	**$ 1,767**
Bonds payable in Indonesian rupee due,			
2006, fixed rates 8.37% to 13.37%	**3,863**	3,390	**33**
2007, fixed rates 10.62% to 13.12%	**5,615**	4,520	**48**
2008, fixed rate 10.85%	**1,366**	—	**12**
Unsecured long-term debt:			
Banks and insurance companies, maturing serially through 2025, average rate 1.58%	**1,897,985**	1,739,810	**16,085**
Bonds payable in Euro due,			
2005	**—**	42,313	**—**
Bonds payable in Japanese yen due,			
2006, fixed rates 1.45% to 1.51%	**20,000**	20,000	**169**
2007, fixed and floating rates 1.86% to 2.13%	**20,313**	20,778	**172**
2008, fixed rate 0.84%	**13,972**	14,054	**118**
2010, fixed rates 0.81% to 2.07%	**29,626**	30,600	**251**
2011, fixed rates 0.82% to 1.28%	**30,983**	31,815	**263**
2012, fixed and floating rates 1.07% to 2.20%	**28,843**	30,197	**244**
2013, fixed and floating rates 1.08% to 1.87%	**53,217**	40,601	**451**
2014, fixed and floating rates 1.51% to 2.24%	**29,481**	30,592	**250**
2015, floating rate 1.17%	**14,530**	—	**123**
2016, fixed rate 1.70%	**24,455**	—	**207**
2017, floating rate 1.96%	**9,189**	10,089	**78**
2018, fixed and floating rates 1.90% to 2.37%	**23,493**	—	**199**
Various notes and bonds, maturing serially through 2018, average rate 1.76%	**197,513**	159,992	**1,674**
Capital lease obligations	**67,867**	58,375	**575**
Other	**213,714**	186,515	**1,811**
	2,894,521	2,672,823	**24,530**
Less: Current maturities	**(447,351)**	(459,172)	**(3,791)**
	¥ 2,447,170	¥ 2,213,651	**$ 20,739**

Financial Section

Annual maturities of long-term debt as of March 31, 2006 are as follows:

Year ending March 31,	Millions of Yen	Millions of U.S. Dollars
2007	¥ 447,351	$ 3,791
2008	444,605	3,768
2009	335,584	2,844
2010	284,911	2,415
2011	371,632	3,149
2012 and thereafter	1,010,438	8,563
Total	¥ 2,894,521	$ 24,530

Most of short-term and long-term loans from banks contain certain covenants. The banks may, under certain conditions, require the Companies to provide collateral (or additional collateral) or guarantors. The banks may treat any collateral as collateral for all indebtedness to such banks. Several of the loan agreements require maintenance of certain financial ratios and minimum levels of tangible net worth. Default provisions of certain agreements grant certain rights of possession to the banks. The borrower may be required to make early repayments of outstanding amounts under some agreements, principally with government-owned financial institutions, if the lender concludes that the borrower is able to repay the outstanding amount through improved earnings or from the proceeds of an equity or debt offering, and makes such prepayment request. Certain agreements provide that the banks may require the borrower to receive bank approval prior to the payment of dividends and other appropriations of earnings, before presentation to the shareholders. The Companies have not been asked to make any such prepayment during the years ended March 31, 2006, 2005 and 2004 and currently do not anticipate any prepayment request.

The Companies have been in compliance with all of the short-term borrowing and long-term debt obligation covenants for the years ended March 31, 2006, 2005 and 2004.

Pledged assets

The following table summarizes the book value of assets pledged as collateral for short-term debt, other current liabilities and long-term debt, including current maturities of long-term debt of the Companies as of March 31, 2006:

	Millions of Yen	Millions of U.S. Dollars
Marketable securities and investments	¥ 65,203	$ 553
Trade receivables and long-term receivables	280,946	2,380
Property and equipment, net	50,382	427
	¥ 396,531	$ 3,360

Such collateral secured the following obligations:

	Millions of Yen	Millions of U.S. Dollars
Short-term debt	¥ 16,581	$ 141
Other current liabilities	7,457	63
Long-term debt, including current maturities of long-term debt	286,480	2,428
	¥ 310,518	$ 2,632

Trust receipts issued under customary import financing arrangements give recipient banks a security interest in the merchandise imported and/or the accounts receivable or sales proceeds resulting from the sale of such merchandise. The Companies repay the related notes and acceptances payable at the maturity dates without applying the sales proceeds to specific notes or acceptances. The large number of transactions makes it impracticable to determine the aggregate amounts of assets covered by outstanding trust receipts.

12. INCOME TAXES

The Company is subject to a national corporate tax of 30%, an inhabitant tax of 6.21% and a deductible business tax between 7.56% and 10.08%, which in the aggregate resulted in a statutory income tax rate of approximately 41%, 41% and 42% for the years ended March 31, 2006, 2005 and 2004, respectively. On March 24, 2003, the Japanese Diet approved the Amendments to Local Tax Law, which reduce statutory business income tax rates from 9.6% to 7.2%. Accordingly, the Company's effective business tax rate was lowered from 10.08% to 7.56%. Consequently, the Company's aggregate statutory income tax rate was reduced to approximately 41%, effective for fiscal years beginning on or after April 1, 2004. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

Income before income taxes and minority interests in earnings of subsidiaries for the years ended March 31, 2006, 2005 and 2004 is as follows:

	Millions of Yen			Millions of U.S. Dollars
	2006	2005	2004	**2006**
Domestic	**¥ 132,613**	¥ 76,638	¥ 75,948	**$ 1,124**
Foreign	**115,194**	74,711	33,087	**976**
Total	**¥ 247,807**	¥ 151,349	¥109,035	**$ 2,100**

Income tax provision (benefit) for the years ended March 31, 2006, 2005 and 2004 is as follows:

	Millions of Yen			Millions of U.S. Dollars
	2006	2005	2004	**2006**
Current:				
Domestic	**¥ 35,398**	¥ 17,538	¥ 15,697	**$ 300**
Foreign	**30,066**	17,613	9,047	**255**
Deferred:				
Domestic	**13,105**	16,016	11,184	**111**
Foreign	**2,168**	6,682	(231)	**18**
Total	**¥ 80,737**	¥ 57,849	¥ 35,697	**$ 684**

The reconciliation between the statutory income tax rate in Japan and the Companies' effective income tax rate reflected in the accompanying Consolidated Statements of Income for the years ended March 31, 2006, 2005 and 2004 is summarized as follows:

	%		
	2006	2005	2004
Tax statutory income tax rate in Japan	**41.0%**	41.0%	42.0%
Increases (decreases) in tax rate due to:			
Expenses not deductible for tax purposes	**1.2**	2.1	1.9
Tax effect on undistributed earnings of associated companies and corporate joint ventures	**(1.8)**	(0.7)	(1.9)
Changes in valuation allowance	**0.3**	0.6	(5.6)
Difference in statutory tax rate of foreign subsidiaries	**(5.3)**	(4.7)	(4.6)
Effect of change in enacted tax rate	**—**	—	(0.1)
Other—net	**(2.8)**	(0.1)	1.0
The Companies' effective income tax rate	**32.6%**	38.2%	32.7%

Total income taxes recognized for the years ended March 31, 2006, 2005 and 2004 are allocated as follows:

	Millions of Yen			Millions of U.S. Dollars
	2006	2005	2004	**2006**
Income before income taxes and minority interests in earnings of subsidiaries	**¥ 80,737**	¥ 57,849	¥ 35,697	**$ 684**
Shareholders' equity:				
Net unrealized holding gains on securities available-for-sale	**107,680**	22,176	54,899	**913**
Foreign currency translation adjustments	**3,316**	507	3,854	**28**
Net unrealized gains (losses) on derivatives	**(4,964)**	(386)	257	**(42)**
Total income taxes	**¥ 186,769**	¥ 80,146	¥ 94,707	**$ 1,583**

The tax effects of temporary difference that give rise to significant components of deferred tax assets and liabilities as of March 31, 2006 and 2005 are as follows:

	Millions of Yen		Millions of U.S. Dollars
	2006	2005	**2006**
Assets:			
Net operating loss carry forwards	**¥ 16,660**	¥ 46,445	**$ 141**
Investment securities	**46,787**	37,929	**397**
Inventories and long-lived assets	**44,280**	40,960	**375**
Allowance for doubtful receivables	**9,873**	12,457	**84**
Accrued pension and retirement benefits	**10,179**	8,732	**86**
Accrual and other	**19,882**	9,752	**168**
Gross deferred tax assets	**147,661**	156,275	**1,251**
Less: Valuation allowance	**(12,271)**	(10,559)	**(104)**
Deferred tax assets, less valuation allowance	**135,390**	145,716	**1,147**
Liabilities:			
Investment in marketable securities	**(183,874)**	(75,584)	**(1,558)**
Deferred gain on sales of property for tax purposes	**(27,824)**	(43,926)	**(236)**
Securities contributed to the Trust	**(22,773)**	(22,944)	**(193)**
Undistributed earnings of subsidiaries and associated companies	**(40,625)**	(27,754)	**(344)**
Long-lived assets	**(33,893)**	(4,118)	**(287)**
Other	**(12,288)**	(8,651)	**(104)**
Gross deferred tax liabilities	**(321,277)**	(182,977)	**(2,722)**
Net deferred tax liabilities	**¥ (185,887)**	¥ (37,261)	**$ (1,575)**

Deferred income taxes as of March 31, 2006 and 2005 are reflected in the accompanying Consolidated Balance Sheets as follows:

	Millions of Yen		Millions of U.S. Dollars
	2006	2005	**2006**
Assets:			
Deferred income taxes	**¥ 31,998**	¥ 39,161	**$ 271**
Deferred income taxes, non-current	**13,511**	10,149	**114**
Liabilities:			
Other current liabilities	**(1,032)**	(863)	**(8)**
Deferred income taxes, non-current	**(230,364)**	(85,708)	**(1,952)**
Net deferred tax liabilities	**¥ (185,887)**	¥ (37,261)	**$ (1,575)**

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at March 31, 2006. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The net change in the total valuation allowance for the years ended March 31, 2006, 2005 and 2004 was an increase of ¥1,712 million ($15 million), a decrease of ¥82 million and a decrease of ¥3,342 million, respectively.

The valuation allowance primarily relates to valuation allowance for deferred tax assets associated with net operating loss carryforwards incurred by certain foreign subsidiaries. The Company has performed an analysis for each of these subsidiaries to assess their ability to realize such deferred tax assets. Considering scheduled reversals of deferred tax liabilities, projections for future taxable income, historical performance, tax planning strategies, market conditions and other factors, as appropriate, management believes it is more likely than not that these subsidiaries will realize their respective deferred tax assets (principally net operating loss carry forwards) net of existing valuation allowance, as of March 31, 2006.

During the year ended March 31, 2004, the Company reversed a valuation allowance for deferred tax assets, amounting to ¥4,481 million, related to tax loss carryforwards of Nusa Tenggara Mining Corporation ("NTMC"), an approximately 74.3%-owned subsidiary of the Company, and deferred tax assets relating to NTMC's share of accumulated losses of the Batu Hijau project through its investment in the Nusa Tenggara Partnership (see Note 8). This reversal was based on the Company's projection of PTNNT earnings, which were calculated with reference to copper and gold prices under current market conditions. The Company considered that it was more likely than not that the deferred tax assets will be realized and a valuation allowance was no longer necessary.

As of March 31, 2006 and 2005, the Company has not provided a deferred tax liability on the undistributed earnings of its foreign subsidiaries and foreign corporate joint ventures because the Company does not intend to repatriate those unremitted earnings in the foreseeable future. A deferred tax liability will be recognized when the Company no longer plans to permanently reinvest the undistributed earnings. As of March 31, 2006 and 2005, the amounts of undistributed earnings of such foreign subsidiaries and foreign corporate joint ventures on which a deferred tax liability has not been recognized in the accompanying consolidated financial statements totaled to ¥248,401 million ($2,105 million) and ¥180,556 million, respectively. Calculation of the unrecognized deferred tax liability is not practicable.

As of March 31, 2006, the Companies have aggregate net operating loss carryforwards of ¥38,115 million ($323 million), which may be used as a deduction in the determination of taxable income in future periods. If not utilized, such loss carryforwards expire as follows:

Year ending March 31,	Millions of Yen	Millions of U.S. Dollars
2007	**¥ 1,562**	**$ 13**
2008	**514**	**4**
2009	**1,400**	**12**
2010	**2,253**	**19**
2011	**3,727**	**32**
2012 and thereafter	**28,659**	**243**
Total	**¥ 38,115**	**$ 323**

13. ACCRUED PENSION AND RETIREMENT BENEFITS

The Company has non-contributory defined benefit pension plans (the "Plans") covering substantially all employees other than directors and executive officers. The Plans provide benefits based upon years of service, compensation at the time of severance, and other factors.

Most of the subsidiaries have unfunded retirement benefit plans and/or funded pension plans. Employees, other than directors, are entitled to, under most circumstances, upon mandatory retirement at normal retirement age or earlier termination of employment, lump-sum retirement benefits based on compensation at the time of retirement, years of service and other factors.

Net periodic pension costs for the years ended March 31, 2006, 2005 and 2004 include the following components:

	Millions of Yen			Millions of U.S. Dollars
	2006	2005	2004	**2006**
Service cost — benefits earned during the year	**¥ 7,185**	¥ 7,143	¥ 6,288	**$ 61**
Interest cost on projected benefit obligation	**4,862**	4,280	4,516	**41**
Expected return on plan assets	**(4,593)**	(4,070)	(2,928)	**(39)**
Amortization of unrecognized actuarial loss	**5,147**	6,565	8,845	**44**
Amortization of unrecognized prior service cost	**61**	(11)	37	**0**
Loss on settlements and curtailments	**1,430**	383	—	**12**
Net periodic pension cost	**¥ 14,092**	¥ 14,290	¥ 16,758	**$ 119**

The reconciliation of beginning and ending balances of the projected benefit obligations and the fair value of the plan assets is as follows:

	Millions of Yen		Millions of U.S. Dollars
	2006	2005	**2006**
Change in benefit obligations:			
Projected benefit obligations, beginning of year	**¥ 192,235**	¥ 194,794	**$ 1,629**
Effect of the change in the reporting period of subsidiaries	**(2,107)**	—	**(18)**
Service cost	**7,185**	7,143	**61**
Interest cost	**4,862**	4,280	**41**
Actuarial (gain) loss	**1,618**	(9,992)	**14**
Plan amendments	**852**	231	**7**
Benefits paid	**(8,385)**	(7,122)	**(71)**
Settlements	**(1,035)**	(929)	**(9)**
Acquisitions and divestitures	**2,833**	3,919	**24**
Foreign currency translation adjustments	**513**	(89)	**5**
Projected benefit obligations, end of year	**198,571**	192,235	**1,683**
Change in plan assets:			
Fair value of plan assets, beginning of year	**185,617**	185,424	**1,573**
Effect of the change in the reporting period of subsidiaries	**(1,971)**	—	**(17)**
Actual return on plan assets	**30,533**	(4,127)	**259**
Employer contribution	**13,756**	8,600	**117**
Benefits paid from plan assets	**(7,097)**	(6,652)	**(60)**
Settlements	**(2,380)**	(514)	**(20)**
Acquisitions and divestitures	**1,598**	2,912	**14**
Foreign currency translation adjustments	**323**	(26)	**2**
Fair value of plan assets, end of year	**220,379**	185,617	**1,868**
Funded status	**21,808**	(6,618)	**185**
Unrecognized actuarial loss	**48,363**	78,310	**410**
Unrecognized prior service cost	**933**	116	**8**
Net amount recognized	**¥ 71,104**	¥ 71,808	**$ 603**
Amounts recognized in the accompanying Consolidated Balance Sheets consist of:			
Other current assets and Prepaid expenses, non-current (Prepaid cost for retirement benefits)	**84,284**	83,590	**714**
Accrued pension and retirement benefits	**(13,180)**	(11,782)	**(111)**
Net amount recognized	**¥ 71,104**	¥ 71,808	**$ 603**

The measurement dates used to determine the benefit obligations are mainly March 31 of each year.

The Company contributed certain marketable equity securities as described in Note 5 to an employee retirement benefit trust (the "Trust") in the year ended March 31, 2004. Those securities and cash held in this trust are qualified plan assets under SFAS No. 87, "Employers' Accounting for Pensions."

The Companies' funding policy is based on a number of factors including the tax deductibility of contributions, funded status, actuarial calculations and other considerations. Contributions are intended to provide not only for benefits attributable to service to date but also for those expected to be earned in the future. Also, the Company may contribute certain marketable equity securities, or cash to the Trust in order to maintain a sufficient level of funding at the end of fiscal year.

The asset allocations are as follows:

	2006 Actual allocation	2005 Actual allocation
Equity securities	**56%**	57%
Debt securities	**30%**	27%
Other*	**14%**	16%
Total	**100%**	100%

*Other mainly includes cash, alternative investments and life insurance company general accounts.

The Companies set investment policies, strategies and target allocation and oversees the investment allocation process, which includes selecting investment managers, commissioning periodic asset-liability studies, setting long-term strategic targets and monitoring asset allocations. The target allocations are guidelines, not limitations, and occasionally the Companies will approve an allocation above or below a target allocation.

The Companies' target allocation is 53% equity securities, 31% debt securities and 16% other.

Assumptions used for the years ended March, 31 2006, 2005 and 2004 in determining costs and the funded status information shown above are principally as follows:

Weighted average assumptions used to determine the net periodic benefit cost

	2006	2005	2004
Discount rate	**2.6%**	2.2%	2.7%
Expected long-term rate of return on plan assets	**2.3%**	2.2%	2.0%
Rate of expectable salary increase	**2.7%**	2.7%	2.8%

Weighted average assumptions used to determine the benefit obligations

	2006	2005
Discount rate	**2.6%**	2.6%
Rate of expectable salary increase	**3.0%**	2.7%

The Companies' expected long-term rate of return on plan assets assumption is derived from a detailed study that includes a review of the asset allocation strategy, anticipated future long-term performance of individual asset classes, risks and correlations for each of the asset classes that comprise the funds' asset mix.

The accumulated benefit obligations for the defined benefit plans of the Companies are as follows:

	Millions of Yen		Millions of U.S. Dollars
	2006	2005	**2006**
Accumulated benefit obligations, end of year	**¥ 190,931**	¥ 185,052	**$ 1,618**

The employer's contributions expected to be paid for the year ending March 31, 2007 are ¥11,092 million ($94 million).

Benefits expected to be paid in the future are as follows:

Year ending March 31,	Millions of Yen	Millions of U.S. Dollars
2007	**¥ 10,799**	**$ 91**
2008	**10,477**	**89**
2009	**10,504**	**89**
2010	**10,685**	**91**
2011	**10,839**	**92**
2012 - 2016	**56,465**	**478**
Total	**¥ 109,769**	**$ 930**

Financial Section

In addition to unfunded retirement benefit plans or funded pension plans, certain domestic subsidiaries and associated companies also participate in a multiemployer defined benefit pension plan, recognizing the required contributions for a period as net pension cost and recognizing any contributions due and unpaid as a liability. The total amount of the domestic subsidiaries' contributions to the plan for the years ended March 31, 2006, 2005 and 2004 were ¥ 1,972 million ($17 million), ¥1,179 million and ¥1,830 million, respectively.

14. SHAREHOLDERS' EQUITY

(a) Common Stock and Additional Paid-in Capital

Under the Commercial Code of Japan ("the Code"), at least 50% of the proceeds of certain issues of common shares, including exercise of warrants, shall be credited to the common stock account. The remainder of the proceeds shall be credited to the additional paid-in capital. The Code permits, upon approval of the Board of Directors, transfer of amounts from additional paid-in capital to the common stock account. The Code permits, upon approval of the Board, the total issuing price could be credited to the APIC, when the Company exchanges shares of the Company for shares of acquired entities.

As discussed in Note 3, the fair value of the Company shares transferred in accordance with Share Exchange Agreement related to Sumisho Auto Leasing Corporation was credited to additional paid-in capital.

(b) Appropriated for Legal Reserve

The Code provides that at least 10% of all cash dividend payments and bonuses to directors, made as an appropriation of retained earnings applicable to each fiscal period, shall be appropriated as a legal reserve until an aggregate amount of additional paid-in capital and legal reserve equals 25% of common stock. The legal reserve may be used to eliminate or reduce a deficit, transferred to common stock, or transferred to retained earnings until an aggregate amount of additional paid-in capital and the legal reserve equals 25% of common stock, by resolution of the shareholders.

For the year ended March 31, 2006, there was an increase of ¥10 million ($0 million) in "Appropriated for legal reserve" in the accompanying Consolidated Balance Sheets as a result of the merger between the Company and Osaka Hokko Development Co., Ltd..

(c) Unappropriated Retained Earnings and Dividends

Retained earnings available for dividends under the Code is based on the amount recorded in the Company's general accounting records maintained in accordance with accounting principles generally accepted in Japan. The U.S. GAAP adjustments included in the accompanying consolidated financial statements but not recorded in the general accounting records, as explained under "Summary of Significant Accounting Policies" in Note 2, have no effect in determining retained earnings available for dividends under the Code.

The Code limits the amount of retained earnings available for dividends. Retained earnings of ¥177,211 million ($1,502 million) and ¥154,177 million, shown by the Company's accounting records as of March 31, 2006 and 2005, respectively, exclusive of the amount previously appropriated for legal reserve, were not restricted by the limitations under the Code.

The Code permits transfers, upon shareholder approval, of a portion of unappropriated retained earnings available for dividends to common stock without issuance of any shares.

Dividends are approved by the shareholders at the ordinary general meeting of shareholders held subsequent to the statutory fiscal period to which the dividends are payable to shareholders. Interim dividends are approved by the Board of Directors for the interim six-month period. Dividends are reported in the accompanying Consolidated Statements of Shareholders' Equity and Comprehensive Income when approved.

The Board of Directors intends to recommend to the shareholders, at the ordinary general meeting of shareholders to be held on June 23, 2006, the declaration of a cash dividend to shareholders of record as of March 31, 2006 of ¥14 ($0.12) per share for a total of ¥17,496 million ($148 million).

The Company does not expect the enforcement of the Company Law of Japan (the "Law") which will become effective on May 1, 2006 will have a material impact in determining retained earnings available for dividends under the Law.

(d) Stock Option Plan

The Company has stock option plans for directors, executive officers of the Company, and corporate officers under the Company's qualification system. Under the plans, each stock option granted entitles the recipient to acquire 1,000 shares of common stock at an exercise price equal to the greater of (i) 105% of the average closing market price of the Company's common stock on the Tokyo Stock Exchange for the calendar month before the grant date (excluding days when there were no transactions), or (ii) the closing market price of the Company's common stock on the Tokyo Stock Exchange on the grant date (or the closing market price on the day immediately preceding such date, if there were no transactions on such date).

The options granted vested 100% at grant date. The options granted are exercisable starting April 1 of the fiscal year after the fiscal year in which they are granted. They are exercisable for four years and three months from that date. For the recognition of compensation expense related to the fixed price stock option plans for the years ended March 31, 2006, 2005 and 2004, see Note 2.

On June 24, 2005, the shareholders authorized the issue of new stock options up to 177,000 shares of common stock before the ordinary general meeting of shareholders to be held in 2006. Options for 177,000 shares were granted under this authorization. The Board intends to propose to the shareholders at the ordinary general meeting of shareholders to be held on June 23, 2006, the authorization of an additional issue of new

stock options for up to 189,000 shares of common stock.

The Board intends to propose to the shareholders at the ordinary general meeting of shareholders to be held on June 23, 2006, the authorization of an issue of new stock options for up to 150,000 shares of common stock based on a Stock-Linked compensation plan for directors and executive officers. Under the plan, each stock option granted entitles the recipient to acquire 1,000 shares of common stock at an exercise price equal to ¥1 per share.

The following table summarizes information about stock option activity for the years ended March 31, 2006, 2005 and 2004:

	2006			2005		2004	
	Number of shares	Weighted average exercise price	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
		Yen	U.S. Dollars		Yen		Yen
Outstanding, beginning of year	**530,000**	**¥ 826**	**$ 7**	487,000	¥ 798	391,000	¥ 890
Granted	**177,000**	**948**	**8**	181,000	873	167,000	632
Exercised	**218,000**	**714**	**6**	48,000	738	—	—
Cancelled or expired	**122,000**	**1,034**	**9**	90,000	818	71,000	910
Outstanding, end of year	**367,000**	**882**	**7**	530,000	826	487,000	798
Options exercisable, end of year	**191,000**	**¥ 821**	**$ 7**	357,000	¥ 803	320,000	¥ 885

The following table summarizes information about stock options outstanding and exercisable as of March 31, 2006:

	Outstanding				Exercisable		
Exercisable price range	Number of shares	Weighted average exercise price	Weighted average exercise price	Weighted average remaining life	Number of shares	Weighted average exercise price	Weighted average exercise price
Yen		Yen	U.S. Dollars			Yen	U.S. Dollars
¥ 601 — 800	**45,000**	**¥ 654**	**$ 6**	**2.03**	**45,000**	**¥ 654**	**$ 6**
801 — 1,000	**322,000**	**914**	**8**	**3.73**	**146,000**	**872**	**7**
	367,000	**¥ 882**	**$ 7**	**3.52**	**191,000**	**¥ 821**	**$ 7**

15. OTHER COMPREHENSIVE INCOME (LOSS)

Changes in each component of accumulated other comprehensive income (loss) for the years ended March 31, 2006, 2005 and 2004 are as follows:

	Millions of Yen			Millions of U.S. Dollars
	2006	2005	2004	**2006**
Net unrealized holding gains (losses) on securities available-for-sale:				
Balance, beginning of year	**¥ 98,651**	¥ 70,108	¥ (9,377)	**$ 836**
Adjustment for the year	**152,362**	28,543	79,485	**1,291**
Balance, end of year	**¥251,013**	¥ 98,651	¥ 70,108	**$ 2,127**
Foreign currency translation adjustments:				
Balance, beginning of year	**¥ (80,141)**	¥ (80,896)	¥ (54,797)	**$ (679)**
Adjustment for the year	**52,391**	755	(26,099)	**444**
Balance, end of year	**¥ (27,750)**	¥ (80,141)	¥ (80,896)	**$ (235)**
Net unrealized gains (losses) on derivatives:				
Balance, beginning of year	**¥ (1,427)**	¥ (449)	¥ (819)	**$ (12)**
Adjustment for the year	**(8,069)**	(978)	370	**(68)**
Balance, end of year	**¥ (9,496)**	¥ (1,427)	¥ (449)	**$ (80)**
Total accumulated other comprehensive income (loss):				
Balance, beginning of year	**¥ 17,083**	¥ (11,237)	¥ (64,993)	**$ 145**
Adjustment for the year	**196,684**	28,320	53,756	**1,667**
Balance, end of year	**¥213,767**	¥ 17,083	¥ (11,237)	**$ 1,812**

Tax effects allocated to each component of other comprehensive income (loss) are as follows:

2006:

	Millions of Yen		
	Pretax amount	Tax (expense) or benefit	Net-of-tax amount
Net unrealized holding gains on securities available-for-sale:			
Unrealized holding gains arising during the year	**¥ 272,421**	**¥ (112,714)**	**¥ 159,707**
Effect of the change in the reporting period of subsidiaries and associated companies	**(48)**	**17**	**(31)**
Reclassification adjustment for gains included in net income	**(12,331)**	**5,017**	**(7,314)**
Adjustment for the year	**260,042**	**(107,680)**	**152,362**
Foreign currency translation adjustments:			
Aggregated adjustment for the year resulting from translation of foreign currency financial statements	**48,573**	**(3,300)**	**45,273**
Effect of the change in the reporting period of subsidiaries and associated companies	**6,423**	**(6)**	**6,417**
Reclassification adjustment for losses included in net income	**711**	**(10)**	**701**
Adjustment for the year	**55,707**	**(3,316)**	**52,391**
Net unrealized losses on derivatives:			
Unrealized losses arising during the year	**(14,780)**	**5,630**	**(9,150)**
Effect of the change in the reporting period of subsidiaries and associated companies	**246**	**(86)**	**160**
Reclassification adjustment for losses included in net income	**1,501**	**(580)**	**921**
Adjustment for the year	**(13,033)**	**4,964**	**(8,069)**
Other comprehensive income	**¥ 302,716**	**¥ (106,032)**	**¥ 196,684**

2005:

	Millions of Yen		
	Pretax amount	Tax (expense) or benefit	Net-of-tax amount
Net unrealized holding gains on securities available-for-sale:			
Unrealized holding gains arising during the year	¥ 62,481	¥ (27,133)	¥ 35,348
Reclassification adjustment for gains included in net income	(11,762)	4,957	(6,805)
Adjustment for the year	50,719	(22,176)	28,543
Foreign currency translation adjustments:			
Aggregated adjustment for the year resulting from translation of foreign currency financial statements	708	(436)	272
Reclassification adjustment for losses included in net income	554	(71)	483
Adjustment for the year	1,262	(507)	755
Net unrealized losses on derivatives:			
Unrealized losses arising during the year	(2,460)	782	(1,678)
Effect of the change in the reporting period of subsidiaries and associated companies	78	(32)	46
Reclassification adjustment for losses included in net income	1,018	(364)	654
Adjustment for the year	(1,364)	386	(978)
Other comprehensive income	¥ 50,617	¥ (22,297)	¥ 28,320

2004:	Millions of Yen		
	Pretax amount	Tax (expense) or benefit	Net-of-tax amount
Net unrealized holding gains on securities available-for-sale:			
Unrealized holding gains arising during the year	¥ 174,138	¥ (71,131)	¥ 103,007
Reclassification adjustment for gains included in net income	(39,754)	16,232	(23,522)
Adjustment for the year	134,384	(54,899)	79,485
Foreign currency translation adjustments:			
Aggregated adjustment for the year resulting from translation of foreign currency financial statements	(22,062)	(3,854)	(25,916)
Reclassification adjustment for gains included in net income	(183)	—	(183)
Adjustment for the year	(22,245)	(3,854)	(26,099)
Net unrealized gains on derivatives:			
Unrealized gains arising during the year	162	(66)	96
Reclassification adjustment for losses included in net income	465	(191)	274
Adjustment for the year	627	(257)	370
Other comprehensive income	¥ 112,766	¥ (59,010)	¥ 53,756

2006:	Millions of U.S. Dollars		
	Pretax amount	Tax (expense) or benefit	Net-of-tax amount
Net unrealized holding gains on securities available-for-sale:			
Unrealized holding gains arising during the year	**$ 2,309**	**$ (956)**	**$ 1,353**
Effect of the change in the reporting period of subsidiaries and associated companies	**(0)**	**0**	**(0)**
Reclassification adjustment for gains included in net income	**(105)**	**43**	**(62)**
Adjustment for the year	**2,204**	**(913)**	**1,291**
Foreign currency translation adjustments:			
Aggregated adjustment for the year resulting from translation of foreign currency financial statements	**412**	**(28)**	**384**
Effect of the change in the reporting period of subsidiaries and associated companies	**54**	**(0)**	**54**
Reclassification adjustment for losses included in net income	**6**	**(0)**	**6**
Adjustment for the year	**472**	**(28)**	**444**
Net unrealized losses on derivatives:			
Unrealized losses arising during the year	**(125)**	**48**	**(77)**
Effect of the change in the reporting period of subsidiaries and associated companies	**2**	**(1)**	**1**
Reclassification adjustment for losses included in net income	**13**	**(5)**	**8**
Adjustment for the year	**(110)**	**42**	**(68)**
Other comprehensive income	**$ 2,566**	**$ (899)**	**$ 1,667**

16. DERIVATIVES AND HEDGING ACTIVITIES

Risk management policy

The Companies operate internationally, exposing them to the risk of changes in foreign exchange rates, interest rates and commodity prices. Derivative financial instruments are comprised principally of foreign exchange contracts, interest rate swaps and commodity future contracts utilized by the Company and certain of its subsidiaries to reduce these risks. The Companies assess foreign currency exchange rate risk, interest rate risk and commodity price risk by continually monitoring changes in these exposures and by evaluating hedging opportunities. The Companies hold or issue commodity derivatives for trading purposes. The Companies are also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations, because most of the counterparties are internationally recognized financial institutions and contracts are diversified across a number of major financial institutions.

Foreign currency exchange rate risk management

The Companies operate internationally and are exposed to foreign currency risks related to purchasing, selling, financing and investing in currencies other than the local currencies in which the Companies operate. The Companies' strategy to manage foreign currency risks is to net foreign currency exposures on recognized assets, liabilities and unrecognized firm commitments by taking advantage of natural offsets, and purchase foreign exchange forward contracts and other contracts to preserve the economic value of cash flows in non-functional currencies.

Interest rate risk management

The Companies' exposure to the market risk of changes in interest rates relate primarily to its debt obligations. The fixed-rate debt obligations expose the Companies to variability in their fair values due to changes in interest rates. To manage the variability in fair values caused by interest rate changes, the Companies enter into interest rate swaps when it is determined to be appropriate based on market conditions. The interest rate swaps change the fixed-rate debt obligations to variable-rate debt obligations by entering into receive-fixed, pay-variable interest rate swaps. The hedging relationship between the interest rate swaps and the hedged debt obligations is highly effective in achieving offsetting changes in fair values resulting from interest rate risk.

Commodity price risk management

The Companies are exposed to price fluctuations of commodities used in their trading and other operating activities. To hedge the variability in commodity prices, the Companies enter into commodity futures, forwards and swaps contracts. These contracts relate principally to precious metals, nonferrous metals, crude oil and agricultural products.

Fair-value hedges

Fair-value hedges are hedges that eliminate the risk of changes in the fair values of assets and liabilities. The Companies use interest rate swaps to hedge the change of fair value on fixed-rate borrowings used to fund assets earning interest at variable rates. Changes in the fair value of derivatives designated as fair-value hedges are recorded in earnings and are offset by corresponding changes in the fair value of the hedged item to the extent of hedge effectiveness.

Cash-flow hedges

Cash-flow hedges are hedges that use derivatives to offset the variability of expected future cash flows. The Companies use commodity future contracts to hedge the variability of cash flows related to forecasted transactions and interest rate swaps to hedge the variability of cash flows related to floating-rate borrowings. The Companies record changes in the fair value of derivative instruments in other comprehensive income (loss) as a separate component of shareholders' equity. Such amounts are released to earnings contemporaneously when the hedged item affects earnings. For the year ended March 31, 2006, net derivative losses of ¥921 million ($8 million), net of related income tax benefit of ¥580 million ($5 million), were reclassified into earnings. For the year ended March 31, 2005, net derivative losses of ¥654 million, net of related income tax benefit of ¥364 million, were likewise reclassified. As of March 31, 2006, the amount that was expected to be reclassified into earnings, net of the related tax benefit, within the next fiscal year was ¥7,045 million ($60 million).

Hedge of the net investment in foreign operations

The Companies use currency swaps to hedge the foreign currency risk of the net investments in foreign operations. The Companies recorded changes in fair values of hedging instruments in foreign currency translation adjustments within other comprehensive income (loss) as a separate component of shareholders' equity to the extent of hedge effectiveness. For the year ended March 31, 2006, net derivative gains of ¥22 million ($0 million), was included in foreign currency translation adjustments.

Derivatives not designated as hedges

SFAS No. 133 specifies criteria that must be met in order to apply hedge accounting. For example, hedge accounting is not permitted for hedged items that are remeasured with the changes in fair-value attributable to the hedged risk reported currently in earnings. The Companies use derivatives to hedge exposures when it makes economic sense to do so, including circumstances in which the hedging relationship does not qualify for hedge accounting.

The Companies use foreign exchange forward contracts to economically hedge the fluctuations of foreign exchange rates on foreign currency assets, liabilities and unrecognized firm commitments. The Companies also enter into commodity forwards, futures and swap contracts to economically hedge their inventories and unrecognized firm commitments against market price fluctuations. Certain commodity derivatives are entered into for trading purposes in extent of an approval of the manage-

ment. These derivatives do not qualify for hedge accounting and any changes in their fair value are recognized to earnings.

Earnings effects of derivatives

For the years ended March 31, 2006, 2005 and 2004,the amount of hedge ineffectiveness recognized on fair-value hedges was losses of ¥1 million ($0 million), gains of ¥3 million and losses of ¥2 million, respectively. There were no gains or losses excluded from the assessment of hedge effectiveness for the years ended March 31, 2006, 2005 and 2004.

In the context of hedging relationships, "Effectiveness" refers to the degree of achieving offsetting changes in fair value or offsetting the variability in cash flows attributable to the risk being hedged.

Management continuously assesses effectiveness of these derivative transactions and market risks surrounding these transactions to formulate the Companies' policy regarding derivative transactions.

17. FINANCIAL INSTRUMENTS

In accordance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," the Companies have provided the following fair value estimates and information about valuation methodologies.

Quoted market prices, where available, are used to estimate fair values of financial instruments. However, quoted market prices are not available for a substantial portion of the Companies' financial instruments, and, therefore, fair values for such financial instruments are estimated using discounted cash flow analysis or other valuation techniques as deemed appropriate.

Cash, Cash Equivalents, Short-Term Investments, Accounts Receivable, Accounts Payable and Note Payable

The carrying amount approximates fair value of these instruments because of their short-term maturities.

Marketable Securities and Other Investments

The fair values of marketable securities are estimated using quoted market prices. Other investments include investments in common stock of non-traded and unaffiliated companies such as customers and suppliers, and investments in non-listed preferred stock of certain financial institutions. It is not practicable to estimate the fair value of investments in unlisted common stock because of the lack of a market price and difficulty in estimating fair value without incurring excessive cost (see Note 5).

Non-Current Trade Receivables and Advances to Associated Companies

The fair values of non-current trade receivables including long-term loans receivable, except for loans with floating rates whose carrying amount approximates fair value, are estimated by discounted cash flow analysis, using interest rates currently being offered for loans or accounts receivable with similar terms to borrowers or customers of similar credit quality and remaining maturities.

Long-Term Debt

The fair values of long-term debt, except for debt with floating rates whose carrying amount approximates fair value, are estimated by discounted cash flow analysis, using rates currently available for similar types of borrowings with similar terms and remaining maturities.

Guarantee of Third Party Debt

As a result of the adoption of FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," the fair values of financial guarantees are estimated based on the premiums received or receivables by guarantors in an arm's length transactions with unrelated parties (see Note 22).

Interest Rate Swaps, Currency Swap Agreements and Currency Option Contracts

The fair values of interest rate swaps, currency swap agreements and currency option contracts are estimated by obtaining quotes from brokers and other appropriate valuation techniques based on information available to the Companies.

Foreign Exchange Forward Contracts

The fair values of foreign exchange forward contracts are estimated based on market prices for contracts with similar terms.

Interest Rate Future Contracts and Bond Future Contracts

The fair values of interest rate future contracts and bond future contracts are estimated using quoted market prices.

The estimated fair values of certain financial instruments and derivative financial instruments as of March 31, 2006 and 2005 were as follows:

As of March 31, 2006:	Millions of Yen			Millions of U.S. Dollars		
	Notional amount	Carrying amount	Fair value	Notional amount	Carrying amount	Fair value
Financial Assets:						
Non-current trade receivables and advances to associated companies, less allowance for doubtful receivables	**¥ —**	**¥ 705,826**	**¥ 711,427**	**$ —**	**$ 5,982**	**$ 6,029**
Financial Liabilities:						
Long-term debt, including current maturities	**—**	**2,875,715**	**2,876,716**	**—**	**24,370**	**24,379**
Derivative Financial Instruments (Assets):						
Interest rate swaps	**62,226**	**604**	**604**	**527**	**5**	**5**
Interest rate future contracts	**19,880**	**20**	**20**	**168**	**0**	**0**
Currency swap agreements, and currency options	**196,416**	**1,472**	**1,472**	**1,665**	**12**	**12**
Foreign exchange forward contracts	**622,229**	**9,224**	**9,224**	**5,273**	**78**	**78**
Bond future contracts	**520**	**4**	**4**	**4**	**0**	**0**
Derivative Financial Instruments (Liabilities):						
Interest rate swaps	**966,589**	**18,367**	**18,367**	**8,191**	**156**	**156**
Interest rate future contracts	**50,259**	**11**	**11**	**426**	**0**	**0**
Currency swap agreements, and currency options	**163,986**	**8,868**	**8,868**	**1,390**	**75**	**75**
Foreign exchange forward contracts	**291,766**	**2,253**	**2,253**	**2,473**	**19**	**19**
Bond future contracts	**46,548**	**301**	**301**	**394**	**3**	**3**

As of March 31, 2005:	Millions of Yen		
	Notional amount	Carrying amount	Fair value
Financial Assets:			
Non-current trade receivables and advances to associated companies, less allowance for doubtful receivables	¥ —	¥ 669,716	¥ 674,267
Financial Liabilities:			
Long-term debt, including current maturities	—	2,652,185	2,664,913
Derivative Financial Instruments (Assets):			
Interest rate swaps	819,758	32,467	32,467
Currency swap agreements, and currency options	129,197	7,995	7,995
Foreign exchange forward contracts	100,874	1,490	1,490
Derivative Financial Instruments (Liabilities):			
Interest rate swaps	125,821	298	298
Currency swap agreements, and currency options	38,683	1,870	1,870
Foreign exchange forward contracts	410,412	7,173	7,173

The Companies' global operation in a variety of businesses with diverse customers and suppliers reduces concentrations of credit risks. The Companies deal with selected international financial institutions, with a certain credit rating or higher from the international statistical credit rating agency, in order to mitigate the credit risk exposure of derivatives with off-balance-sheet risk. Credit risk represents the possibility that the counterparties may be unable to perform under the terms of the agreements. Management does not expect any material losses as a result of counterparty default on financial instruments. Credit risk is managed through the credit line approved by management and by monitoring the counterparties periodically. The Companies require collateral to the extent considered necessary. There was no major customer comprising more than 10% of the sales transactions with the Companies for the years ended March 31, 2006, 2005 and 2004.

18. NET INCOME PER SHARE

A reconciliation of the numerators and denominators of the basic and diluted net income per share computations for the years ended March 31, 2006, 2005 and 2004 is as follows:

	Millions of Yen			Millions of U.S. Dollars
Income (Numerator)	**2006**	2005	2004	**2006**
Net income—basic	**¥ 160,237**	¥ 85,073	¥ 66,621	**$ 1,358**
Effect of dilutive securities:				
1.5% Japanese yen convertible debentures, due 2004	**—**	—	331	**—**
Net income—diluted	**¥ 160,237**	¥ 85,073	¥ 66,952	**$ 1,358**

	Number of shares		
Shares (Denominator)	**2006**	2005	2004
Weighted-average shares—basic	**1,230,871,223**	1,168,142,925	1,063,190,319
Dilutive effect of:			
Stock options	**110,759**	54,334	9,287
1.5% Japanese yen convertible debentures, due 2004	**—**	—	28,854,764
Weighted-average shares—diluted	**1,230,981,982**	1,168,197,259	1,092,054,370

	Yen			U.S. Dollars
	2006	2005	2004	**2006**
Net income per share:				
Basic	**¥ 130.18**	¥ 72.83	¥ 62.66	**$ 1.10**
Diluted	**130.17**	72.82	61.31	**1.10**

19. SEGMENT INFORMATION

The Companies conduct business through the nine industry-based business segments as described in Note 1 and two sets of regional operations; domestic and overseas described as follows.

Domestic Regional Business Units and Offices—Domestic Regional Business Units and Offices segment conducts domestic regional operations in three regional business units, focused in the Kansai, Chubu and Kyushu-Okinawa regions, and two other regional offices. This region-focused operation conducts business activities in all industry sectors based on their specialized knowledge of the region. The region-focused operation also works together on certain projects with the industry-based business segments in order to develop products and services that are more focused on that particular region.

Overseas Subsidiaries and Branches—The Overseas Subsidiaries and Branches segment includes subsidiaries, branches located throughout the world and representative offices in China, with the largest operations in the Americas, Europe, China, and South East Asia. This region-focused operation conducts business activities in all industry sectors based on their specialized knowledge of the region. The region-focused operation also works together on certain projects with the industry-based business segments in order to develop products and services that are more focused on that particular region.

Each business segment operates with a degree of autonomy in pursuing strategic goals, managing operations and ensuring accountability. Each business segment also has its own planning and administration department and separate financial reporting. The reportable segments are organized based on the nature of products and services provided and on certain specific domestic and overseas region that oversee the business activities of all business in those regions. Segment financial information is evaluated regularly by the chief operating decision maker in order to assess performance and determine the allocation of resources.

Information by operating segment for the years ended March 31, 2006, 2005 and 2004 are summarized as follows:

Operating Segments:

2006:

	Millions of Yen				
Segment	Revenues	Gross profit	Net income	Assets	Total trading transactions*
Metal Products	¥ 345,350	¥ 65,396	¥ 18,888	¥ 662,844	¥ 1,466,038
Transportation & Construction Systems	703,360	127,544	19,800	1,037,044	1,682,400
Machinery & Electric	111,617	29,329	8,038	475,384	1,165,440
Media, Electronics & Network	92,465	47,245	14,891	441,711	456,954
Chemical	80,301	35,483	5,409	243,216	612,551
Mineral Resources & Energy	129,543	48,672	22,915	618,169	1,657,622
Consumer Goods & Service	350,089	98,550	14,878	367,984	776,339
Materials & Real Estate	168,685	56,230	12,416	587,683	453,084
Financial & Logistics	123,760	24,950	6,178	470,771	162,040
Domestic Regional Business Units and Offices	75,474	41,089	5,343	424,773	1,157,840
Overseas Subsidiaries and Branches	450,093	141,632	28,182	1,054,635	1,801,619
Segment Total	2,630,737	716,120	156,938	6,384,214	11,391,927
Corporate and Eliminations	(49,326)	(9,473)	3,299	327,680	(1,055,662)
Consolidated	¥ 2,581,411	¥ 706,647	¥ 160,237	¥ 6,711,894	¥ 10,336,265

2005:

Segment	Revenues	Gross profit	Net income	Assets	Total trading transactions*
	Millions of Yen				
Metal Products	¥ 238,037	¥ 49,904	¥ 13,294	¥ 472,640	¥ 1,096,556
Transportation & Construction Systems	623,313	113,263	13,500	871,470	1,571,179
Machinery & Electric	124,204	32,176	3,836	457,367	1,462,786
Media, Electronics & Network	83,789	44,089	24,846	374,977	448,783
Chemical	57,952	28,498	4,669	217,234	525,677
Mineral Resources & Energy	82,294	35,155	14,881	497,078	1,732,578
Consumer Goods & Service	327,525	98,922	4,601	325,102	776,920
Materials & Real Estate	134,053	38,672	(8,441)	606,132	385,440
Financial & Logistics	108,341	17,043	2,768	232,792	134,205
Domestic Regional Business Units and Offices	66,274	41,222	4,701	396,207	1,070,653
Overseas Subsidiaries and Branches	221,373	78,133	22,435	625,377	1,318,628
Segment Total	2,067,155	577,077	101,090	5,076,376	10,523,405
Corporate and Eliminations	(17,856)	(13,947)	(16,017)	456,751	(624,807)
Consolidated	¥ 2,049,299	¥ 563,130	¥ 85,073	¥ 5,533,127	¥ 9,898,598

2004:

Segment	Revenues	Gross profit	Net income	Assets	Total trading transactions*
	Millions of Yen				
Metal Products	¥ 203,274	¥ 41,965	¥ 7,600	¥ 390,391	¥ 976,822
Transportation & Construction Systems	557,760	98,586	9,555	792,960	1,535,512
Machinery & Electric	78,681	28,235	1,789	435,727	1,329,198
Media, Electronics & Network	82,287	40,758	7,473	374,952	418,226
Chemical	42,485	22,791	(140)	174,866	429,918
Mineral Resources & Energy	72,070	27,126	7,127	345,682	1,420,501
Consumer Goods & Service	303,637	90,440	5,789	304,593	831,403
Materials & Real Estate	87,096	47,830	9,150	615,253	366,971
Financial & Logistics	76,509	15,675	2,441	193,540	96,626
Domestic Regional Business Units and Offices	61,985	40,437	1,661	379,277	1,156,594
Overseas Subsidiaries and Branches	162,043	55,767	7,006	493,258	1,151,742
Segment Total	1,727,827	509,610	59,451	4,500,499	9,713,513
Corporate and Eliminations	(19,231)	(8,278)	7,170	511,966	(515,631)
Consolidated	¥ 1,708,596	¥ 501,332	¥ 66,621	¥ 5,012,465	¥ 9,197,882

2006:

Segment	Revenues	Gross profit	Net income	Assets	Total trading transactions*
	Millions of U.S. Dollars				
Metal Products	$ 2,927	$ 554	$ 160	$ 5,617	$ 12,424
Transportation & Construction Systems	5,961	1,081	168	8,789	14,258
Machinery & Electric	946	249	68	4,029	9,877
Media, Electronics & Network	783	400	126	3,743	3,872
Chemical	680	301	46	2,061	5,191
Mineral Resources & Energy	1,098	413	194	5,239	14,048
Consumer Goods & Service	2,967	835	126	3,118	6,579
Materials & Real Estate	1,429	477	105	4,980	3,840
Financial & Logistics	1,049	211	53	3,990	1,373
Domestic Regional Business Units and Offices	640	348	45	3,600	9,812
Overseas Subsidiaries and Branches	3,814	1,200	239	8,938	15,268
Segment Total	22,294	6,069	1,330	54,104	96,542
Corporate and Eliminations	(418)	(80)	28	2,776	(8,947)
Consolidated	$ 21,876	$ 5,989	$ 1,358	$ 56,880	$ 87,595

Corporate assets consist primarily of cash and cash equivalents and marketable securities maintained for general corporate purposes.

Transfers between segments are made at arm's-length prices.

*Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which the Companies act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under U.S. GAAP.

Geographic information:

2006:

	Millions of Yen		Millions of U.S. Dollars	
	Revenues	Long-lived assets	Revenues	Long-lived assets
Japan	¥ 1,308,055	¥ 673,578	$ 11,085	$ 5,708
Asia	195,007	30,767	1,653	261
North America:				
U.S.	533,309	250,740	4,519	2,125
Other	122,953	16,623	1,042	141
Europe	296,228	122,229	2,510	1,036
Other	125,859	79,540	1,067	674
Total	¥ 2,581,411	¥ 1,173,477	$ 21,876	$ 9,945

2005:

	Millions of Yen	
	Revenues	Long-lived assets
Japan	¥ 1,182,592	¥ 646,031
Asia	144,541	23,041
North America:		
U.S.	267,088	82,667
Other	90,473	12,868
Europe	249,233	101,906
Other	115,372	62,284
Total	¥ 2,049,299	¥ 928,797

2004:

	Millions of Yen	
	Revenues	Long-lived assets
Japan	¥ 985,172	¥ 741,741
Asia	117,667	21,330
North America:		
U.S.	194,218	29,438
Other	81,535	12,457
Europe	225,121	74,705
Other	104,883	65,878
Total	¥ 1,708,596	¥ 945,549

20. FOREIGN EXCHANGE GAINS AND LOSSES

Transaction gains and losses resulting from translating assets and liabilities denominated in a currency other than the functional currency of the reporting entity or from settling such items are included in earnings as they arise. Net foreign currency transaction losses of ¥6,945 million ($59 million), gains of ¥2,097 million, and losses of ¥3,463 million were included in the determination of net income for the years ended March 31, 2006, 2005 and 2004, respectively.

21. LEASES

As Lessor

The Companies lease vehicles, vessels, service equipment, and others under arrangements which are classified as direct financing leases under SFAS No. 13, "Accounting for Leases."

Net investments in direct financing leases at March 31, 2006 and 2005, included in "Receivables—trade" and "Long-term receivables" in the accompanying Consolidated Balance Sheets, are as follows:

	Millions of Yen		Millions of U.S. Dollars
	2006	2005	**2006**
Future minimum lease payments	**¥ 204,349**	¥ 197,843	**$ 1,732**
Unguaranteed residual value	**5,594**	4,953	**47**
Less: unearned income	**(23,263)**	(23,143)	**(197)**
Net investments	**¥ 186,680**	¥ 179,653	**$ 1,582**

The Companies also lease aircraft, office buildings and other industrial properties and equipment to third parties under cancelable and non-cancelable operating leases. As of March 31, 2006 and 2005, the cost of the leased property was ¥522,399 million ($4,427 million) and ¥500,096 million, respectively, and the accumulated depreciation of that was ¥185,931 million ($1,576 million) and ¥177,792 million, respectively, and these are included in "Property and equipment" and "Goodwill and other intangible assets"(see Notes 9 and 10).

Future minimum lease payments to be received as of March 31, 2006 are as follows:

	Millions of Yen			Millions of U.S. Dollars		
Year ending March 31,	Direct financing leases	Operating leases	Total	Direct financing leases	Operating leases	Total
2007	¥ 62,488	¥ 54,950	¥ 117,438	$ 529	$ 466	$ 995
2008	51,174	41,247	92,421	434	349	783
2009	36,636	28,813	65,449	311	244	555
2010	25,356	21,553	46,909	215	183	398
2011	12,636	15,399	28,035	107	130	237
2012 and thereafter	16,059	24,523	40,582	136	208	344
Total	¥ 204,349	¥ 186,485	¥ 390,834	$ 1,732	$ 1,580	$ 3,312

As Lessee

For the year ended March 31, 2006, the companies sold the corporate headquarter building (Harumi Triton Square Office Tower Y) for ¥86,000 million ($729 million) and leased back for a period of ten years. The lease was classified as an operating lease and the gain equivalent to the present value of the future minimum lease payment resulting from the sale-leaseback transaction was deferred and is recognized over the lease payment.

The Companies lease office space and certain other assets under cancelable and non-cancelable operating leases. Total rental expenses under such cancelable and non-cancelable leases for the years ended March 31, 2006, 2005 and 2004 were ¥38,966 million ($330 million), ¥28,022 million and ¥25,411 million, respectively. Certain lease contracts for equipment are classified as capital leases in conformity with SFAS No. 13 and are capitalized on the accompanying Consolidated Balance Sheets and included in "Property and equipment" (see Note 9).

As of March 31, 2006, the future minimum lease payments under capital lease and non-cancelable operating leases are as follows:

	Millions of Yen			Millions of U.S. Dollars		
Year ending March 31,	Capital leases	Non-cancelable operating leases	Total	Capital leases	Non-cancelable operating leases	Total
2007	¥ 20,481	¥ 40,595	¥ 61,076	$ 174	$ 344	$ 518
2008	17,273	39,049	56,322	146	331	477
2009	13,696	33,596	47,292	116	285	401
2010	10,142	31,192	41,334	86	264	350
2011	6,146	28,595	34,741	52	242	294
2012 and thereafter	7,060	200,733	207,793	60	1,701	1,761
	74,798	373,760	448,558	634	3,167	3,801
Less: amount representing interest	(6,931)			(59)		
	¥ 67,867			$ 575		

22. COMMITMENTS AND CONTINGENT LIABILITIES

(a) Commitments

The Companies customarily enter into long-term purchase commitments for certain items, principally ocean transport vessels and industry materials, either at fixed prices or at basic purchase prices adjustable to market. Such purchase commitments are in most instances matched with counter-party sales contracts. Long-term purchase contracts at fixed prices or at basic purchase prices adjustable to market amounted to ¥639,443 million ($5,419 million) as of March 31, 2006. Scheduled deliveries are at various dates through 2012.

The Companies also had long-term financing commitments of ¥21,005 million ($178 million) as of March 31, 2006 for loans and investments in equity capital.

(b) Guarantees

The Companies enter into various guarantee agreements. These agreements arise in transactions related to enhancing the credit standings of associated companies, suppliers, buyers and employees, and residual values on operating leases.

FIN 45 requires that the Companies recognize the fair value of guarantee and indemnification arrangements issued or modified after December 31, 2002, if these arrangements are within the scope of the Interpretation. The carrying amounts of the liabilities recognized for the Companies' obligations as a guarantor under those guarantees as of March 31, 2006 were insignificant.

The following table provides the undiscounted maximum amount of potential future payments for each major group of guarantees:

As of March 31, 2006:	Millions of Yen	Millions of U.S. Dollars
Discounted trade notes receivable with banks	**¥ 41,691**	**$ 353**
Guarantees of indebtedness:		
Associated companies	**35,041**	**297**
Third parties	**37,174**	**315**
Employees	**4,692**	**40**
Residual value guarantees	**13,300**	**113**
Total	**¥ 131,898**	**$ 1,118**

Discounted Trade Notes Receivable with Banks

The Companies are contingently liable for trade notes receivable sold to banks on a discounted basis with recourse to the Companies. These notes arise mainly from export transactions and mature through 2007. If an issuer of a note defaults on its payment, the Companies would be required to pay the banks for any loss. ¥31,503 million ($267 million) of discounted trade notes receivable outstanding as of March 31, 2006 was covered by letters of credit, whereby other banks would be required to pay for any defaults by the issuers of the notes. The Companies provided an allowance for losses of ¥72 million ($1 million) as of March 31, 2006 in "Other current liabilities" in the accompanying Consolidated Balance Sheets for estimated losses on the discounted trade notes receivable.

Guarantees of Indebtedness for Associated Companies

The Companies provide guarantees on certain of their associated companies' borrowings from banks, payables to suppliers and other indebtedness. These guarantees mature through 2021. Guarantees with third party guarantee aggregated ¥726 million ($6 million) as of March 31, 2006. The Companies would be obligated to reimburse the banks for losses, if any, if a borrower defaults on a guaranteed loan.

Guarantees of Indebtedness for Third Parties

The Companies also provide guarantees of indebtedness for third parties. These guarantees are arranged mainly with suppliers and customers and mature through 2015. The Companies must pay if a guaranteed party defaults on a guaranteed indebtedness. Guarantees with third party guarantee aggregated ¥1,340 million ($11 million) as of March 31, 2006. Certain of these guarantees are also collateralized by borrower assets.

Guarantees of Indebtedness for Employees

The Companies offer guarantees to banks for housing loans of employees as employee benefit. The maximum maturity of the guarantees is 25 years. The Companies would be obligated to reimburse the bank for losses, if any, if the employee defaults on a guaranteed loan. These guarantees are collateralized by the housing units related to the loans.

Residual Value Guarantees

The Companies also provide residual value guarantees to owners of transportation equipment leased by third parties under operating leases to compensate for the gap between fixed prices and actual disposal proceeds on dates specified in these contracts. These specified dates ranged from years 2012 to

2015 as of March 31, 2006. If the actual disposal amount of the equipment is less than the guaranteed value on the specified date, the Companies will be required to compensate for the shortfall so long as obligations by the lessee under the contract are satisfied. The current estimated future values of such transportation equipment are higher than the guaranteed values, and, accordingly, no allowance has been provided as of March 31, 2006.

Management does not anticipate incurring losses on the above commitments and guarantees in excess of established allowances.

(c) Litigation

(1) Copper Trading Litigation

As for the status of a variety of litigation resulting from unauthorized copper trading by a former employee of the Company which was discovered in June 1996, the Company reached a settlement with the plaintiff of a class action suit in Canada in which the Company is involved as a defendant in December 2005 and a Canadian court approved the settlement on June 19, 2006. As for one individual lawsuit in the U.S., on February 6, 2006, the Court of Appeals for the Seventh Circuit affirmed the decision by the Wisconsin federal court, which granted the motion to dismiss the case, and this decision became final and conclusive as of May 9, 2006 as the plaintiff made no further appeals to the Supreme Court.

Settlement paid and related attorney fees incurred for the year ended March 31, 2006 were included in "Settlements on copper trading litigation" in the accompanying Consolidated Statements of Income.

The Company and UBS AG (headquarters: Switzerland) reached a settlement of a lawsuit filed by the Company against UBS AG in relation to the illicit copper trading by a former employee of the Company in the Tokyo High Court on April 7, 2006. Under the settlement, UBS AG, without any admission of wrongdoing or unlawful act, paid the Company the full amount of ¥10 billion ($85 million) on April 27, 2006, which will be recognized in the year ending March 31, 2007.

All litigation resulting from the unauthorized copper trading in which the Company was involved as a party other than the litigation mentioned above had been resolved by March 31, 2005.

(2) Other Litigation

In addition to the situation described in the preceding paragraph (1), the Companies are also involved in certain legal actions and claims incidental to its business. In the opinion of management, none of these actions or claims will have a material adverse effect on the financial position on result of operations of the Companies.

INDEPENDENT AUDITORS' REPORT

KPMG

The Board of Directors and Shareholders
Sumitomo Corporation :

We have audited the accompanying consolidated balance sheets of Sumitomo Corporation and subsidiaries as of March 31, 2005 and 2004, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2005, all expressed in yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sumitomo Corporation and subsidiaries as of March 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements as of and for the year ended March 31, 2005 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Japanese yen have been translated into dollars on the basis set forth in note 2 of the notes to the consolidated financial statements.

KPMG AZSA & Co.

Tokyo, Japan
April 28, 2005

The factors described below may conceivably materially affect investors' decisions as risks relating to us and our subsidiaries. Unless otherwise specified, information concerning the future presented herein are forecasts based on our decisions, targets, certain premises or assumptions as of the last day (March 31, 2006) of the consolidated fiscal year and may differ materially from the actual results.

RISKS RELATED TO OUR BUSINESS

The risk of our revenues and profitability fluctuating from period to period unexpectedly

Our results of operations for any quarter or year are not necessarily indicative of results to be expected in future periods. Our operating results have historically been, and we expect they will continue to be, subject to quarterly and yearly fluctuations as a result of a number of factors, including:

- changes in prevailing economic and other conditions relating to our businesses;
- variations in costs, sales prices and volume of our products and services, and the mix of products and services we offer;
- changes in customer demand and/or our supply chains, which in turn will often depend upon market conditions for the relevant products, the success of our customers' or suppliers' businesses, industry trends, and other factors;
- changes in the level of performance of our strategic investments, which in turn will affect our gains and losses on sales of such investments or may result in the write-off or impairment of such investments;
- changes in our asset prices, including equity, real estate and other assets, which in turn will affect our gains and losses on sales of such assets or may result in the write-off or impairment of such assets;
- changes in the financial and commodity markets; and
- changes in the credit quality of our customers.

As such, you should not rely on comparisons of our historical results of operations as an indication of our future performance.

The risk that we may not be able to achieve the managerial targets set forth in our medium-term business plans

As part of our efforts to strengthen our position as a leading global business enterprise, we intend to increase our profitability and our earnings base and to improve our financial strength and the efficiency and effectiveness of our operations. As part of these continuing efforts, we set and implement a medium-term business plan every two years. In the medium-term business plan, we set certain quantitative and qualitative targets and undertake efforts to achieve such targets while monitoring the status of progress. The targets are set based on the gathering and analysis of information deemed appropriate at the time of such target-setting. However, since we may not be able to always gather all the necessary information, we may not be able to achieve the targets due to changes in the operating environment and other factors.

In our business plan, we use two key management measures that we call "risk-adjusted assets" and "risk-adjusted return ratio," which are targets set for each of our industry-based business units and for our company as a whole. These targets involve a certain statistical confidence level, estimates and assumptions. Since they are different from return on assets or any other measure of performance determined in accordance with U.S. GAAP, they may not be useful to all investors in making investment decisions.

The risk that economic conditions may change adversely for our business

We undertake operations in over 70 countries, including Japan. Since we are engaged in business activities and other transactions in a broad range of industrial sectors in Japan and abroad, we are affected by not only general Japanese economic conditions but also the economic conditions of the relevant countries in which we operate and the world economy as a whole.

Moreover, economic conditions in key countries for our operations, such as the United States, Indonesia, Russia and other countries in Southeast Asia, have been adversely impacted by events such as the continued fear of future terrorist attacks and political instability. Although China has seen continuing growth, there have been increasing concerns with respect to its ability to maintain such growth. Some emerging markets in which we operate have experienced hyperinflation, currency depreciation, and liquidity crisis and may experience them again in the future.

As such, changes in economic conditions and consumer behavior in key countries for our operations, including Japan, may adversely affect our results of operations and financial condition.

Risks associated with intense competition

The markets for many of the industries in which we are involved are intensely competitive. For many of our businesses, we are involved at all levels of the supply chain and compete with companies that are engaged in certain of the same businesses as we are, but that are more concentrated in individual business segments. We also compete with other integrated trading companies in Japan which often establish and pursue similar strategic business plans as ours. Our competitors may have stronger relationships and associations with our current or potential customers, suppliers, counterparties and business partners. Our competitors may also have greater financial, technical, marketing, distribution, information, human and other resources than we do and may be stronger in certain of the market segments in which we operate.

In this intensely competitive environment, our results of operations will be adversely affected if we are unable to:

- anticipate and meet market trends to timely satisfy our customers' changing needs;
- maintain relationships with our customers and suppliers;
- maintain our global and regional network of associated companies and business partners;
- obtain financing to carry out our business plans on reasonable terms or at all; and
- adapt our cost structure to constantly changing market conditions so as to maintain our cost competitiveness.

Credit risk arising from customers and counterparties

We extend credit to our customers in the form of accounts receivable, advances, loans, guarantees and other means and therefore bear credit risk. Some of our customers are also companies in which we invest. In those cases, our potential exposure includes both credit risk and the investment exposure. We also enter into various swap and other derivative transactions largely as a part of our hedging activities and have counterparty payment risk on these contracts. If our customers or counterparties fail to meet their financial or contractual commitments to us, or if we fail to collect on our receivables, it could have a material adverse effect on our business, results of operations and financial condition.

We undertake efforts to manage credit risk by carrying out credit checks on customers based on our internal credit rating system, obtaining collateral or guarantees, and having a diversified customer base. We make allowances for doubtful receivables based on certain assumptions, estimates and assessments about the creditworthiness of our customers, the value of collateral we hold and other items.

However, such efforts may fail or be insufficient. Furthermore, these assumptions, estimates and assessments might be wrong. And if general economic conditions deteriorate, if other factors which were the basis for our assumptions, estimates and assessments change, or if we are adversely affected by other factors to an extent worse than anticipated, our actual losses could materially exceed our allowances.

Risks related to investment activities and our strategic business alliances

In connection with our corporate strategy and the development of our business opportunities, we have acquired or made investments in newly established or existing companies and intend to continue to do so in the future. And we sometimes extend credit, through such as credit sales, loans, and guaranties, to the companies in which we invest. As our business investments sometimes require the commitment of substantial capital resources, in some instances, we may be required to contribute additional funds. We may not be able to achieve the benefits we expect from such investments. In addition, since a substantial portion of our business investments is illiquid, we may not be able to exit from such investments at the time or in the manner we would like.

In order to curb such risk as much as possible, we in principle invest only in projects that meet the specified hurdle rate at inception of investment. At the same time, as for large, important projects that could have a major impact on the entire company, the Corporate Group has a restraining function on business segments through the Loan and Investment Committee, which analyzes project risks from an specialist view point and assesses whether or not to go ahead with them prior to the investment.

We sometimes enter into partnerships, joint ventures or strategic business alliances with other industry participants in a number of business segments, including with our competitors. In some cases, we cannot control the operations and the assets of the companies in which we invest nor can we make major decisions without the consent of other shareholders or participants or at all. Our business could be adversely affected in such cases or if we are unable to continue with one or more of our partnerships, joint ventures or strategic business alliances.

Fluctuations of interest rates, foreign currency exchange rates, and commodity prices

We rely on debt financing in the form of loans from financial institutions or the issuance of corporate bonds and commercial paper to finance our operations. We also often extend credit to our customers and suppliers in the form of loans, guarantees, advances and other financing means. For example, through several subsidiaries, we are engaged in motor vehicle financing and leasing businesses in Japan and other countries. Revenues and expenses and the fair price of our assets and liabilities arising from such business transactions, in some cases, are affected by interest rate fluctuations.

Foreign currency exchange rate fluctuations can affect the yen value of our investments denominated in foreign currencies as well as revenues and expenses and our foreign currency-denominated assets and liabilities arising from business transactions and investments denominated in foreign currencies. Exchange rate fluctuations can also affect the yen value of the foreign currency financial statements of our foreign subsidiaries. Although we attempt to reduce such interest rate fluctuations and foreign currency exchange risks, primarily by using various derivative instruments, we are not able to fully insulate ourselves from the effects of interest rate fluctuations and exchange rate fluctuations.

As a major participant in the global commodities markets, we trade in a variety of commodities, including mineral, metal, chemical, energy and agricultural products and invest in natural resource development projects. As such, we may be adversely affected by the fluctuations in the prices of the relevant commodities. Although we attempt to reduce our exposure to price volatility by hedge-selling commodities, matching the quantity and timing of buying and selling, and utilizing derivative instruments for hedging purposes, we are not able to fully insulate ourselves from the effects of commodity price movements.

Risks related to declines in Japanese real estate market or impairment loss on fixed assets, etc.

Our real estate business involves developing, renting and managing of and providing services to office buildings and commercial and residential properties in Japan, especially in the Tokyo and Osaka metropolitan areas. If the real estate market in Japan deteriorates, our results of operations and financial condition could be materially adversely affected.

Also, if land prices and rental values decline, we may be forced to write down the value of our properties as well as the value of land and buildings held for lease and land held for development. Not only real estate but also our property holdings are exposed to impairment risk. As such, our business, operating results and financial condition could be adversely affected.

Risks related to continued volatility of equity markets in Japan and elsewhere

A significant portion of our investments consists of marketable equity securities, particularly those of Japanese issuers. Our results of operation and financial conditions may be adversely affected if the Japanese equity market declines in the future because we would incur impairment losses for equity securities.

Risks regarding uncertainty about pension expenses

Declines in the Japanese stock market would reduce the value of our pension plan assets, and could necessitate additional funding of the plan by us and an increase in pension expenses. This could adversely affect our results of operations and financial condition.

Concentration of risk exposure in specific fields

Some parts of our operations and businesses are concentrated in a few particular markets, entities, and regions. As a result, if these operations and businesses do not perform as we expect or if the economic conditions in these markets and regions deteriorate unexpectedly, it could have a disproportionately negative effect on our businesses and results of operations. For example, we are involved in a large copper and gold mine project, a large power plant project, the automobile lease and finance business, liquefied natural gas projects and other business activities in Indonesia. As such, risk exposure is concentrated there.

Risks stemming from restrictions on access to liquidity and capital

We rely on debt financing in the form of loans from financial institutions or the issuance of corporate bonds and commercial paper etc. to finance our operations. If financial markets are in turmoil and financial institutions reduce their lendings to us and there is a significant downgrade of our credit ratings by one or more credit rating agencies, we may not be able to access funds when we need them on acceptable terms, our access to debt capital markets may become more restricted or the cost of financing our operations through indebtedness may increase. This could adversely affect our results of operations and financial condition.

Risks regarding laws and regulations

Our operations are subject to extensive laws and regulations covering a wide range of fields in Japan and many other countries. These laws and regulations govern, among other things, tariffs and other taxation, repatriation of profits, business and investment approvals, import and export activities (including restrictions based on national security interests), antitrust and competition, commercial activities, currency exchange, distributor protection, consumer protection and environmental protection. In some of the countries in which we operate, our operations may subject us to additional or future relevant laws and regulations. Also particularly in developing countries with relatively nascent legal systems, our burden of compliance may further increase due to factors such as the lack of laws and regulations, unexpected interpretations of existing laws and regulations and changing practices of regulatory, judicial and administrative bodies. Failure to comply with current or future laws and regulations could lead to penalties and fines against us and restrictions in our operations or damage to our reputation. If that occurs, our business, results of operations and financial condition could be materially adversely affected.

Risks related to legal actions, etc.

We are party to a number of legal actions and other disputes in Japan and abroad. In performing our business, lawsuits arising incidentally and claims that do not develop into lawsuits may be brought against us.

We incurred significant losses arising from the decade-long unauthorized copper trading by a former employee, which resulted in regulatory investigations and civil lawsuits brought against us for claiming damages from us. We already reached settlements with regulators, and investigations were completed. Also, the civil lawsuits claiming damages have almost come to an end by settlement or otherwise. The details of the status of the civil lawsuits are described in Note 22 COMMITMENTS AND CONTINGENT LIABILITIES, Notes to Consolidated Financial Statements, Financial Section of this Annual Report. Due to the inherent uncertainty of litigation, it is not possible to predict the ultimate outcome of the actions in which we are involved at this time. There can be no assurance that we will prevail in any action or that we will not be materially adversely affected by such action in the future.

Risks regarding internal control over executives and employees and regarding management of our information and communications systems

Due to our size, as well as the diversity and geographic breadth of our activities, our day-to-day operations are necessarily decentralized. The nature of our operations requires extensive internal

controls and management oversight to ensure compliance by our employees with applicable laws and regulations and our internal policies. There can be no assurance that we will succeed in preventing misconduct by our employees or that such misconduct, if it should occur, will be detected and remedied by our internal control and compliance systems. Employee misconduct could have a material adverse effect on our results of operations, expose us to legal and financial risks and compromise our reputation.

We are dependent on the proper functioning of our information and communications systems to maintain our global operations. System malfunction may result in disruptions of our operations. If we encounter any problems with respect to our current information and communications systems, our results of operations could be materially adversely affected.

There is no assurance that our risk management systems will effectively minimize various types of risks in our operations to appropriate levels.

Our extensive and diverse businesses expose us to various types of risks. We conduct our business through nine industry-based business units and two sets of regional operations, domestic and overseas. At the same time, we are expanding our business activities into new areas. Accordingly, in addition to the risks and uncertainties that we face as a whole as an integrated trading company, each of our industry-based business units and regional operations may be subject to risks inherent in or relating to each industry, market and/or geographic focus.

Our existing risk management systems, which consist of various elements from risk measurement methodology and information system to internal rule and organization structure, may not work satisfactorily with respect to various risks. Furthermore, we may have no experience or only limited experience with the risks relating to our new business activities, products and services.

In such cases, our new business activities, products and services may require the introduction of more complex management systems and additional management resources, such as human resources.

Moreover, a shortage of management resources, such as human resources, may lead to a restriction of business operation.

CORPORATE INFORMATION (AS OF MARCH 31, 2006)

Date of Establishment:	December 24, 1919		Fiscal Year End:	March 31
Consolidated Shareholders' Equity:	¥1,304.0 billion		Headquarters:	1-8-11, Harumi, Chuo-ku, Tokyo 104-8610, Japan
Number of Consolidated Subsidiaries:	Overseas	441		
	Domestic	185	Number of Employees:	Total including Consolidated Subsidiaries 51,700
Associated Companies: (equity method)	Overseas	173		Non-Consolidated 4,637
	Domestic	76		
	Total	875		

STOCK INFORMATION (AS OF JULY 1, 2006)

Stock Listings: Tokyo, Osaka, Nagoya, Fukuoka

American Depository Receipts

Ratio:	1ADR:1ORD	Depository and Registrar:	CITIBANK, N.A. Shareholder Services P.O. Box 43077 Providence, Rhode Island 02940-3077, USA
Exchange:	OTC (Over-the-Counter)	Toll Free Number:	1-877-248-4237(CITI-ADR)
Symbol :	SSUMY	Overseas Dial-In:	1-816-843-4281
CUSIP Number:	865613103	e-mail:	citibank@shareholders-online.com
		URL:	http://www.citigroup.com/adr

Stock Index

Share price on April 30, 2000=100



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Sumitomo Corporation
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Stock Price and Trading Volume



(Yen)
(Millions of Shares)
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1,500
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High and Low
Closing Price
Trading Volume
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		05/4	5	6	7	8	9	10	11	12	06/1	2	3	4	5	6
Stock Price	High	926	889	915	952	1,055	1,246	1,332	1,441	1,568	1,618	1,705	1,684	1,799	1,770	1,515
(Yen)	Low	834	804	863	878	914	1,020	1,093	1,288	1,410	1,384	1,401	1,450	1,652	1,417	1,280
Trading Volume		83,022	83,346	73,615	70,930	108,394	97,352	100,044	90,263	92,529	80,098	105,761	88,080	95,737	120,864	119,325

Note: Above stock prices and trading volume are based on Tokyo Stock Exchange data.

For further information contact:

Sumitomo Corporation
Investor Relations Department

1-8-11, Harumi, Chuo-ku, Tokyo 104-8610, Japan

Telephone: 81(3)-5166-3522

Facsimile: 81(3)-5166-6292

e-mail: ir@sumitomocorp.co.jp

URL: http://www.sumitomocorp.co.jp/english/

Sumitomo Corporation

Printed in Japan

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